CLIFXXXD CHANCE EUROPE LLP

EXECUTION VERSION

Dated  21 July 2009

XXXXX XXXXXX XXXXX XXXXXXX

as Borrower

XXX-XXXX-XXXXXXXXXXXXXXXXXXX
XXX XXXXXXX
XXXXXXXXXXX XXXXXXXXX XXXX
XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX
XXX XXXXXXXXX XXXXXX XXXXXXXX XXXX XXXXXXX
XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX

XXX XXXX-XXXX XXXX
as Co-Lead Arrangers

XXX XXXX-XXXX XXXX
as Project Facilities Agent

XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX
as Social and Environmental Agent

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX
as Insurance Agent

XXX XXXX-XXXX XXXX
as Modelling and Technical Bank

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX
as ECIC Senior Agent and ECIC Senior Cost Overrun and Subordinated Agent

XXX XXXX-XXXX XXXX
as UFK Senior Agent and as UFK Subordinated Agent

XXX XXXX-XXXX XXXX
as Offshore Security Agent

XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX
as Onshore Security Agent

and with

THE FINANCIAL INSTITUTIONS NAMED HEREIN AS LENDERS

COMMON TERMS AGREEMENT

This document contains 453 pages numbered to 1 to 453

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CONTENTS
Clause	Page

1.

Definitions and Interpretation

9

2.

The Project Cost and Financing Plan

82

3.

The Facilities

84

4.

Conditions of Utilisation

86

5.

Pro-rata Utilisations and Reimbursable Shareholder funding

88

6.

Repayment

90

7.

Illegality, Prepayments and Cancellation

90

8.

Payment of Interest

96

9.

Fees

97

10.

Tax Indemnities

99

11.

Increased Costs

101

12.

Other Indemnities

102

13.

Costs and Expenses and Independent Consultants

105

14.

Representations

109

15.

Financial Information

123

16.

Budgets

124

17.

Reporting

127

18.

Completion Tests

138

19.

The Financial Model

143

20.

Assumptions

143

21.

Banking Cases

145

22.

Positive Undertakings

147

23.

Financial Ratios

170

24.

Negative Undertakings

170

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25.

Events of Default

179

26.

Remedies

190

27.

Benefit of Agreement

192

28.

Assignments and Transfers

192

29.

Change of Agents

198

30.

Co-Lead Arrangers

199

31.

The Project Facilities Agent

199

32.

The Social and Environmental Agent

205

33.

The Insurance Agent

211

34.

The Modelling and Technical Bank

216

35.

The Offshore Security Agent

222

36.

The Onshore Security Agent

222

37.

The ECIC Agents

222

38.

The UFK Agents

228

39.

The Facility Representatives

234

40.

Credit Appraisal by the Finance Parties

235

41.

Deduction from amounts payables by an Agent

236

42.

Conduct of Business by the Finance Parties

236

43.

Insurance

236

44.

Sharing among the Finance Parties

236

45.

Payments by the Borrower

239

46.

Miscellaneous

241

47.

Set-off

242

48.

Notices and Information

242

49.

Calculations and Certificates

248

50.

Partial Invalidity

249

51.

Remedies and Waivers

249

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52.

Amendments and Waivers

249

53.

Counterparts

249

54.

Governing Law

250

55.

Arbitration

250

56.

Jurisdiction of English and Eritrean Courts

251

57.

Immunities

252

58.

Security for Costs

252

Schedule 1 The Original Lenders

253

Part A Original UFK Senior Lenders

253

Part B Original UFK Senior Cost Overrun Lenders

253

Schedule 2 Legal Reservations

254

Schedule 3 Conditions Precedent

259

Part A Conditions precedent to initial Utilisation

259

Part B Conditions precedent to all Utilisations

270

Schedule 4 Form of Accession Memorandum

273

Schedule 5 Form of Transfer Certificate and Assignment Agreement

276

Part A Form of Transfer Certificate

276

Part B Form of Assignment Agreement

278

Schedule 6 Insurance

281

Part A Insurance During Construction and Commissioning Phase

289

Part B Insurance During Operation

299

Part C All Phases

307

Part A

309

Part B

313

Part C

317

Schedule 7 Form of Construction Report Certificate

325

Schedule 8 Form of Cost-to-Complete Certificates

327

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Part A Form of Gold Phase Cost-to-Complete Certificate

327

Part B Form of Copper Phase Cost-to-Complete Certificate

330

Schedule 9 Approvals and notices

332

Part A Approvals

332

Part B Approvals

333

Part C Notices

334

Part D Notices

335

Schedule 10 Form of Historic Ratio Compliance Certificate

336

Schedule 11 Gold Phase Completion Test Certificates

338

Part A Form of Gold Phase Physical Facilities Certificate

338

Part B Form of Gold Production Certificate

344

Part C Gold Operating Cost Certificate

351

Part D Form of Gold Marketing Certificate

356

Part E Form of Gold Legal and other Conditions Certificate

361

Part F Form of Gold Financial Certificate

366

Part G Form of Gold Phase Social and Environmental Certificate

368

Schedule 12 Copper Phase Completion Test Certificates

372

Part A Form of Copper Phase Physical Facilities Certificate

372

Part B Form of Copper Production Certificate

378

Part C Copper Operating Cost Certificate

385

Part D Form of Copper Marketing Certificate

391

Part E Form of Copper Legal and other Conditions Certificate

397

Part F Form of Copper Financial Certificate

403

Part G Form of Copper Phase Social and Environmental Certificate

405

Schedule 13 Form of Restricted Payment Certificate

410

Schedule 14 Form of GoE Lender Letter

412

Schedule 15 Existing Contracts

427

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Schedule 16 Existing Financial Indebtedness

430

Schedule 17 Project Facilities

431

Schedule 18 Confidentiality Undertaking

434

Schedule 19 Hedging Strategy

438

Schedule 20 Addresses

439

Schedule 21 Assumptions

443

Part A Project Assumptions

443

Part B Economic Assumptions

443

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THIS AGREEMENT is dated           July 2009 and made between:

(1)

BISHA MINING SHARE COMPANY, a company organised and existing under the Laws of Eritrea with its head office at Mariam Gimby Street No. 61, P.O. Box 4276, Asmara, Eritrea and registration number ASR00031085 (the "Borrower");

(2)

XXX-XXXX-XXXXXXXXXXXXXXXXXXX, a financial institution incorporated and existing under the laws of the Federal Republic of Germany, registered in the Commercial Register with the Local Court of Frankfurt am Main under registration number XXX XXXXX with its registered office at XXXXXXXXXXXX XXXXXXXXXXXX XX, XXXXX XXXXXXXXX XXXXXXX (“XXX”)

(3)

XXX XXXXXXX, a French société anonyme registered with the Registry of Trade and Companies of Paris, France, under registration number XXX XXX XXX whose registered office is at XX, XXXXXXXXX XXX XXXXXXXX, XXXXX XXXXX, XXXXXX (“XXXX”)

(4)

XXXXXXXXXXX XXXXXXXXX XXXX, a limited liability company incorporated under the laws of Switzerland registered in the Commercial Register of Zurich under registration number XX-XXX.X.XXX.XXX-X and with its registered office at XXXXXXXXXXXXXXXX XX, XXXX XXXXXX, XXXXXXXXXXX (“XXXXXXXXXXX”)

(5)

XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX, a financial institution incorporated and existing as a limited liability company under the laws of the Federal Republic of Germany, registered in the Commercial Register with the Local Court of Cologne under registration number XXX XXXX (“XXX”)

(6)

XXX XXXXXXXX XXXXXX XXXXXXXXXXXXXX XXXX XXXXXXX, a company established in Mauritius and whose registered office is at XXX XXXXX, XXXXXX XXXXX XXXXXXXX, XX XXXXXXX XXXXXX, XXXX XXXXX, XXXXXXXXX (XXXX XXXXXXXX XXXXXXX XXXX XXXXXXXX XX XXXXXXX) (“XXXX”);

(7)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, a development finance institution incorporated and existing as a limited liability company under the laws of the Republic of South Africa registered with the South African Registrar of Companies under registration number XXXXXXXXXXXXXX (“XXX”)

(8)

XXX XXXX-XXXX XXXX, a financial institution incorporated and existing as a limited liability company under the laws of the Federal Republic of Germany, with its registered office at XXXXXXXXXXXXXXXXXXXX X-X, XXXXX XXXXXXXXX XX XXXX, XXXXXXXX and registered in the Commercial Register with the local court of Frankfurt am Main under registration number XXX XXXXX (“XXX XXXX-XXXX”)

(XXX, XXXX, XXXXXXXXXXX, XXX XXX XXXX-XXXX) together, the "Senior Co-Lead Arrangers" and XXX, XXXX and XXX together, the "Subordinated Co-Lead Arrangers" and together with the Senior Co-Lead Arrangers, the "Co-Lead Arrangers")

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(9)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX as lender (the "Original ECIC Senior Lender");

(10)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas lender (the "Original  ECIC Senior Cost Overrun Lender");

(11)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas lender (the "Original ECIC Subordinated Lender");

(12)

THE FINANCIAL INSTITUTIONS listed in Part A (Original UFK S ) of Schedule 1 (The Original L ) as lenders (the "Original UFK Senior Lenders");

(13)

THE FINANCIAL INSTITUTIONS listed in Part B (Original UFK S ) of Schedule 1 (The Original L ) as lenders (the "Original UFK Senior Cost Overrun Lenders");

(14)

XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX as lender;

(15)

XXX XXXXXXXX XXXXXX XXXXXXXXXXXXXX XXX X XXXXXXX, as lender (and together with XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX as lender, the "Original UFK Subordinated Lenders");

(the Original ECIC Senior Lender, the Original ECIC Senior Cost Overrun Lender, the Original UFK Senior Lenders and the Original UFK Senior Cost Overrun Lenders together, the "Original Senior Lenders" and the Original ECIC Subordinated Lender and the Original UFK Subordinated Lenders together, the "Original Subordinated Lenders" and together with the Original Senior Lenders, the "Original Lenders");

(16)

XXX XXXX-XXXX XXXX as project facilities agentt on behalf of the Finance Parties (the "Project Facilities Agent");

(17)

XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX as Social and Environmental Agent  on behalf of the Finance Parties ("Social and Environmental Agent ");

(18)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas insurance agent on behalf of the Finance Parties (the "Insurance Agent");

(19)

XXX XXXX-XXXX XXXX as the modelling and technical bank on behalf of the Finance Parties (the "Modelling and Technical Bank");

(20)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas ECIC agent on behalf of the ECIC Senior Lenders (the "ECIC Senior Agent");

(21)

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas ECIC agent on behalf of the ECIC Senior Cost Overrun Lenders and ECIC Subordinated Lenders (the "ECIC Senior Cost Overrun and Subordinated

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Agent") (the ECIC Senior Agent and the ECIC Senior Cost Overrun and Subordinated Agent being together the "ECIC Agents");

(22)

XXX XXXX-XXXX XXXX as UFK agent on behalf of the UFK Senior Lenders (the "UFK Senior Agent");

(23)

XXX XXXX-XXXX XXXX as UFK agent on behalf of the UFK Subordinated Lenders (the "UFK Subordinated Agent") (the UFK Senior Agent and the UFK Subordinated Agent being together the "UFK Agents");

(24)

XXX XXXX-XXXX XXXX as offshore security agent on behalf of the Secured Parties (the "Offshore Security Agent"); and

(25)

XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX, a bank with its registered office at Liberty Avenue, Bahti  Meskerem Square, Asmara, Eritrea as onshore security agent on behalf of the Secured Parties (the "Onshore Security Agent").

RECITALS:

(A)

The Lenders have agreed to provide credit facilities to the Borrower to:

(a)

finance the Project in accordance with the terms of the Transaction Documents; and

(b)

pay certain insurance premia and interest during construction relating to the financing contemplated herein.

(B)

It is a condition to the availability to the Borrower of the Facilities that this Agreement is entered into.

THE PARTIES AGREE as follows:

SECTION 1
INTERPRETATION

1.

DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Agreement:

"Accession Memorandum" means an accession memorandum substantially in the form set out in Schedule 4 (Form of Access 3).

"Account Banks" means, together, the Onshore Account Bank and the Offshore Account Bank.

"Accounts Agreements" means the Offshore Accounts Agreement and the Onshore Accounts Agreement.

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"Acquisition Agreement" means the agreement dated XX XXXXXXX XXXX between XXXXXX XXXXXXXand XXXXX XXXXXXXX Inc and XXXXX XXXXXXXXInc.

"Additional Mortgage" means each mortgage entered into between the Borrower, the Lenders and the Onshore Security Agent pursuant to sub-clause 22.8.2 of Clause 22.8 (Security and fggg).

"Affiliate" means, in relation to a Person, a Subsidiary of that Person or a Holding Company of that Person or any other Subsidiary of that Holding Company.

"Agents" means, together, the Project Facilities Agent, the Offshore Security Agent, the Onshore Security Agent, the Social and Environmental Agent, the Insurance Agent, the Modelling and Technical Bank, the UFK Subordinated Agent, the UFK Senior Agent, the ECIC Senior Agent, the ECIC Senior Cost Overrun and Subordinated Agent and each other Facility Representative.

"XXXXXXX" means XXXXXXX International Projects Limited.

"XXXXXXX Power Purchase Contract" means the power purchase contract dated on or about the Signing Date entered into between the Borrower and XXXXXXX.

"Applicable Accounting Standards and Policies" means IFRS.

"Applicable Law" means, in relation to a Project Party, the Law of each of its Relevant Jurisdictions (which, for the avoidance of doubt, includes for the Borrower, the law of Eritrea).

"Applicable Spot Rate of Exchange" means with respect to conversion of one currency into a second currency, the spot rate of exchange for the first currency with the second currency displayed on the relevant Reuters page.

"Approval" means any Governmental Approval or Corporate Approval.

"Approval Letters" means the letters between the Ministry and the Borrower dated prior to the date of the first Utilisation Request and relating, inter alia, to approvals required under the Mining Agreement and the Mining License in respect of the Facilities, the Onshore Security Agreement, the Gold Refining Agreements and the Copper Concentrate Sales Agreements and the Gold Puts.

"Approved Operating Phase Costs" means, in any period, the Operating Phase Costs included in the Operating Budget for such period provided that if the Project Facilities Agent does not approve a draft operating budget pursuant to Clause 16.5 (Acceptance of ggg) or determined by an Independent Expert pursuant to Clause 16.6 (Disputes as toggg) and, pending resolution of any dispute pursuant to Clause 16.6 (Disputes as toggg), "Approved Operating Phase Costs" means, for the relevant period, those Operating Phase Costs which have not been disputed by the Project Facilities Agent in the relevant draft operating budget.

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"Approved Project Costs" means, in any period, Project Costs included in the then current Construction Budget and Timetable for such period or costs approved pursuant to Clause 24.9 (Expenditure) provided that if the Project Facilities Agent does not approve a draft construction budget and timetable pursuant to Clause 16.3 (Acceptance of  ) or determined by an Independent Expert pursuant to Clause 16.6 (Disputes as to ) and, pending resolution of any dispute pursuant to Clause 16.6 (Disputes as to ), "Approved Project Costs" means, for the relevant period, those Project Costs which have not been disputed by the Project Facilities Agent in the relevant draft construction budget and timetable.

"Approved Unbudgeted Operating Phase Costs" means, in any period, amounts falling within the definition of Operating Phase Costs which are not included in the Operating Budget for such period but which have been approved for payment by the Project Facilities Agent pursuant to or as permitted pursuant to Clause 24.9 (Expenditure).

"Assignment Agreement" means an agreement substantially in the form set out in Part B of Schedule 5 (Form of Transf ) or any other form agreed between the relevant assignor and assignee.

"Assignment of Key Offshore Project Documents" means the assignment of the Key Offshore Project Documents (and bonds and guarantees issued in connection therewith) and the English law Insurances (other than reinsurance policies) dated on or about the Signing Date between the Borrower and the Offshore Security Agent.

"Auditors" means Abraham Isaac & Company or such firm of independent auditors (or its local affiliate) licensed to practice in Eritrea as may, from time to time, be appointed by the Borrower and approved by the Project Facilities Agent (such approval not to be unreasonably withheld or delayed).

"XXXXXXX" means XXXXXXX XX, a company duly constituted and existing under the laws of XXXXXXX which its registered office at XXXXXXXXXXX XX, XXXXX XXXXXXX

"XXXXXXX Copper Concentrate Sales Agreement" means the sales agreement dated on or about the Signing Date between the Borrower and XXXXXXX in respect of the purchase by XXXXXXX of copper concentrate to be produced by the Borrower.

"XXXXXXX Copper Concentrate Sales Agreement Direct Agreement" means the agreement dated on or about the Signing Date between XXXXXXX, the Offshore Security Agent and the Borrower in respect of the XXXXXXX Copper Concentrate Sales Agreement.

"Authorisation" means an authorised consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Availability Period", with respect to any Facility, has the meaning ascribed to that term in the relevant Facility Agreement.

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"Available Commitment" means, in relation to a Facility at any date, a Lender's Commitment as at that date under that Facility minus:

(a)

the amount of its participation in any outstanding Loans under that Facility; and

(b)

in relation to any proposed Utilisation under that Facility, the amount of its participation in any Loans under that Facility that are due to be made on or before the proposed Utilisation Date.

"Available Facility" means, in relation to a Facility at any date, the aggregate as at that date of all Available Commitments under that Facility.

"Balance" (i) in respect of an Offshore Project Account, has the meaning ascribed to that term in the Offshore Accounts Agreement and (ii) in respect of an Onshore Project Account, has the meaning ascribed to that term in the Onshore Accounts Agreement.

"Ball and SAG Mill Supply Contract" means the purchase order for the manufacture and supply of ball mill, SAG mill and motor base plate dated 22 February 2008 and amended on 4 August 2008 between the Borrower and Polysius, a division of Thyssen Krupp Engineering (PTY) Limited.

"Banking Case" means the initial banking case delivered to, and accepted by, the Project Facilities Agent pursuant to paragraph 12 of Part A of Schedule 3 (Conditions Pre ) as replaced from time to time in accordance with Clause 21.3 (Preparation of ).

"Borrower Parties" means, together:

(a)

the Borrower;

(b)

each Sponsor;

(c)

Nevsun Eritrea;

(d)

Nevsun Africa; and

(e)

Nevsun Barbados.

"Break Costs" means the amount (if any) by which:

(a)

the interest which a Finance Party should have received for the period from the date of receipt of all or part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of the Interest Period;

exceeds

(b)

the amount which that Finance Party would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit

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with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Frankfurt and Cologne, Germany, London, England, Johannesburg, South Africa, Asmara, Eritrea and in relation to any date for payment or purchase of Dollars, London, England and New York, United States of America.

"Business License" means the business license for mining and quarrying required pursuant to the Business License Proclamation.

"Business License Office" means the business licensing office established pursuant to the Business License Proclamation.

"Business License Proclamation" means the Eritrean Proclamation 72/1995: A Proclamation to provide for control of business licensing system and for the establishment of a business licensing office as amended by the Eritrean Proclamation 128/2002: A Proclamation to amend business licensing system control and business licensing office establishment proclamation.

"Calculation Date" means 30 June and 31 December in each calendar year.

"Camp Facility Lease" means the twenty (20) year lease dated as of 1 January 2008 granted by the Eritrean Ministry of Land, Water and Environment in respect of the land area to be occupied by the camp facilities for the Project and registered with the Ministry of Land, Water and Environment of the State of Eritrea on 8 July 2009.

"Canadian GAAP" means (a) prior to the date that is specified by the Canadian Accounting Standards Board as the date from which IFRS will apply in Canada, the generally accepted accounting principles in Canada set forth in the opinions, statements and pronouncements of the Canadian Accounting Standards Board, applicable to the circumstances as of the relevant date, consistently applied and (b) thereafter, IFRS.

"Cashflow Available for Senior Debt Service" or "CFASDS" means, in relation to any period, the sum (without duplication) of:

(a)

the aggregate Project Revenues for such period

less

(b)

the aggregate of (i) Project Costs (other than to the extent funded by the Facilities, Initial Shareholder Funding or amounts standing to the credit of the Copper Phase Reserve Account), (ii) Operating Phase Costs, (iii) Financing Costs, (iv) changes in working capital, (v)  amounts transferred to or projected to be transferred to the Copper Phase Reserve Account in accordance with clause 5.2.6 of the Offshore Accounts Agreement and clause 4.2.6 of the Onshore Accounts Agreement (minus  amounts transferred from or projected to be transferred from the Copper Phase Reserve Account in accordance with clause 3.2.3 of the Offshore Accounts Agreement) and (vi) amounts transferred to or projected to be transferred to the Onshore Rehabilitation

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Reserve Account in accordance with clause 5.2.5 of the Offshore Accounts Agreement and clause 4.2.5 of the Onshore Accounts Agreement.

"Cashflow Available for Total Debt Service" or "CFATDS" means, in relation to any period, the sum (without duplication) of:

(a)

the aggregate Project Revenues for such period

less

(b)

the aggregate of (i) Project Costs (other than to the extent funded by the Facilities, Initial Shareholder Funding or amounts standing to the credit of the Copper Phase Reserve Account), (ii) Operating Phase Costs, (iii) Financing Costs, (iv) changes in working capital, (vi) amounts transferred to or projected to be transferred to the Senior Debt Service Reserve Account, in accordance with clause 5.2.10(e) of the Offshore Accounts Agreement and clause 4.2.10(e) of the Onshore Accounts Agreement, (vi)  amounts transferred to or projected to be transferred to the Copper Phase Reserve Account in accordance with clause 5.2.6 of the Offshore Accounts Agreement and clause 4.2.6 of the Onshore Accounts Agreement (minus  amounts transferred from or projected to be transferred from the Copper Phase Reserve Account in accordance with clause 3.2.3 of the Offshore Accounts Agreement) and (vii) amounts transferred to or projected to be transferred to the Onshore Rehabilitation Reserve Account in accordance with clause 5.2.5 of the Offshore Accounts Agreement and clause 4.2.5 of the Onshore Accounts Agreement.

"XXX" means XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX.

"Charged Property" means all of the assets which are, or are expressed to be, from time to time, the subject of the Transaction Security.

"XXXXX XX-XX" means XXX XXXXXX-XXXXXX XXXX XX XXXXX.

"XXXXX XX-XX Borrower Undertakings" means the undertakings dated 23 January 2008 provided by the Borrower to XXXXX XX-XX in connection with the XXXXX XX-XX Loan Agreement.

"XXXXX XX-XX Loan Agreement" means the loan agreement dated 23 January 2008 between the Ministry of Finance of the State of Eritrea and XXXXX XX-XX.

"XXXXX XX-XX Nevsun Eritrea Shareholder Undertakings" means the undertakings dated 21 January 2008 provided by XXXXXX XXXXXXXto XXXXX XX-XX in connection with the XXXXX XX-XX Loan Agreement.

"XXXXX XX-XX Share Pledge" means the pledge agreement dated 23 January 2008 between ENAMCO and XXXXX XX-XX.

"Civil Code" means the Civil Code of the Empire of Ethiopia, Proclamation No. 166 of 1960 as amended and adopted into Eritrean Law by Proclamation No. 2: Transitional Civil Code of Eritrea.

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"Civil Works Contractor" means Segen Construction Company.

"Xxxxxxxxxxxxx xxxxxxx" means the letters between the Ministry and the Borrower xxxxx xx xxxxx xxxx and (if any) on or prior to the date of the first Utilisation relating, inter alia, to the Mining Agreement and the Mining License.

"Coercive Practice" means the impairing or harming, or threatening to impair or harm, directly or indirectly, any Person or the property of a Person to influence improperly the actions of a Person.

"Collusive Practice" means an arrangement between two or more parties designed to achieve an improper purpose, including to influence improperly the actions of another Person.

"Commercial Code" means the Commercial Code of the Empire of Ethiopia, Proclamation No. 165 of 1960 as amended and adopted into Eritrean Law by Proclamation No. 6: Transitional Commercial Code of Eritrea.

"Commitment" means, in relation to a Facility and:

(a)

an Original Lender, the amount specified in the relevant Facility Agreement as that Original Lender's commitment in relation to such Facility as on the date of the relevant Facility Agreement and the amount of any other Lender's commitment under that Facility transferred to that Original Lender in accordance with the Finance Documents; and

(b)

any other Lender, the amount of any commitment under that Facility transferred to that Lender by any other Lender in accordance with the Finance Documents,

to the extent not cancelled, reduced or transferred by that Original Lender or that other Lender, as the case may be, under the Finance Documents.

"Compensation Payments" means:

(a)

Delay Liquidated Damages;

(b)

Performance Liquidated Damages;

(c)

Expropriation Proceeds; or

(d)

compensation paid pursuant to the Stabilization Agreement.

"Competent Authority" means any local, regional, national or supranational government, agency, authority, department, inspectorate, minister, official, court, tribunal or public or statutory Person (whether autonomous or not) which has jurisdiction over any Key Project Party or all or any part of the Project or any of the ancillary facilities required by the Project (including, without limitation, the Port Facilities and any roads).

"Completion Certificate" means any Gold Phase Completion Test Certificate and any Copper Phase Completion Test Certificate.

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"Completion Guarantee" means:

(a)

the ENAMCO Completion Guarantee; or

(b)

the Nevsun Completion Guarantee.

"Completion Tests" means the Gold Phase Completion Tests and the Copper Phase Completion Tests.

"Constitutional Documents" means, with respect to any Person at any time, the then current constitutional documents of that Person, including, inter alia and where applicable, such Person's articles of incorporation, memorandum of association, by-laws, articles of association, certificate of incorporation or deed of foundation and all similar and/or analogous documents; provided that, for the avoidance of doubt and as at the Signing Date, the Constitutional Documents of the Borrower include the Borrower's updated articles of association dated 8 November 2007 and the Borrower's updated memorandum of association dated 8 November 2007.

"Construction Budget and Timetable" means the Initial Construction Budget and Timetable (together with, once accepted by the Project Facilities Agent pursuant to Clause 16.2 (Initial Zinc P ), the Initial Zinc Phase Construction Budget and Timetable) and each subsequent construction and funding budget approved from time to time in accordance with Clause 16.3 (Acceptance of  ).

"Construction Period Insurances" means the insurances and reinsurances set out in Parts A and C of Appendix 1 to Schedule 6 (Insurance).

"Construction Report" has the meaning ascribed to that term in Clause 17.1 (Construction r ).

"Copper Circuit" means all physical facilities and equipment of the copper circuit of the Project.

"Copper Completion Test Period" means a period of 60 Operating Days within a continuous period of 70 calendar days.

"Copper Concentrate Sales Agreements" means:

(a)

the XXXXXXX Copper Concentrate Sales Agreement;

(b)

the XXXXXXXX Copper Concentrate Sales Agreement; and

(a)

any agreement replacing the foregoing (or guarantee or assumption of obligations under) entered into in accordance with Clause 22.30 (Key Project Do ) and 25.23 (Key Project Do ).

"Copper Concentrate Sales Agreement Direct Agreements" means:

(a)

the XXXXXXX Copper Concentrate Sales Agreement Direct Agreement;

PARIS-1-1004889-v29B- 16 -36-40397380

(b)

the XXXXXXXX Copper Concentrate Sales Agreement Direct Agreement; and

(c)

any agreement replacing the foregoing (or guarantee or assumption of obligations under) entered into in accordance with Clause 22.30 (Key Project Do ) and 25.23 (Key Project Do ).

"Copper Financial Certificate" means a certificate substantially in the form of Part F (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Copper Legal and Other Conditions Certificate" means a certificate substantially in the form of Part E (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Copper Marketing Certificate" means a certificate substantially in the form of Part D (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Copper Operating Cost Certificate" means a certificate substantially in the form of Part C (Copper Operati ) of Schedule 12 (Copper Phase C ).

"Copper Phase" means the Copper Phase Physical Facilities required to produce a copper concentrate from supergene ore.

"Copper Phase Civil Works Contracts" means each of the civil works contracts entered into in connection with the Copper Phase (including, without limitation, the Port Facilities).

"Copper Phase Commencement of Operations" means the commencement of commercial production of the Copper Phase.

"Copper Phase Completion" means the occurrence of the Copper Phase Completion Date.

"Copper Phase Completion Date" means the first date on which:

(a)

the Borrower has delivered (without withdrawing pursuant to sub-clause 18.3.4 of Clause 18.3 (Delivery of Co ggg)) each of the Copper Phase Completion Test Certificates in accordance with Clause 18 (Completion Tes ggg); and

(b)

with respect to each Copper Phase Completion Certificate:

(i)

either that Copper Phase Completion Test Certificate has been accepted in writing by the relevant Agent or, for the Copper Phase Physical Facilities Certificate, the Copper Production Certificate or the Copper Marketing Certificate, the Independent Technical Consultant in accordance with  Clause 18.4 (Acceptance or rejection of Completion Certificates); or

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(ii)

if Copper Phase Completion Certificate that the Borrower has delivered (without withdrawing pursuant to sub-Clause 18.3.3 of Clause 18.3 (Delivery of Co ggg)) has not been so accepted by an Agent, (A) that Copper Phase Completion Certificate has been rejected in whole or in part by the relevant Agent in accordance with Clause 18.4 (Acceptance or rejection of Completion Certificates), (B) an Independent Expert appointed in accordance with Clause 18.5 (Dispute relati êê¾ s) based on that rejection of the Copper Phase Completion Certificate has determined that the Copper Phase Completion Certificate which was rejected by the relevant Agent should not have been so rejected and (C) all other elements of the Copper Phase Completion Certificate have been accepted in writing by the relevant Agent in accordance with  Clause 18.4 (Acceptance or rejection of Completion Certificates).

"Copper Phase Completion Test Certificates" means, together:

(a)

the Copper Phase Physical Facilities Certificate; and

(b)

each Copper Phase Economic Completion Certificate.

"Copper Phase Completion Tests" means, collectively, the Copper Phase Production Test, the Copper Phase Operating Cost Test and the other tests, events and conditions to be passed or to have occurred as conditions to the issuance of the Copper Phase Completion Test Certificates, as such tests, events and conditions are specified in the form of the relevant Copper Phase Completion Test Certificate set forth in Schedule 12 (Copper Phase C  ).

"Copper Phase Cost-to-Complete Certificate" means a certificate of a Specified Officer of the Borrower, and approved by the Independent Technical Consultant, substantially in the form of Part B of Schedule 8 (Form of Cost-t ) certifying, as at the date of that certificate, the aggregate amount of the Copper Phase Project Costs paid or contractually incurred and the aggregate amount of Copper Phase Project Costs projected to be incurred to achieve Copper Phase Completion.

"Copper Phase Direct Agreements" means:

(a)

each Copper Concentrate Sales Agreement Direct Agreement;

(b)

after its execution, the Copper Phase EPC[M] Contract Direct Agreement;

(c)

each other direct agreement that is required to be entered into in accordance with Clause 22.28 (Copper Phase K ); and

(d)

any other document designated as such by the Project Facilities Agent after consultation with the Borrower.

"Copper Phase Economic Completion Certificates" means, together:

(a)

the Copper Production Certificate;

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(b)

the Copper Operating Cost Certificate;

(c)

the Copper Marketing Certificate;

(d)

the Copper Financial Certificate;

(e)

the Copper Phase Social and Environmental Certificate; and

(f)

the Copper Legal and Other Conditions Certificate.

"Copper Phase EPC[M] Coordination Agreement" means the coordination agreement with respect to the Copper Phase Offshore EPC[M] Contract and the Copper Phase Onshore EPC[M] Contract to be entered into between the Borrower, the Copper Phase Offshore EPC[M] Contractor and the Copper Phase Onshore EPC[M] Contractor.

"Copper Phase EPC[M] Contract Direct Agreement" means, following its execution, the direct agreement among the Copper Phase EPC[M] Contractor, the Borrower and the Offshore Security Agent relating to the Copper Phase EPC[M] Offshore Contract, the Copper Phase EPC[M] Onshore Contract and the Copper Phase EPC[M] Coordination Agreement.

"Copper Phase EPC[M] Contractor" means the Copper Phase Offshore EPC[M] Contractor and the Copper Phase Onshore EPC[M] Contractor.

"Copper Phase EPC[M] Contracts" means together (if any) the Copper Phase Offshore EPC[M] Contract, the Copper Phase Onshore EPC[M] Contract and the Copper Phase EPC[M] Coordination Agreement.

"Copper Phase Offshore EPC[M] Contract" means each onshore EPCM services or EPC agreement (if any) relating to the Copper Phase (or any part thereof) to be entered into between the Borrower and a Copper Phase Offshore EPC[M] Contractor.

"Copper Phase Offshore EPC[M] Contractor" means a contractor (if any) satisfactory to the Project Facilities Agent.

"Copper Phase Onshore EPC[M] Contract" means each onshore EPCM services or EPC agreement (if any) relating to the Copper Phase (or any part thereof) to be entered into between the Borrower and a Copper Phase Onshore EPC[M] Contractor.

"Copper Phase Onshore EPC[M] Contractor" means a contractor (if any) satisfactory to the Project Facilities Agent.

"Copper Phase Operating Cost Test" means, collectively, the tests, events and conditions to be met for the issuance of the Copper Operating Cost Certificate, as such tests, events and conditions are specified in form of the Copper Operating Cost Certificate set forth in Part C (Copper Operati ) of Schedule 12 (Copper Phase C ).

"Copper Phase Physical Facilities" means the physical assets and facilities that are materially the same as those described as the "Copper Phase" in Schedule 17 (Project Facili ) (including the Copper Circuit and the Port Facilities).

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"Copper Phase Physical Facilities Certificate" means a certificate substantially in the form of Part A (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Copper Phase Production Test" means, collectively, the tests, events and conditions to be met for the issuance of the Copper Phase Production Certificate, as such tests, events and conditions are specified in form of the Copper Production Certificate set forth in Part B (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Copper Phase Project Costs" means:

(a)

all costs incurred by the Borrower in the design, development, procurement, construction and commissioning of the Copper Phase and all related works;

(b)

fees and expenses of professional advisors engaged in relation to the design, development, procurement, construction, commissioning, insurance or financing of the Copper Phase;

(c)

fees and expenses of the Independent Consultants incurred in connection with the design, development, procurement, construction and commissioning of the Copper Phase;

(d)

costs and expenses of obtaining any Approvals (including but not limited to the annual rental for the lease provided by the Mining License payable pursuant to Article 37(1) of the Mining Proclamation to Ministry of Energy and Mines at an annual rate of 600 Nakfa, as set out under Article 34 of Mining Regulations) incurred, prior to the date of the Copper Phase Commencement of Operations, in connection with the design, development, procurement, construction, commissioning or operation of the Copper Phase;

(e)

insurance premiums in respect of the Construction Period Insurances for the Copper Phase;

(f)

any other costs which the Project Facilities Agent agrees shall be a Copper Phase Project Cost; and

(g)

Tax payable in relation to any of the above,

but not including any cost or payment constituting a Restricted Payment or a Gold Phase Project Cost.

"Copper Phase Reserve Account" has the meaning given to such term in the Offshore Accounts Agreement.

"Copper Phase Social and Environmental Certificate" means a certificate substantially in the form of Part G (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Copper Phase Social and Environmental Impact Assessment" means a social and environmental impact assessment for the transportation route for the Copper Phase and the Port Facilities.

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"Copper Production Certificate" means a certificate substantially in the form of Part B (Form of Copper ) of Schedule 12 (Copper Phase C ).

"Corporate Approvals" means the corporate, creditor's or shareholder's authorisations, approvals, resolutions, consents, waivers or other actions or requirements required or desirable to be obtained:

(a)

to construct, commission, own or operate the Project or for the conduct by any Borrower Party of its business and activities comprising or connected with the Project;

(b)

to enable any Borrower Party to enter into each Finance Document to which it is a party or to make or incur the Loans, or any Shareholder Funding;

(c)

to enable each Borrower Party to enter into the Transaction Documents to which it is party and to exercise its rights and perform its obligations thereunder and to ensure that the obligations expressed to be assumed by any Borrower Party in each Transaction Document to which it is party are legal, valid, binding and enforceable; and

(d)

to ensure that the Transaction Documents to which each Borrower Party is party is admissible in its Relevant Jurisdictions.

"Corrupt Practice" means the offering, giving, receiving or soliciting, directly or indirectly, of anything of value to influence improperly the actions of another Person.

"Cosira Steel Supply Contract" means the purchase order for the supply and fabrication of structure steel and plate work including, without limitation, the crusher station, the grinding area, the CIL tanks dated 25 July 2008 and amended on 23 September 2008 between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and Cosira International.

"Cost Overrun" means the amount (if any) by which the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion exceeds the aggregate amount of Initial Shareholder Funding, the total amount of Commitments under each Senior Facility (excluding the Commitments under the ECIC Senior Cost Overrun Facility and the UFK Covered Senior Cost Overrun Facility) and the total amount of Commitments under each Subordinated Facility.

"CRA Required Balance" has the meaning given to such term in the Offshore Accounts Agreement.

"CRA Target Balance" has the meaning given to such term in the Offshore Accounts Agreement.

"Creditor's Process" means, in respect of any Person:

(a)

any expropriation, attachment, sequestration, distress or execution which affects any asset or assets of that Person;

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(b)

any injunction or other order (whether or not interim in nature) which prevents that Person from encumbering, disposing of or otherwise dealing with any of its assets; or

(c)

any analogous procedure or step, to those set out in paragraph (a) or paragraph (b), in any jurisdiction.

"Cyanide Code" means the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the production of Gold.

"Cyanide Detox/Gold Room/Gold CIL Supply Contract" means the purchase order for the supply of interstage screens, laundergate valves, carbon kiln and electrowinning cells and agitators dated 27 March 2008 and amended on 30 July 2008 between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and KEMIX (Pty) Ltd.

"Cyclone Cluster Supply Contract" means the purchase order for the supply of cyclone cluster and actuators dated 4 April 2008 and amended on 11 December 2008 between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower)  and Krebs South Africa.

"Default" means an Event of Default or any event or circumstance which would (with the giving of notice, the expiry of a grace period, the satisfaction of any other condition, the making of any determination under the Finance Documents or any combination of the foregoing) be an Event of Default.

"XXX UFK Covered Subordinated Facility" means the term loan facility, in an aggregate amount at the Signing Date of twenty million Dollars (USD 20,000,000), made or to be made available to the Borrower by XXX under the XXX UFK Covered Subordinated Facility Agreement.

"XXX UFK Covered Subordinated Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, XXX and the UFK Subordinated Agent.

"Delay Liquidated Damages" means delay liquidated damages or penalties payable under the Project Documents.

"Delegate" means any delegate, agent, attorney or co-trustee appointed by the Offshore Security Agent.

"Development Plan" means the Initial Development Plan as that development plan may be modified from time to time in accordance with Clause 24.16 (Restricted cha ) and delivered to the Modelling and Technical Bank, the Independent Technical Consultant and the Social and Environmental Consultant.

"Direct Agreements" means:

(a)

the Copper Phase Direct Agreements;

(b)

the Gold Phase Direct Agreements;

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(c)

the XXX XXXXXX XXXXXX;

(d)

after its execution, each New Power Purchase Direct Agreement;

(e)

each other direct agreement which is entered into pursuant to Clause 22.30 (Key Project Do ); and

(f)

any direct agreement replacing the foregoing entered into in accordance with Clause 25.23 (Key Project Do ).

"Director General" means the Director General of the Department of Mines as defined in the Mining Agreement.

"Discounted Cashflow Available for Senior Debt Service" means, on any Calculation Date, the Cashflow Available for Senior Debt Service projected in the current Banking Case for each period commencing on or after that Calculation Date discounted back to such Calculation Date on the basis that:

(a)

the xxxxxxxx xxxx xx xx xxxxxxxx xxxxx xx xxxxx xxx xxxx per annum; and

(b)

the discounting shall be made on a Quarterly basis and on the assumption that cashflow for a Quarter occurs at the end of that Quarter.

"Discounted Cashflow Available for Total Debt Service" means, on any Calculation Date, the Cashflow Available for Total Debt Service projected in the current Banking Case for each period commencing on or after that Calculation Date discounted back to such Calculation Date on the basis that:

(a)

the discount rate to be applied shall xx xxxxx xxx xxxx. (xx)per annum; and

(b)

the discounting shall be made on a Quarterly basis and on the assumption that cashflow for a Quarter occurs at the end of that Quarter.

"Dollars", "$" and "USD " means the lawful currency of the United States of America.

"XXXX UFK Covered Subordinated Facility" means the term loan facility, in an aggregate amount at the Signing Date of twenty five million Dollars (USD 25,000,000), made or to be made available to the Borrower by XXXX under the XXXX UFK Covered Subordinated Facility Agreement.

"XXXX UFK Covered Subordinated Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, XXXX and the UFK Subordinated Agent.

"ECIC" means The Export Credit Insurance Corporation of South Africa, an export credit agency incorporated and existing as a limited liability company under the laws of the Republic of South Africa registered with the South African Registrar of Companies under registration number 2001/013128/06.

"ECIC Facility" means:

PARIS-1-1004889-v29B- 23 -36-40397380

(a)

the ECIC Senior Facility; or

(b)

the ECIC Senior Cost Overrun Facility; or

(c)

the XXX ECIC Subordinated Facility.

"ECIC Facility Agreement" means:

(a)

the ECIC Senior Facility Agreement; or

(b)

the ECIC Senior Cost Overrun Facility Agreement; or

(c)

the XXX ECIC Subordinated Facility Agreement.

"ECIC Lenders" means the Lenders under the ECIC Facilities.

"ECIC Party" means each party to an ECIC Facility Agreement.

"ECIC Policies" means:

(a)

the ECIC Senior Facility Policy; and

(b)

the ECIC Senior Cost Overrun and Subordinated Facility Policy.

"ECIC Premium" means premium payable to ECIC in respect of an ECIC Policy.

"ECIC Senior Cost Overrun and Subordinated Facility Policy" means the insurance policy, including any schedules and any endorsements issued in respect of such policy, issued by ECIC in favour of the ECIC Senior Cost Overrun and Subordinated Agent (for itself, the ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders) pursuant to which ECIC will provide insurance cover to the ECIC Senior Cost Overrun and Subordinated Agent (for itself, the ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders) in respect of certain defined causes of loss in respect of the ECIC Senior Cost Overrun Facility and the XXX ECIC Subordinated Facility.

"ECIC Senior Cost Overrun Facility" means the term loan facility, in an aggregate amount at the Signing Date of nine million Dollars (USD 9,000,000), made or to be made available to the Borrower by the ECIC Senior Lenders under the ECIC Senior Cost Overrun Facility Agreement.

"ECIC Senior Cost Overrun Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, the ECIC Senior Lenders and the ECIC Senior Cost Overrun and Subordinated Agent.

"ECIC Senior Cost Overrun Lenders" means:

(a)

the Original ECIC Senior Cost Overrun Lender; and

(b)

any bank, financial institution, trust, fund or other entity which has become a lender under a ECIC Senior Cost Overrun Facility Agreement in accordance with Clause 28 (Assignments an ),

PARIS-1-1004889-v29B- 24 -36-40397380

which in each case has not ceased to be a party to the ECIC Senior Cost Overrun Facility Agreement in accordance with the terms of the Finance Documents.

"ECIC Senior Facility" means the term loan facility, in an aggregate amount at the Signing Date of forty five million Dollars (USD 45,000,000), made or to be made available to the Borrower by the ECIC Senior Lenders under the ECIC Senior Facility Agreement.

"ECIC Senior Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, the ECIC Senior Lenders and the ECIC Senior Agent.

"ECIC Senior Facility Policy" means the export credit insurance policy, including any schedules and any endorsements issued in respect of such policy, issued by ECIC in favour of the ECIC Senior Agent (for itself and the ECIC Senior Lenders) pursuant to which ECIC will provide insurance cover to the ECIC Senior Agent (for itself and the ECIC Senior Lenders) in respect of certain defined causes of loss in respect of the ECIC Senior Facility.

"ECIC Senior Lenders" means:

(a)

the Original ECIC Senior Lender; and

(b)

any bank, financial institution, trust, fund or other entity which has become a lender under the ECIC Senior Facility Agreement in accordance with Clause 28 (Assignments an ),

which in each case has not ceased to be a party to the ECIC Senior Facility Agreement in accordance with the terms of the Finance Documents.

"ECIC Subordinated Lenders" means:

(a)

XXX; and

(b)

any bank, financial institution, trust, fund or other entity which has become a lender under the XXX ECIC Subordinated Facility Agreement in accordance with Clause 28 (Assignments an ),

which in each case has not ceased to be a party to the XXX ECIC Subordinated Facility Agreement in accordance with the terms of the Finance Documents.

"Economic Assumptions" means the assumptions set out in Part B (Economic Assum ) of Schedule 21 (Assumptions), as the same may be updated from time to time in accordance with Clause 20 (Assumptions).

"EITI" means the Extractive Industries Transparency Initiative.

"EITI Principles and Criteria" means the principles and criteria issued from time to time by the EITI.

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"ENAMCO" means the Eritrean National Mining Corporation a corporation constituted pursuant to the Eritrean law Proclamation No. 157/2006 Eritrean National Mining Corporation Establishment Proclamation.

"ENAMCO Completion Guarantee" means the guarantee dated on or about the Signing Date between ENAMCO, the Project Facilities Agent and the Offshore Security Agent.

"Encumbrance" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any Person or any other agreement or arrangement having a similar effect.

"Environment" means all, or any of, the following:

(a)

the air (including, without limitation, the air within buildings and the air within other natural or man-made structures above or below ground);

(b)

water (including, without limitation, territorial, coastal and inland waters, ground and surface water and water in drains and sewers);

(c)

land (including, without limitation, surface and sub-surface soil);

(d)

animals;

(e)

plants;

(f)

natural habitats; and

(g)

human health.

"Environmental Law" means any Applicable Law or any applicable international regulation or treaty which relates to the pollution, harm to or protection of the Environment, or harm to or the protection of human health, or any emission or substance capable of causing harm to any living organism or the Environment.

"Environmental Permits" means, at any time, any Authorisation, filing of any notification, report or assessment required, at such time, under any Environmental Law for the construction of the Project (as well as supporting infrastructure and utilities to be owned, leased, used or otherwise operated by the Borrower) or operation of Project or the assets, business or operations of the Borrower.

"EPCM Contractors" means the Gold Phase EPCM Contractors and the Copper Phase EPC[M] Contractors.

"EPCM Contract Direct Agreement" means the Gold Phase EPCM Contract Direct Agreement and the Copper Phase EPC[M] Contract Direct Agreement.

"EPCM Contracts" means, collectively, the Gold Phase EPCM Contracts and the Copper Phase EPC[M] Contracts.

"Equator Principles" means the set of principles set out in the paper entitled "A financial industry benchmark for determining, assessing and managing social and

PARIS-1-1004889-v29B- 26 -36-40397380

environmental risk in project financing" dated 6 July 2006 and adopted by certain financial institutions, as the same may be amended or supplemented from time to time.

"Equity Contribution" means any cash payment to the Borrower by an Immediate Shareholder as a subscription in cash for shares in the Borrower or towards the par value in respect of shares in the Borrower.

"Eritrea" means the State of Eritrea.

"Eritrean Insolvency Proceedings" means, for any Person:

(a)

that Person is declared bankrupt (as referred to in article 969 of the Eritrean Commercial Code) or a judgement in bankruptcy (as referred to in article 981 of the Eritrean Commercial Code is made in relation to such Person);

(b)

any bankruptcy commissioner or trustee is appointed in respect of such Person.

"Eritrean Insolvent" means, for any Person, there is a suspension of payments with respect to such Person (as referred to in articles 969 and 971 of the Eritrean Commercial Code).

"Euro" means the single currency unit of the member states of the European Community that adopt or have adopted such single currency unit as their lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

"Event of Default" means any event or circumstance specified as such in Clause 25 (Events of Defa ).

"Event of Force Majeure" means any event or circumstance which the parties to any Project Document have agreed in such Project Document shall be attributed to force majeure and shall have the effect of suspending certain of the rights, benefits and obligations of the respective or affected parties under or pursuant to such Project Document.

"Excess Cashflow" means, in respect of any period:

(a)

Cashflow Available for Total Debt Service for that period

less

(b)

the aggregate of principal amounts repaid and interest paid under the Senior Facilities and any pari passu Financial Indebtedness and the Subordinated Facilities and any pari passu Financial Indebtedness; and

(c)

amounts transferred to the Copper Phase Reserve Account in accordance with clause 5.2.6 of the Offshore Accounts Agreement and/or Clause 4.2.6 of the Onshore Accounts Agreements and amounts transferred to the Subordinated Debt Service Reserve Account in accordance with clause 5.2.5 of the Offshore Accounts Agreement and/or clause 4.2.5 of the Onshore Accounts Agreement.

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"Exploration License" means the exploration license dated 16 October 2008, granted to the Borrower by the Ministry with respect to an area contiguous to the Mining Agreement Area.

"Expropriation Event" means (i) any compulsory transfer or taking, expropriation, nationalisation or transfer under threat of compulsory transfer or taking, expropriation or nationalisation of any assets of the Borrower (including for the avoidance of doubt, any of its rights under the Mining Agreement, the Mining License, the Borrower's Business License, the Stabilization Agreement or any Project Assets) or (ii) the withdrawal, termination or non-renewal of the Mining Agreement, the Stabilization Agreement or any Approval (including, without limitation, the Borrower's Business License or the Mining License).

"Expropriation Proceeds" means the amount of any payments to the Borrower by any Competent Authority of Eritrea or by any insurer, in each case, as compensation for any Expropriation Event.

"Facility" means any of the financing facilities made available, or to be made available, pursuant to the Facility Agreements.

"Facility Agreements" means the Senior Facility Agreements and the Subordinated Facility Agreements.

"Facility Office" means, in relation to an Agent or the Account Bank, the office identified for it on Schedule 20 (Addresses) or such other office as it may select by notice to the other Parties and in relation to any other Finance Party, the office notified by it to the Project Facilities Agent in writing prior to the Signing Date or identified with its signature below (or at the end of the Accession Memorandum pursuant to which it becomes a party to this Agreement in the relevant capacity) or such other office as it may from time to time select by not less than five Business Day's notice to the Project Facilities Agent.

"Facility Representative" means:

(a)

for the XXX Covered Senior Cost Overrun Facility Agreement and the UFK Covered Senior Facility Agreement, the UFK Senior Agent;

(b)

for the ECIC Senior Facility Agreement, the ECIC Senior Agent;

(c)

for the ECIC Senior Cost Overrun Facility Agreement, the ECIC Senior Cost Overrun and Subordinated Agent;

(d)

for the XXX ECIC Subordinated Facility Agreement, the ECIC Senior Cost Overrun and Subordinated Agent;

(e)

for the XXX UFK Covered Subordinated Facility Agreement, XXX;

(f)

for the XXXX UFK Covered Subordinated Facility Agreement, XXXX; or

in each case, the Person identified as such in the Accession Memorandum to which such Person is a party.

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"Feasibility Study" means the feasibility study relating to the Project dated November 2006 carried out by AMEC Americas Limited.

"Fee Letter" means any letter or letters dated on or about the Signing Date between any Finance Party or Account Bank and the Borrower setting out fees to be paid by the Borrower to that Finance Party or Account Bank in connection with the Facilities and/or that Finance Party's or Account Bank's activities under the Finance Documents.

"Final Discharge Date" means the date on which:

(a)

the Borrower has no further actual or contingent obligation to make any payments to any Finance Party or any other Person under or pursuant to the terms of any of the Finance Documents, and all payments to the Finance Parties have been indefeasibly made by the Borrower or other applicable Borrower Party; and

(b)

no Finance Party has any Commitment or any other actual or contingent obligation or liability under or pursuant to any of the Finance Documents which will give rise to such an actual or contingent obligation of the Borrower.

"Final Mine Date" means the date on which the last ore is mined from the Mining License Area in accordance with the Development Plan, being, as at the Signing Date, 30 September 2020.

"Finance Documents" means, together:

(a)

this Agreement;

(b)

each Facility Agreement;

(c)

each Security Document;

(d)

the Intercreditor Agreement;

(e)

each Accounts Agreement;

(f)

the ENAMCO Completion Guarantee;

(g)

the Nevsun Completion Guarantee;

(h)

the Nevsun Share Retention and Shareholder Advance Agreement;

(i)

the Immediate Shareholders' Share Retention and Shareholder Advance Agreement;

(j)

the Subordination Agreement;

(k)

the Offshore Security Agent Agreement;

(l)

the Onshore Security Agent Agreement;

(m)

each Direct Agreement;

PARIS-1-1004889-v29B- 29 -36-40397380

(n)

each Fee Letter;

(o)

each Accession Memorandum, if any;

(p)

each Transfer Certificate, if any;

(q)

each Assignment Agreement, if any;

(r)

each Utilisation Request; and

(s)

any other document designated as such by the Project Facilities Agent after consultation with the Borrower,

and all other documents from time to time creating, evidencing or entered into as a security for or guaranteeing the obligations of the Borrower under any other Finance Document and any documents entered into pursuant hereto or thereto.

"Finance Parties" means the Agents and the Lenders.

"Financial Certificate" means:

(a)

a Copper Financial Certificate; or

(b)

a Gold Financial Certificate.

"Financial Close" means the service of a notice by the Project Facilities Agent under Clause 4.3 (Confirmation f ).

"Financial Half Year" means, with respect to the Borrower, each period of 6 calendar months ending on a 30 June.

"Financial Indebtedness" means any indebtedness for or in respect of:

(a)

moneys borrowed;

(b)

any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)

any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)

the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Applicable Accounting Standards and Policies, be treated as a finance;

(e)

receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)

any Hedging Transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any Hedging Transaction, only the marked to market value shall be taken into account);

PARIS-1-1004889-v29B- 30 -36-40397380

(g)

any counter-indemnity obligations in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(h)

any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 45 days after the date of supply;

(i)

any arrangement pursuant to which an asset sold by the Borrower may be reacquired by it (whether following the exercise of an option or otherwise);

(j)

any amount raised by the issue of redeemable shares;

(k)

any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and

(l)

the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (k) above.

"Financial Model" means the Initial Financial Model as revised from time to time in accordance with Clause 19 (The Financial  ).

"Financial Year" means, with respect to the Borrower, each period of 12 calendar months ending on any 31 December.

"Financing Costs" means fees, costs and expenses payable pursuant to any of Clause 9 (Fees), Clause 12 (Other Indemnit ) and Clause 13 (Costs and Expe ) and any other fees, costs and expenses payable by the Borrower under any Finance Document to which the Borrower is a party (including any fees or premium payable to a Risk Cover Provider by the Borrower in connection with that Risk Cover Provider's Risk Cover Instrument or to any agent of a Lender appointed pursuant to a Finance Document).

"Forecast Delivery Date" means each of the following:

(a)

any date on which the Borrower delivers to the Project Facilities Agent a Copper Phase Completion Test Certificate or a Gold Phase Completion Test Certificate;

(b)

the date falling five (5) Business Days before each Calculation Date; and

(c)

any other date as the Project Facilities Agent, by not less than 30 days’ written notice to the Borrower, may select following the occurrence of a Default or any other event or circumstance which has or is reasonably likely to have a material and adverse effect on the Project or the interests of the Finance Parties or any of them.

"Fraudulent Practice" means any action or omission, including misrepresentation, that knowingly or recklessly misleads, or attempts to mislead, a Person to obtain a financial benefit or to avoid an obligation.

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"Fuel Supply Agreements" means the contract or contracts entered into from time to time, between the Borrower and a supplier relating to the supply of fuel (diesel or HFO) to the Project.

"Further Sanctionable Practice" means any Corrupt Practice, Coercive Practice, Collusive Practice, Fraudulent Practice or Obstructive Practice.

"GoE" means the Government of Eritrea.

"XXX XXXXXX XXXXXX" means the letter agreement dated prior to the date of the first Utilisation Request from the XXXXXXXX XX XXXXXX XXX XXXXXto the Lenders, the Project Facilities Agent, the Onshore Security Agent and the Offshore Security Agent, in the form set out in Schedule 14 (Form of XXX XX ) together with such changes as may be agreed by the Project Facilities Agent (acting on the instructions of all Lenders and each in its sole and absolute discretion).

"Gold Completion Test Period" means a period of 90 Operating Days, which need not be continuous, at the Borrower's election, within a continuous period of 100 calendar days.

"Gold Financial Certificate" means a certificate substantially in the form of Part F (Form of Gold F ) of Schedule 11 (Gold Phase Com ).

"Gold Legal and Other Conditions Certificate" means a certificate substantially in the form of Part E (Form of Gold L ) of Schedule 11 (Gold Phase Com ).

"Gold Marketing Certificate" means a certificate substantially in the form of Part D (Form of Gold M ) of Schedule 11 (Gold Phase Com ).

"Gold Operating Cost Certificate" means a certificate substantially in the form of Part C (Gold Operating ) of Schedule 11 (Gold Phase Com ).

"Gold Phase" means the physical assets and facilities that are materially the same as those described as the "Gold Phase" in Schedule 17 (Project Facili ) required to produce a gold and silver doré from oxide ore.

"Gold Phase Civil Works Contracts" means:

(a)

the road and earthworks construction contract between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and the Civil Works Contractor dated 2 June 2009;

(b)

the camp site purchase order between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and the Civil Works Contractor dated  2 June 2009;

(c)

the process plant civil works construction purchase order for the CIL area

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between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and the Civil Works Contractor dated 2 June 2009;

(d)

on its signing by the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and the Civil Works Contractor, the tailings dam and other earthworks contract between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and the Civil Works Contractor; and

(e)

the plant civil construction contract for grinding, detoxification plant and reagent areas between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and the Civil Works Contractor dated 2 June 2009.

"Gold Phase Commencement of Operations" means Provisional Acceptance (as defined in the Gold Phase EPCM Contracts) of the Gold Phase in its entirety (as referred to in article 20.6 of the Gold Phase EPCM Contracts).

"Gold Phase Completion" means the occurrence of the Gold Phase Completion Date.

"Gold Phase Completion Date" means the date on which:

(a)

the Borrower has delivered (without withdrawing pursuant to sub-clause 18.3.3 of Clause 18.3 (Delivery of Co ggg)) each of the Gold Phase Completion Test Certificates in accordance with Clause 18 (Completion Tes ggg); and

(b)

with respect to each Gold Phase Completion Certificate:

(i)

either that Gold Phase Completion Test Certificate has been accepted in writing by the relevant Agent or, for the Gold Phase Physical Facilities Certificate, the Gold Production Certificate or the Gold Marketing Certificate, the Independent Technical Consultant in accordance with  Clause 18.4 (Acceptance or  ); or

(ii)

if a Gold Phase Completion Certificate that the Borrower has delivered (without withdrawing pursuant to sub-Clause 18.3.4 of Clause 18.3 (Delivery of Co ggg)) has not been so accepted by an Agent, (A) that Gold Phase Completion Certificate has been rejected in whole or in part by the relevant Agent in accordance with Clause 18.4 (Acceptance or  ggg), (B) an Independent Expert appointed in accordance with Clause 18.5 (Dispute relati ggg) based on that rejection of the Gold Phase Completion Certificate has determined that the Gold Phase Completion Certificate which was rejected by the relevant Agent should not have been so rejected and (C) all other elements of the Gold Phase Completion Certificate have been accepted in writing by the relevant Agent in accordance with Clause 18.4 (Acceptance or rejection of Completion Certificates).

"Gold Phase Completion Test Certificates" means, together:

(a)

the Gold Phase Physical Facilities Certificate; and

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(b)

each Gold Phase Economic Completion Certificate.

"Gold Phase Completion Tests" means, collectively, the Gold Phase Production Test, the Gold Phase Operating Cost Test and the other tests, events and conditions to be passed or to have occurred as conditions to the issuance of the Gold Phase Completion Test Certificates, as such tests, events and conditions are specified in the form of the relevant Gold Phase Completion Test Certificate set forth in Schedule 11 (Gold Phase Com ).

"Gold Phase Cost-to-Complete Certificate" means a certificate of a Specified Officer of the Borrower and approved by the Independent Technical Consultant, substantially in the form of Part A of Schedule 8 (Form of Cost-t ) certifying, inter alia, as at the date of that certificate, the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion.

"Gold Phase Direct Agreements" means:

(a)

the Gold Phase EPCM Contract Direct Agreement;

(b)

each Gold Refining Agreement Direct Agreement;

(c)

the Mobile Equipment Supply Direct Agreement;

(d)

the Power Purchase Direct Agreement; and

(e)

any other document designated as such by the Project Facilities Agent and the Borrower.

"Gold Phase Economic Completion Certificates" means, together:

(a)

the Gold Production Certificate;

(b)

the Gold Operating Cost Certificate;

(c)

the Gold Marketing Certificate;

(d)

the Gold  Financial Certificate;

(e)

the Gold Phase Social and Environmental Certificate; and

(f)

the Gold Legal and Other Conditions Certificate.

"Gold Phase EPCM Contract Direct Agreement" means the direct agreement among the Gold Phase EPCM Contractors, the Borrower and the Offshore Security Agent relating to the Gold Phase EPCM Offshore Contract, the Gold Phase EPCM Onshore Contract and the Gold Phase EPCM Co-ordination Agreement.

"Gold Phase EPCM Contractors" means the Gold Phase Offshore EPCM Contractor and the Gold Phase Onshore EPCM Contractor.

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"Gold Phase EPCM Contracts" means together the Gold Phase Offshore EPCM Contract, the Gold Phase Onshore EPCM Contract and the Gold Phase EPCM Coordination Agreement.

"Gold Phase EPCM Coordination Agreement" means the coordination agreement with respect to the Gold Phase Offshore EPCM Contract and the Gold Phase Onshore EPCM Contract dated on or about the Signing Date between the Borrower, the Gold Phase Offshore EPCM Contractor and the Gold Phase Onshore EPCM Contractor.

"Gold Phase Offshore EPCM Contract" means the offshore EPCM services agreement dated on or about the Signing Date and entered into between the Borrower and the Gold Phase Offshore EPCM Contractor.

"Gold Phase Offshore EPCM Contractor" means XXXXX XX, a company organised and existing under the Laws of South Africa.

"Gold Phase Onshore EPCM Contract" means the onshore EPCM services agreement dated on or about the Signing Date and entered into between the Borrower and the Gold Phase Onshore EPCM Contractor.

"Gold Phase Onshore EPCM Contractor" means XXXXX XXXXXXX XXXXXXXXXXXXXXEritrea P.L.C., a company organised and existing under the Laws of Eritrea.

"Gold Phase Operating Cost Test" means, collectively, the tests, events and conditions to be met for the issuance of the Gold Operating Cost Certificate, as such tests, events and conditions are specified in form of the Gold Operating Cost Certificate set forth in Part C (Gold Operating ) of Schedule 11 (Gold Phase Com ).

"Gold Phase Physical Facilities" means the Gold Plant and the physical assets and facilities that are materially the same as those described as the "Gold Phase" in Schedule 17 (Project Facili ).

"Gold Phase Physical Facilities Certificate" means a certificate substantially in the form of Part A (Form of Gold P ) of Schedule 11 (Gold Phase Com ).

"Gold Phase Production Test" means, collectively, the tests, events and conditions to be met for the issuance of the Gold Production Certificate, as such tests, events and conditions are specified in form of the Gold Production Certificate set forth in Part B (Form of Gold P ) of Schedule 11 (Gold Phase Com ).

"Gold Phase Project Costs" means:

(a)

all costs incurred by the Borrower in the design, development, procurement, construction and commissioning of the Gold Phase and all related works;

(b)

fees and expenses of professional advisors engaged in relation to the design, development, procurement, construction, commissioning, insurance or financing of the Gold Phase;

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(c)

during the Availability Period, (i) Financing Costs accrued due and payable, (ii) costs of entry into the Gold Puts accrued due and payable and (iii) interest under the Facilities accrued due and payable (including, without limitation, Interest During Construction);

(d)

fees and expenses of the Independent Consultants incurred prior to the date of the Gold Phase Commencement of Operations;

(e)

costs and expenses of obtaining any Approvals (including but not limited to the annual rental for the lease provided by the Mining License payable pursuant to Article 37(1) of the Mining Proclamation to Ministry of Energy and Mines at an annual rate of 600 Nakfa, as set out under Article 34 of Mining Regulations) incurred, prior to the date of the Gold Phase Commencement of Operations, in connection with the design, development, procurement, construction, commissioning or operation of the Copper Phase;

(f)

insurance premiums in respect of the Construction Period Insurances for the Gold Phase;

(g)

costs and expenses incurred with respect to initial stocks of fuel and feedstocks for the Gold Phase;

(h)

the initial working capital requirement of the Borrower;

(i)

any other costs which the Project Facilities Agent agrees shall be Gold Phase Project Costs; and

(j)

Tax payable in relation to any of the above,

but not including any cost or payment constituting a Restricted Payment.

"Gold Phase Social and Environmental Certificate" means a certificate substantially in the form of Part G (Form of Gold P ) of Schedule 11 (Gold Phase Com ).

"Gold Plant" means all physical facilities and equipment of the gold plant of the Project.

"Gold Production Certificate" means a certificate substantially in the form of Part B (Form of Gold P ) of Schedule 11 (Gold Phase Com ).

"Gold Puts" means the USD denominated gold puts to be purchased by the Borrower from BNPP or another bank or financial institution approved the Project Facilities Agent..

"Gold Puts Cost" means the aggregate cost of Gold Puts as evidenced by the invoice(s) delivered pursuant to paragraph 3 of Part A of Schedule 3 (Conditions Pre ).

"Gold Refining Agreements" means the long term sales agreements:

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(a)

the XXXXXXX XXXXXXGold Refining Agreement;

(b)

the XXXXXXX XXXXRefining Agreement; and

(c)

any agreement guarantee, assuming the obligations under or replacing the foregoing entered into in accordance with Clause 25.23 (Key Project Do ).

"Gold Refining Agreement Direct Agreements" means:

(a)

the XXXXXXX XXXXXXGold Refining Agreement Direct Agreement;

(b)

the XXXXXXX XXXXRefining Agreement Direct Agreement; and

(c)

any agreement replacing the foregoing entered into in accordance with Clause 22.30 (Key Project Do ) and 25.23 (Key Project Do )

"Governmental Approvals" means each of the Key Approvals, the Environmental Permits, the Social Permits and each of the Authorisations, approvals, resolutions, consents, waivers, licenses, filings, registrations, decrees, privileges, rulings, permits, tariffs, certifications, exemptions, notarisations or other actions or requirements, if any, by, with or from any Competent Authority required to be obtained or made:

(a)

to construct, commission, complete, own or operate the Project or for the conduct by the Borrower of the business and activities comprising or connected with the Project;

(b)

to enable each Key Project Party to enter into the Transaction Documents to which it is party and to exercise its rights and to perform its obligations thereunder (including the making or incurrence of the Loans or any Shareholder Funding);

(c)

to enable the Borrower to enter into any Gold Put;

(d)

to ensure that the Transaction Documents to which each Project Party is party is admissible in its Relevant Jurisdictions;

(e)

to enable the exercise by the Finance Parties of their rights and the performance of their obligations under the Finance Documents or under Law;

(f)

to create and perfect and ensure the validity and first priority  of the Transaction Security created or purported to be created by it; and

(g)

to ensure the legality, validity, enforceability or admissibility in evidence in each Relevant Jurisdiction of any such Finance Document other than, unless requested by the Project Facilities Agent (and if so requested by the Project Facilities Agent, the Borrower shall provide such a translation as soon as reasonably practicable after such request), a translation of any such Finance Documents required under any law of a Relevant Jurisdiction to ensure the admissibility in evidence of any such Finance Documents.

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(h)

to ensure the importation into Eritrea (and any transit jurisdictions) of any equipment to be incorporated into or used in connection with the Project;

(i)

to ensure the export of the Project's production; and

(j)

to ensure the free remittance by the Borrower of Dollars to the Finance Parties in respect of its obligations under the Finance Documents.

"Guaranteed Copper Phase Completion Date" means the earlier of:

(a)

the date on which the Copper Phase Completion Tests have been passed; and

(b)

31 March 2013.

"Guaranteed Gold Phase Completion Date" means the earlier of:

(a)

the date on which the Gold Phase Completion Tests have been passed; and

(b)

30 September 2011.

"XXXX XXXXXXX XXXX" means the bond in respect of the Borrower's payment obligations under the XXXXXXX Power Purchase Contract issued by the Housing and Commerce Bank of Eritrea or another bank or financial institution acceptable to the Project Facilities Agent to XXXXXXX on behalf of the Borrower.

"Xxxx xxxxxxxxxxxxxx xxxx" means the environmental rehabilitation bond issued by the Housing and Commerce Bank of Eritrea xx xxx xxxxxxxx on behalf of the Borrower.

"Hedging Strategy" means the strategy for the Gold Puts set out in Schedule 19 (Hedging Strate ).

"Hedging Transaction" means any currency or interest rate purchase, cap or collar agreement or commodity cap or collar agreement, forward rate agreement, interest rate agreement, interest rate, currency or commodity future or option contract, foreign exchange or currency purchase or sale agreement, interest rate swap or currency swap or combined similar agreement or any derivative transaction protecting against or benefiting from fluctuations in any currency or interest rate or price.

"Historic Ratio Compliance Certificate" means a certificate substantially in the form set out in Schedule 10 (Form of Histor ).

"Holding Company" means, in relation to any Person, any other Person in respect of which that first Person is a Subsidiary.

"ICA Accession Memorandum" has the meaning ascribed to the term "Accession Undertaking" in the Intercreditor Agreement.

"XXX ECIC Subordinated Facility" means the term loan facility, in an aggregate amount at the Signing Date of thirty five million Dollars (USD 35,000,000), made or to be made available to the Borrower by XXX under the XXX ECIC Subordinated Facility Agreement.

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"XXX ECIC Subordinated Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, XXX and the ECIC Senior Cost Overrun and Subordinated Agent.

"IFRS" means the International Financial Reporting Standards promulgated by the International Accounting Standards Board ("IASB") (which includes standards and interpretations approved by the IASB and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, and applied on a consistent basis.

"Illicit Origin" means any origin which is illicit or fraudulent including, without limitation, drug trafficking, corruption, bribery, organised criminal activities, terrorism, money laundering or fraud.

"ILO" means the International Labour Organisation.

"ILO Code of Practice on HIV/AIDS and the World of Work" means the code of practice with respect to HIV/AIDS issued by the ILO covering the aspects of non-discrimination, gender equality, healthy work environment, social dialogue, screening for purposes of employment, confidentiality, continuing the employment relationship, prevention, care and support as posted from time to time on www.ilo.org.

"Immediate Shareholders" means, together:

(a)

Nevsun Eritrea; and

(b)

ENAMCO.

"Immediate Shareholders' Share Retention and Shareholder Advance Agreement" means the share retention and shareholder advance agreement dated on or about the Signing Date and entered into between Nevsun Eritrea, ENAMCO, the Offshore Security Agent, the Onshore Security Agent and the Project Facilities Agent.

"Increased Costs" means:

(a)

a reduction in the rate of return from a Facility or on a Finance Party's (or its Affiliate's) overall capital;

(b)

an additional or increased cost; or

(c)

a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

"Independent Consultant Agreement" means each mandate letter or other agreement between, among others, an Independent Consultant and any or all of the Lenders, any of the Agents or the Borrower pursuant to which that Independent Consultant is appointed as a consultant to the Lenders in connection with the Project.

"Independent Consultants" means, together:

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(a)

the Social and Environmental Consultant;

(b)

the Independent Technical Consultant;

(c)

the Insurance Consultant;

(d)

the Model Auditor; and

(e)

each other Person appointed pursuant to sub-clause 13.5.4 of Clause 13.5 (Independent Co ggg),

in each case, during the period of its appointment under its respective Independent Consultant Agreement.

"Independent Expert" means, in relation to any dispute referred to in Clause 16.6 (Disputes as to ggg), Clause 18.5 (Dispute relati ggg), Clause 20.2 (Disputes as to ggg) or Clause 22.23 (Notification o ggg), a Person or Persons:

(a)

having qualifications and experience appropriate to the matter in dispute;

(b)

having no interest in the outcome of the dispute; and

(c)

willing to be appointed for the purpose of determining the matter in dispute,

provided that any such appointment shall be made on terms that such Person or Persons shall:

(i)

act as expert and not as arbitrator; and

(ii)

use reasonable endeavours to determine the matter in dispute within 21 days of referral.

"Independent Social and Environmental Monitoring Expert" means an internationally recognized independent social and environmental monitoring expert appointed in accordance with sub-clause 13.5.2 of Clause 13.5 (Independent Co ).

"Independent Technical Consultant" means Micon International Limited or such other engineering consultant as the Modelling and Technical Bank may appoint from time to time to perform such role on behalf of the Finance Parties in accordance with Clause 13.5 (Independent Co ).

"Independent Technical Consultant Agreement" means the agreement for technical services dated on or about the Signing Date between the Independent Technical Consultant and the Lenders.

"Information Memorandum" means:

(a)

as at the Signing Date, the document prepared by the Borrower concerning the Borrower and the Project and dated 21 July 2008 approved by the Borrower

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concerning the Borrower and the Project which, at the Borrower's request and on its behalf, was prepared in relation to this transaction and distributed by the Borrower to the Co-Lead Arrangers prior to the Signing Date; and

(b)

if any such document is prepared prior to the end of Primary Syndication, the New Information Memorandum.

"Initial Construction Budget and Timetable" means together the Initial Copper Phase Construction Budget and Timetable and the Initial Gold Phase Construction Budget and Timetable.

"Initial Copper Phase Construction Budget and Timetable" means a construction and funding budget in respect of the Copper Phase delivered to, and accepted by, each Facility Representative/the Project Facilities Agent pursuant to paragraph 11 (Budgets and Fi ggg) of Part A of Schedule 3 (Conditions Pre ) and as updated pursuant to Clause 22.25 (Copper Phase B ), which inter alia:

(a)

forecasts the total Copper Phase Project Costs at an amount not exceeding seventy-six million, six hundred thousand Dollars (USD 76,600,000) million;

(b)

describes the nature and amount, on a Quarter by Quarter basis of the Copper Phase Project Costs expected to be incurred in connection with the construction of the Copper Phase prior to the Copper Phase Completion Date;

(c)

sets out a construction time table in respect of the Copper Phase, including critical milestones; and

(d)

describes the nature and amount of all funding available or expected to be available to the Borrower for the purposes of meeting Copper Phase Project Costs.

"Initial Development Plan" means the development plan and production programme delivered to, and accepted by, the Project Facilities Agent pursuant to paragraph 4(a)(ix) of Part A of Schedule 3 (Conditions Pre ) and which is agreed between the Borrower, the Modelling and Technical Bank, the Social and Environmental Agent, Independent Technical Consultant and the Social and Environmental Consultant and which is based on:

(a)

the Feasibility Study;

(b)

the Social and Environmental Impact Assessment;

(c)

the Citrus Partners LLP 19 May 2009 Social & Environmental Impact Assessment (SEIA) Update Report for BMSC (without Annex 2);

(d)

the Borrower's 14 July 2008 Analysis of Opex Model, Bisha Project, Gash Barka, Eritrea, Revision 3;

(e)

the Initial Financial Model;

(f)

design changes from the plant design included in the SENET 3 June 2008 Comprehensive Capex Report for Bisha Project in Eritrea (with drawings);

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(g)

design changes for the tailings storage facility in the AMEC UK February 2009 Tailings Management Facility – Design Report, by AMEC UK, dated March 2009, (Final);

(h)

design changes for the power plant in the XXXXXXX Power Purchase Contract (including the schedules thereto); and

(i)

the Gold Phase EPCM Contractors' May 2009 Monthly Report (for the latest Gold Phase construction schedule),

and subsequent revisions and modifications to the power supply strategy and other matters as may be agreed upon by the Borrower, the Modelling and Technical Bank, and Independent Technical Consultant.

"Initial Financial Model" means the computer spreadsheet model (in Microsoft Excel 2003 electronic format, version Xxxxxxx xxx xxx xxxxxxxx xxxxor such later version as is accepted by the Project Facilities Agent pursuant to paragraph 11(d) of Schedule 3 (Conditions Pre )) in respect of the Project delivered to, and accepted by, the Project Facilities Agent pursuant to paragraph 11 (Budgets and Financial Model) of Part A of Schedule 3 (Conditions Pre ).

"Initial Gold Phase Construction Budget and Timetable" means a construction and funding budget in respect of the Gold Phase delivered to, and accepted by, the Project Facilities Agent pursuant to paragraph 11 (Budgets and Fi ) of Part A of Schedule 3 (Conditions Pre ), which inter alia:

(a)

forecasts the total Gold Phase Project Costs (excluding the Gold Puts cost) at an amount not exceeding three hundred and forty-five million, three hundred thousand Dollars (USD 345,300,000);

(b)

describes the nature and amount, on a Quarter by Quarter basis of the Gold Phase Project Costs expected to be incurred in connection with the construction of the Gold Phase prior to the Gold Phase Completion Date;

(c)

sets out a construction time table in respect of the Gold Phase, including critical milestones; and

(d)

describes the nature and amount of all funding available or expected to be available to the Borrower for the purposes of meeting Gold Phase Project Costs (including a projected schedule for Utilisations).

"Initial Mine Closure Plan" means the "Bisha Project Conc eptual Closure and Reclamation Plan" prepared by Knight Piésold and Co. dated 29 April 2009 as an integral part of the Social and Environmental Management Plans delivered by the Borrower to, and accepted by, the Project Facilities Agent and the Social and Environmental Agent pursuant to paragraph 10(g) of Part A of Schedule 3 (Conditions Pre ).

"Initial Operating Budget" means the operating budget in respect of the Project delivered to, and accepted by, the Project Facilities Agent pursuant to paragraph 11 (Budgets and Financial Model) of Part A of Schedule 3 (Conditions Pre ).

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"Initial Shareholder Funding" means Shareholder Funding contributed prior to the date of the first Utilisation.

"Initial Shareholder Funding Amount" means one hundred and ten million three hundred thousand Dollars (USD 110,300,000) or such other amount as may be agreed by the Project Facilities Agent and the Modelling and Technical Bank (acting on the instructions of all Lenders, each in their sole discretion).

"Initial Social and Environmental Action Plan" means the social and environmental action plan delivered by Citrus Partners on 15 May 2009 and delivered by the Borrower to, and accepted by, the Project Facilities Agent and the Social and Environmental Agent pursuant to paragraph 10 (h) of Part A of Schedule 3 (Conditions Pre ) and which defines actions, budgets and a timeframe for the measures required to fulfill the requirements of the Social and Environmental Management System and the Social and Environmental Standards and to remedy any known non-compliances with the provisions under this Agreement relating to the Social and Environmental Requirements.

"Initial Social and Environmental Management Plans" means the social and environmental plans delivered by the Borrower to, and accepted by, the Project Facilities Agent and the Social and Environmental Agent pursuant to paragraph 10 (a) of Part A of Schedule 3 (Conditions Pre ) and which include the following social and environmental management plans and their sub-plans (i) the noise management plan, (ii) the wildlife and habitat management plan, (iii) the non-hazardous waste management plan, (iv) the petroleum and oils management plan, (v) the topsoil management plan, (vi) the waste water management plan, (vii) the air quality management plan, (viii) the cyanide management plan, (ix) the occupational health and safety plan, (x) the emergency preparedness and response plan, (xi) the tailing management plan, (xii) the terrain and erosion control management plan, (xiii) the transportation management plan, (xiv) the hazardous substances management plan, (xv) the waste rock management plan, (xvi) the water management plan, (xvii) the monitoring plan, (xviii) the construction management plan, (xix) the conceptual closure and reclamation plan, (xx) a cultural heritage management plan, (xxi) a stakeholder engagement plan, (xxii) a human resource and employment plan, (xxiii) a community assistance plan, (xxiv) a land use management plan and (xxv) a community & safety management plan and a rehabilitation program prepared by Citrus Partners dated 15 May 2009.

"Initial Social and Environmental Management System" means the social and environmental management system delivered by Citrus Partners on 15 May 2009 and delivered by the Borrower to, and accepted by, the Project Facilities Agent and the Social and Environmental Agent pursuant to paragraph 10(h) of Part A of Schedule 3 (Conditions Pre ) being the part of the overall management system that includes organisational structure, planning activities, responsibilities, practices, procedures and resources for developing, implementing, achieving, reviewing and maintaining compliance with the environmental stipulations under this Agreement and which shall be structured and implemented in accordance with the Social and Environmental Standards and the principles of the ISO 14001 as well as the OHSAS 18001 standard for the applicable parts and which includes the Initial Social and Environmental Action Plan.

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"Initial Zinc Phase Construction Budget and Timetable" means a construction and funding budget in respect of the Zinc Phase delivered to, and accepted by the Project Facilities Agent pursuant to Clause 16.2 (Initial Zinc P ), which inter alia:

(a)

forecasts the total Zinc Phase Project Costs;

(b)

describes the nature and amount, on a Quarter by Quarter basis of the Zinc Phase Project Costs expected to be incurred in connection with the construction of the Zinc Phase prior;

(c)

sets out a construction time table in respect of the Zinc Phase, including critical milestones; and

(d)

describes the nature and amount of all funding available or expected to be available to the Borrower for the purposes of meeting Zinc Phase Project Costs.

"Insolvency Proceedings" means, in respect of any Person, any Eritrean Insolvency Proceedings in relation to that Person or any corporate action, legal proceedings or other procedure or step taken in relation to:

(a)

the suspension of payments, a moratorium of any indebtedness, winding-up, bankruptcy, liquidation, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of that Person;

(b)

a composition, compromise, assignment or arrangement with any of its creditors;

(c)

the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory or interim manager or other similar officer in respect of that Person or any of its assets;

(d)

enforcement of any Encumbrance over any assets of that Person; or

(e)

any analogous procedure or step is taken in any jurisdiction.

"Insolvent" means, in respect of any Person, that Person is Eritrean Insolvent or any of the following:

(a)

that Person is unable, or admits inability, to pay its debts as they fall due or suspends making payments on any of its debts;

(b)

that Person, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(c)

a moratorium is declared in respect of any indebtedness of that Person or any of its Subsidiaries; or

(d)

the value of the assets:

PARIS-1-1004889-v29B- 44 -36-40397380

(i)

in the case of a Person that prepares financial statements in accordance with IFRS or Canadian GAAP, as calculated thereunder; and

(ii)

in the case of any other Person, as calculated under generally acceptable accounting principles applicable in its jurisdiction of incorporation,

is less than its liabilities (taking into account contingent and prospective liabilities).

"Instructing Group" has the meaning ascribed to that term in the Intercreditor Agreement.

"Insurance Consultant" means Miller Insurance Services Limited or such other insurance consultant as the Insurance Agent may appoint from time to time to perform such role on behalf of the Finance Parties in accordance with Clause 13.5 (Independent Co ).

"Insurance Proceeds" means all proceeds of Insurances payable to, or received by or on behalf of, the Borrower.

"Insurances" means each of the contracts of insurance or reinsurance entered into pursuant to Clause 22.32 (Insurance) and any other contracts or policies of insurance or reinsurance taken out by or on behalf of the Borrower or which the Borrower has the benefit of from time to time (other than Voluntary Insurances as defined in paragraph 3.2(b) of Schedule 6 (Insurance)).

"Intellectual Property" means:

(a)

any patents, trade marks, service marks, designs, business names, copyrights, design rights, inventions, confidential information, know-how and other intellectual property rights and interests whether registered or unregistered; and

(b)

the benefit of all applications and rights to use such assets.

"Intercreditor Agreement" means the agreement entered into on or about the Signing Date between the Agents and the Lenders relating to the intercreditor arrangements between the Secured Parties.

"Interest During Construction" has the meaning ascribed to it in the ECIC Senior Facility Agreement.

"Interest Payment Date" means, subject to sub-Clause 46.2.1 of Clause 46.2 (Business Days), 15 February, 15 May, 15 August and 15 November in each year.

"Interest Period", in relation to a Loan or an Unpaid Sum, has the meaning ascribed to that term in the relevant Facility Agreement.

"Jaw Crusher Supply Contract" means the purchase order for the supply of the jaw crusher dated 5 March 2008 and amended on 31 July 2008 between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and Metso Minerals.

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"XXXXXXX XXXXXXX" means XXXXXXX XXXXXX XXXXXXX whose principal place of business is XXX XXXXXXX XXXX, XXXXXXXX, XXXXXXX XXXXXX, XXXXXX.

"XXXXXXX XXXXXXGold Refining Agreement" means the sales agreement dated on or about the Signing date between the Borrower and XXXXXXX XXXXXXin respect of the purchase by XXXXXXX XXXXXXof gold doré to be produced by the Borrower.

"XXXXXXX XXXXXXRefining Agreement Direct Agreement" means the agreement dated on or about the Signing Date between XXXXXXX XXXXXXX, the Offshore Security Agent and the Borrower in respect of the XXXXXXX XXXXXXGold Refining Agreement.

"Key Approvals" means:

(a)

the Borrower's Business Licence;

(b)

the Mining Agreement, the Mining License, the Clarification Letters and the Approval Letters; and

(c)

the Port Approval.

"Key Copper Phase Project Documents" means the Key Offshore Project Documents (other than the Key Offshore Gold Phase Construction and Supply Contract, the Gold Puts and the Gold Refining Agreements) and the Key Onshore Project Documents (other than the Key Onshore Gold Phase Construction and Supply Contracts).

"Key Gold Phase Project Documents" means the Key Offshore Project Documents (other than the Key Offshore Copper Phase Construction and Supply Contracts and the Copper Concentrate Sales Agreements) and the Key Onshore Project Documents (other than the Key Onshore Copper Phase Construction and Supply Contracts).

"Key Offshore Copper Phase Construction and Supply Contracts" means:

(a)

after their execution, the Copper Phase Offshore EPC[M] Contract, the Copper Phase Onshore EPC[M] Contract and the Copper Phase EPC[M] Coordination Agreement;

(b)

after its execution, the Copper Phase Civil Works Contract;

(c)

the contracts or agreements relating to the flotation units for the Copper Phase;

(d)

each document which is a Key Offshore Copper Phase Construction and Supply Contract in accordance with Clause 22.28 (Copper Phase K ); and

(e)

any agreement replacing the foregoing or guarantee or assumption of obligations under, entered into in accordance with Clause 22.30 (Key Project Do ) and Clause 25.23 (Key Project Do );

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"Key Offshore Gold Phase Construction and Supply Contracts" means:

(a)

the Ball and SAG Mill Supply Contract;

(b)

the Cyclone Cluster Supply Contract;

(c)

the Cyanide Detox/Gold Room/Gold CIL Supply Contract;

(d)

the Gold Phase Offshore EPCM Contract, the Gold Phase Onshore EPCM Contract and the Gold Phase EPCM Coordination Agreement;

(e)

the Jaw Crusher Supply Contract;

(f)

the Mill Motors Supply Contract;

(g)

the Mobile Equipment Supply Contract;

(h)

the SCADA Supply Contract;

(i)

the Slurry Pumps Supply Contract;

(j)

the Cosira Steel Supply Contract; and

(k)

any agreement replacing the foregoing or guarantee or assumption of obligations under, entered into in accordance with Clause 22.30 (Key Project Do ) and Clause 25.23 (Key Project Do );

"Key Offshore Project Documents" means:

(a)

each Key Offshore Gold Phase Construction and Supply Contract;

(b)

after its execution, each Key Offshore Copper Phase Construction and Supply Contract;

(c)

the Gold Puts;

(d)

after its execution, the New Power Purchase Contract;

(e)

the XXXXXXX Power Purchase Contract;

(f)

after its execution, each Offtake Agreement;

(g)

any other document governed by a law other than Eritrean law under which the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) may (together with the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) under any related document) exceed ten million Dollars (USD 10,000,000) (or its equivalent in any currency or currencies);

(h)

any agreement replacing the foregoing or guarantee or assumption of obligations under, entered into in accordance with Clause 22.30 (Key Project Do ) and Clause 25.23 (Key Project Do ); and

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(i)

any other document designated as a "Key Offshore Project Document" by the Borrower and the Project Facilities Agent.

"Key Onshore Copper Phase Construction and Supply Contracts" means

(a)

the Copper Phase Civil Works Contracts;

(b)

each document which is a Key Onshore Copper Phase Construction and Supply Contract in accordance with Clause 22.28 (Copper Phase K  ); and

(c)

any agreement replacing the foregoing or guarantee or assumption of obligations under, entered into in accordance with Clause 22.30 (Key Project Do ) and Clause 25.23 (Key Project Do ).

"Key Onshore Gold Phase Construction and Supply Contracts" means

(a)

the Gold Phase Civil Works Contracts; and

(b)

any agreement replacing the foregoing or guarantee or assumption of obligations under, entered into in accordance with Clause 22.30 (Key Project Do ) and Clause 25.23 (Key Project Do ).

"Key Onshore Project Documents" means:

(a)

each Key Onshore Gold Phase Construction and Supply Contract;

(b)

after its execution, each Key Onshore Copper Phase Construction and Supply Contract;

(c)

the Camp Facility Lease;

(d)

after its execution, each Fuel Supply Agreement;

(e)

the Key Approvals;

(f)

the Mining Agreement;

(g)

the Shareholders Agreement;

(h)

each Shareholder Advances Agreement;

(i)

the Stabilization Agreement;

(j)

any other document governed by Eritrean law under which the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) may (together with the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) under any related document) exceeds ten million Dollars (USD 10,000,000) (or its equivalent in any currency or currencies);

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(k)

any agreement replacing the foregoing or guarantee or assumption of obligations under) entered into in accordance with Clause 22.30 (Key Project Do ) and 25.23 (Key Project Do );

(l)

any other document designated as a "Key Onshore Project Document" by the Borrower and the Project Facilities Agent.

"Key Project Documents" means the Key Offshore Project Documents and the Key Onshore Project Documents.

"Key Project Parties" means each Project Party which is party to a Key Project Document.

"Law" means any law (including statutory and common law), statute, constitution, decree, judgment, treaty, regulation, rule, by-law, order, other legislative measure, directive, requirement, request or guideline (whether or not having the force of law) of any government, ministry, intergovernmental or supranational body, agency, local government, court, or statutory, regulatory or self-regulatory (or similar) body or authority.

"Legal and Other Conditions Certificate" means:

(a)

a Copper Circuit Legal and Other Conditions Certificate; or

(b)

a  Gold Legal and Other Conditions Certificate.

"Legal Reservations" means the reservations as to matters of law set forth in Schedule 2 (Legal Reservat ).

"Legal Reserve Fund" means the legal reserve fund required pursuant to Article 454 (1) of the Commercial Code.

"Lenders" means the Senior Lenders and the Subordinated Lenders.

"Loan" means, in relation to a Facility, a loan made or to be made under such Facility or the principal amount outstanding for the time being of that loan.

"Loss of Revenue Insurances" means insurances against loss of income or revenue resulting from delays in start up or business interruption.

"Marketing Certificate" means a Gold Marketing Certificate or a Copper Marketing Certificate.

"Material Adverse Effect" means, in relation to an event or circumstance (or series of events or circumstances), any event or circumstance (or series of events or circumstances), the occurrence or effect of which has a material adverse effect on:

(a)

the business, assets, operations, property, condition (financial or otherwise) or prospects of the Borrower;

(b)

the ability of any Borrower Party to perform its obligations under any Finance Document;

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(c)

the ability of any Borrower Party or any Key Project Party to perform its payment or material obligations under any Key Project Document to which it is a party;

(d)

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any Key Project Document;

(e)

on the ability of the Borrower to achieve Gold Phase Completion by the Guaranteed Gold Phase Completion Date or to achieve Copper Phase Completion by the Guaranteed Copper Phase Completion Date;

(f)

the rights or remedies of the Secured Parties under any Finance Document; or

(g)

the legality, validity, priority or enforceability of any of the Transaction Security.

"Measurement and Sampling Procedure" means, for each Completion Test, the measurement, sampling and assaying procedures setting out the measurements and methods that will be used in carrying out that Completion Test to be agreed between the Social and Environmental Consultant in accordance with Clause 18.2.2.

"XXXXXXX" means XXXXXXX XXXXXXXXXXXX XXX whose principal place of business is XXXXXX XXX XXXXXXXXX X, XX-XXXX XXXXX XXXXXXXXXXX.

"XXXXXXX XXXXXXXXXXX XXXXXXXXX" means the sales agreement dated on or about the Signing Date between the Borrower and Metalor in respect of the purchase by Metalor of gold doré to be produced by the Borrower.

"XXXXXXX XXXXRefining Agreement Direct Agreement" means the agreement dated on or about the Signing Date between XXXXXXX, the Offshore Security Agent and the Borrower in respect of the XXXXXXX XXXXRefining Agreement.

"Mill Motors Supply Contract" means the contract for the supply of SAG mill and ball mill motors dated 24 April 2008 between the Borrower and Zest Electric Motors (Pty) Ltd.

"Mine Closure Plan" means the Initial Mine Closure Plan as that may be modified from time to time in accordance with Clause 22.6 (Social and env ) and Clause 24.24 (Social and Env ) and which forms an integral part of the Social and Environmental Management Plans (therein referred to as the conceptual closure and reclamation plan).

"Mining Agreement" means the agreement between the GoE and the Borrower dated 12 December 2007 together with the Xxxxxxxxxxxxx xxxxxxx.

"Mining Agreement Area" means the "Agreement Area", as such term is defined in the Mining Agreement.

"Mining License" means the mining license dated 26 May 2008 issued by the State of Eritrea, Ministry of Energy and Mines, to the Borrower together with the Xxxxxxxxxxxxx xxxxxxx.

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"Mining License Area" means the mining license area for the Project referred to in the Mining License as the "Lease Area".

"Mining Proclamation" means mining proclamation No. 68/1995, a proclamation to promote the development of mineral resources.

"Mining Regulations" means legal notice No. 19/1995, regulations on mining operation.

"Minister" means the Minister of Energy and Mines of the State of Eritrea.

"Ministry" means the Ministry of Energy and Mines of the State of Eritrea.

"Mobile Equipment Supply Contract" means the contract dated 26 June 2009 between the Borrower and Eritrea Equipment LLC in relation to the supply of mobile equipment, including trucks.

"Mobile Equipment Supply Direct Agreement" means the direct agreement entered into between Eritrea Equipment LLC, the Borrower and the Offshore Security Agent relating to the Mobile Equipment Supply Contract.

"Model Auditor" means PKF (UK) LLP or such other financial model auditor as the Lenders or the Project Facilities Agent, on the Lenders' behalf, may appoint from time to time to perform such role on behalf of the Finance Parties, and who is reasonably acceptable to the Borrower.

"Month" means a period starting on one day in a month and ending on the day immediately prior to the numerically corresponding day in the next month, except that:

(a)

if that day is not a Business Day, that period shall end on the next Business Day in that month in which that period is to end if there is one, or if there is not, on the directly preceding Business Day; and

(a)

if there is no such day in the month in which that period is to end, that period shall end on the last Business Day in that month,

and the above rules will only apply to the last Month of any period.

"Moody's" means Moody's Investors Service, Limited, or any successor to the rating agency business of Moody's Investors Service, Limited.

"Nakfa" means the lawful currency of the State of Eritrea.

"Nevsun Africa" means Nevsun Africa (Barbados) Ltd, a company organised and existing under the Laws of Barbados with registered office at Whitepark House, White Park Road, Bridge Town, Barbados and with registration number 10720.

"Nevsun Barbados" means Nevsun (Barbados) Holdings Ltd, a company organised and existing under the Laws of Barbados with registered office at Whitepark House, White Park Road, Bridge Town, Barbados and with registration number 23050.

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"Nevsun Completion Guarantee" means the completion guarantee agreement dated on or about the Signing Date and entered into between Nevsun Resources, Nevsun Barbados, Nevsun Africa, Nevsun Eritrea, the Offshore Security Agent and the Project Facilities Agent.

"Nevsun Eritrea" means Nevsun Resources (Eritrea) Ltd, a company organised and existing under the Laws of Barbados with registered office at Whitepark House, White Park Road, Bridge Town, Barbados and with registration number 15132.

"XXXXXX XXXXXXXShare Pledge" means the charge and encumbrance, dated on or about the Signing Date between Nevsun Africa and the Offshore Security Agent relating to 100 per cent. of the share capital of Nevsun Eritrea.

"Nevsun Resources" means Nevsun Resources Ltd, a publicly listed company incorporated under the Laws of British Columbia, Canada with registered office at Suite 1000, 840 Howe Street, Vancouver, British Columbia V6Z 2M1, Canada and with registration number BC0065480.

"Nevsun Share Retention and Shareholder Advance Agreement" means the share retention and shareholder advance agreement dated on or about the Signing Date and entered into between Nevsun Resources, Nevsun Africa, Nevsun Barbados, Nevsun Eritrea, the Offshore Security Agent, the Onshore Security Agent and the Project Facilities Agent.

"New Information Memorandum" means in connection with any syndication of any Senior Facility, an information memorandum, in a form approved by the Borrower, concerning the Borrower and the Project which, at the Borrower's request and on its behalf, will be prepared in relation to this transaction and will be distributed by the Borrower and all or some of the Co-Lead Arrangers during Primary Syndication to selected financial institutions for purposes of that syndication.

"New Power Purchase Contract" means any contract for the purchase of power or for the purchase or hiring of equipment to produce power with a capacity in excess of, in aggregate, three megawatts entered into by the Borrower with any Person.

"New Power Purchase Direct Agreement" means, following its execution, each direct agreement entered into between the relevant supplier, the Borrower and the Offshore Security Agent relating to the New Power Purchase Contract.

"NICE" means National Insurance Corporation of Eritrea, a corporation established pursuant to the laws of Eritrea.

"Obstructive Practice" means (i) deliberately destroying, falsifying, altering or concealing of evidence material to the investigation or making of false statements to investigators, in order to materially impede an official investigation into allegations of a Corrupt Practice, Coercive Practice, Fraudulent Practice or Collusive Practice, and/or threatening, harassing or intimidating any Person to prevent it from disclosing its knowledge of matters relevant to the investigation or from pursuing the investigation, or (ii) acts intended to materially impede the exercise of any of the Finance Parties’ access to contractually required information in connection with an

PARIS-1-1004889-v29B- 52 -36-40397380

official investigation into allegations of a Corrupt Practice, Coercive Practice, Fraudulent Practice or Collusive Practice.

"Official" means any officer of a political party or candidate for political office in Eritrea or any officer or employee of:

(a)

any Competent Authority (including for the avoidance of doubt, any legislative, judicial, executive or administrative department, agency or instrumentality of Eritrea or any of its political sub-divisions); or

(b)

a public international organisation.

"Offshore Account Bank" means Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as offshore account bank.

"Offshore Accounts Agreement" means the accounts agreement dated on or about the Signing Date between the Borrower, the Offshore Account Bank, the Offshore Security Agent, each Facility Representative and the Project Facilities Agent.

"Offshore Insurance Compensation Proceeds Account" has the meaning given to that term in the Offshore Accounts Agreement.

"Offshore Proceeds Account" has the meaning given to that term in the Offshore Accounts Agreement.

"Offshore Project Accounts" means each of the following sub-accounts: (i) the Copper Phase Reserve Account, (ii) the Offshore Insurance Compensation Proceeds Account, (iii) the Offshore Proceeds Account, (iv) the Senior Debt Service Reserve Account and (v) the Subordinated Debt Service Reserve Account.

"Offshore Security Agent Agreement" means the agreement, dated on or about the Signing Date, between the Lenders, the Project Facilities Agent, the Offshore Security Agent, each Facility Representative, the Offshore Account Bank, the Borrower,  Nevsun Africa and Nevsun Eritrea.

"Offshore Security Documents" means, together:

(a)

the Assignment of Key Offshore Project Documents;

(b)

the XXXXXX XXXXXXXShare Pledge;

(c)

the Security over Offshore Accounts Agreement;

(d)

the Reinsurance Assignment Agreement;

(e)

any other document designated as such by the Borrower and the Offshore Security Agent.

"Offtake Agreements" means:

(a)

each Copper Concentrate Sales Agreement;

PARIS-1-1004889-v29B- 53 -36-40397380

(b)

each Gold Refining Agreement; and

(c)

each Supplemental Offtake Agreement.

"OFSA Accession Undertaking" has the meaning ascribed to that term in the Offshore Security Agent Agreement.

"ONSA Accession Undertaking" has the meaning ascribed to that term in the Onshore Security Agent Agreement.

"Onshore Account Bank" means Housing and Commerce Bank of Eritrea as onshore account bank.

"Onshore Accounts Agreement" means the accounts agreement dated on or about the Signing Date between the Borrower, the Onshore Account Bank, the Onshore Security Agent, each Facility Representative and the Project Facilities Agent.

"Onshore Dollar Insurance Compensation Proceeds Account" has the meaning given to that term in the Onshore Accounts Agreement.

"Onshore Dollar Proceeds Account" has the meaning given to that term in the Onshore Accounts Agreement.

"Onshore Insurance Compensation Proceeds Accounts" means the Onshore Dollar Insurance Compensation Proceeds Account and the Onshore Nakfa Insurance Compensation Proceeds Account.

"Onshore Nakfa Insurance Compensation Proceeds Account" has the meaning given to that term in the Onshore Accounts Agreement.

"Onshore Nakfa Proceeds Account" has the meaning given to that term in the Onshore Accounts Agreement.

"Onshore Proceeds Accounts" means the Onshore Dollar Proceeds Account and the Onshore Nakfa Proceeds Account.

"Onshore Project Accounts" means the Onshore Dollar Insurance Compensation Proceeds Account, the Onshore Dollar Proceeds Account, the Onshore Nakfa Insurance Compensation Proceeds Account, the Onshore Nakfa Proceeds Account and the Onshore Rehabilitation Reserve Account.

"Onshore Rehabilitation Reserve Account" has the meaning given to that term in the Onshore Accounts Agreement.

"Onshore Security Agent Agreement" means the agreement, dated on or about the Signing Date, between the Lenders, the Project Facilities Agent, the Onshore Security Agent, the Offshore Security Agent, each Facility Representative, the Onshore Account Bank, the Borrower, Nevsun Eritrea and ENAMCO.

"Onshore Security Agreement" means the pledge and mortgage agreement dated on or about the Signing Date between the Borrower, Nevsun Eritrea, ENAMCO, XXXXX XXXXX, XXXXXX XXXX, the Lenders, the Project Facilities Agent, the

PARIS-1-1004889-v29B- 54 -36-40397380

Onshore Account Bank, the Offshore Security Agent and the Onshore Security Agent relating to, inter alia, the Borrower's business and immovable property, equipment and machinery, the insurances, the Onshore Accounts and the Key Onshore Project Documents (other than the Approval Letters) (together with each schedule executed pursuant thereto from time to time).

"Onshore Security Documents" means, together:

(a)

the Onshore Security Agreement;

(b)

each Additional Mortgage;

(c)

each Schedule Change Amendment Agreement;

(d)

any additional pledge entered in accordance with the Onshore Security Agreement (including, without limitation, by execution of an updated schedule to the Onshore Security Agreement) pursuant to (i) sub-clause 22.8.1 of Clause 22.8 (Security and f ggg), (ii) Immediate Shareholders' Share Retention and Shareholder Advance Agreement, (iii) paragraph 4.1 of Schedule 6 (Insurance), (iv) Clause 22.30 (Key Project Do ), (v) sub-clause 22.8.2 of Clause 22.8 (Security and f ggg); and

(e)

any other document designated as such by the Onshore Security Agent and the Borrower.

"Operating Budget" means the Initial Operating Budget and each other operating budget approved from time to time in accordance with Clause 16.5 (Acceptance of  ).

"Operating Cost Certificate" means:

(a)

a Copper Operating Cost Certificate; or

(b)

a Gold Operating Cost Certificate.

"Operating Cost Test " means:

(a)

the Copper Phase Operating Cost Test; or

(b)

the Gold Phase Operating Cost Test.

"Operating Days" means any day (a) on which work at any of the facilities of the Project is not prohibited by any applicable law, order, rule or regulation of Eritrea or its agencies, instrumentalities or political subdivisions or by any applicable labour agreement or labour practice, (b) which is not customarily observed as a full or partial holiday in the mining industry generally and (c) on which no Event of Force Majeure is occurring or continuing, but will include any day which is a full or partial holiday in Eritrea and on which mining operations are maintained at the Project.

"Operating Period Insurances" means the insurances and reinsurances set out in the insurances set out in Parts B and C of Appendix 1 to Schedule 6 (Insurance).

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"Operating Phase Costs" means costs paid or payable by the Borrower from and after the Gold Phase Commencement of Operations in relation to the operation and maintenance of the Project comprising:

(a)

liabilities with respect thereto under the Project Documents;

(b)

power generation and fuel supply costs;

(c)

explosives, cyanide, mill reagents, mill balls costs and all other consumables required for the operation of the Project plant;

(d)

capital expenditure necessary for the safe and efficient operation of the Project;

(e)

Royalty Payments;

(f)

Tax;

(g)

insurance premiums in respect of the Operating Period Insurances;

(h)

administrative, accounting and professional costs;

(i)

the costs of renewing any Approval;

(j)

other fees, expenses and payments necessary for the continued operation and maintenance of the Project Site; and

(k)

other amounts which the Project Facilities Agent agrees shall be Operating Phase Costs,

but not including any cost or payment constituting a Restricted Payment, a Copper Phase Project Cost or a Zinc Phase Project Cost.

"Original Financial Statements" means in relation to:

(a)

the Borrower, its audited financial statements for the Financial Year ended 31 December 2008;

(b)

Nevsun Resources, its consolidated audited financial statements for its financial year ended 31 December 2008; and

(c)

ENAMCO, its financial statements for its financial year ended 31 December 2008.

"Other Project Documents" means, together all Project Documents that are not Key Project Documents.

"Other Project Parties" means, together all Project Parties that are not Key Project Parties.

"Party" means a party to this Agreement.

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"Performance Liquidated Damages" means liquidated damages or penalties under any Project Document for failure to achieve performance standards under the Project Document.

"Permitted Disposal" means any sale, lease, transfer or other disposal:

(a)

of the Project's production of copper, gold, zinc and silver made in accordance with the terms of the Offtake Agreements;

(b)

of assets which are worn out or obsolete or which are no longer useful or necessary in connection with the operation of the Project;

(c)

of assets which are replaced with assets comparable or superior as to type, value and quality in accordance with Prudent Operating Practice;

(d)

which is a payment of cash in transactions not otherwise prohibited by the terms of the Finance Documents; or

(e)

where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal by the Borrower, other than any permitted under paragraphs (a) to (d) above) does not exceed five million Dollars (USD 5,000,000) (or its equivalent in another currency or currencies).

"Permitted Encumbrance" means:

(a)

any Encumbrance arising under, or evidenced by, a Security Document or any other Finance Document (including, for the avoidance of doubt, by virtue of the Offshore Security Agent or the Onshore Security Agent being named as loss payee and/or beneficiary in respect of any Insurance Proceeds);

(b)

any Encumbrance arising by operation of law and in the ordinary course of trading; and

(c)

any Encumbrance securing indebtedness the principal amount of which (when aggregated with the principal amount of any other indebtedness of the Borrower, other than any permitted under paragraphs (a) to (b) above) does not exceed five million Dollars (USD 5,000,000) (or its equivalent in another currency or currencies).

"Permitted Indebtedness" means:

(a)

Financial Indebtedness arising under the Finance Documents;

(b)

Financial Indebtedness arising under the Shareholder Advances provided that such Financial Indebtedness is subordinated to the Financial Indebtedness arising under the Finance Documents pursuant to the Immediate Shareholders' Share Retention and Shareholder Advance Agreement and the provider of such Financial Indebtedness has granted a valid, first priority and perfected pledge of its rights in respect of such Shareholder Advance to the Onshore Security Agent pursuant to the Onshore Security Agreement;

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(c)

Financial Indebtedness arising under its counter-indemnity for the HCBE Rehabilitation Bond provided that such Financial Indebtedness does not exceed (i) until the date of the Gold Phase Commencement of Operations, two million Dollars (USD 2,000,000) (or its equivalent in another currency or currencies) and (ii) thereafter and until the Gold Phase Completion Date, eight million five hundred thousand Dollars (USD 8,500,000) (or its equivalent in another currency or currencies) and (iii) after the Gold Phase Completion Date, twenty-one million Dollars (USD 21,000,000) (or its equivalent in another currency or currencies);

(d)

Financial Indebtedness arising under its counter-indemnity for the XXXX XXXXXXX XXXX provided that such Financial Indebtedness does not exceed  two million five hundred thousand Dollars (USD 2,500,000) (or its equivalent in another currency or currencies); and

(e)

Financial Indebtedness which (when aggregated with all other Financial Indebtedness of the Borrower, other than any permitted under paragraphs (a) to (d) above) does not exceed five million Dollars (USD 5,000,000) (or its equivalent in another currency or currencies).

"Person" means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organisation, government, state, or agency of a state, Competent Authority or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing, or any other entity whether acting in an individual, fiduciary or other capacity.

"Phase" means each of the Gold Phase, the Copper Phase and the Zinc Phase.

"Physical Facilities Certificate" means a Gold Phase Physical Facilities Certificate or a Copper Phase Physical Facilities Certificate.

"Port" means a port located at Massawa at or near the old cement plant opposite to the port that exists as at the Signing Date or located at such other place as may be agreed between the Borrower and the Project Facilities Agent.

"Port Approval" means the approval or approvals from the relevant Competent Authority or Competent Authorities for the Borrower to construct and utilise the Port Facilities.

"Port Facilities" means all physical facilities and equipment of the port facilities of the Project located at the Port (including a jetty, concentrate loadout facilities and warehouse storage facilities) for storing, transporting and transhipping Production including equipment for loading and unloading trucks, for storing copper concentrate and zinc concentrate, for transporting and loading copper concentrate and zinc concentrate onto vessels (such as jetties, cranes and other relevant facilities and equipment).

"Power Purchase Contract" means:

(a)

the XXXXXXX Power Purchase Contract; or,

PARIS-1-1004889-v29B- 58 -36-40397380

(b)

after its execution, the New Power Purchase Contract.

"Power Purchase Direct Agreement" means the direct agreement between XXXXXXX, the Borrower and the Offshore Security Agent relating to the Power Purchase Contract.

"PRI ECIC Senior Cost Overrun Policy" means the commercial political risk insurance policy issued, on or about the Signing Date, by a provider or providers acceptable to the ECIC Senior Cost Overrun and Subordinated Agent and the ECIC Senior Cover Overrun Lenders in favour of the ECIC Senior Cover Overrun Lenders and which provides XX cover in respect of defined political risks.

"PRI ECIC Subordinated Policy" means the commercial political risk insurance policy issued, on or about the Signing Date, by a provider or providers acceptable to the ECIC Senior Cost Overrun and Subordinated Agent and the ECIC Subordinated Lenders in favour of the ECIC Subordinated Lenders and which provides XX cover in respect of defined political risks.

"Primary Syndication" means the primary syndication of some or all of the Facilities (which shall end no later than 6 Months after the Signing Date).

"PRI Policies" means the PRI ECIC Senior Cost Overrun Policy, the PRI ECIC Subordinated Policy, the PRI UFK Senior Policy and the PRI UFK Subordinated Policy.

"PRI Premium" means premium payable to a PRI Provider in respect of a PRI Policy.

"PRI Provider" means a provider of a PRI Policy.

"PRI UFK Senior Policy" means the commercial political risk insurance policy issued, on or about the Signing Date, by a provider or providers acceptable to the UFK Senior Agent, the UFK Senior Lenders and the UFK Senior Cost Overrun Lenders in favour of the UFK Senior Lenders and the UFK Senior Cost Overrun Lenders and which provides XX cover in respect of defined political risks (other than war risks).

"PRI UFK Subordinated Policy" means the commercial political risk insurance policy issued, on or about the Signing Date, by a provider or providers acceptable to the UFK Subordinated Agent and the UFK Subordinated Lenders in favour of the UFK Subordinated Lenders and which provides 5% cover in respect of defined political risks (other than war risks).

"Production" means all gold and silver doré, copper concentrate, zinc concentrate and other metals production of the Project.

"Production Certificate" means:

(a)

a Copper Production Certificate; or

(b)

a Gold Production Certificate.

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"Production Test " means:

(a)

the Copper Phase Production Test; or

(b)

the Gold Phase Production Test.

"Prohibited Payment" means:

(a)

any offer, gift, payment, promise to pay, commission, fee, loan or other consideration which would constitute bribery or an improper gift or payment under, or a breach of, any law of any Relevant Jurisdiction; or

(b)

any offer, gift, payment, promise to pay, commission, fee, loan or other consideration which would or might constitute bribery within the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 17 December 1997.

"Prohibited Person" means any Person which:

(a)

is subject to sanctions by the United Nations, the European Union, the African Union, Germany or South Africa;

(b)

is prohibited from doing business with any of the Parties by internal or external regulation or applicable Law.

"Project" means the Gold Phase and the Copper Phase.

"Project Accounts" means the Offshore Project Accounts and the Onshore Project Accounts.

"Project Assets" means the assets of the Borrower comprising, or associated with, the Project, including for the avoidance of doubt, the rights and real property granted to it under the Mining Agreement, the Mining License and the Xxxxxxxxxxxxx xxxxxxx.

"Project Assumptions" means the assumptions set out in Part A (Project Assump ) of Schedule 21 (Assumptions), as the same may be updated from time to time in accordance with Clause 20 (Assumptions).

"Project Costs" means Gold Phase Project Costs, Copper Phase Project Costs and Zinc Phase Project Costs.

"Project Documents" means, together:

(a)

the Key Project Documents;

(b)

the Development Plan;

(c)

any other agreement or contract (other than a Finance Document) entered into by the Borrower in accordance with the provisions of this Agreement; and

(d)

any other agreement or document designated as such by the Project Facilities Agent and the Borrower.

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"Project Parties" means, together, each Borrower Party and each counterparty to a Project Document.

"Project Revenue" means, in relation to any period, all amounts received (or, in the case of a projection, projected to be received) by the Borrower during such period (without duplication), comprising:

(a)

all cash receipts of the Borrower from the sale of gold and silver doré, copper concentrate and zinc concentrate produced by the Project;

(b)

Delay Liquidated Damages;

(c)

Insurance Proceeds received under Loss of Revenue Insurances;

(d)

amounts received pursuant to the Gold Puts by the Borrower; and

(e)

other amounts which the Project Facilities Agent agrees shall be Project Revenue,

provided that Project Revenue shall not include:

(a)

any amount otherwise projected to be received from any Person if, at the time such projection is made, such Person is in default of any payment obligation to the Borrower; or

(b)

the proceeds of disbursements under the Facilities, Shareholder Advances, Equity Contributions or pursuant to any guarantee or other insurance in respect of the foregoing.

"Project Site" means:

(a)

the Mining License Area;

(b)

the area covered by the Camp Facility Lease;

(c)

the Mining Agreement Area; and

(d)

from the date on which the Borrower obtains such ownership, usufruct, lease or other property right, any land at the Port which the Borrower owns or over which the Borrower has a usufruct, lease or other property right.

"Prudent Operating Practice" means the exercise of that degree of skill, diligence, prudence, foresight and construction and operating practice which would reasonably and ordinarily be expected from a reasonable and prudent company in the international metal mining industry for the same type of undertaking as the Project and which is compliant with Applicable Law and the construction and operational requirements of the Social and Environmental Requirements.

"Quarter" means each period of 3 consecutive Months ending on a Quarter Day.

"Quarter Day" means 31 March, 30 June, 30 September and 31 December in each calendar year.

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"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any of the Charged Property.

"Reinstatement Plan" has the meaning ascribed to it in Clause 7.6 (Mandatory prep ).

"Reinsurance Assignment Agreement" means the assignment of reinsurance dated on or about the Signing Date between NICE and the Offshore Security Agent.

"Relevant Interbank Market" means the London interbank market.

"Relevant Jurisdictions" means, in relation to a Project Party:

(a)

Eritrea;

(b)

its jurisdiction of incorporation;

(c)

any jurisdiction where any asset subject to or intended to be subject to the Transaction Security;

(d)

any jurisdiction where it conducts its business, which business, in the case of a Project Party other than the Borrower, is related to the Project; and

(e)

the jurisdiction whose Laws govern the perfection of any of the Security purported to be granted by it.

"Repayment Date" means each scheduled date for repayment of principal under the Facility Agreements.

"Repeating Representations" means each of the representations set out in Clause 14.1 (Status) to Clause 14.5 (Approvals), 14.7 (No subsidiary) to Clause 14.10 (Pari passu), Clause 14.12 (No immunity), Clause 14.13 (Private and co ), Clause 14.15 (Subsisting doc ), Clause 14.18 (Illicit Origin), Clause 14.19 (Prohibited Pay ), Clause 14.22 (Social and env ), Clause 14.24 (Assets), Clause 14.28 (Insurance) and Clause 14.35 (Governing law  ).

"Required Senior Debt Service Reserve Balance" or "Required Senior DSRA Balance" has the meaning ascribed to it in the Offshore Accounts Agreement.

"Required Subordinated Debt Service Reserve Balance" or "Required Subordinated DSRA Balance" has the meaning ascribed to it in the Offshore Accounts Agreement.

"Restricted Payment" means any payment or distribution (cash or otherwise) made by the Borrower to any Borrower Party or any Sponsor (or any Affiliate thereof), including:

(a)

any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of the equity share capital of the Borrower (or any part or class thereof);

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(b)

any redemption, reduction, repurchase, defeasance, retirement or repayment of share capital, share premium or other capital reserves;

(c)

any repayment of principal, payment of interest or payment of other amounts in respect of Shareholder Advances, or other money borrowed by the Borrower from any such Person; and

(d)

any other payment of a management, advisory or other fee or distribution of any kind by the Borrower in each case to any of the Sponsors or any Affiliates thereof.

"Restricted Payment Certificate" means a certificate substantially in the form of Schedule 13 (Form of Restri ).

"Restricted Payment Tests" means with respect to the declaration, payment or making of a Restricted Payment (other than a reimbursement of Shareholder Funding in accordance with Clause 5.3 (Reimbursable S )), on the date of such declaration, payment or making:

(a)

the Availability Period under each Facility Agreement has ended;

(b)

the first scheduled repayment of principal under each of the Senior Facilities has been duly made;

(c)

no Default is continuing or would result as a result from the making of the relevant Restricted Payment;

(d)

paragraph 2(b) of Schedule 6 (Insurances) does not apply, in any material respect, to any of the Insurances;

(e)

no Event of Force Majeure has occurred and is continuing;

(f)

the current Balance of the Senior Debt Service Reserve Account is least equal to the Required Senior Debt Service Reserve Balance at such date;

(g)

the current Balance of the Subordinated Debt Service Reserve Account is least equal to the Required Subordinated Debt Service Reserve Balance at such date;

(h)

the Senior Projected Debt Service Cover Ratio, as at the most recent Calculation Date (and calculated to take into consideration such declaration, payment or making of a Restricted Payment), for the next two Quarters is greater than XXX:XXX;

(i)

the Senior Loan Life Cover Ratio, as at the most recent Calculation Date (and calculated to take into consideration such declaration, payment or making of a Restricted Payment), was greater than XXX:XXX;

(j)

the Senior Mine Life Cover, as at the most recent Calculation Date (and calculated to take into consideration such declaration, payment or making of a Restricted Payment), was greater thanXXX:XXX;

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(k)

the Total Projected Debt Service Cover Ratio, as at the most recent Calculation Date (and calculated to take into consideration such declaration, payment or making of a Restricted Payment), for the next two Quarters is greater thanXXX:XXX;

(l)

the Total Loan Life Cover Ratio, as at the most recent Calculation Date (and calculated to take into consideration such declaration, payment or making of a Restricted Payment),  was greater than XXX:XXX;

(m)

the Total Mine Life Cover Ratio, as at the most recent Calculation Date (and calculated to take into consideration such declaration, payment or making of a Restricted Payment), was greater thanXXX:XXX;

(n)

such date is no more than 45 days after the most recent Calculation Date;

(o)

not less than five (5) Business Days prior to such date, the Borrower has notified the Project Facilities Agent of the declaration, payment or making of such Restricted Payment;

(p)

the Gold Phase Completion Date has occurred;

(q)

either the Copper Phase Completion Date has occurred or the Copper Phase Reserve Account is fully funded to the CRA Target Balance;

(r)

requisite funds are allocated to the Legal Reserve Fund in accordance with Eritrean Law; and

(s)

after taking into account the relevant Restricted Payment, the amounts standing to the credit of the Offshore Proceeds Account and the Onshore Proceeds Account on such date are, in aggregate, at least four million Dollars (USD 4,000,000) (or its equivalent in any other currency or currencies).

"Re-test" means a Completion Test in place of an original Completion Test which is cancelled by the Borrower.

"Risk Cover Instrument Event" means, in relation to any Risk Cover Provider, any of the following events or circumstances:

(a)

it is or becomes unlawful for that Risk Cover Provider to perform or comply with any or all of its payment obligations pursuant to any Risk Cover Instrument to which it is party;

(b)

any of the obligations of that Risk Cover Provider under any Risk Cover Instrument to which it is party are not or cease to be (subject to the Legal Reservations) legal, valid, binding or in full force and effect;

(c)

that Risk Cover Provider avoids, rescinds, repudiates, suspends or terminates any Risk Cover Instrument to which it is party in whole or in part, or

(d)

in the case of the Risk Cover Providers for the PRI Policies, the Risk Cover Provider for a PRI Policy does not have a credit rating of at least A- from Standard & Poor's (or equivalent from Moody's).

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"Risk Cover Instruments" means, together:

(a)

each ECIC Policy;

(b)

each PRI Policy; and

(c)

each UFK Policy.

"Risk Cover Providers" means, together:

(a)

ECIC in respect of each ECIC Facility;

(b)

the Federal Republic of Germany under the UFK in respect of each UFK Covered Facility; and

(c)

each of the PRI Providers.

"Royalty Payments" means any royalty payments to be made by the Borrower in connection with the Project including the quarterly payments with respect to royalties on precious metals (XX X XXXX X XX.) and on metallic minerals (XXX XXXX XXXX.) as set out in Article 35(1) of the Mining Regulations.

"SCADA Supply Contract" means the contract for the supply of a SCADA system dated 2 June 2009 between the Borrower and End to End Automation.

"Schedule Change Amendment Agreement" has the meaning given to such term in the Onshore Security Agreement.

"Secured Obligations" means:

(a)

all obligations at any time due, owing or incurred by the Borrower to the Secured Parties under any Finance Documents, whether present or future, actual or contingent and whether incurred solely or jointly and whether as principal or surety or in some other capacity, plus interest, late interest, commissions, fees, costs, expenses and any other ancillary costs under any Finance Documents except for any obligation or liability which, if it were included, would cause that obligation or liability or any of the Transaction Security in respect thereof, to be unlawful or prohibited by any applicable law; and

(b)

in the event of any proceeding for the collection or enforcement of any of the obligations or liabilities described in paragraph (a), the expenses of preparing for transfer, transfer or otherwise disposing of, or realising the Transaction Security, as provided hereunder, together with the fees of legal and other advisers and court costs.

"Secured Parties" means the Finance Parties, the Offshore Account Bank and any Receiver or Delegate (and "Secured Party" means any of them).

"Security Documents" means the Offshore Security Documents and the Onshore Security Documents.

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"Security over Offshore Accounts Agreement" means the security agreement, dated on or about the Signing Date, relating to the Offshore Accounts between the Borrower and the Offshore Security Agent.

"Security Provider" means, together:

(a)

the Borrower;

(b)

ENAMCO;

(c)

Nevsun Eritrea;

(d)

Nevsun Africa;

(e)

NICE (or any other insurer under the insurance policies for the Project required pursuant to Clause 22.32 (Insurance)); and

(f)

any other Person who provides Transaction Security.

"Senior Cost Overrun Facility Agreement" means:

(a)

the ECIC Senior Cost Overrun Facility Agreement; or

(b)

the UFK Covered Senior Cost Overrun Facility Agreement.

"Senior Debt Service" means, in respect of any period, the aggregate of scheduled repayments of principal (excluding prepayments) and interest payable (or, in respect of a future period, projected to be payable) by the Borrower under the Senior Facility Agreements during such period.

"Senior Debt Service Reserve Account" has the meaning ascribed to that term in the Offshore Accounts Agreement.

"Senior Facility" means:

(a)

the ECIC Senior Facility; or

(b)

the ECIC Senior Cost Overrun Facility; or

(c)

the UFK Covered Senior Facility; or

(d)

the UFK Covered Senior Cost Overrun Facility.

"Senior Facility Agreement" means:

(a)

the ECIC Senior Facility Agreement; or

(b)

the ECIC Senior Cost Overrun Facility Agreement; or

(c)

the UFK Covered Senior Facility Agreement; or

(d)

the UFK Covered Senior Cost Overrun Facility Agreement.

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"Senior Final Maturity Date" means, for the Senior Facilities, the last scheduled Repayment Date under all of the Senior Facilities (as reduced from time to time pursuant to any prepayments) or, if earlier, the date on which the Senior Loans have been repaid in full.

"Senior Final Repayment Date" means the last scheduled Repayment Date under all of the Senior Facilities as at the Signing Date.

"Senior Historic Debt Service Cover Ratio" means, in relation to any period, the ratio of:

(a)

Cashflow Available for Senior Debt Service received during such period;

to

(b)

all Senior Debt Service which became payable during such period.

"Senior Lender" means the ECIC Senior Lenders, the ECIC Senior Cost Overrun Lenders, the UFK Senior Lenders and the UFK Senior Cost Overrun Lenders.

"Senior Loan" means a Loan made or to be made under a Senior Facility or the principal amount outstanding for the time being of that Loan.

"Senior Loan Life Cover Ratio " means, in relation to any Calculation Date, the ratio of:

(a)

the aggregate of the Discounted Cashflow Available for Senior Debt Service at such Calculation Date for the period until the Senior Final Repayment Date plus the credit balance on the Copper Phase Reserve Account at such Calculation Date;

to

(b)

the aggregate principal amount outstanding under the Senior Facilities and any pari passu Financial Indebtedness scheduled for repayment on or before the Senior Final Repayment Date less the credit balance on the Senior Debt Service Reserve Account at such Calculation Date.

"Senior Mine Life Cover Ratio" means, in relation to any Calculation Date, the ratio of:

(a)

the aggregate of the Discounted Cashflow Available for Senior Debt Service at such Calculation Date for the period until the Final Mine Date plus the credit balance on the Copper Phase Reserve Account at such Calculation Date;

to

(b)

the aggregate principal amount outstanding under the Senior Facilities and any pari passu Financial Indebtedness scheduled for repayment on or before the Senior Final Maturity Date less the credit balance on the Senior Debt Service Reserve Account at such Calculation Date.

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"Senior Projected Debt Service Cover Ratio" means, in relation to any period, the ratio of:

(a)

Cashflow Available for Senior Debt Service projected for such period;

to

(b)

all Senior Debt Service projected to payable during such period.

"Shareholder Advance" means any advance or loan made to the Borrower by an Immediate Shareholder, a Sponsor, or any of their respective Affiliates.

"Shareholder Funding" means, as of any date, all amounts paid by a Sponsor (or any of its Affiliates) as of that date to the Borrower through Equity Contributions or Shareholder Advances.

"Shareholder Funding Condition" means, on any date:

(a)

the aggregate amount of all Shareholding Funding contributed as of such date less the Gold Puts Cost is at least equal to the Initial Shareholder Funding Amount; and

(b)

such Shareholder Funding has been used to pay Project Costs or is credited to the Offshore Proceeds Account or an Onshore Proceeds Account.

"Shareholders Advances Agreements" means the agreements each dated 2 July 2009 between ENAMCO and the Borrower and between XXXXXX XXXXXXXand the Borrower relating to Shareholder Advances.

"Shareholders Agreement" means the shareholders agreement dated 26 October 2007 between the Immediate Shareholders.

"Share Retention and Shareholder Advance Agreement" means:

(a)

the Immediate Shareholders' Share Retention and Shareholder Advance Agreement; or

(b)

the Nevsun Share Retention and Shareholder Advance Agreement.

"Signing Date" means the date of this Agreement.

"Six Month Period" means any period of six consecutive Months.

"Slurry Pumps Supply Contract" means the purchase order for the manufacture and supply of slurry pumps, including without limitation the cyclone feed pumps, thickener pumps and CIL transfer pumps dated 14 May 2008 and amended on 21 January 2009 and 23 March 2009 between the Gold Phase Offshore EPCM Contractor (on behalf of the Borrower) and Warman Africa.

"Social and Environmental Action Plan" means the Initial Social and Environmental Action Plan as that may be updated and modified from time to time in

PARIS-1-1004889-v29B- 68 -36-40397380

accordance with Clause 22.6 (Social and env ) and Clause 24.24 (Social and Env ).

"Social and Environmental Certificate" means:

(a)

a Copper Phase Social and Environmental Certificate ; or

(b)

a Gold Phase Social and Environmental Certificate.

"Social and Environmental Consultant" means Micon International Ltd., or such other social and environmental consultant as the Social and Environmental Agent may appoint from time to time to perform such role on behalf of the Finance Parties in accordance with Clause 13.5 (Independent Co ).

"Social and Environmental Discussion Group" means a discussion group which will be composed of representatives of the Ministry, the Borrower and the Social and Environmental Agent and the Independent Social and Environmental Monitoring Expert.

"Social and Environmental Impact Assessment" means the social and environmental impact Assessment dated December 2006 prepared by AMEC and updated by Citrus Partners in May 2009 and delivered by the Borrower to, and accepted by, the Project Facilities Agent and the Social and Environmental Agent pursuant to paragraph 10 (a) of Part A of Schedule 3 (Conditions Pre ) as updated from time to time with the consent of the Social and Environmental Agent.

"Social and Environmental Management Plans" means the Initial Social and Environmental Management Plans as those may be updated and modified from time to time in accordance with Clause 22.6 (Social and env ) and Clause 24.24 (Social and Env ) and which includes the Mine Closure Plan.

"Social and Environmental Management System" means the Initial Social and Environmental Management System as that may be updated and modified from time to time in accordance with Clause 22.6 (Social and env ) and Clause 24.24 (Social and Env ) and which includes the Social and Environmental Action Plan.

"Social and Environmental Monitoring Report" means a report relating, inter alia, to compliance in relation to the Project with the Social and Environmental Requirements and the steps being taken to address any issues arising from the discussions of the Social and Environmental Discussion Group or the reports of the Social and Environmental Consultant, the Independent Social and Environmental Monitoring Expert or the Social and Environmental Agent, substantially in the form delivered by the Borrower pursuant to paragraph 10 (b) of Part A of Schedule 3 (Conditions Pre ) or in such other form as may be agreed by the Social and Environmental Agent.

"Social and Environmental Remedy Plan" has the meaning ascribed to it in sub-clause 22.6.10 of Clause 22.6 (Social and env ).

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"Social and Environmental Requirements" means the Social and Environmental Standards, the Social and Environmental Management System and the Social and Environmental Management Plans.

"Social and Environmental  Standards" means, together (and as further defined in the Social and Environmental Impact Assessment and the Copper Phase Social and Environmental Impact Assessment):

(a)

Environmental Laws and Social Laws applicable to the Project (or any part thereof), the Borrower or any Project Party;

(b)

the applicable IFC Performance Standards on Social and Environmental Sustainability (effective as of 30 April 2006);

(c)

the applicable World Bank General Environmental, Health and Safety Guidelines (effective as of 30 April 2007) (known as EHS Guidelines) including but not limited to the Environmental, Health and Safety Guidelines for Mining (effective as of 10 December 2007);

(d)

the Equator Principles;

(e)

the provisions of the International Labor Organization conventions (including, without limitation, the International Labour Organisation's Freedom of Association and Protection of the Right to Organise Convention, 1948 (No. 87), Right to Organise and Collective Bargaining Convention, 1949 (No.98), Forced Labour Convention, 1930 (No. 29), Abolition of Forced Labour Convention, 1957 (No. 105), Discrimination (Employment and Occupation) Convention, 1958 (No.107), Equal Remuneration Convention, 1951 (No. 100), Minimum Age Convention, 1973 (No.138) and Worst Forms of Child Labour Convention, 1999 (No. 182) together with the 1977 ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy;

(f)

the provisions of the Cyanide Code;

(g)

the provisions of the Voluntary Principles on Security and Human Rights;

(h)

the 1976 OECD Guidelines for Multinational Enterprises; and

(i)

IFC Guide to Human Rights Impact and Management (Road Draft 2007).

"Social Fabric" means all or any of the following:

(a)

cultural heritage or archaeological artefacts;

(b)

health, safety, quality of life and legal rights of the community; and

(c)

health, safety, quality of life and legal rights of the workforce.

"Social Law" means any Applicable Law or any applicable international regulation or treaty which relates to the protection and/or prevention of harm to the Social Fabric  including, without limitation, applicable indigenous peoples, involuntary resettlement, cultural property protection, occupational health and safety requirements, and any

PARIS-1-1004889-v29B- 70 -36-40397380

child labour and forced labour laws, rules and regulations (including any international treaty obligations, if any) of Eritrea or the Government of Eritrea (or any ministry or agency thereof).

"Social or Environmental Claim" means any claim, proceeding or investigation by any Person in respect of any Social and Environmental Standard relating to the Project or any part thereof (or the performance by any Project Party of its obligations under any Project Document) or the assets, business or operation of the Borrower.

"Social Permits" means, at any time, any Authorisation, filing of any notification, report or assessment required, at such time, under any Social Law for the construction of the Project (as well as supporting infrastructure and utilities to be owned, leased, used or otherwise operated by the Borrower) or operation of Project or the assets, business or operation of the Borrower.

"South Africa" means the Republic of South Africa.

"Specified Officer" means, with respect to any Borrower Party, any Person authorised to sign certificates, documents and notices on behalf of that Borrower Party pursuant to the resolution of the board of directors of that Borrower Party delivered in accordance with Schedule 3 (Conditions Pre ) or any other Person subsequently so authorised by a certified resolution of the board of directors of that Borrower Party that has been delivered to the Project Facilities Agent.

"Sponsors" means, together, Nevsun Resources and ENAMCO.

"Stabilization Agreement" means the stabilization agreement between ENAMCO and the Borrower dated 12 December 2007.

"Standard & Poor's" means Standard & Poor's Ratings Services, a Division of the McGraw Hill Companies Inc., or any successor to the rating agency business of Standard & Poor's.

"Standard Operating Procedures" means the standard operating procedures to be developed in accordance with the Social and Environmental Management Plans detailing and specifying the measures to be taken by the Borrower or any Project Party (or their contractors or sub-contractors of any tier) to ensure compliance with the Social and Environmental Management Plans and to define actions, budgets and a timeframe for such actions to be taken.

"Starting Point of Credit" means the earlier of (i) the Actual Provisional Acceptance Date (under and as defined in the Gold Phase EPCM Contracts) and (ii) the first date on which the Available Facility under the ECIC Senior Facility is reduced to zero.

"XXXXXXXX" means XXXXXXXX XXXXXXXXXX (XXXXX) XXXXXXX, a company existing under the laws of XXXXX whose registered office is at XXXXXX XXXXXXXXXX XXXXXXX, XXXXXXX XX-XXXX XXXX. XX XXXXXX, XXXXXX, XXXX.

"XXXXXXXX Copper Concentrate Sales Agreement" means the sales agreement dated on or about the Signing Date between the Borrower and XXXXXXXX in

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respect of the purchase by XXXXXXXX of copper concentrate to be produced by the Borrower.

"XXXXXXXX Copper Concentrate Sales Agreement Direct Agreement" means the agreement dated on or about the Signing Date between XXXXXXXX, the Offshore Security Agent and the Borrower in respect of the XXXXXXXX Copper Concentrate Sales Agreement.

"Subordinated Debt Service" means, in respect of any period, the aggregate of scheduled repayments of principal (excluding prepayments) and interest payable (or, in respect of a future period, projected to be payable) by the Borrower under the Subordinated Facility Agreements during such period.

"Subordinated Debt Service Reserve Account" has the meaning ascribed to that term in the Offshore Accounts Agreement.

"Subordinated Facility" means:

(a)

the XXX UFK Covered Subordinated Facility; or

(b)

the XXXX UFK Covered Subordinated Facility; or

(c)

the XXX ECIC Subordinated Facility.

"Subordinated Facility Agreement" means:

(a)

the XXX UFK Covered Subordinated Facility Agreement; or

(b)

the XXXX UFK Covered Subordinated Facility Agreement; or

(c)

th`e XXX ECIC Subordinated Facility Agreement.

"Subordinated Final Maturity Date" means, for the Subordinated Facilities, the last scheduled Repayment Date for the Subordinated Facilities (as reduced from time to time pursuant to any prepayments) or, if earlier, the date on which the Subordinated Loans have been repaid in full.

"Subordinated Final Repayment Date" means the last scheduled Repayment Date for the Subordinated Facilities as at the Signing Date.

"Subordinated Lender" means the ECIC Subordinated Lenders and the UFK Subordinated Lenders.

"Subordinated Loan" means a Loan made or to be made under a Subordinated Facility or the principal amount outstanding for the time being of that Loan.

"Subordination Agreement" means the subordination deed dated on or about the Signing Date between the Borrower, the other Borrower Parties, the Project Facilities Agent, the Offshore Security Agent and the Senior Lenders and the Subordinated Lenders.

"Subsidiary" means, in relation to any Person (the "first Person"), any other Person:

PARIS-1-1004889-v29B- 72 -36-40397380

(a)

which is under the control, directly or indirectly through one or more intermediaries, of that first Person, where "control" means:

(i)

more than fifty per cent. (50%) of the issued share capital having ordinary voting power for the election of the directors of that Person is beneficially owned, directly or indirectly, by that first Person; or

(ii)

the management and policies of that Person is directed by that first Person, whether through the ownership of voting securities, by contract or otherwise and either alone or in conjunction with any other Person or Persons; or

(b)

which is a Subsidiary of another Subsidiary of that first Person.

"Supplemental Offtake Agreements" means, at any time, each of the agreements and other arrangements entered into by the Borrower for the purchase of the Borrower's production of gold and silver doré, copper concentrate and/or zinc concentrate which are not Gold Refining Agreements or Copper Concentrate Sales Agreements.

"Tax" means any tax, levy, impost, duty, royalty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or delay in paying any of the same).

"Test Procedures" means, for a Completion Test, the procedures defining the manner in which that Completion Test shall be conducted and shall include the Measurement and Sampling Procedure for that Completion Test (such procedures being agreed in accordance with sub-clause 18.2.2 of Clause 18.2 (Tests).

"Third Parties Act" means the Contracts (Rights of Third Parties) Act 1999.

"Total Debt Service" means, in respect of any period, the aggregate of scheduled repayments of principal (excluding prepayments) and interest payable (or, in respect of a future period, projected to be payable) by the Borrower under the Facility Agreements during such period.

"Total Historic Debt Service Cover Ratio" means, in relation to any period, the ratio of:

(a)

Cashflow Available for Total Debt Service actually received such period;

to

(b)

all Total Debt Service which became payable during such period.

"Total Loan Life Cover Ratio" means, in relation to any Calculation Date, the ratio of:

(a)

the aggregate of the Discounted Cashflow Available for Total Debt Service at such Calculation Date for the period to the Subordinated Final Repayment Date plus the credit balance on the Copper Phase Reserve Account at such Calculation Date;

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to

(b)

the aggregate principal amount outstanding under the Senior Facilities and any pari passu Financial Indebtedness scheduled for repayment on or before the Senior Final Repayment Date and the Subordinated Facilities and any pari passu Financial Indebtedness scheduled for repayment on or before the Subordinated Final Repayment Date less the credit balance on the Senior Debt Service Reserve Account and the Subordinated Debt Service Reserve Account on such Calculation Date.

"Total Mine Life Cover Ratio " means, in relation to any Calculation Date, the ratio of:

(a)

the aggregate of the Discounted Cashflow Available for Total Debt Service at such Calculation Date for the period until the Final Mine Date plus the credit balance on the Copper Phase Reserve Account at such Calculation Date;

to

(b)

the aggregate principal amount outstanding under the Senior Facilities and any pari passu Financial Indebtedness scheduled for repayment or reduction on or before the Subordinated Final Maturity Date and the Subordinated Facilities and any pari passu Financial Indebtedness scheduled for repayment or reduction on or before the Subordinated Final Maturity Date less the credit balance on the Senior Debt Service Reserve Account and the Subordinated Debt Service Reserve Account on such Calculation Date Day.

"Total Projected Debt Service Cover Ratio" means, in relation to any period, the ratio of:

(a)

Cashflow Available for Total Debt Service projected for such period;

to

(b)

all Total Debt Service projected to be payable during such period.

"Transaction Documents" means the Project Documents and the Finance Documents.

"Transaction Security" means each Encumbrance, power of attorney or right to step in, cure breaches or novate created (or expressed to be created) by or pursuant to or evidenced by a Security Document.

"Transfer Certificate" means a certificate substantially in the form set out in Part A of Schedule 5 (Form of Transf ) or any other form agreed between the Borrower and the Project Facilities Agent.

"UFK" means the untied loan guarantee scheme of the Federal Republic of Germany (Ungebundene Finanzkredite).

"UFK Covered Facility" means:

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(a)

the XXX UFK Covered Subordinated Facility; or

(b)

the XXXX UFK Covered Subordinated Facility; or

(c)

the UFK Covered Senior Facility; or

(d)

the UFK Covered Senior Cost Overrun Facility.

"UFK Covered Facility Agreement" means:

(a)

the XXX UFK Covered Subordinated Facility Agreement; or

(b)

the XXXX UFK Covered Subordinated Facility Agreement; or

(c)

the UFK Covered Senior Facility Agreement; or

(d)

the UFK Covered Senior Cost Overrun Facility Agreement.

"UFK Covered Senior Cost Overrun Facility" means the term loan facility, in an aggregate amount at the Signing Date of twenty-one million Dollars (USD 21 million), made or to be made available to the Borrower by the UFK Senior Cost Overrun Lenders under the UFK Covered Senior Cost Overrun Facility Agreement.

"UFK Covered Senior Cost Overrun Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, the UFK Senior Cost Overrun Lenders and the UFK Senior Agent.

"UFK Covered Senior Facility" means the term loan facility, in an aggregate amount at the Signing Date of eighty million Dollars (USD 80 million), made or to be made available to the Borrower by the UFK Senior Lenders under the UFK Covered Senior Facility Agreement.

"UFK Covered Senior Facility Agreement" means the facility agreement dated on or about the Signing Date between the Borrower, the UFK Senior Lenders and the UFK Senior Agent.

"UFK Lenders" means the UFK Senior Lenders, the UFK Senior Cost Overrun Lenders and the UFK Subordinated Lenders.

"UFK Party" means each party to a UFK Covered Facility Agreement.

"UFK Policies" means:

(a)

the UFK Senior Facilities Policy; and

(b)

the UFK Subordinated Facilities Policy.

"UFK Premium" means premium payable to the Federal Republic of Germany under the UFK in respect of a UFK Policy.

"UFK Senior Cost Overrun Lenders" means:

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(a)

any Original UFK Senior Cost Overrun Lender; and

(b)

any bank, financial institution, trust, fund or other entity which has become a lender under the UFK Senior Cost Overrun Facility Agreement in accordance with Clause 28 (Assignments an ),

which in each case has not ceased to be a party to the UFK Covered Senior Cost Overrun Facility Agreement in accordance with the terms of the Finance Documents.

"UFK Senior Facilities Policy" means the UFK insurance policy issued by the Federal Republic of Germany under the UFK to the UFK Senior Agent, the UFK Senior Cost Overrun Lenders in relation to the UFK Covered Senior Cost Overrun Facility and the UFK Senior Lenders in relation to the UFK Covered Senior Facility and which provides 100% cover in respect of war risks, 90% cover in respect of commercial risks and 90% cover in respect of defined political risks.

"UFK Senior Lenders" means:

(a)

any Original UFK Senior Lender; and

(b)

any bank, financial institution, trust, fund or other entity which has become a lender under the UFK Covered Senior Facility Agreement in accordance with Clause 28 (Assignments an ),

which in each case has not ceased to be a party to the UFK Covered Senior Facility Agreement in accordance with the terms of the Finance Documents.

"UFK Subordinated Facilities Policy" means the UFK insurance policy issued by the Federal Republic of Germany under the UFK to the UFK Subordinated Agent, the UFK Subordinated Lenders in relation to the XXX UFK Covered Subordinated Facility and the XXXX UFK Covered Subordinated Facility and which provides 100% cover in respect of war risks and 90% cover in respect of defined political risks.

"UFK Subordinated Lenders" means:

(a)

XXX and XXXX; and

(b)

any bank, financial institution, trust, fund or other entity which has become a lender under the XXX UFK Covered Subordinated Facility Agreement or the XXXX UFK Covered Subordinated Facility Agreement in accordance with Clause 28 (Assignments an ), which in each case has not ceased to be a party to the XXX UFK Covered Subordinated Facility Agreement or the XXXX UFK Covered Subordinated Facility Agreement in accordance with the terms of the Finance Documents.

"Unpaid Sum" means any sum due and payable but unpaid by a Borrower Party under the Finance Documents.

"Utilisation" means a utilisation of a Facility.

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"Utilisation Date" " means the date of a Utilisation, being the date on which the relevant Loan is to be made.

"Utilisation Request" means a request for a Utilisation delivered in accordance with the provisions of the relevant Facility Agreement.

"VAT" means value added tax and any other Tax of a similar nature.

"ZAR" means the lawful currency of South Africa.

"Zinc Phase Costs" means capital expenditure in respect of the design, development, procurement, construction and commissioning of Zinc Phase and all related works.

"Zinc Phase" means the physical assets and facilities that are materially the same as those described as the "Zinc Phase" in Schedule 17 (Project Facili ) and the Port Facilities and required to produce both a copper concentrate and a zinc concentrate from primary ore..

"Zinc Phase Project Costs" means:

(a)

all costs incurred by the Borrower in the design, development, procurement, construction and commissioning of the Zinc Phase and all related works;

(b)

fees and expenses of professional advisors engaged in relation to the design, development, procurement, construction, commissioning, insurance or financing of the Zinc Phase;

(c)

fees and expenses of the Independent Consultants incurred in connection with the design, development, procurement, construction and commissioning of the Zinc Phase;

(d)

insurance premiums in respect of the Construction Period Insurances for the Zinc Phase;

(e)

any other costs which the Project Facilities Agent agrees shall be a Zinc Phase Project Cost; and

(f)

Tax payable in relation to any of the above,

but not including any cost or payment constituting a Restricted Payment, a Gold Phase Project Cost or a Copper Phase Project Cost.

1.2

Construction

1.2.1

Unless a contrary indication appears, a reference in this Agreement to:

(a)

the "Project Facilities Agent", an "Account Bank", the "Offshore Security Agent", the "Onshore Security Agent", the "Insurance Agent", the "Social and Environmental Agent ", the "Modelling and Technical Bank", any "Lender", the "Borrower", any "Sponsor", any "Borrower Party", any "Project Party", any "Party", any "Facility Representative" or any other Person shall be construed so as

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to include its successors in title, permitted assigns and permitted transferees;

(b)

"assets" includes present and future properties, revenues and rights of every description;

(c)

a "Finance Document", "Project Document", "Gold Put", "Security Document" or "Transaction Document" (or, in each case, any of them) or any other agreement or instrument is a reference to that agreement or instrument as modified (however fundamentally) or novated or replaced from time to time in accordance with the provisions of the Finance Documents;

(d)

any Project Account includes any sub-accounts of such account and any replacement accounts (and sub-accounts of such replacement account) opened with any successor to the applicable initial Account Bank and, in each case, such account as renewed, redesignated or renumbered from time to time;

(e)

"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(f)

a provision of law includes a reference to that provision as amended or re-enacted or both from time to time whether before or after the Signing Date and any subordinate legislation made or things done under the statutory provision whether before or after the Signing Date;

(g)

the singular includes the plural and vice versa;

(h)

unless otherwise specified, a time of day is a reference to Frankfurt time;

(i)

a "successor" of a party to any document or any other Person includes a successor in title of such party or other Person and any Person who under the laws of the jurisdiction of incorporation or domicile of such party or other Person has assumed the rights and obligations of such party or Person or to which, under such laws, such rights and obligations have been transferred;

(j)

the "equivalent" of an amount specified in a particular currency (the "specified currency amount") shall be construed as a reference to the amount of the other relevant currency which would be required to purchase the specified currency amount in the relevant foreign exchange market, unless otherwise specified in this Agreement, at the Applicable Spot Rate of Exchange on or about 11 a.m. on the Business Day immediately preceding the day on which the calculation falls to be made;

(k)

a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having

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the force of law, which is generally complied with by the Persons to whom it is addressed or applied) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self regulatory or other authority or organisation;

(l)

"repay" (or any derivative form of that word), where applicable in the context, includes "prepay" (or any derivative form of that word);

(m)

"tonne" means a metric tonne;

(n)

a clause, sub-clause, paragraph or schedule is a reference to a clause, sub-clause, paragraph of or schedule to this Agreement;

(o)

a "day", "month" and "year" shall be to a calendar day, month and year, respectively; and

(p)

"ounce" means a troy ounce.

1.2.2

Section, Clause and Schedule headings are for ease of reference only.

1.2.3

Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that other Finance Document or notice as in this Agreement.

1.2.4

A Default, an Event of Default or an Event of Force Majeure is "continuing" if it has not been remedied or waived.

1.2.5

The words "include" or "including" are to be construed without limitation.

1.2.6

In determining whether a consent or agreement of any Person is "unreasonably delayed", the internal procedures, if any, of that Person in relation to the relevant consent or agreement and the information provided in relation to the request for such consent or agreement shall, inter alia, be taken into account.

1.3

Third party rights

1.3.1

Unless expressly provided to the contrary in a Finance Document, a Person who is not a Party has no right under the Third Parties Act to enforce or enjoy the benefit of any term of this Agreement.

1.3.2

Notwithstanding any term of any Finance Document, the consent of any Person who is not a Party is not required to rescind or vary this Agreement at any time.

1.4

Finance Parties' rights and obligations

1.4.1

The obligations of each Finance Party under the Finance Documents are several.  Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents (save where the terms of a Finance Document expressly limit the obligations of a Party to another Party in circumstances

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where such latter party has failed to perform certain of its obligations to such former Party under that Finance Document).  No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

1.4.2

The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from any Borrower Party shall be a separate and independent debt.

1.5

Project Facilities Agent's, Offshore Security Agent's and Onshore Security Agent's actions

1.5.1

Any action to be taken or expressed to be taken or discretion to be exercised or expressed to be exercised by the Project Facilities Agent, the Social and Environmental Agent, the Insurance Agent, the Modelling and Technical Bank, the ECIC Senior Agent, the ECIC Senior Cost Overrun and Subordinated Agent, the UFK Senior Agent and/or the UFK Subordinated Agent under or in respect of this Agreement or any other Finance Document shall be taken or, as the case may be, exercised by the Project Facilities Agent, the Social and Environmental Agent, the Insurance Agent, the Modelling and Technical Bank, the ECIC Senior Agent, the ECIC Senior Cost Overrun and Subordinated Agent, the UFK Senior Agent and the UFK Subordinated Agent respectively acting in accordance with the instructions given to it or authority granted to it under (i), in the case of the ECIC Senior Agent and the ECIC Senior Cost Overrun and Subordinated Agent, the ECIC Policies and, in the case of the UFK Senior Agent and the UFK Subordinated Agent, the UFK Policies, (ii) the Intercreditor Agreement, (iii) to the extent applicable, the PRI Policies and (iv), to the extent not inconsistent with (to the extent applicable) the ECIC Policies, the UFK Policies and the PRI Policies and the Intercreditor Agreement, this Agreement.

1.5.2

Any action to be taken or expressed to be taken or discretion to be exercised or expressed to be exercised by the Offshore Security Agent under or in respect of this Agreement or any other Finance Document shall be taken or, as the case may be, exercised by the Offshore Security Agent acting in accordance with the instructions given to it or authority granted to it under the Intercreditor Agreement and, to the extent not inconsistent with the Intercreditor Agreement, the Offshore Security Agent Agreement.

1.5.3

Any action to be taken or expressed to be taken or discretion to be exercised or expressed to be exercised by the Onshore Security Agent under or in respect of this Agreement or any other Finance Document shall be taken or, as the case may be, exercised by the Onshore Security Agent acting in accordance with the instructions given to it or authority granted to it under the Onshore Security Agent Agreement.

1.5.4

Other than as expressly provided otherwise in the Intercreditor Agreement, any provision in this Agreement or any other Finance Document which provides that the prior written consent or agreement of the Project Facilities Agent, the Offshore Security Agent or the Onshore Security Agent is required and which provides that such consent or agreement cannot be unreasonably

PARIS-1-1004889-v29B- 80 -36-40397380

withheld or which otherwise requires the Project Facilities Agent, the Offshore Security Agent or the Onshore Security Agent to act reasonably, shall be construed as requiring Lenders comprising the relevant Instructing Group to act reasonably when providing instructions to the Project Facilities Agent, the Offshore Security Agent or, as the case may be, the Onshore Security Agent pursuant to the terms of the Intercreditor Agreement, but shall not fetter the ability of the Project Facilities Agent, the Offshore Security Agent or, as the case may be, the Onshore Security Agent to act in accordance with the instructions of the relevant Instructing Group given pursuant to the Intercreditor Agreement.

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SECTION 2
THE PROJECT COSTS AND FINANCING PLAN

2.

THE PROJECT COST AND FINANCING PLAN

2.1

Gold Phase costs

The estimated cost of the Gold Phase (other than the Gold Puts Cost) (and subject to final confirmation of premia payable to Risk Cover Providers) is XXXX XXXXXXXX XXX XXXXX XXXX XXXXXX XXXX XXXXXXX XXXXXXXX XXXXX XXXX XXXXX  and the Gold Puts Cost, comprised as follows:

Costs	USD (millions) (calculated using the following exchange rates: USD 1: ZAR 7.6, USD 1: Euro 0.6580)
Estimated Capital Expenditure	XXXX
Contingency	XXXX
Financing Costs (including interest during construction and premium payable to a Risk Cover Provider)	XXXX
Cost Overrun	XX
Historic Costs	XXX
Estimated Gold Phase Project Costs (other than Gold Puts Cost)	XXXX

2.2

Copper Phase costs

The estimated cost of the Copper Phase is seventy XXX XXXXXX XXX XXXXXX XXXXXXX XXX XXXXXXXXXXXX, comprised as follows:

Costs	USD (millions)
Estimated Capital Expenditure	XXX
Contingency	XX
Estimated Copper Phase Project Costs	XXX

2.3

Financing plan

The financing plan (the "Financing Plan") for the Gold Phase (subject to final confirmation of premia payable to Risk Cover Providers) is as follows:

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Equity	USD (millions)
Historic amounts	XXX
Additional amounts to be contributed	XXX
Total equity (other than Gold Puts Cost)	XXX
Gold Puts Cost	To be determined

Loans
Senior Facilities	155
UFK Covered Senior Facility	80
ECIC Senior Facility	45
UFK Covered Cost Overrun Facility	21
ECIC Senior Cost Overrun Facility	9
Subordinated Facilities	80
XXX ECIC Subordinated Facility	35
XXX UFK Covered Subordinated Facility	20
XXXX UFK Covered Subordinated Facility	25
Total loans	235
Total loans and equity (other than Gold Puts Cost)	XXX

The obligations of the Lenders to make available any of the amounts set out above are subject to the terms of the Finance Documents.

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SECTION 3
FACILITIES

3.

THE FACILITIES

3.1

The Facilities

3.1.1

The ECIC Senior Lenders agree to make available to the Borrower the ECIC Senior Facility upon the terms and conditions of the ECIC Senior Facility Agreement and this Agreement.

3.1.2

The ECIC Senior Cost Overrun Lenders agree to make available to the Borrower the ECIC Senior Cost Overrun Facility upon the terms and conditions of the ECIC Senior Cost Overrun Facility Agreement and this Agreement.

3.1.3

XXX agrees to make available to the Borrower the XXX ECIC Subordinated Facility upon the terms and conditions of the XXX ECIC Subordinated Facility Agreement and this Agreement.

3.1.4

The UFK Senior Lenders agree to make available to the Borrower the UFK Covered Senior Facility upon the terms and conditions of the UFK Covered Senior Facility Agreement and this Agreement.

3.1.5

The UFK Senior Cost Overrun Lenders agree to make available to the Borrower the UFK Covered Senior Cost Overrun Facility upon the terms and conditions of the UFK Covered Senior Cost Overrun Facility Agreement and this Agreement.

3.1.6

XXX agrees to make available to the Borrower the XXX UFK Covered Subordinated Facility upon the terms and conditions of the XXX UFK Covered Subordinated Facility Agreement and this Agreement.

3.1.7

XXXX agrees to make available to the Borrower the XXXX UFK Covered Subordinated Facility upon the terms and conditions of the XXXX UFK Covered Subordinated Facility Agreement and this Agreement.

3.2

Purpose

The Borrower shall apply the proceeds of each Utilisation under each Facility in accordance with this Agreement and the relevant Facility Agreement:

3.2.1

for the payment or, if applicable, reimbursement of Gold Phase Project Costs (other than any Taxes and the costs of entry into the Gold Puts);

3.2.2

in respect of the first three Utilisations only, as provided in Clause 5.3 (Reimbursable S ); and

3.2.3

(in relation to the ECIC Senior Cost Overrun Facility and the UFK Covered Senior Cost Overrun Facility only), to address a Cost Overrun.

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3.3

Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to any Facility Agreement.

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SECTION 4
UTILISATION

4.

CONDITIONS OF UTILISATION

4.1

Initial conditions precedent

The Borrower may not deliver a Utilisation Request under any Facility Agreement unless the Project Facilities Agent has confirmed in writing to each of the Facility Representatives and the Borrower that:

4.1.1

the Project Facilities Agent has received (or has waived the requirement to receive) all the documents and other evidence listed in Part A of Schedule 3 (Conditions Pre); and

4.1.2

each Facility Representative (acting in accordance with the Facility Agreement to which it is a party) has confirmed to the Project Facilities Agent that all of the documents and other evidence listed in Part A of Schedule 3 (Conditions Pre ) and delivered to the Project Facilities Agent are, in form and substance, satisfactory to such Facility Representative in its sole discretion (or that such Facility Representative has waived the requirement to receive such documents and other evidence).

4.2

Further conditions precedent

4.2.1

The Lenders in respect of a Facility will only be obliged to fund a Utilisation if, on the date of the relevant Utilisation Request and on the proposed Utilisation Date for such Utilisation all of the conditions listed in Part B of Schedule 3 (Conditions Pre) have been fulfilled (or the requirement has been waived by the Project Facilities Agent), in form and substance satisfactory to the Facility Representative in respect of that Facility ((i) in respect of the first Utilisation, in its sole discretion and (ii) otherwise, acting reasonably and in accordance with the Facility Agreement to which it is a party).

4.2.2

Utilisations may only be requested to reimburse Gold Phase Project Costs already paid or to pay Gold Phase Project Costs (other than any Taxes and the costs of entry into the Gold Puts) due and unpaid or payable in the three Months following that Utilisation or as provided pursuant to Clause 5.3 (Reimbursable S ).

4.3

Confirmation from Project Facilities Agent

The Project Facilities Agent shall, promptly upon satisfaction of the conditions set out in Clause 4.1 (Initial condit ), deliver to the Borrower, and to each Facility Representative a confirmation of such satisfaction.

4.4

Cancellation by the Lenders

If, at any time:

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4.4.1

a Lender has not received a copy of the XXX XXXXXX XXXXXX duly executed by the Ministry and in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.2

a UFK Senior Lender has not received a copy of the UFK Senior Facilities Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.3

a UFK Subordinated Lender has not received a copy of the UFK Subordinated Facilities Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.4

a ECIC Senior Lender has not received a copy of the ECIC Senior Facility Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.5

a ECIC Senior Cost Overrun Lender or an ECIC Subordinated Lender has not received a copy of the ECIC Senior Cost Overrun and Subordinated Facility Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.6

a UFK Senior Lender has not received a copy of the PRI UFK Senior Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.7

a UFK Subordinated Lender has not received a copy of the PRI UFK Subordinated Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion);

4.4.8

a ECIC Senior Cost Overrun Lender has not received a copy of the PRI ECIC Senior Cost Overrun Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion); or

4.4.9

a ECIC Subordinated Lender has not received a copy of the PRI ECIC Subordinated Policy in form and substance satisfactory to that Lender (in its sole and absolute discretion),

and at such time the Project Facilities Agent  has not delivered a confirmation in accordance with Clause 4.3 (Confirmation f ), then:

4.4.10

if such time is more than two (2) Months after the Signing Date, that Lender may (in its sole and absolute discretion), notify the Borrower, through its Facility Representative (with a copy to the Project Facilities Agent), that the Commitment of that Lender shall be immediately cancelled and upon that Facility Representative so notifying the Borrower the Commitment of that Lender will be immediately cancelled (and whereupon each other Lender shall be entitled to notify the Borrower, through its Facility Representative (with a copy to the Project Facilities Agent), that the Commitment of that Lender shall be immediately cancelled and upon that Facility Representative so notifying the Borrower the Commitment of that Lender will be immediately cancelled); and

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4.4.11

if such time is the close of business in Frankfurt on the date falling six (6) Months after the Signing Date, the entire Commitment of each Lender shall be automatically cancelled.

4.5

Utilisation Requests

The Borrower shall send a copy of each Utilisation Request to the Project Facilities Agent at the same time as it sends that Utilisation Request to a Facility Representative.

5.

PRO-RATA UTILISATIONS AND REIMBURSABLE SHAREHOLDER FUNDING

5.1

Pro-rata Utilisations

Save to the extent such Utilisations are to fund ECIC Premium, PRI Premium, UFK Premium or Interest During Construction, the Borrower shall (except to the extent not possible due to any eligibility criteria contained in the ECIC Senior Facility Agreement and excluding Utilisations under the XXX Senior Cost Overrun Facility Agreement and the UFK Covered Senior Cost Overrun Facility) request Utilisations under each Facility Agreement pro rata with Utilisations under each other Facility Agreement (where such pro rata amount is determined based on the Available Facilities for those Facilities and taking into account necessary rounding of such pro rata amount to meet any minimum utilisation amounts under the applicable Facility Agreements).

5.2

Utilisations under the Cost Overrun Facilities

5.2.1

Save to the extent such Utilisations are to fund ECIC Premium, the Borrower shall request Utilisations under the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility pro rata (where such pro rata amount is determined based on the Available Facilities for those Facilities and taking into account necessary rounding of such pro rata amount to meet any minimum utilisation amounts under the applicable Facility Agreements).

5.2.2

The Borrower shall only request Utilisations under the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility to the extent that:

(a)

a Gold Phase Cost-to-Complete Certificate demonstrates that there is a Cost Overrun; or

(b)

Gold Phase Project Costs are due and unpaid and amounts are not available (i) for Utilisation under any of the Facilities (other than the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility) or (ii) on the Project Accounts and which, in accordance with the Accounts Agreements, may be applied to pay such Gold Phase Project Costs (other than an amount up to one million Dollars ($1,000,000) (or its equivalent in any currency or currencies)).

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5.3

Reimbursable Shareholder Funding

For the first Utilisation, the second Utilisation or the third Utilisation under any of the Facilities (other than the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility), if:

5.3.1

the Gold Phase Cost-to-Complete Certificate delivered in connection with such Utilisation demonstrates that the aggregate amount of Shareholder Funding provided and the aggregate of the Available Facilities (other than under the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility) and the Loans made prior to such date exceeds the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion (and a contingency of nine point five per cent. (9.5%) of such Gold Phase Project Costs projected to be incurred), then provided that:

5.3.2

at such time, no Event of Default has occurred or is continuing or would result from the making of such Restricted Payment;

5.3.3

after the making of such Restricted Payment, the aggregate amount of all Shareholder Funding contributed as of such date less the Gold Puts Cost (and less the aggregate amount of Restricted Payments made prior to such date since the Signing Date) exceeds the Initial Shareholder Funding Amount;

the Borrower may promptly (and, in any event, within five (5) Business Days of such Utilisation) make a Restricted Payment by repaying Shareholder Advances to the Immediate Shareholders in an amount:

5.3.4

from the proceeds of the first Utilisation under a Facility, less than or equal to 70% of the amount of any such excess on the date of first Utilisation (provided that such amount exceeds five million Dollars (USD 5,000,000));

5.3.5

from the proceeds of the second Utilisation under a Facility, less than or equal to 70% of the amount of any such excess on the date of second Utilisation (provided that such amount exceeds five million Dollars (USD 5,000,000)); and

5.3.6

from the proceeds of the third Utilisation under a Facility, less than or equal to the amount of any such excess on the date of third Utilisation.

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SECTION 5
REPAYMENT, PREPAYMENT AND CANCELLATION

6.

REPAYMENT

6.1

Repayments

The Borrower shall repay the Loans falling due under each Facility in accordance with the terms of the applicable Facility Agreement and this Agreement.

7.

ILLEGALITY, PREPAYMENTS AND CANCELLATION

7.1

Illegality

If, at any time, it is or will become unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by the Finance Documents or to fund or maintain its participation in any Loan:

7.1.1

that Lender shall, promptly after becoming aware of the same, notify the Borrower, through its Facility Representative (with a copy to the Project Facilities Agent);

7.1.2

upon that Facility Representative notifying the Borrower the Commitment of that Lender will be immediately cancelled; and

7.1.3

the Borrower shall repay that Lender's participation in the Loans made to the Borrower on the earlier of:

(a)

the next occurring Interest Payment Date; and

(b)

the last date on which, by applicable Law, that Lender may maintain its participation in the Loans made by it, if any.

7.2

Voluntary cancellation

Subject to the provisions of the relevant Facility Agreement, Clause 7.9 (General cancel ) and Clause 7.10 (Cancellation a ), the Borrower may, at any time during the relevant Availability Period, cancel the whole or any part of an Available Facility if:

7.2.1

the Borrower has given not less than ten (10) Business Days prior written notice to the Project Facilities Agent and the relevant Facility Representative of that cancellation; and

7.2.2

to the extent the cancellation is of less than the whole of such Available Facility, the portion cancelled is at least ten million Dollars (USD 10,000,000) and in integral multiples of one million Dollars (USD 1,000,000); and

7.2.3

all of the Available Facilities are simultaneously cancelled and all Loans are repaid or prepaid or an equal proportion of the Available Facility under each other Facility is  simultaneously cancelled; and

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7.2.4

the Borrower has provided evidence to the satisfaction of the Project Facilities Agent that:

(a)

no Event of Default has occurred and is continuing or could reasonably be expected to occur as a result of such cancellation; and

(b)

sufficient funds are available to the Borrower (excluding the ECIC Senior Cost Overrun Facility and the UFK Covered Senior Cost Overrun Facility), following such cancellation from the Facilities, in Project Revenues, Equity Contributions and Shareholder Advances, to cause the Gold Phase Completion Date and the Copper Phase Completion Date to occur by the Guaranteed Gold Phase Completion Date and the Guaranteed Copper Phase Completion Date, respectively, and to pay all Gold Phase Project Costs (including contingencies) which are or may become due and payable without material delay which could have been avoided had such cancellation not taken place and, in each case, this is confirmed by the Independent Technical Consultant; and

(c)

on or before the date of that cancellation, the Borrower has paid all Financing Costs then due and payable in accordance with Clause 9 (Fees) or Clause 13 (Costs and Expe  ).

7.3

Automatic cancellation

The entire Commitment of each Lender under a Facility Agreement shall be automatically cancelled at the close of business in the location of that Lender's Facility Office on the last day of the Availability Period under that Facility Agreement.

7.4

Voluntary prepayment

Subject to the provisions of the relevant Facility Agreement, Clause 7.9 (General cancel ) and Clause 7.10 (Cancellation a ), the Borrower may prepay in whole or any part of the Loans outstanding under a Facility Agreement, if:

7.4.1

the Borrower has given not less than ten (10) Business Days prior written notice to the Project Facilities Agent and the relevant Facility Representative of that prepayment; and

7.4.2

that prepayment is made on an Interest Payment Date; and

7.4.3

to the extent that prepayment is of less than the full amount of the Loans under that Facility Agreement, the prepayment is of an amount of at least ten million Dollars (USD 10,000,000) and in integral multiples of one million Dollars (USD 1,000,000); and

7.4.4

an equal proportion of the Loans then outstanding under each Facility Agreement is prepaid.

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7.5

Mandatory prepayment - Compensation Payments

The Borrower shall apply all Compensation Payments (other than Delay Liquidated Damages) received by it in prepayment of the Loans outstanding under each Facility Agreement where the aggregate amount of such Compensation Payments (other than Delay Liquidated Damages) exceeds ten million Dollars (USD 10,000,000) (or its equivalent in any currency or currencies);

7.6

Mandatory prepayment - Insurance Proceeds

The Borrower shall apply all Insurance Proceeds which have been paid in prepayment of the Loans where:

7.6.1

such Insurance Proceeds arise from a single claim or a series of claims arising from the same casualty event; and

7.6.2

the aggregate amount of such Insurance Proceeds exceeds five million Dollars (USD 5,000,000) (or its equivalent in any currency or currencies);

unless:

7.6.3

no Default has occurred and is continuing; and

7.6.4

within thirty (30) days of the relevant casualty event, the Borrower has provided the Project Facilities Agent with a plan (a "Reinstatement Plan") (which is in form and substance satisfactory to the Project Facilities Agent and the Independent Technical Consultant (in each case, acting reasonably)) for reinstating or repairing the Project Assets so lost or damaged which includes:

(a)

a bona fide assessment from a contractor acceptable to the Project Facilities Agent estimating the costs and period to complete such Reinstatement Plan;  and

(b)

details of the economic and technical feasibility of the Reinstatement Plan (including, without limitation, details of the sources of any funding required in addition to the Insurance Proceeds).

7.7

Mandatory prepayment – Cash Sweep

7.7.1

On each Repayment Date falling on or before the Senior Final Maturity Date, the Borrower will apply an amount equal to:

(a)

fifty per cent. (50%) of the Excess Cashflow for the Quarter ending on the immediately preceding Quarter Day in prepayment of the Senior Loans in the following order of priority:

(i)

first, in prepayment of Senior Loans under the ECIC Senior Cost Overrun Facility and the UFK Covered Senior Cost Overrun Facility pro rata (based on the aggregate principal amount outstanding of all Loans under such Facilities); and

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(ii)

second, in prepayment of the Senior Loans (other than Senior Loans made pursuant to the ECIC Senior Cost Overrun Facility and the UFK Covered Senior Cost Overrun Facility) pro rata (based on the aggregate principal amount outstanding of all Loans under such Facilities);

(b)

twenty per cent. (20%) of the Excess Cashflow for the Quarter ending on the immediately preceding Quarter Day in prepayment of the Subordinated Loans pro rata (based on the aggregate principal amount outstanding of all Subordinated Loans).

7.7.2

On each Repayment Date falling after the Senior Final Maturity Date, the Borrower will apply an amount equal to fifty per cent. (50%) of the Excess Cashflow for the Quarter ending on the immediately preceding Quarter Day in prepayment of the Subordinated Loans pro rata (based on the aggregate principal amount outstanding of all Subordinated Loans).

7.7.3

If on the Senior Final Maturity Date, the Senior Loans are repaid in full by application of less than fifty per cent. (50%) of such Excess Cashflow for the Quarter ending on the immediately preceding Quarter Day (where the amount of the fifty per cent. (50%) of such Excess Cashflow not so applied is the "Remainder"), the Borrower will apply, in addition to the prepayment required pursuant to Clause 7.7.1, an amount equal to 50 per cent. of the Remainder in prepayment of the Subordinated Loans pro rata (based on the aggregate principal amount outstanding of all Subordinated Loans).

7.7.4

No later than ten (10) Business Days prior to each Repayment Date, the Borrower shall notify the Project Facilities Agent and each Facility Representative of:

(a)

the amount, in the Borrower's opinion, of Excess Cashflow (if any) for the Quarter ending on the immediately preceding Quarter Day; and

(b)

the amount payable, in the Borrower's opinion, in respect of Loans under each Facility pursuant to this Clause 7.7 on that Repayment Date.

7.7.5

The Project Facilities Agent may prior to a Repayment Date notify the Borrower that it does not agree with the figures in the Borrower's notification pursuant to Clause 7.7.4. whereupon the Project Facilities Agent and the Borrower shall enter into discussions for up to five (5) days as to the correct figures.

7.8

Mandatory prepayment – XXXXXXX Copper Concentrate Sales Agreement

7.8.1

If the XXXXXXX Copper Concentrate Sales Agreement terminates or becomes capable of being terminated by XXXXXXX by reason of the occurrence of a termination event then:

(a)

the Borrower shall promptly notify the Project Facilities Agent upon becoming aware of that event and unless:

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(i)

with the consent of the Project Facilities Agent and the UFK Agents, the XXXXXXX Copper Concentrate Sales Agreement is terminated by the Borrower as a result of a material breach thereof by XXXXXXX;

(ii)

the XXXXXXX Copper Concentrate Sales Agreement is replaced by another agreement for the sale of copper concentrate in form and substance satisfactory to the Project Facilities Agent with a copper offtaker in Germany acceptable to the Federal Republic of Germany under the UFK, the UFK Agents and the Project Facilities Agent;

(iii)

a direct agreement in respect of such Copper Sales Concentrates Agreement is entered into between the copper offtaker and the Offshore Security Agent; and

(iv)

the UFK Policies remain in full force and effect and the Federal Republic of Germany under the UFK does not require that prepayment is made in accordance with this Clause,

the Project Facilities Agent may, by not less than sixty (60) days' notice to the Borrower, cancel the entire Available Commitment of each Lender and declare all outstanding Utilisations, together with accrued interest and all other amounts accrued under the Finance Documents, immediately due and payable at which time the entire Available Commitment of each Lender will be cancelled and all such outstanding amounts will become immediately due and payable.

7.9

General cancellation and prepayment provisions

7.9.1

Any notice of cancellation or prepayment given pursuant to this Clause 7 (Illegality, Pr ) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

7.9.2

Any prepayment under the Finance Documents shall be made together with accrued interest on the amount prepaid (together with all other amounts then due to the relevant Lender, including, if applicable, any amounts payable in accordance with Clause 12.3 (Break Costs) and Clause 12.2 (Other indemnit ).

7.9.3

The Borrower may not reborrow any part of any Facility which is prepaid or cancelled.

7.9.4

No part of any Available Facility which is cancelled under the Finance Documents may be subsequently reinstated.

7.9.5

The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of any Available Facility except at the times and in the manner expressly provided for in the Finance Documents.

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7.9.6

All prepayments under this Clause 7 (Illegality, Pr ) shall be applied in accordance with the Intercreditor Agreement.

7.9.7

All prepayments shall be applied against the remaining repayment instalments relating to the Loans prepaid in inverse order of maturity.

7.10

Cancellation and prepayment fee

7.10.1

If a Loan (or any part thereof) is cancelled pursuant to Clause 7.2 (Voluntary canc ), the Borrower shall pay, on or prior to such cancellation, a fee to the Project Facilities Agent (for the account of the Lenders pro rata to their Commitments cancelled) in an amount equal to one (1) per cent of the principal amount cancelled by that cancellation.

7.10.2

If a Loan (or any part thereof) is prepaid pursuant to Clause 7.4 (Voluntary prep ), the Borrower shall pay, on or prior to such prepayment, a fee to  the Project Facilities Agent (for the account of the Lenders pro rata to their Loans prepaid) in an amount equal to one (1) per cent of the principal amount so prepaid.

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SECTION 6
COST OF UTILISATION

8.

PAYMENT OF INTEREST

8.1

Payment of interest

Subject to the provisions of this Agreement, the Borrower shall pay accrued interest on the Loans in accordance with the terms of the applicable Facility Agreement.

8.2

Default Interest

8.2.1

If the Borrower fails to pay any amount payable by it under a Finance Document on its due date, interest shall, subject to the terms of such Finance Document, accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment):

(a)

if the amount is owed to a Lender or a Facility Representative for that Lender (or in the case of a UFK Subordinated Lender, the UFK Subordinated Agent), at the rate determined in accordance with the applicable Facility Agreement to which that Lender is a Party; and

(b)

in relation to any payment under any other Finance Document, owed to a Finance Party which is not a Facility Representative or a Lender at a rate which is two (2) per cent. higher than the weighted average of all interest rates then applicable under the Facility Agreements (where such weighting is calculated by reference to each Facility's share of the aggregate amount of all of the Commitments at such time), in each case in the currency of the overdue amount for successive interest periods, each of a duration selected, in the case of a payment under a Facility Agreement by the relevant Facility Representative (or in the case of the XXX UFK Covered Subordinated Facility Agreement or the XXXX UFK Covered Subordinated Facility Agreement, the UFK Subordinated Agent), or otherwise by the Project Facilities Agent.

8.2.2

Any interest accruing under this Clause 8.2 (Default Intere ) shall be immediately payable by the Borrower on demand by the relevant Facility Representative (or the UFK Subordinated Agent) or, as the case may be, the Project Facilities Agent.

8.2.3

Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of the interest period (determined in accordance with sub-clause 8.2.1) applicable to that overdue amount but will remain immediately due and payable.

8.2.4

The relevant Finance Party, relevant Facility Representative (or the UFK Subordinated Agent) or the Project Facilities Agent, as the case may be, shall determine the rate of interest under sub-clause 8.2.1 and shall promptly notify the Borrower and the relevant Finance Parties of such determination.

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9.

FEES

9.1

Arranging Fees

The Borrower shall pay to each Co-Lead Arranger, the arranging fees and incidental expenses specified in any Fee Letter with that Co-Lead Arranger, in the amounts and at the times specified in that Fee Letter.

9.2

Agency and other fees

The Borrower shall pay to:

9.2.1

the Project Facilities Agent (for its own account) the fees and incidental expenses specified in any Fee Letter with the Project Facilities Agent, in the amounts and at the times specified in that Fee Letter;

9.2.2

each ECIC Agent (for its own account) the fees and incidental expenses specified in any Fee Letter with that ECIC Agent, in the amounts and at the times specified in that Fee Letter;

9.2.3

each UFK Agent (for its own account) the fees and incidental expenses specified in any Fee Letter with that UFK Agent, in the amounts and at the times specified in that Fee Letter;

9.2.4

the Offshore Security Agent (for its own account) the fees and incidental expenses specified in any Fee Letter with the Offshore Security Agent, in the amounts and at the times specified in that Fee Letter;

9.2.5

the Onshore Security Agent (for its own account) the fees and incidental expenses specified in any Fee Letter with the Onshore Security Agent, in the amounts and at the times specified in that Fee Letter;

9.2.6

the Social and Environmental Agent  (for its own account) the fees and incidental expenses specified in any Fee Letter with the Social and Environmental Agent, in the amounts and at the times specified in that Fee Letter;

9.2.7

the Insurance Agent (for its own account) the fees and incidental expenses specified in any Fee Letter with the Insurance Agent, in the amounts and at the times specified in that Fee Letter; and

9.2.8

the Modelling and Technical Bank (for its own account) the fees and incidental expenses specified in any Fee Letter with the Modelling and Technical Bank, in the amounts and at the times specified in that Fee Letter.

9.3

Cover premiums

The Borrower shall pay:

9.3.1

to the ECIC Senior Agent (for the account of ECIC), the premium payable in respect of each ECIC Senior Facility Policy in accordance with the ECIC Senior Facility;

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9.3.2

to the UFK Agents (for onward payment to a Hermes trust account or such other account as may be identified in the relevant invoice for the premium) the premium payable in respect of each UFK Policy in accordance with the UFK Facilities; and

9.3.3

to the PRI Provider of each PRI Policy, the premium payable in respect of that PRI Policy,

in each case, at the times and on the dates specified in the Facility Agreements.

9.4

Commitment fees

The Borrower shall pay to each Lender the commitment fees and other fees (if any) set forth in the relevant Facility Agreement at such times and in the manner specified in that Facility Agreement.

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SECTION 7
ADDITIONAL PAYMENT OBLIGATIONS

10.

TAX INDEMNITIES

10.1

Definitions

10.1.1

In this Clause 10:

"Protected Party" means a Finance Party, which is or will be, for or on account of Tax, subject to any liability or required to make any payment in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Tax Payment" means an increased payment made by the Borrower to a Finance Party under Clause 10.2 (Tax) or a payment under Clause 10.3 (Tax indemnity).

10.1.2

In this Clause 10 a reference to "determines" or "determined" means a determination made in the absolute discretion of the Person making the determination.

10.2

Tax

10.2.1

The Borrower shall make all payments to be made by it under this Agreement or any other Finance Document without any Tax Deduction, unless a Tax Deduction is required by Law.

10.2.2

Other than the withholding Tax referred to in Clause 14.21.5, the Borrower or a Lender shall promptly upon becoming aware that the Borrower must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the relevant Facility Representative (with a copy to the Project Facilities Agent) accordingly. If a Facility Representative receives such notification from a Lender it shall notify the Borrower (with a copy to the Project Facilities Agent).

10.2.3

If a Tax Deduction is required by Law to be made by the Borrower, the amount of the payment due from the Borrower shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

10.2.4

If the Borrower is required to make a Tax Deduction, it shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by the applicable Law.

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10.2.5

Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Facility Representative for the Finance Party entitled to that payment (with a copy to the Project Facilities Agent) an original receipt (or certified copy thereof), or if unavailable evidence reasonably satisfactory to the Finance Party entitled to that payment that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

10.3

Tax indemnity

10.3.1

The Borrower shall within ten (10) Business Days of demand by a Facility Representative (in the case of a Lender) or the Project Facilities Agent (in the case of any other Protected Party) pay to that Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered by that Protected Party for or on account of Tax arising in connection with a payment under a Finance Document.

10.3.2

Sub-clause 10.3.1 shall not apply:

(a)

with respect to any Tax assessed on a Finance Party:

(i)

under the Law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(ii)

under the Law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(b)

to the extent a loss, liability or cost is compensated for by an increased payment under Clause 10.2 (Tax).

10.3.3

A Protected Party making, or intending to make a claim pursuant to sub-clause 10.3.1 shall promptly notify its Facility Representative (if that Protected Party is a Lender) or the Project Facilities Agent (in the case of any other Protected Party) the event which will give, or has given, rise to the claim under this Clause 10.3.

10.3.4

A Protected Party shall, on receiving a payment from the Borrower under this Clause 10.3, notify the relevant Facility Representative and the Project Facilities Agent.

10.4

Stamp taxes

The Borrower shall pay and, within ten (10) Business Days of demand, indemnify each Finance Party against any and all stamp, registration and similar Taxes or

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charges, including any notarial fees, which are or may be payable in connection with the entry into, performance or enforcement of any Finance Document (including interest and penalties for late payment) or any Transaction Security and any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes or charges payable, including any notarial fees, in respect of any Finance Document, any Transaction Security or any judgement or arbitral award in connection therewith.

10.5

VAT

10.5.1

All consideration payable under a Finance Document by any Party to a Finance Party shall be deemed to be exclusive of any VAT.  Subject to sub-clause 10.5.2, if VAT is chargeable on any supply made by a Finance Party to any Party in connection with a Finance Document, that Party shall pay to that Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

10.5.2

If VAT is chargeable on any supply made by any Finance Party (the "Supplier") to any other Finance Party (the "Recipient") in connection with a Finance Document and any Party is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier, such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT.

10.5.3

Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify that Finance Party against all VAT incurred by that Finance Party in respect of the costs or expenses to the extent that that Finance Party reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.

11.

INCREASED COSTS

11.1

Increased costs

Subject to Clause 11.3 (Exceptions), the Borrower shall, within ten (10) Business Days of a demand by a Facility Representative (in the case of a Lender) or the Project Facilities Agent (in the case of any other Finance Party), pay for the account of that Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation, in either case, made after the Signing Date.

11.2

Increased costs claims

11.2.1

A Finance Party intending to make a claim pursuant to Clause 11.1 (Increased cost ) shall notify its Facility Representative (in the case of a Lender) (with a copy to the Project Facilities Agent) or the Project Facilities Agent (in the case of any other Finance Party) of the event giving rise to the claim.

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11.2.2

Each Finance Party shall, as soon as practicable after a demand by the Borrower, provide to the Borrower a certificate confirming the amount of its Increased Costs.

11.3

Exceptions

11.3.1

Clause 11.1 (Increased cost ) does not apply to the extent any Increased Cost is:

(a)

attributable to a Tax Deduction required by law to be made by the Borrower;

(b)

compensated for by Clause 10.3 (Tax indemnity) (or would have been compensated for under Clause 10.3 (Tax indemnity) but was not so compensated solely because the exclusion in sub-clause 10.3.2 of Clause 10.3 (Tax indemnity) applied); or

(c)

attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

11.3.2

In this Clause 11.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 10.1 (Definitions).

12.

OTHER INDEMNITIES

12.1

Currency indemnity

12.1.1

If any sum due from the Borrower under any Finance Document (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

(a)

making or filing a claim or proof against the Borrower; or

(b)

obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall as an independent obligation, within ten (10) Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that Person at the time of its receipt of that Sum.

12.1.2

The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which the relevant amount is expressed (in the relevant Finance Document) to be payable.

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12.2

Other indemnities

12.2.1

The Borrower shall, within ten (10) Business Days of demand by a Facility Representative (in the case of a Lender) or the Project Facilities Agent (in the case of any other Finance Party), indemnify that Finance Party against any cost, loss or liability (including legal fees) (together with any applicable VAT)  whether or not reasonably foreseeable incurred by that Finance Party as a result of:

(a)

the occurrence of any Default or Event of Default;

(b)

a failure by a Borrower Party to pay any amount due under a Finance Document on its due date, including, any reasonable cost, loss or liability arising as a result of Clause 44 (Sharing among   );

(c)

funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement or any other Finance Document (other than by reason of default or negligence by that Finance Party) provided that any such cost, loss or liability shall not be unreasonable;

(d)

an indemnity provided by a Lender in a Finance Document to an Agent or an Account Bank (other than to the extent any such cost, loss or liability as a result of such an indemnity arises by reason of that Lender's gross negligence or wilful misconduct);

(e)

the failure by the Borrower to comply with any Social and Environmental Standards or the terms or conditions of any Environmental Permit or Social Permit or as a result of any Social or Environmental Claim;

(f)

any inability to recover under any of the Insurances as a result of the non-disclosure of any material information or the breach of any other condition of such Insurance by the Borrower or any other Person other than a Secured Party (provided that, unless such breach is by a Borrower Party, any such cost, loss or liability shall not be unreasonable); or

(g)

a Loan (or any part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower provided that any such cost, loss or liability shall not be unreasonable.

12.2.2

The Borrower shall, within ten (10) Business Days of demand, indemnify each Finance Party, each Affiliate of a Finance Party, each Risk Cover Provider and each officer, director, employee, agent, advisor, and representative of a Finance Party or a Risk Cover Provider (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities, costs and expenses (including fees and disbursements of any legal counsel appointed by the Finance Parties) that may be incurred by or asserted or awarded against any

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Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defence with respect thereto, arising out of or in connection with or relating to the Finance Documents or the transactions contemplated by the Finance Documents or any use made or proposed to be made of the proceeds of the Facilities, whether or not such investigation, litigation or proceeding is brought by a Borrower Party, any shareholder or creditor of any Borrower Party, an Indemnified Party or any other Person, except to the extent that such claim, damage, loss, liability, cost or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence or wilful misconduct.  Any third party referred to in this sub-clause 12.2.2 may rely on this Clause 12.2 subject to the provisions of the Third Parties Act.

12.3

Break Costs

12.3.1

The Borrower shall, within ten (10) Business Days of a demand by its Facility Representative (in the case of a Lender) or the Project Facilities Agent (in the case of any other Finance Party), pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

12.3.2

Each Finance Party shall, as soon as reasonably practicable after a demand by the Borrower, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

12.4

Indemnity to the Agents

The Borrower shall promptly indemnify each Agent against any cost, loss or liability incurred by that Agent (acting reasonably) as a result of:

12.4.1

investigating any event which it reasonably believes is a Default; or

12.4.2

acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

12.5

Indemnity to the Offshore Security Agent and the Onshore Security Agent and other Finance Parties

The Borrower shall indemnify the Offshore Security Agent, the Onshore Security Agent, each other Finance Party and every Receiver and Delegate against all costs, claims, losses, expenses (including legal fees) and liabilities (together with any applicable VAT), whether or not reasonably foreseeable, incurred by any of them in relation to or arising out of:

12.5.1

the taking, holding, protection or enforcement of the Transaction Security provided that with respect to the taking, holding or protection of the Transaction Security such costs, claims, losses or expenses shall not be unreasonable;

12.5.2

the exercise of any of the rights, powers, and discretions vested in any of them by the Finance Documents or by law; and

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12.5.3

which otherwise relate to any of the Transaction Security or the performance of the terms of any of the Finance Documents (otherwise than as a result of its gross negligence or wilful misconduct) provided that such costs, claims, losses or expenses shall not be unreasonable.

13.

COSTS AND EXPENSES AND INDEPENDENT CONSULTANTS

13.1

Transaction expenses

The Borrower shall promptly on demand by a Finance Party pay to that Finance Party the amount of all reasonable costs and expenses (including reasonable legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing, execution and syndication of:

13.1.1

the Finance Documents and any other documents referred to in this Agreement; and

13.1.2

any other Finance Documents executed after the Signing Date, and

13.1.3

the completion of the transactions herein or therein contemplated (including any filing, notification, registration or recording in connection with any Security Document),

provided that the incurrence of any such cost and expense which, by itself, is in an amount greater than ten thousand Dollars (USD 10,000) shall be subject to the prior written consent of the Borrower.

13.2

Amendment costs

If (a) an amendment, waiver or consent is requested or (b) an amendment is required pursuant to Clause 46.4 (Change of Curr ), the Borrower shall, within ten (10) Business Days of demand by a Finance Party:

13.2.1

reimburse that Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by such Person (and, in the case of the Offshore Security Agent or the Onshore Security Agent, by any Receiver or Delegate);

13.2.2

in respect of each such amendment, waiver or consent granted (other than a consent (i) required to be obtained by the Borrower under Clause 22.13 (Reserved Discr ) or (ii) required to be obtained, in accordance with any Finance Document, by the Borrower in respect of any document that the Borrower is required to submit to any Agent under any Finance Document on a regular basis  (but not including the Completion Certificates)):

(a)

pay to each Lender an amendment, waiver and consent fee agreed between that Lender and the Borrower in respect of granting such amendment, waiver or consent (but which is not less than five thousand Dollars (USD 5,000) for each Lender); and

(b)

pay to each Agent (other than XXX as Facility Representative for the XXX UFK Covered Subordinated Facility Agreement and XXXX as

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Facility Representative for the EAIC UFK Covered Subordinated Facility Agreement) an amendment, waiver and consent fee (if any) as determined in accordance with the Fee Letter to which that Agent and the Borrower are party.

13.3

Translation Costs

The Borrower shall, within ten (10) Business Days of demand by the Project Facilities Agent on behalf of the Finance Parties, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the translation of a Finance Document into Tigrinya which (i) may be requested by any Competent Authority or (ii) may be requested by a Finance Party when a Default has occurred and is continuing (provided that, if no Default has occurred, such costs and expenses are not unreasonable).

13.4

Enforcement costs

The Borrower shall, within ten (10) Business Days of demand by the Project Facilities Agent on behalf of the Finance Parties, pay to each Finance Party the amount of all costs and expenses (including legal fees) on a full indemnity basis incurred by that Finance Party in connection with the enforcement of, or the preservation of, any rights under any Finance Document (including any costs and expenses relating to any investigation as to whether or not a Default might have occurred or is likely to occur or any steps necessary or desirable in connection with any proposal for remedying or otherwise resolving a Default.)

13.5

Independent Consultants

13.5.1

The Borrower acknowledges the appointment of the Independent Technical Consultant, the Insurance Consultant, the Social and Environmental Consultant and the Model Auditor and the scope of work set out in the terms of their respective appointments.

13.5.2

The Borrower undertakes to provide all support and assistance requested by the Social and Environmental Agent (and the Borrower shall promptly take all decisions required to be taken by the Borrower) in relation to the appointment of the Independent Social and Environmental Monitoring Expert and the terms of such appointment and the scope of work related thereto. Such Independent Social and Environmental Monitoring Expert is to be selected by the Borrower and approved by the Ministry and the Social and Environmental Agent from a list of candidates presented by the Social and Environmental Agent.

13.5.3

The Borrower shall, within ten (10) Business Days of demand by the Project Facilities Agent, pay to the applicable Person the amount of all fees, costs and expenses as set out in the terms of, and in accordance with the terms and conditions of, appointment of  such Person,  each:

(a)

Independent Consultant;

(b)

the Independent Social and Environmental Monitoring Expert;

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(c)

any technical and other consultants retained with the consent of the Borrower (such consent not to be unreasonably withheld or delayed); and

(d)

any Person appointed pursuant to sub-clause 13.5.4.

Any Finance Party that is not a Party may rely on this Clause 13.5 subject to the provisions of the Third Parties Act.

13.5.4

Any Finance Party may from time to time appoint (and dismiss) market, technical, legal, social and environmental or other advisors or accountants (or modify the scope of work of any Independent Consultant) in connection with the breach by any Project Party of its material obligations under the Finance Documents, responding to, evaluating, negotiating or complying with any request from a Project Party for an amendment, waiver or consent or any steps necessary or desirable in connection with a Default or any proposal for remedying or otherwise resolving a Default.

13.5.5

The Insurance Agent may, from time to time, replace the Person acting as the Insurance Consultant with another Person provided that, unless a Default has occurred and is continuing, such Person is acceptable to the Borrower (acting reasonably).

13.5.6

The Social and Environmental Agent may, from time to time, replace the Person acting as the Social and Environmental Consultant with another Person provided that, unless a Default has occurred and is continuing, such Person is acceptable to the Borrower (acting reasonably).

13.5.7

The Modelling and Technical Bank may, from time to time, replace the Person acting as the Independent Technical Consultant with another Person provided that, unless a Default has occurred and is continuing, such Person is acceptable to the Borrower (acting reasonably).

13.6

Exceptional duties

If an Event of Default has occurred and is continuing and an Agent is to perform any function or duty which is, in the reasonable opinion of the relevant Agent of an exceptional nature or outside the scope of its normal duties, the Borrower shall, within ten (10) Business Days of demand by such Agent, pay to that Agent such additional remuneration as shall be agreed between the relevant Agent and the Borrower or, failing any such agreement between the relevant Agent and the Borrower within thirty (30) days of the commencement of discussions between the relevant Agent and the Borrower in relation thereto, such reasonable remuneration as is demanded by the relevant Agent.

13.7

Independent Expert

The Borrower shall, within ten (10) Business Days of demand by the Project Facilities Agent or the Modelling and Technical Bank, pay to the Project Facilities Agent and the Modelling and Technical Bank the amount of all fees, costs and expenses reasonably incurred or reimbursed by the Project Facilities Agent or the Modelling

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and Technical Bank in respect of an Independent Expert appointed pursuant to Clause 16.6 (Disputes as to ), Clause 18.5 (Dispute relati ), Clause 20.2 (Disputes as to ), Clause 22.13 (Reserved Discr ) or Clause 22.28 (Copper Phase K ).

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SECTION 8
REPRESENTATIONS

14.

REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 14 to each Finance Party as of the dates specified in Clause 14.36 (Repetition of  3).

14.1

Status

14.1.1

It is an Eritrean share company, duly formed, validly existing and in good standing under the Laws of Eritrea.

14.1.2

It has all requisite power and authority necessary to own its assets, to implement the Project and to carry on its business as it is being conducted.

14.1.3

It has the necessary power and authority to enter into, perform and deliver, and has duly and effectively taken all necessary corporate and other action to authorise its entry into and performance and delivery of the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

14.1.4

It is resident for corporate tax purposes in Eritrea.

14.2

Ownership and share capital

14.2.1

All of the shares and other ownership interests (and all rights attaching thereto) in:

(a)

5,998 of 10,000 issued shares (and all rights attaching thereto) in the Borrower are owned directly, legally and beneficially by XXXXXX XXXXXXXand are fully paid up;

(b)

2 of the 10,000 issued shares (and all rights attaching thereto) in the Borrower are owned beneficially by XXXXXX XXXXXXXand are held in the names of two of the directors of the Borrower (being as, at the Signing Date, Clifford.T. Davis and Trevor Moss) as nominees for XXXXXX XXXXXXXand are fully paid up;

(c)

3,999 of the 10,000 issued shares (and all rights attaching thereto) in the Borrower are owned directly, legally and beneficially by ENAMCO and are fully paid up; and

(d)

1 of the 10,000 of the issued shares (and all rights attaching thereto) in the Borrower is owned beneficially by ENAMCO and is held in the name of one of the directors of the Borrower (being as, at the Signing Date, Berhane Habtemariam) as nominee for ENAMCO and is fully paid up.

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14.2.2

As at 30 June 2009, the following amounts have been made available to the Borrower as Shareholder Advances:

(a)

by Nevsun Eritrea, forty-nine million four hundred and fifty three thousand two hundred and forty two Dollars (USD 49,453,242); and

(b)

by ENAMCO, twenty-three million one hundred and thirty five thousand Dollars (USD 23,135,000).

14.2.3

It has registered capital of ten thousand (10,000) ordinary registered shares with a total par value of four hundred million Nafka (400,000,000 Nakfa).

14.2.4

It is not under any commitment or obligation to issue any of its unissued share capital, including by way of any form of convertible instrument or any right, option or warrant to purchase share capital, and has not entered into any commitment or arrangement to issue any or all of its authorised and unissued share capital, and no Person has any right or option to call for or require the issuance of any share or security convertible into any share in the capital of the Borrower.

14.3

Binding obligations

14.3.1

Each Transaction Document to which it is a party has been duly executed and delivered by it and is in full force and effect.

14.3.2

The obligations expressed to be assumed by it in the Transaction Documents to which it is a party are, subject to the Legal Reservations, legal, valid, binding and enforceable obligations.

14.4

Execution of documents

The entry into and performance by it of the Transaction Documents and of the transactions contemplated by the Transaction Documents to which it is a party and the granting of the Transaction Security do not and will not:

14.4.1

conflict with any Applicable Law, any Approval held or required by the Borrower, its Constitutional Documents or any agreement or instrument binding upon it or any of its assets;

14.4.2

constitute a default or termination event (however described) under any agreement or instrument binding upon it or any of its assets; or

14.4.3

result in (or require) the creation or imposition of any Encumbrance (other than under the Security Documents) on any of its assets.

14.5

Approvals

14.5.1

The Approvals listed in Part A of Schedule 9 (Approvals and ) are all of the Corporate Approvals and all of the Governmental Approvals which, in each case, are required by Applicable Law or the Mining Agreement to be

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obtained or effected prior to the date of the first Utilisation under the Facilities.

14.5.2

On or after the date of first Utilisation under the Facilities, all Approvals listed in Part A of Schedule 9 (Approvals and  ) have been obtained or effected and are in full force and effect, and it is in compliance with all such Approvals in all material respects.

14.5.3

The Approvals listed in Part B of Schedule 9 (Approvals and ) are all of the Corporate Approvals and all of the Governmental Approvals (other than minor and administrative Authorisations) which, in each case, are required to obtained or effected after the date of the first Utilisation under the Facilities.

14.5.4

None of the Approvals listed in Part B of Schedule 9 (Approvals and ) are required to be obtained as of the date of first Utilisation under the Facilities, and it has no reason to believe that those Approvals will not be obtained or effected when required under Applicable Law or, if earlier, prior to the date indicated in Part B of Schedule 9 (Approvals and   ).

14.5.5

The notices listed in Part C of Schedule 9 (Approvals and  ) are all of the notices to be obtained or effected prior to the date of first Utilisation under the Facilities in order to ensure that the obligations expressed to be assumed by it in the Transaction Documents to which it is a party are, subject to the Legal Reservations, legal, valid, binding and enforceable obligations and the Transaction Security is valid, perfected and enforceable.

14.5.6

All notices listed in Part C of Schedule 9 (Approvals and  ) have been provided or obtained as applicable.

14.5.7

The notices listed in Part D of Schedule 9 (Approvals and  ) are all of the notices (other than minor and administrative notices) which, in each case, are required to be made or effected after the date of the first Utilisation under the Facilities. in order to ensure that the obligations expressed to be assumed by it in the Transaction Documents to which it is a party are, subject to the Legal Reservations, legal, valid, binding and enforceable obligations and the Transaction Security is valid, perfected and enforceable.

14.5.8

It has provided to the Project Facilities Agent or its legal representative true, complete and up-to-date copies of all Approvals listed in Part A of Schedule 9 (Approvals and ) and all notices listed in Part C of Schedule 9 (Approvals and  ), including (in each case) all amendments, supplements and variations relating thereto.

14.6

Insolvency

No:

14.6.1

Insolvency Proceedings; or

14.6.2

Creditors' Process,

has been taken or threatened in relation to it, and it is not Insolvent.

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14.7

No subsidiary

It does not have any Subsidiary and does not legally or beneficially own or hold any share capital or ownership interest or security convertible into the share capital or any ownership interests of any Person.

14.8

No other business

The Borrower has not and is not engaged in any business other than the Project and such activities resulting from the implementation of the Transaction Documents to which it is a party and participating in the transactions contemplated thereby except for activities pursuant to the Exploration License which are permitted in accordance with Clause 24.29 (Exploration Li ).

14.9

Security

Each of the Security Documents confers valid security, of the type which such Security Document purports to create, over the assets expressed to be subject to such Security Document and evidences each of the Encumbrances it is expressed to evidence, and subject to the Legal Reservations, each such Encumbrance:

14.9.1

is enforceable in accordance with the terms of the Security Document which purports to create it;

14.9.2

has the priority which it is expressed to have in that Security Document (and, if no such priority is expressed, has first priority); and

14.9.3

is perfected.

14.10

Pari passu

14.10.1

All claims of a Finance Party against the Borrower under the Finance Documents rank at least pari passu with the claims of all the Borrower's other unsecured and unsubordinated creditors except for those creditors whose claims are mandatorily preferred by Eritrean laws of general application to share companies formed under Eritrean Law.

14.10.2

Its claims against any other party under the Project Documents will rank at least pari passu with the claims of all other unsecured and unsubordinated creditors of such party.

14.11

No filing or stamp taxes

Under Applicable Law it is not necessary that any of the Finance Documents or Key Project Documents to which it is a party be filed, recorded or enrolled with any court or other Competent Authority in any Relevant Jurisdiction of the Borrower or that any stamp, registration or similar Tax be paid on or in relation to any of the Finance Documents or Key Project Documents to which it is a party or the transactions contemplated by such documents save to the extent set out below:

14.11.1

save for the Eritrean stamp tax of 10 Nakfa payable on each Finance Documents and Key Project Document (other than the Security Documents

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and any Finance Document or Key Project Document which is executed by all parties thereto outside Eritrea) to which an entity established under the laws of Eritrea is party;

14.11.2

save for the Eritrean stamp tax of 1% payable on the Onshore Security Agreement and each Additional Mortgage; and

14.11.3

save for the Barbados stamp tax of 10 Barbados Dollars payable on each of the Finance Documents to which Nevsun Eritrea, Nevsun Africa or Nevsun Barbados is party,

and all such Taxes in respect of Finance Documents and Key Project Documents that have been signed prior to the date of the first Utilisation have been or will be paid on or before the date of the first Utilisation.

14.12

No immunity

It will not be entitled in any proceedings taken in any Relevant Jurisdiction in relation to any Finance Document to which it is a party, to claim for itself or any of its assets immunity from set-off, suit, execution, attachment or other legal process.

14.13

Private and commercial acts

Its execution of the Transaction Documents to which it is a party, constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

14.14

Project Documents

14.14.1

As at the Signing Date, it has not entered into any contracts, agreements or other transactions other than the Finance Documents and the contracts and agreements as forth in Schedule 15 (Existing Contr ) and those under which it has incurred Financial Indebtedness which are listed in Schedule 16 (Existing Finan )), under which the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) may (together with the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) under any related document) exceed one million Dollars (USD 1,000,000) (or its equivalent in any currency or currencies).

14.14.2

Schedule 15 (Existing Contr) accurately sets forth all of contracts and agreements entered into by it as of the Signing Date (other than the Finance Documents and those under which it has incurred Financial Indebtedness which are listed in Schedule 16 (Existing Finan)) under which the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) may (together with the amount payable to the Borrower or the amount payable by the Borrower (subject to any caps on liability) under any related document) exceed one million Dollars (USD 1,000,000) (or its equivalent in any currency or currencies) and the aggregate amount payable under the contracts and agreements listed in

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Schedule 15 (Existing Contr) exceeds seventy five per cent. (75%) of the aggregate amount payable under contracts and agreements entered into by the Borrower prior to the Signing Date.

14.14.3

It has provided to the Project Facilities Agent and/or its legal representative true, complete and up-to-date copies of all contracts and agreements set out in Schedule 15 (Existing Contr  ) and Schedule 16 (Existing Finan  ), including (in each case) all amendments, supplements and variations relating thereto.

14.14.4

As at the Signing Date, it has not agreed to or made or received notice of any amendment, variation or supplement to any Project Document save for such amendments, variations or supplements which it has provided a copy of to the Project Facilities Agent prior to the Signing Date or save for amendments in respect of minor and administrative matters.

14.14.5

As at the Signing Date, there has been no cancellation, suspension or termination of, to or under (and it has not granted any waiver of the performance of or compliance with) any term of any Project Document.

14.15

Subsisting documents

Each of the Project Documents signed by it is validly subsisting and in full force and effect.

14.16

No default

14.16.1

Without prejudice to any other provision of this Clause 14, no Default has occurred and is continuing or is reasonably likely to result from the making of any Utilisation or the entry into, the performance of, or any transaction likely to occur under any Transaction Document.

14.16.2

No other event or circumstance is outstanding which constitutes (or with the expiry of a grace period, the giving of notice, the making of any determination or any of the foregoing, would constitute) a default or termination event (however described) under any Project Document.

14.17

Compliance

It and the Project are in compliance in all material respects with all Applicable Laws, all Approvals and the provisions of the Project Documents.

14.18

Illicit Origin

None of the Shareholder Funding has been provided out of funds of Illicit Origin.

14.19

Prohibited Payments and Further Sanctionable Practices

14.19.1

No Prohibited Payment has been made or provided, directly or indirectly, by (or on behalf of) or to it, any of its Affiliates, its or its officers, directors or any other Person acting on its behalf to, or for the benefit of, any Competent Authority (or any official, officer, director, agent or key employee of, or other

PARIS-1-1004889-v29B- 114 -36-40397380

Person with management responsibilities in, of any Competent Authority) or any other Person in connection with the Project, its equity investment in the Borrower or any transaction contemplated by the Transaction Documents.

14.19.2

Neither the Shareholders, it, any of its respective Affiliates nor any of the officers, directors or any other Person acting on its or their behalf, has committed or engaged in any Further Sanctionable Practice with respect to the Project or any transaction contemplated by the Transaction Documents.

14.19.3

None of it, any of its Affiliates, its or its Affiliates' officers, directors or any other Person acting on its behalf has been held by the judgment of a court, in a criminal or a civil matter, to have carried out a Prohibited Payment or a Further Sanctionable Practice.

14.20

No proceedings pending or threatened

14.20.1

No litigation, arbitration or administrative proceeding before any arbitral body or Competent Authority has been started or (to the best of its knowledge and belief after due and careful enquiry) threatened in writing against it with respect to the Project or any of its assets or any Transaction Document.

14.20.2

No material judgment, arbitral award or order has been issued against it or its assets which has not been satisfied.

14.21

Taxation

14.21.1

It has duly and punctually paid and discharged all material Taxes imposed upon it or its assets (save to the extent that (a) payment is being contested in good faith, (b) it has maintained adequate reserves for those Taxes and (c) payment can be lawfully withheld).

14.21.2

It has filed, or caused to be filed, all material tax and information returns that are required to have been filed by it in its Relevant Jurisdictions.

14.21.3

It is in compliance, in all material respects, with all its Tax obligations applicable to it.

14.21.4

It is resident for Tax purposes only in Eritrea.

14.21.5

Save for a withholding of up to 10% of the amount payable in respect of payments of interest, it is not required to make any deduction or withholding for or on account of Tax from any payment it may make under any Finance Document.

14.22

Social and environmental compliance

14.22.1

The Social and Environmental Impact Assessment is in compliance with the Social and Environmental Standards, has been prepared in accordance with the  Eritrean National Environmental Assessment Procedures and Guidelines of March 1999 pursuant to Article 22 of the Mining Agreement and has been approved by the Minister pursuant to Article 22 of the Mining Agreement.

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14.22.2

Without prejudice to the generality of Clause 14.17 (Compliance) it is in compliance with all Social and Environmental Standards and all other covenants, conditions, restrictions or agreements directly or indirectly concerned with any contamination, pollution, degradation or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is or was at any time owned, leased, occupied or controlled by it or on which it conducted any activity.

14.22.3

It is in compliance with the Social and Environmental Requirements.

14.22.4

In connection with its performance of the Project Documents in Eritrea or, to the extent controlled by the Borrower, elsewhere, each Project Party (and contractor and sub-contractor thereof of any tier and each service provider thereto) is in compliance with the Social and Environmental Requirements applicable to that Project Party (or that contractor or sub-contractor thereof of any tier or service provider) and the performance of those Project Documents.

14.22.5

It has obtained or effected all Environmental Permits and Social Permits that, as at the date on which this representation is made or repeated, can be obtained or effected and each such Environmental Permit or Social Permit remains in full force and effect (save to the extent that such Environmental Permit or Social Permit has expired on its due expiry date).

14.22.6

Each Project Party (and each contractor and sub-contractor thereof of any tier and each service provider thereto) has obtained or effected all Environmental Permits and Social Permits that, as at the date on which this representation is made or repeated, cannot be obtained and effected by the Borrower but can be obtained or effected by such Project Party (or that contractor or sub-contractor thereof of any tier or that service provider) and each such Environmental Permit or Social Permit remains in full force and effect (save to the extent that such Environmental Permit or Social Permit has expired on its due expiry date).

14.22.7

No Social or Environmental Claim has been commenced or threatened against it.

14.22.8

To the best of its knowledge and belief after due and careful enquiry, no Social or Environmental Claim has been commenced or threatened against it or any Project Party (or any contractor or sub-contractor of any tier thereof or service provider thereto) in connection with the performance of the obligations of that Project Party under the Project Documents to which such Project Party is party.

14.22.9

 It has not received (nor is it aware of, after due and careful enquiry) any actual or threatened complaint, order, directive, claim, notice or other communication from any Competent Authority (or any written communication from any Person) with respect to any aspect of its or any Project Party's (or any contractor or sub-contractor of any tier thereof) compliance in Eritrea or, to the extent controlled by the Borrower, elsewhere with any matter covered by the Social and Environmental Requirements.

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14.22.10

 It has developed the Mine Closure Plan in accordance with Article 9.4.3 of the Mining Agreement and the Social and Environmental Requirements.

14.23

Adverse events

No Event of Force Majeure under any Project Document has occurred and is continuing, to the best of its knowledge and belief after due and careful enquiry.

14.24

Assets

14.24.1

It does not own or lease any assets other than for the purpose of the Project other than the Exploration License.

14.24.2

It has good, valid and marketable title to, or valid leases or licenses for all assets (including, for the avoidance of doubt, the rights and real property purported to be granted to it under the Mining Agreement, the Mining License; the Stabilization Agreement and all assets over which it has purported to create the Security) purported to be owned or used by it.

14.25

Encumbrances and liabilities

14.25.1

Save for any Encumbrance created under the Finance Documents, no Encumbrance exists over any of its assets.

14.25.2

It has no Financial Indebtedness other than that arising under the Finance Documents or set forth in Schedule 16 (Existing Finan ).

14.25.3

Schedule 16 (Existing Finan) accurately sets forth all of its Financial Indebtedness as of the Signing Date.

14.25.4

It has no material liabilities that have not been disclosed to the Lenders in the Original Financial Statements and it does not have any material obligation other than those which arise under the terms of the Transaction Documents to which it is a party (and those under the Exploration License), and the other agreements set forth in Schedule 15 (Existing Contr ).

14.26

Affiliate Contracts

14.26.1

It has no contracts or other agreements with any Affiliate of the Borrower or any Sponsor other than as set forth in Schedule 15 (Existing Contr ).

14.26.2

The Shareholders Agreement and its Constitutional Documents contain all of the terms of all the material arrangements regarding the formation of the Borrower and the rights and obligations of a shareholder of the Borrower in respect of each other shareholder of the Borrower.

14.27

Intellectual Property

14.27.1

It is the sole legal and beneficial owner of or has licensed to it on commercial terms all Intellectual Property which is material in the context of the Project and which is required by it in order to carry on its business as it is being conducted.

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14.27.2

It will not in carrying out the Project, knowingly infringe any Intellectual Property of any third party in any respect.

14.27.3

It has taken all formal or procedural actions (including payment of fees) required to maintain any Intellectual Property owned by it.

14.28

Insurance

14.28.1

It is in compliance with all of its obligations with respect to insurance under the Transaction Documents to which it is a party and all insurances, which are required to have been effected under such Transaction Documents, are in full force and effect.

14.28.2

No event or circumstance has occurred (including, any omission to disclose any fact) which could validly entitle any relevant insurer(s) in respect of any Insurances to terminate, rescind or otherwise avoid or reduce its liability under such Insurances.

14.29

Project Site

14.29.1

The Borrower has free and unrestricted access to the Project Site and has the benefit of all easements and other rights necessary for the performance of each Project Document and the construction of the Project and to the extent contemplated by the Project Documents, in each case free from any material restriction.

14.29.2

The Borrower has no reason to believe that it will be unable to obtain any easements or other rights which may, after the Signing Date, become necessary for the performance of each Project Document and the construction and operation of the Project (a) in the ordinary course of the Borrower's business and (b) at such time or times as may be necessary to avoid any substantial delay in, or impairment to, the performance of the transaction contemplated by the Project Documents or the construction and operation of the Project.

14.30

Original Financial Statements

14.30.1

Its Original Financial Statements were prepared in accordance with the Applicable Accounting Standards and Policies consistently applied.

14.30.2

Its Original Financial Statements disclose all of its liabilities (contingent or otherwise) and all of its unrealised or anticipated losses.

14.30.3

Its Original Financial Statements give a true and fair view of its financial condition and results of operations for the period to which they relate.

14.30.4

There has been no material adverse change in its assets, business, operations or financial condition since the date of the Original Financial Statements, except pursuant to the terms of the Finance Documents.

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14.31

Financial statements

Its most recent financial statements delivered pursuant to Clause 15.1 (Financial stat ):

14.31.1

have been prepared in accordance with the Applicable Accounting Standards and Principles;

14.31.2

disclose all of its liabilities (contingent or otherwise) and all of its unrealised or anticipated losses; and

14.31.3

give a true and fair view of (if audited) or fairly represent (if unaudited) its financial condition as at the end of, and results of operations for the period to which they relate.

14.31.4

there has been no material adverse change in its assets, business, operations or financial condition since the date as at which the most recent financial statements delivered pursuant to Clause 15.1 (Financial stat ) were prepared, except pursuant to the terms of the Finance Documents.

14.32

Information Memorandum

14.32.1

The factual information contained in the Information Memorandum was true, complete and accurate in all material respects as at the date the information is expressed to be given.

14.32.2

The financial projections and forecasts contained in the Information Memorandum (save for reports of the Lenders or the Advisors and the opinions, financial projections and forecasts expressly stated to be those of the Lenders or the Advisors) were prepared in good faith on the basis of reasonable assumptions which were fair and arrived at after careful consideration.

14.32.3

The expressions of opinion or intention provided by or on behalf of the Borrower for the purposes of the Information Memorandum were made after careful consideration and were fair and based on reasonable grounds.

14.32.4

No event or circumstance has occurred or arisen and no information has been omitted from the Information Memorandum and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Information Memorandum being untrue or misleading in any material respect.

14.33

Written information

14.33.1

Each Banking Case has been prepared in accordance with the Applicable Accounting Standards and Policies as applied to the Original Financial Statements, and the financial projections contained in that Banking Case have been prepared on the basis of assumptions which are, in its opinion, fair and reasonable for it to make at the relevant time, based on factors known to it as of the date of preparation.

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14.33.2

All written information (other than the information contained in the Information Memorandum and the draft construction budget and timetable and draft operating budget delivered pursuant to Clause 16.1 (Delivery of Co ) or Clause 16.4 (Delivery of Op ), each Construction Report delivered pursuant to Clause 17.1 (Construction r ), each report delivered pursuant to Clause 17.3 (Social and env ) and each calculation of the Senior Projected Debt Service Cover Ratio, the Total Projected Debt Service Cover Ratio, Senior Loan Life Cover Ratio, the Total Loan Life Cover Ratio, the Senior Mine Life Cover Ratio, the Total Mine Life Cover Ratio, delivered pursuant to this Agreement) supplied by it or on its behalf under or in connection with any Finance Document is true and accurate in all material respects as at the date it was given and is not misleading in any respect (whether because of information actually provided or which should have been provided) and has been compiled with due care and attention.

14.33.3

In relation to each draft construction budget and timetable and draft operating budget delivered pursuant to Clause 16.1 (Delivery of Co ) or Clause 16.4 (Delivery of Op ), each Construction Report delivered pursuant to Clause 17.1 (Construction r ), each report delivered pursuant to Clause 17.3 (Social and env ) and each calculation of the Senior Projected Debt Service Cover Ratio, the Total Projected Debt Service Cover Ratio, the Senior Loan Life Cover Ratio, the Total Loan Life Cover Ratio, the Senior Mine Life Cover Ratio,  the Total Mine Life Cover Ratio delivered pursuant to this Agreement, as at the date of delivery thereof:

(a)

all the factual information set out therein is (or, to the extent that information has been provided by others, is to the best of its knowledge and belief after due and careful enquiry) true, complete and accurate in all material respects and is not misleading in any material respect (whether because of information actually provided or which should have been provided) and has been compiled with due care and attention; and

(b)

all projections, forecasts and estimates made by it therein are bona fide, were arrived at after careful consideration and have been prepared on the basis of:

(i)

assumptions which, to the extent that such assumptions have, in accordance with Clause 20 (Assumptions), been determined by the Borrower, are, in its opinion, fair and reasonable for it to make at such time; and

(ii)

factors known to it as of the date such information was prepared (after having made due and careful enquiries) and such projections, forecasts and estimates fairly represent the views of the Borrower as at the date on which the same have been prepared.

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14.34

Disposals

The Borrower has not entered into any single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of (or enter into any agreement to do so) the whole or any part of its assets that are subject to a Security Document other than Permitted Disposals.

14.35

Governing law and arbitral awards

14.35.1

The choice of law set out in each Finance Document as the governing law of such Finance Document will be recognised and enforced in its Relevant Jurisdictions.

14.35.2

Any arbitral award obtained in England in relation to the Finance Documents  shall be recognised and enforced in its Relevant Jurisdictions.

14.36

Repetition of representations

14.36.1

All the representations and warranties in this Clause 14 are made by the Borrower on the date of this Agreement and on the date of Financial Close except for the representations and warranties set out in Clause 14.32 (Information Me) which are deemed to be made by the Borrower (i) on the Signing Date and (ii) in respect of any New Information Memorandum, on the date that the New Information Memorandum is approved by the Borrower and (iii) on any later date on which the New Information Memorandum is released to any or all of the Co-Lead Arrangers for distribution in connection with syndication.

14.36.2

The Repeating Representations are deemed to be made by the Borrower on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

14.36.3

Each of the representations and warranties set out in Clause 14.6 (Insolvency), Clause 14.16 (No default), Clause 14.20 (No proceedings ) and Clause 14.23 (Adverse events) are deemed to be repeated by the Borrower by reference to the facts and circumstances then subsisting on the date of each Utilisation Request and each Utilisation Date.

14.36.4

Save in respect of any signed Schedule Change Amendment Agreement for which the Borrower has paid all stamp Tax in accordance with Eritrean law, the representations and warranties set out in Clause 14.11 (No filing or s ) are deemed to be repeated by the Borrower by reference to the facts and circumstances then subsisting on the date of signature of a Schedule Change Amendment Agreement.

14.36.5

The representations and warranties contained in Clause 14.31 (Financial stat ) are deemed to be repeated by the Borrower by reference to the facts and circumstances then subsisting on each date on which financial statements are delivered by the Borrower pursuant to Clause 15.1 (Financial stat ).

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14.36.6

The representations and warranties contained in Clause 14.33 (Written inform ) are deemed to be repeated by the Borrower by reference to the facts and circumstances then subsisting on the date such information is delivered to the Finance Parties and in the case of the representations and warranties contained in:

(a)

Clause 14.33.1, on the date of each replacement of the Banking Case in accordance with Clause 21.3 (Preparation of ggg);

(b)

Clause 14.33.3, on the date of delivery by the Borrower of each draft Construction Budget and Timetable or Operating Budget.

14.36.7

Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

14.37

Reliance

The Borrower acknowledges that each of the Finance Parties enters into the Finance Documents on the basis of, and in full reliance on, each of the representations and warranties referred to in this Agreement.

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SECTION 9
FINANCIAL AND BUDGET INFORMATION

15.

FINANCIAL INFORMATION

15.1

Financial statements

The Borrower shall supply to the Project Facilities Agent in sufficient copies for all the Lenders:

15.1.1

as soon as they are available, but in any event within 120 days after the end of each of its financial years, its audited financial statements for that financial year; and

15.1.2

as soon as the same become available, but in any event within 45 days after the end of each Quarter of each of its financial years, its financial statements for that period.

15.2

Requirements as to financial statements

15.2.1

The Borrower shall ensure that each set of financial statements delivered pursuant to Clause 15.1 (Financial stat ) includes a balance sheet, profit and loss account and cashflow statement and that for each set of financial statements delivered pursuant to sub-clause 15.1.1 of Clause 15.1 (Financial stat  ) within 30 days of approval of the balance sheet by the board of directors of the Borrower, a copy of that balance sheet is sent by the Borrower to the Ministry of Trade and Industry of Eritrea pursuant to Article 460 of the Commercial Code.

15.2.2

The Borrower shall ensure that each set of financial statements delivered pursuant to sub-clause 15.1.1 of Clause 15.1 (Financial stat ) shall be audited by the Auditors, and shall be accompanied by any letter addressed to the management of the Borrower by the Auditors and accompanying those financial statements.

15.2.3

Each set of financial statements delivered by the Borrower pursuant to Clause 15.1 (Financial stat ):

(a)

shall be certified by a director or the chief financial officer of the Borrower as giving a true and fair view of (in the case of financial statements delivered pursuant to sub-clause 15.1.1 of Clause 15.1 (Financial stat ggg), or fairly representing (in other cases), its financial condition as at the date as at which those financial statements were drawn up; and

(b)

shall be prepared using the Applicable Accounting Standards and Policies and accounting practices and financial reference periods consistent with those applied in the preparation of the Banking Case and the Original Financial Statements unless, in relation to any set of financial statements there has been any change in the Applicable Accounting Standards and Policies and accounting practices and the

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Auditors deliver to the Project Facilities Agent a description of any change necessary for any financial statements prepared using the changed practices, policies or procedures or reference periods to reflect the Applicable Accounting Standards and Policies and accounting policies upon which the Base Case and the Original Financial Statements were prepared.

Any reference in this Agreement to the Borrower's financial statements shall be construed as a reference to those financial statements as adjusted to reflect the Applicable Accounting Standards and Policies, and each Banking Case and the calculation of each of the financial ratios pursuant to Clause 21 (Banking Cases) shall be prepared and calculated as if such change had not occurred/by reference to the adjusted financial statements.

15.3

Access to Auditors and records

The Borrower shall, at all times, authorise (at the expense of the Borrower) the Auditors to communicate directly with each of the Project Facilities Agent and the Facility Representatives concerning the Borrower’s financial condition and the financial position of the Borrower and to disclose to the Finance Parties any information which the Project Facilities Agent or a Facility Representative may reasonably request.

15.4

Historic Ratio Compliance Certificates

15.4.1

The Borrower shall supply to the Project Facilities Agent, with each set of financial statements delivered pursuant to Clause 15.1 (Financial stat ), a Historic Ratio Compliance Certificate setting out (in reasonable detail) computations as to the calculation of the Senior Historic Debt Service Cover Ratio and the Total Historic Debt Service Cover Ratio for the period for which those financial statements were drawn up.

15.4.2

Each Historic Ratio Compliance Certificate shall be signed by two directors of the Borrower (or one director if he or she is the chief financial officer of the Borrower).

16.

BUDGETS

16.1

Delivery of Construction Budget and Timetables

16.1.1

No later than sixty (60) days prior to the last day of each successive Quarter, commencing with (and including) the first Quarter that begins after the Signing Date and ending with (and including) Quarter in which the date of the Copper Phase Commencement of Operations occurs, the Borrower shall either:

(a)

notify the Project Facilities Agent that no change is required to the Construction Budget and Timetable most recently delivered in accordance with this Clause 16.1.1 (or paragraph 11 (Budgets and Fi ggg) of Part A of Schedule 3 (Conditions Pre )); or

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(b)

deliver to the Project Facilities Agent, in sufficient copies for the Lenders and the Independent Technical Consultant, a draft construction budget and timetable.

16.1.2

Each draft construction budget and timetable shall:

(a)

unless otherwise agreed by the Project Facilities Agent, if such Construction Budget and Timetable relates to the Gold Phase be in substantially the form of the Initial Gold Phase Construction Budget and Timetable;

(b)

unless otherwise agreed by the Project Facilities Agent, if such Construction Budget and Timetable relates to the Copper Phase be in substantially the form of the Initial Copper Phase Construction Budget and Timetable;

(c)

unless otherwise agreed by the Project Facilities Agent, if such Construction Budget and Timetable relates to the Zinc Phase be in substantially the form of the Initial Zinc Phase Construction Budget and Timetable;

(d)

sets out the timetable, on a calendar month by calendar month basis, for the key milestones in the Phase to which that Construction Budget relates; and

(e)

set out projections, for that Quarter and for each subsequent Quarter in which Project Costs are projected to be incurred for that Phase, of:

(i)

the nature and amount of the Project Costs expected to be paid in each in such Quarter; and

(ii)

the nature and amount of all funding available or expected to be available to the Borrower for the purposes of meeting Project Costs in each such Quarter.

16.1.3

If the Borrower has notified the Project Facilities Agent that no change is required to the Construction Budget and Timetable most recently delivered in accordance with this Clause 16.1, then the Borrower shall for the purposes of this Clause 16 be deemed to have delivered a draft construction budget and timetable that is identical to the most recently delivered construction budget and timetable.

16.2

Initial Zinc Phase Construction Budget and Timetable

No later than thirty (30) days prior to the date on which the Borrower incurs any Zinc Phase Project Costs:

16.2.1

deliver to the Project Facilities Agent, the Initial Zinc Phase Construction Budget and Timetable; and

16.2.2

ensure that the Initial Zinc Phase Construction Budget and Timetable is, in form and substance, satisfactory to the Project Facilities Agent.

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16.3

Acceptance of Construction Budgets and Timetables

16.3.1

The Project Facilities Agent shall, no later than five (5) Business Days after the delivery by the Borrower of any draft construction budget and timetable, request each Facility Representative to obtain instructions as to whether such draft is approved by the Lenders represented by such Facility Representative. Each draft construction budget shall become the Construction Budget and Timetable upon its approval by the Project Facilities Agent.

16.3.2

The Project Facilities Agent shall notify the Borrower promptly upon such approval being given or withheld.  If the Borrower is notified that such approval has been withheld the Borrower shall, within fifteen (15) days, submit an appropriately revised draft construction budget and timetable which is otherwise in accordance with Clause 16.1 (Delivery of Co ).

16.4

Delivery of Operating Budgets

The Borrower shall deliver to the Project Facilities Agent, in sufficient copies for the Lenders and the Independent Technical Consultant, (i) no later than sixty (60) days prior to the date on which the Gold Phase Commencement of Operations is expected to occur (the "Expected Gold Phase Commencement of Operations Date") a draft operating budget for the period starting on the Expected Gold Phase Commencement of Operations Date and ending at the end of the Financial Year in which the Expected Gold Phase Commencement of Operations Date occurs and (ii) on the date falling sixty (60) days before the end of each Financial Year, a draft operating budget for the next Financial Year (each such Financial Year and the period referred to in paragraph (i) above being a "relevant period" and each such end of Financial Year and the Expected Gold Phase Commencement of Operations Date being a "relevant date").  Each such draft shall:

16.4.1

(unless otherwise agreed by the Project Facilities Agent) be in substantially the form of the Initial Operating Budget;

16.4.2

set out a projection of the nature and amount of the Project Revenues expected to be received in the relevant period and, on a Quarter by Quarter basis, the Operating Phase Costs and Senior Debt Service and Subordinated Debt Service expected to be paid by the Borrower in the relevant period;

16.4.3

set out a comparison, for applicable relevant period ending on the day before the relevant date, of the actual Project Revenues received or to be received in such relevant period  and the Operating Phase Costs paid or to be paid in such relevant period against the Operating Budget in respect of such relevant period; and

16.4.4

set out the Assumptions on which such projections were based.

16.5

Acceptance of Operating Budgets

16.5.1

The Project Facilities Agent shall, within five (5) Business Days of the delivery by the Borrower of any draft operating budget, request each Facility

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Representative to obtain instructions as to whether such draft is approved by the Lenders represented by such Facility Representative.  Each draft operating budget shall become the current Operating Budget upon its approval by the Project Facilities Agent.

16.5.2

The Project Facilities Agent shall notify the Borrower promptly upon such approval being given or withheld. If the Borrower is notified that such approval has been withheld the Borrower shall, within fifteen (15) days, submit an appropriately revised draft operating budget which is otherwise in accordance with Clause 16.4 (Delivery of Operating Budgets).

16.6

Disputes as to Construction Budgets and Timetables and Operating Budgets

If the Project Facilities Agent does not approve a revised draft construction budget and timetable submitted pursuant to sub-clause 16.3.2 of Clause 16.3 (Acceptance of  ) or a revised draft operating budget submitted pursuant to sub-clause 16.5.2 of Clause 16.5 (Acceptance of  ):

16.6.1

it shall notify the Borrower within fifteen (15) days of its receipt thereof giving reasonable details of the grounds for its non-approval;

16.6.2

the Borrower and the Project Facilities Agent shall negotiate in good faith for a period of ten (10) days following such notice to agree such revised draft construction budget and timetable or revised draft operating budget and if, by the end of such period of negotiation such parties have not agreed, the Borrower and the Project Facilities Agent shall together appoint an Independent Expert to resolve the issue; and

16.6.3

if the Borrower and the Project Facilities Agent are unable to agree the identity of the Independent Expert within five (5) days of the end of such period of ten (10) days either of them may request the President for the time being of the International Centre for Expertise (the International Chamber of Commerce) to appoint an Independent Expert.

16.7

Determination by Independent Expert

A determination of the Independent Expert as to any issue in dispute shall, in the absence of manifest error, be conclusive and binding on the parties thereto.  The Project Facilities Agent shall notify the Borrower of the determination of the Independent Expert.

17.

REPORTING

17.1

Construction reports

17.1.1

The Borrower shall, no later than fifteen (15) days after the end of each calendar month (commencing with the month in which the Signing Date occurs and ending with the month in which the later to be delivered of the Copper Production Certificate and the Copper Operating Cost Certificate is delivered to the Project Facilities Agent and the Modelling and Technical Bank in accordance with Clause 18 (Completion Tes )), deliver to the Project Facilities Agent in sufficient copies for each Lender, the Independent

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Technical Consultant and the Modelling and Technical Bank, a construction report prepared by the Borrower and/or an EPCM Contractor (a "Construction Report") setting out, inter alia:

(a)

in reasonable detail, the work carried out on the Project during that month (in the case of the first report, starting with the date of the Signing Date), including any construction milestones and critical path items achieved during the relevant calendar month (or in the case of the first report, since the Signing Date);

(b)

a comparison of the actual Project Costs and the funding applied by the Borrower in meeting those Project Costs against the projections set out in the Construction Budget and Timetable for the Quarter in which such calendar month falls;

(c)

a comparison of key milestones for the relevant Phase which have been achieved against the projections set out in the current Construction Budget and Timetable for that calendar month;

(d)

any material variations to the expected timing and cost of construction of Gold Phase or the Copper Phase which occurred during that calendar month or any such material variations that the Borrower then estimates will occur prior to (i) for the Gold Phase, the Gold Phase Completion Date and (ii) for the Copper Phase, the Copper Phase Completion Date and an explanation of the reasons thereof, together with:

(i)

a copy of any revised draft Construction Budget and Timetable adopted by Borrower to account for such variations; and

(ii)

a statement of the aggregate variation to date of the expected timing and cost of the construction and commissioning of the Gold Phase or, as the case may be, the Copper Phase from the timing and cost estimates set forth in the current Construction Budget and Timetable;

(e)

without prejudice to Clause 17.3 (Social and env ), any accidents, emergencies or other events or circumstances which might have a material adverse impact on expected timing and cost of construction set out in any Construction Budget and Timetable;

(f)

the aggregate expenditures in respect of Project Costs through the last day of the relevant calendar month; and

(g)

a description of (i) any agreement entered into by Borrower during such month pursuant to which the Borrower will make payments which are permitted under Clause 24.15 (Transactions w ) and (ii) each payment by the Borrower to an Affiliate under Clause 24.15 (Transactions w ).

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17.1.2

Each Construction Report delivered under sub-clause 17.1.1 shall be delivered with a certificate in the form of Schedule 7 (Form of Constr).

17.1.3

Each Construction Report delivered under sub-clause 17.1.1 shall be reviewed by the Independent Technical Consultant.

17.2

Operating Report

The Borrower shall, no later than twenty one (21) days after the end of each Quarter (commencing with the Quarter in which the Gold Phase Commencement of Operations occurs), deliver to the Project Facilities Agent, in sufficient copies for each Lender and  the Independent Technical Consultant, an operating report (prepared by the Borrower) setting out, inter alia:

17.2.1

details of the operation and maintenance of the Project during that Quarter including total output and performance of the Project;

17.2.2

a comparison of:

(a)

actual Operating Phase Costs during that Quarter against the budgeted Operating Phase Costs during that Quarter in the relevant Operating Budget, together with a description of and explanation for any material variance; and

(b)

actual capital expenditure during that Quarter against the budgeted capital expenditure during that Quarter in the current Operating Budget, together with a description of and explanation for any variances from the budgeted capital expenditures for that Quarter  in the current Operating Budget if the aggregate amount of such variances exceeds five (5) per cent. of the aggregate budgeted capital expenditures for that Quarter in the relevant Operating Budget.

17.2.3

a description of the production levels of the Project, inventory accrued and sales made during that Quarter, including the pricing basis of such sales, and a comparison against the forecasted production, inventory and sales levels in the then current Operating Budget including, in each case, a description of and explanation for any material variations from the then current Operating Budget;

17.2.4

a description of any material developments, in the Borrower’s opinion, relating to the Project during such Quarter and not otherwise provided pursuant to this Clause 17.2; and

17.2.5

a description of (i) any agreement entered into by the Borrower during such pursuant to which the Borrower will make payments which are permitted under Clause 24.15 (Transactions w ) and (ii) each payment by the Borrower to an Affiliate under Clause 24.15 (Transactions w ).

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17.3

Social and environmental reporting

The Borrower shall:

17.3.1

no later than thirty (30) days after the end of each Quarter, deliver to the Social and Environmental Agent, in sufficient copies for each Lender and the Social and Environmental Consultant, an Social and Environmental Monitoring Report in respect of that Quarter;

17.3.2

provide all support and assistance requested by Social and Environmental Consultant or the Social and Environmental Agent (and the Borrower shall promptly take all decisions required to be taken by the Borrower) in relation to each report by the Social and Environmental Consultant (i) on each Social and Environmental Monitoring Report delivered pursuant to sub-clause 17.3.1 above (and for which the Social and Environmental Consultant has not delivered a report) and commenting on the accuracy of such Social and Environmental Monitoring Report and any issues highlighted in such Social and Environmental Monitoring Report and (ii) on compliance with the Social and Environmental Requirements in relation to the Project with the Social and Environmental Requirements and the steps being taken to any address any issues arising from the discussions of the Social and Environmental Discussion Group or the reports of the Social and Environmental Consultant or the Independent Social and Environmental Monitoring Expert and the delivery by the Social and Environmental Consultant of such a report no later than (i) forty five (45) days after the end of each Financial Year and (ii) prior to the Copper Phase Completion Date, forty five (45) days after the end of each Financial Half Year, to the Social and Environmental Agent, in sufficient copies for each Lender;

17.3.3

ensure that it delivers, no later than sixty (60) days after the end of each Financial Year, to the Social and Environmental Agent, in sufficient copies for each Lender, a report of the independent tailings review panel (appointed in accordance with the Social and Environmental Requirements) prepared in accordance with the Social and Environmental Requirements;

17.3.4

ensure prior to the date of the Gold Phase Commencement of Operations and no later no later than sixty (60) days after the end of each Financial Year thereafter (prior to the cessation of cyanide operations at the Project) and within sixty (60) days of the cessation of cyanide operations at the Project, it delivers to the Social and Environmental Agent, in sufficient copies for each Lender, a report of the independent auditor for the purposes of the Cyanide Code;

17.3.5

provide all support and assistance requested by Social and Environmental Consultant, the Independent and Social Monitoring Expert or the Social and Environmental Agent (and the Borrower shall promptly take all decisions required to be taken by the Borrower) in relation to each first draft report by the Independent and Social Monitoring Expert on compliance with Social and Environmental Requirements in relation to the Project and the delivery of such a first draft report by the Independent Social and Environmental Monitoring Expert and an agenda for the next Social and Environmnetal Discussion

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Group, no later than ninety (90) days after the end of each Financial Year to the Social and Environmental Agent, in sufficient copies for each Lender;

17.3.6

actively participate in each meeting of the Environmental and Social Discussion Group, which are to occur no later than one hundred and twenty (120) days after the end of each Financial Year (or at such other time as may be specified by the Independent Social and Environmental Monitoring Expert;

17.3.7

provide all support and assistance requested by Social and Environmental Consultant, the Independent and Social Monitoring Expert or the Social and Environmental Agent (and the Borrower shall promptly take all decisions required to be taken by the Borrower) in relation to each final draft report and each final report by the Independent and Social Monitoring Expert on compliance with Social and Environmental Requirements in relation to the Project and the delivery of such a final draft report by the Independent Social and Environmental Monitoring Expert, no later than (i), in the case of a draft final report, one hundred and fifty (150) days and (ii), in the case of a final report, one hundred and eighty days after the end of each Financial Year to the Social and Environmental Agent, in sufficient copies for each Lender;

17.3.8

deliver to the Social and Environmental Agent, in sufficient copies for each Lender and the Social and Environmental Consultant, promptly after delivery in accordance with article 22.4 of the Mining Agreement, a copy of each report provided under 22.4 of the Mining Agreement;

17.3.9

as soon as possible but no later than five (5) days after its occurrence, notify the Social and Environmental Agent of:

(a)

any incident or accident within the Project Site, other areas otherwise within the Borrower's management or control or in the transportation of Production; and

(b)

any change in mining operations,

in each case which has or might reasonably be expected to have a material adverse impact on the Environment or the Social Fabric (including, without limitation, explosions, spills or accidents which result in death, serious or multiple injury or major pollution) specifying, in each case, the nature of the incident or accident, the on-site and off-site impacts arising or likely to arise therefrom and the measures the Borrower is taking or plans to take to address those impacts and keep the Social and Environmental Consultant and the Social and Environmental Agent  informed of the on-going implementation of those measures;

17.3.10

inform the Social and Environmental Agent  in writing as soon as reasonably practicable upon becoming aware of the same:

(a)

of the details of any Social or Environmental Claim which is current, threatened or pending against the Borrower or the Project or any part thereof or against any Project Party in connection with its performance under a Project Document;

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(b)

of the details of any complaint or issue arising from the grievance system established pursuant to the Social and Environmental Requirements; and

(c)

of any facts or circumstances which will or are reasonably likely to result in any Social or Environmental Claim being commenced or threatened against or the Project or any part thereof or against any Project Party in connection with its performance under a Project Document; and

(d)

and the measures the Borrower is taking or plans to take to address the aforementioned claims, complaints or circumstances and keep the Social and Environmental Agent  informed of the on-going implementation of those measures or plans; and

17.3.11

promptly inform the Social and Environmental Agent  in writing of:

(a)

any event or circumstance within the Project Site or areas otherwise within the Borrower's management or control; and

(b)

any change in mining operations or in the proposed transportation arrangements for Production,

in each case which has or might reasonably be expected to have a material adverse impact or which has an unusual impact on the Environment or the Social Fabric and the Borrower shall promptly inform the Social and Environmental Agent of the measures the Borrower is taking or plans to take to address those impacts and shall keep the Social and Environmental Agent  informed of the on-going implementation of those measures or plans; and

17.3.12

provide monthly reports to the Social and Environmental Agent  in respect of:

(a)

the measures being taken by the Borrower to address any issues arising from the discussions of the Social and Environmental Discussion Group and where the Social and Environmental Discussion Group has indicated that such reporting should be provided; and

(b)

the measures being taken by the Borrower to address any issues arising from the reports of the Independent Social and Environmental Monitoring Expert where the Social and Environmental Discussion Group has indicated that such reporting should be provided.

17.4

Cost-to-Complete Certificates

The Borrower shall:

17.4.1

no later than thirty (30) days after the end of each Quarter (commencing with the Quarter in which the Signing Date falls and ending with the Quarter in which the Gold Phase Completion Date falls), if no Gold Phase Cost-to-Complete Certificate has been provided to the Project Facilities Agent in such Quarter, deliver to the Project Facilities Agent and the Modelling and Technical Bank (in sufficient copies for each Lender) a duly completed and

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executed Gold Phase Cost-to-Complete Certificate approved by the Independent Technical Consultant; and

17.4.2

no later than thirty (30) days after the end of each Quarter (commencing with the Quarter in which the date of the Gold Phase Commencement of Operations occurs and ending with the Quarter in which the Copper Phase Completion Date falls, deliver to the Project Facilities Agent and the Modelling and Technical Bank (in sufficient copies for each Lender) a duly completed and executed Copper Phase Cost-to-Complete Certificate approved by the Independent Technical Consultant;

17.5

Mining Agreement and Mining Proclamation reports

17.5.1

The Borrower shall promptly provide the Project Facilities Agent with a copy of each:

(a)

notice of meeting expenditure requirements pursuant to article 7.4 of the Mining Agreement;

(b)

notice of commencement of commercial production in accordance with article 8.3 of the Mining Agreement;

(c)

notice of any important changes in operating methods or the production program provided pursuant to article 8.4 of the Mining Agreement;

(d)

notice of amended design capacity pursuant to article 8.7 of the Mining Agreement;

(e)

report to the Bank of Eritrea in respect of currency received, imported and remitted abroad pursuant to article 15.4 of the Mining Agreement;

(f)

training and employment programme (including the number of employees, their category and origin, and the planned training) provided pursuant to article 16.4, article 16.5 and article 16.6 of the Mining Agreement;

(g)

annual expenditure report and cumulative expenditure report provided pursuant to article 18.5 and article 18.6 of the Mining Agreement;

(h)

annual employment report provided pursuant to article 18.7 of the Mining Agreement;

(i)

updated environmental management and rehabilitation program plan provided pursuant to article 22.3.4 of the Mining Agreement and approval received from the Minister pursuant to article 22.3.5 of the Mining Agreement;

(j)

request to cooperate and contribute financially in the construction and maintenance of infrastructure to be used jointly with other Persons in the Mining License Area pursuant to article 23(3) of the Mining Proclamation;

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(k)

request to share infrastructure pursuant to article 23 of the Mining Proclamation;

(l)

development and production programme delivered to the Ministry pursuant to article 24 of the Mining Proclamation and/or article 28 of the Mining Regulations;

(m)

notice received by the Borrower in connection with article 49 or article 50 of the Mining Proclamation;

(n)

programme for employment and training submitted to the Ministry pursuant to article 29 of the Mining Regulations;

(o)

notification provided to the Ministry pursuant to article 30(3) of the Mining Regulations;

(p)

each annual report provided to the Ministry under article 31 (4) and (5) of the Mining Regulations; and

(q)

notice received by the Borrower in connection with article 38 to 41 and article 42 of the Mining Regulations.

17.5.2

The Borrower shall promptly (and, in any event, within three (3) Business Days of receipt) provide the Project Facilities Agent with a copy of each:

(a)

notice that it is in default under the Mining Agreement:

(b)

notice of termination, revocation, suspension or withdrawal (i) of the Mining Agreement, (ii) of the Mining License and (iii) of the Business License (other than its scheduled term); and

(c)

notice under article 27.3 or 27.4 of the Mining Agreement;

(d)

notice of non-renewal of the Business License; and

(e)

each notice of a primary infraction under article 38 of the Mining Regulations.

17.6

Other information

17.6.1

Promptly upon the reasonable request by the Project Facilities Agent or the Social and Environmental Agent, the Borrower shall make available to the Project Facilities Agent, the Social and Environmental Agent, the Independent Technical Consultant, the Insurance Consultant and the Independent Social and Environmental Monitoring Expert such other information (including technical data and records) as so requested by the Project Facilities Agent or the Social and Environmental Agent, the Borrower shall make available to the Project Facilities Agent, the Social and Environmental Agent, the Independent Technical Consultant, the Insurance Consultant or the Independent Social and Environmental Monitoring Expert about the Borrower, the assets subject to the Transaction Security, the Project (including any requested amplification or explanation of any item in the financial statements, budgets or other material

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provided by any Borrower Party), the Project Site, any facilities constructed or to be constructed pursuant to the Project Documents, the transportation arrangements for Production and the compliance by the Borrower with the terms of the Finance Documents or the Project Documents, any Approval and/or the Social and Environmental Requirements.

17.6.2

The Borrower shall notify the Project Facilities Agent and the Offshore Security Agent (promptly upon its having become aware of the same) of:

(a)

the occurrence of any Default with a statement setting out the details thereof and the actions, if any, being taken to remedy it;

(b)

to the extent not previously notified pursuant to the provisions of this Clause 17.6.2, the occurrence of:

(i)

any material claim, litigation, arbitration or administrative proceedings;

(ii)

any claim, litigation, arbitration or administrative proceedings involving the GoE or any Competent Authority with respect to the Mining License, the Mining Agreement or the Exploration License; or

(iii)

any financial claim in excess of one million Dollars (USD 1,000,000) (or its equivalent in any other currency or currencies),

(iv)

in each case which are current, threatened or pending against the Project or the Borrower, or

(v)

the existence of any material dispute relating to the Project or the Borrower;

(c)

the delivery or receipt by the Borrower of:

(i)

any notice of termination or default under any Key Project Document; or

(ii)

any other material notice, request or demand from any counterparty to a Key Project Document or from any Competent Authority;

(d)

any:

(i)

suspension of work under the EPCM Contracts or any other agreement for the construction of the Project;

(ii)

suspension of performance under any other Key Project Document; or

(iii)

event which might reasonably be expected to reduce significantly the operational availability of the Project;

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which has lasted for ten (10) consecutive days or more;

(e)

any event which is likely to lead to:

(i)

repair or reinstatement costs in excess of one million Dollars (USD 1,000,000) (or its equivalent in any other currency or currencies) in relation to Project Assets; or

(ii)

a claim under the Insurances, in excess of one million Dollars (USD 1,000,000) (or its equivalent in any other currency or currencies);

(f)

any event which is likely to lead to a material change to or cancellation of any of the Insurances;

(g)

any change in Applicable Law which is likely to have a Material Adverse Effect;

(h)

any transfer or proposed transfer or agreement to transfer by a shareholder of the legal or beneficial ownership of its shares in the Borrower or any Encumbrance granted over any such shares and of any change in the beneficial ownership of any such shares of which any of the directors of the Borrower becomes aware; and

(i)

any other occurrence, fact or circumstance which, to the best of the Borrower's knowledge, may result in a Material Adverse Effect.

17.6.3

Promptly upon a request by the Project Facilities Agent, the Borrower shall supply to the Project Facilities Agent a certificate signed by a Specified Officer of the Borrower certifying on its behalf that no Default is continuing (or, if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

17.6.4

Promptly upon declaring, or receiving a declaration of, the occurrence of a declaration of an Event of Force Majeure under a Key Project Document, the Borrower shall provide to the Project Facilities Agent a copy of the notice of such declaration, including details of all steps being taken by any party to such Key Project Document to mitigate the effects of such Event of Force Majeure.

17.7

Corporate Information

17.7.1

Notice of meetings

(a)

The Borrower shall deliver to the Project Facilities Agent, as soon as the same are available, a copy of each notice of, and agenda for (and a copy of the resolutions passed at) each extraordinary or annual general meeting of the shareholders of the Borrower.

(b)

The Borrower shall deliver to the Project Facilities Agent, as soon as the same are available, a copy of each notice of, and agenda for (and a copy of the resolutions passed at) each board meeting of the Borrower (including any meeting of any committee of its board) if any item in

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such notice or agenda relates to any of the Finance Documents, would have or is reasonably likely to have a Material Adverse Effect or, otherwise, to the extent requested by the Project Facilities Agent (acting reasonably).

17.7.2

Corporate books

The Borrower shall maintain, in accordance with Applicable Accounting Standards and Policies and Applicable Law (including pursuant to Article 27 of the Mining Proclamation and Article 31 of the Mining Regulations), proper books, accounts, technical data and records in relation to its business and undertaking including the operation and construction of the Project, make available to the Project Facilities Agent or the Independent Technical Consultant such copies or extracts thereof as the Project Facilities Agent may from time to time reasonably request and retain for at least twenty four (24) Months after the date on which the Facilities are irrevocably repaid in full all records evidencing expenditure on the Project.

17.8

"Know your customer" checks

17.8.1

If:

(a)

the introduction of or any change in (or in the interpretation, administration or application of) any Law made after the Signing Date;

(b)

any change in the status of any Borrower Party or the composition of the shareholders of any Borrower Party after the Signing Date; or

(c)

a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a Person that is not a Lender prior to such assignment or transfer,

obliges any Finance Party (or, in the case of paragraph (c) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of any Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Project Facilities Agent (for itself or on behalf of any other Finance Party) or any Finance Party (for itself or, in the case of the event described in paragraph (c) above, on behalf of any prospective new Lender) in order for such Finance Party or, in the case of the event described in paragraph (c) above, any prospective new Lender to carry out and be satisfied with the results of all the necessary "know your customer" or other similar checks in accordance with the Law applicable pursuant to the transactions contemplated in the Finance Documents.

17.8.2

Each Lender shall promptly upon the request of another Finance Party supply, or procure the supply of, such documentation and other evidence as is reasonably requested by such Finance Party (for itself) in order for such Finance Party to carry out and be satisfied with the results of all the necessary "know your customer" or other similar checks in accordance with the Law

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applicable pursuant to the transactions contemplated in the Finance Documents.

18.

COMPLETION TESTS

18.1

Completion testing generally

18.1.1

In performing the Completion Tests to be performed by it, the Borrower shall operate the Project Facilities in accordance with Prudent Operating Practice and the Social and Environmental Standards.

18.1.2

In performing the Completion Tests, all sampling and assaying will be conducted in accordance with the Measurement and Sampling Procedure. The sampling locations and laboratory assay procedures shall also be included in the Measurement and Sampling Procedure.

18.1.3

All weight measures referred to in certificates submitted in connection with an Operating Cost Test or a Production Test shall be on a dry basis.  Measurement of moisture content shall be made to adjust the weight-o-meter and other records to a dry basis.

18.2

Tests

18.2.1

The same Gold Completion Test Period shall be used for the Gold Phase Operating Costs Tests and the Gold Phase Production Tests.

18.2.2

The Borrower shall, no later than sixty (60) days prior to the commencement of a Completion Test, agree with the Independent Technical Consultant and the Social and Environmental Consultant on the detailed recording, reporting arrangements and the Test Procedures to apply to that Completion Test. The Measurement and Sampling Procedures shall reflect internationally accepted mining and metallurgical practices. The Test Procedures shall be set out in an appendix to the relevant Completion Certificate.

18.2.3

Each of the Operating Cost Tests and Production Tests shall be retrospective in nature.

18.2.4

The Borrower shall inform the Modelling and Technical Bank, the Social and Environmental Agent, the Independent Technical Consultant and the Social and Environmental Consultant no less than thirty (30) days prior to the start of the Gold Completion Test Period and the Copper Completion Test Period or in case of a Re-test, 10 days prior to start of the Gold Completion Test Period and the Copper Completion Test Period for such Re-test.

18.2.5

For each of the Completion Tests, the Borrower and the Independent Technical Consultant shall confirm the Development Plan applicable for the period of that Completion Test no less than sixty (60) days prior to the commencement of such Completion Test or in case of a Re-test confirm the Development Plan no less than ten (10) days prior to the commencement of such Re-test.

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18.2.6

If the Borrower elects to suspend or cancel any Completion Test, the Borrower shall immediately notify the Modelling and Technical Bank, the Social and Environmental Agent, the Independent Technical Consultant and the Social and Environmental Consultants.

18.2.7

In the event that the Borrower, the Independent Technical Consultant and the Social and Environmental Consultant are unable to agree on the Development Plan or Test Procedures for a Completion Test, the Borrower, the Project Facilities Agent, the Modelling and Technical Bank or the Social and Environmental Agent may refer the matter in dispute to an Independent Expert.  If the Borrower and the Project Facilities Agent are unable to agree the identity of the Independent Expert within five (5) Business Days, then either the Borrower or the Project Facilities Agent may request the then current President of the International Centre for Expertise (the International Chamber of Commerce) to appoint an Independent Expert. A determination by an Independent Expert as to a matter in dispute shall, in the absence of manifest error, be conclusive and binding upon the parties hereto for the purposes of determining the applicable Development Plan or Measurement and Sampling Procedures for a Completion Test.

18.2.8

For each Completion Test under a Physical Facilities Certificate or which is a Production Test:

(a)

The quantities of stocks of consumables required in such Completion Test shall be agreed by the Borrower and the Independent Technical Consultant no later than 60 days prior to the commencement of that Completion Test or in the case of a Re-test no later than 10 days prior to the commencement of such Re-test.

(b)

The list of all major spares and critical parts for key equipment item shall be agreed between the Borrower and Independent Technical Consultant following completion of the consolidation and rationalization of the major spares and critical parts list by the Borrower and no later than 180 days before commencement of the Completion Test or in the case of a Re-test no later than 10 days prior to the commencement of such Re-test.

18.2.9

Each Completion Test may be commenced at any time provided that:

(a)

If such Completion Test is a Gold Phase Completion Test, the test shall only be carried out after the operation has ramped up to a minimum level of 90% of design ore throughput capacity for the Gold Phase;

(b)

If such Completion Test is a Copper Phase Completion Test, the test shall only be carried out after the operation has ramped up to a minimum level of 90% of design ore throughput capacity for the Copper Phase;

(c)

If such Completion Test is in respect of a Physical Facilities Certificate or is a Production Test:

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(i)

The quantities of stocks of consumables required in such Completion Test have been agreed by the Borrower and the Independent Technical Consultant no later than 60 days prior to the commencement of that Completion Test or in the case of a Re-test no later than 10 days prior to the commencement of such Re-test.

(ii)

The list of all major spares and critical parts for key equipment item have been agreed between the Borrower and Independent Technical Consultant no later than 180 days prior to the  commencement of that Completion Test or in the case of a Re-test no later than 10 days prior to the commencement of such Re-test.

(d)

The Development Plan and the Measurement and Sampling Procedures for that Completion Test have been agreed or determined by an Independent Expert.

(e)

The Independent Technical Consultant, the Social and Environmental Consultant, the Modelling and Technical Bank, and the Social and Environmental Agent shall have reasonable access to Project Site during any period when a Completion Test is being carried out.

18.3

Delivery of Completion Certificates

18.3.1

The Borrower may at any time deliver to the Project Facilities Agent a Completion Certificate, provided that:

(a)

each Completion Certificate executed by the Borrower shall be executed by the General Manager of the Borrower and shall state that, in the opinion of the Borrower the relevant Completion Tests have been satisfied;

(b)

with respect to a Physical Facilities Certificate, a Production Certificate, an Operating Cost Certificate and a Marketing Certificate, it shall be countersigned by the Independent Technical Consultant and certify that each of the certifications of the Borrower set forth in the relevant certificate hereinabove is true and correct in all material respects and supported by reasonable evidence;

(c)

with respect to a Social and Environmental Certificate, it shall be countersigned by the Social and Environmental Consultant and certify that each of the certifications of the Borrower set forth in the relevant certificate hereinabove is true and correct in all material respects and supported by reasonable evidence;

(d)

a Gold Phase Economic Completion Certificate or a Copper Phase Economic Completion Certificate may not be delivered before a Gold Phase Physical Facilities Certificate or a Copper  Phase Physical Facilities Certificate, respectively;

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(e)

no Gold Phase Completion Test Certificate other than a Gold Financial Certificate may be delivered after a Gold Legal and Other Conditions Certificate;

(f)

no Copper Phase Completion Test Certificate other than a Copper Financial Certificate may be delivered after a Copper Legal and Other Conditions Certificate;

(g)

a Gold Phase Social and Environmental Certificate may not be delivered before a Gold Production Certificate and a Gold Operating Cost Certificate; and

(h)

a Copper Phase Social and Environmental Certificate may not be delivered before a Copper Production Certificate and a Copper Operating Cost Certificate.

18.3.2

The Borrower shall attach to each Completion Certificate such supporting documentary evidence as it may consider necessary or desirable.

18.3.3

The Borrower shall provide further information concerning the Completion Certificate and the carrying out of the Completion Tests as the Project Facilities Agent, the Modelling and Technical Bank, the Social and Environmental  Agent, the Social and Environmental Consultant and/or the Independent Technical Consultant may reasonably request.

18.3.4

The Borrower may withdraw (or, with the consent of the Project Facilities Agent, amend) a Completion Certificate submitted by it at any time prior to the receipt of notice of approval or rejection given by the relevant Agent pursuant to sub-clause 18.4.1 of Clause 18.4 (Acceptance or ).

18.4

Acceptance or rejection of Completion Certificates

18.4.1

The Modelling and Technical Bank shall use reasonable endeavours to determine whether or not it accepts an Operating Cost Certificate within twenty (20) days of receipt by it of that Operating Cost Certificate (or if later, twenty (20) days after receipt by the Modelling and Technical Bank of a satisfactory response to any question that the Modelling and Technical may have in relation to that Operating Cost Certificate) and shall notify the Borrower promptly after having made such determination.

18.4.2

The Project Facilities Agent and the Insurance Agent shall each use reasonable endeavours to determine whether or not it accepts a Legal and Other Conditions Certificate within 20 days of receipt by each of them of that Legal and Other Conditions Certificate (or if later, 20 days after receipt by the Project Facilities Agent and the Insurance Agent of a satisfactory response to any question that the Project Facilities Agent or the Insurance Agent may have in relation to that Legal and Other Conditions Certificate) and shall each notify the Borrower promptly after having made such determination.

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18.4.3

The Project Facilities Agent shall use reasonable endeavours to determine whether or not it accepts a Financial Certificate within 20 days of receipt by it of that Financial Certificate (or if later, 20 days after receipt by the Project Facilities Agent of a satisfactory response to any question that the Project Facilities Agent may have in relation to that Financial Certificate) and shall notify the Borrower promptly after having made such determination.

18.4.4

The Social and Environmental Agent shall use reasonable endeavours to determine whether or not it accepts an Social and Environmental Certificate within 20 days of receipt by it of that Social and Environmental Certificate (or if later, 20 days after receipt by the Social and Environmental Agent of a satisfactory response to any question that the Social and Environmental Agent may have in relation to that Social and Environmental Certificate) and shall notify the Borrower promptly after having made such determination.

18.4.5

A Physical Facilities Certificate, a Production Certificate and a Marketing Certificate shall be deemed approved on its countersignature by the Independent Technical Consultant.

18.5

Dispute relating to Completion Certificates

In the event that, after receiving an Operating Cost Certificate, a Legal and Other Conditions Certificate, an Social and Environmental Certificate or a Financial Certificate, the relevant Agent notifies the Borrower that it does not accept the Completion Certificate in accordance with Clause 18.4 (Acceptance or  ) the relevant Agent shall advise Borrower with details describing the reason for such rejection of such Completion Certificate. In the event that the Borrower disputes the rejection of a Completion Certificate by the relevant Agent, the Agent and the Borrower shall enter into discussions with a view to resolve the dispute for a period of up to ten (10) days although the Borrower may refer the matter in dispute to an Independent Expert.  If the Borrower and the relevant Agent are unable to agree the identity of the Independent Expert within twenty (20) Business Days of such notification by relevant Agent, then either the Borrower or relevant Agent may request the then current President of the International Centre for Expertise (the International Chamber of Commerce) to appoint an Independent Expert.

18.6

Determination by Independent Expert

A determination by an Independent Expert as to a matter in dispute shall, in the absence of manifest error, be conclusive and binding upon the Parties for the purposes of the Completion Certificate in relation to which it was requested.

18.7

Further Completion Certificates

If the Borrower is notified pursuant to Clause 18.4 (Acceptance or  ) or it is determined pursuant to Clause 18.6 (Determination  ) that a Completion Test has not been satisfied, the Borrower may submit a further Completion Certificate in respect of that Completion Test in accordance with this Clause 18.

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19.

THE FINANCIAL MODEL

19.1

Maintenance of the Financial Model

The Modelling and Technical Bank shall maintain the Financial Model for the purpose of preparing calculations and forecasts in accordance with the terms of this Agreement.

19.2

Amendments and updates of the Financial Model

19.2.1

Save in the event of any conflict between the Financial Model and the terms of the Finance Documents, no modifications to the form or structure of the Financial Model may be made without the prior consent of the Borrower and the Modelling and Technical Bank.

19.2.2

In the event of any conflict between the Financial Model and the terms of the Finance Documents, the Modelling and Technical Bank may make such modifications to the form or structure of the Financial Model as are required to resolve such conflict.

19.3

Conflicts

19.3.1

In the event of any conflict between the Financial Model and the terms of this Agreement as to the preparation of any forecast, estimate or ratio calculation, the terms of this Agreement shall prevail.

19.3.2

In the event of any conflict between the English version of Financial Model and the German version of the Financial Model, the English version shall prevail.

20.

ASSUMPTIONS

20.1

Notification of Assumptions

20.1.1

Not later than twenty five (25) days before each Forecast Delivery Date:

(a)

the Borrower shall notify the Modelling and Technical Bank:

(i)

for each Project Assumption, whether any change should be made to that Project Assumption for the purposes of the draft banking case to be delivered by the Modelling and Technical Bank on such Forecast Delivery Date compared to the Project Assumptions used in the current Banking Case; and

(ii)

for each of Project Assumptions that is to be changed, the Project Assumptions proposed to be used for the purposes of the draft banking case to be delivered by the Modelling and Technical Bank on such Forecast Delivery Date (and such Project Assumptions shall be provided in same format as given on the "Assumptions" sheet or, as the case may be, "Capex Assumptions" sheet of the Financial Model);

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and the Borrower shall ensure that all such Project Assumptions are consistent with the current Construction Budget and Timetable (if any), the current Operating Budget (if any) or, as the case may be, the drafts of the Construction Budgets and Timetables or Operating Budgets most recently submitted by the Borrower in accordance with Clause 16 (Budgets);

(b)

if the Borrower fails to give any notification as required by sub-Clause (a), the Modelling and Technical Bank may, no later than twenty (20) days prior to the relevant Forecast Delivery Date, notify the Project Assumptions proposed to be used in the preparation of the relevant draft banking case;

(c)

the Modelling and Technical Bank may notify the Borrower whether any Economic Assumption is to be changed and for each of Economic Assumptions that is to be changed, the Economic Assumptions proposed to be used for the purposes of the draft banking case to be delivered by the Modelling and Technical Bank on such Forecast Delivery Date.

20.1.2

If the Borrower notifies the Modelling and Technical Bank that no change is required to a Project Assumption used in the then current Banking Case, the Borrower shall, for the purposes of sub-clause 20.1.1(a) of Clause 20 (Notification o êê¾ ) be deemed to have proposed that that Project Assumption is identical to the Assumption used in the then current Banking Case.

20.1.3

If the Modelling and Technical Bank does not notify the Borrower that any change is required to an Economic Assumption  used in the then current Banking Case, the Modelling and Technical Bank shall, for the purposes of sub-clause 20.1.1(a) of Clause 20 (Notification o) be deemed to have proposed that that Economic Assumption is identical to the Assumption used in the then current Banking Case.

20.2

Disputes as to Assumptions

In the event the Modelling and Technical Bank disputes any Technical Assumption proposed by the Borrower in accordance with sub-clause 20.1.1(a) of Clause 20 (Notification o ) or, as the case may be the Borrower disputes any Economic Assumption proposed by the Modelling and Technical Bank in accordance with sub-clause 20.1.1(a) of Clause 20 (Notification o), the disputing Party shall within five (5) Business Days of the making of such proposal notify the other accordingly and they shall, in good faith, attempt to resolve the dispute.  If no such resolution is achieved by the date that is twelve (12) days prior to the relevant Forecast Delivery Date the Borrower and the Modelling and Technical Bank shall together appoint an Independent Expert to resolve the issue.  If the Borrower and the Modelling and Technical Bank are unable to agree the identity of the Independent Expert by the date that is ten (10) days prior to the relevant Forecast Delivery Date, either of them may request the President for the time being of the International Centre for Expertise (the International Chamber of Commerce) to appoint an Independent Expert.

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20.3

Determination by Independent Expert

A determination of the Independent Expert as to any assumption in dispute shall, in the absence of manifest error, be conclusive and binding on the parties thereto for the purposes of any Economic Assumption or Technical Assumption in relation to which it was requested.  The Independent Expert's determination shall take account of the reliance by the Finance Parties on the Banking Case for the purposes of establishing the financial viability of a limited recourse financing.  The Modelling and Technical Bank shall notify the Borrower of the determination of the Independent Expert as to any Economic Assumption or Technical Assumption in dispute.  If such determination is given less than five (5) Business Days prior to the relevant Forecast Delivery Date, the Modelling and Technical Bank shall deliver the relevant draft banking case on the date that is five (5) Business Days after such notification is given.

20.4

Consequences of late agreement on the Banking Case

In the event that the relevant Assumption in dispute has not been determined by the Independent Expert and the new Banking Case delivered to the Borrower pursuant to Clause 20.3 (Determination  ) by the date falling five (5) Business Day immediately prior to the next Calculation Date following the relevant Forecast Delivery Date, no Restricted Payments may be made until delivery of the agreed Banking Case or the determination of the Independent Expert in accordance with Clause 20.3 (Determination  ) when, subject to the other provisions of this Agreement, they may then be so made.

21.

BANKING CASES

21.1

Delivery of Banking Cases

Subject to Clause 20.3 (Determination  ), on or prior to the date falling five (5) Business Days prior to each Forecast Delivery Date, provided a change is to be made to any of the Assumptions in the current Banking Case in accordance with Clause 20 (Assumptions), the Modelling and Technical Bank shall deliver to the Borrower, a draft banking case containing the forecasts, estimates and ratio calculations specified for such Forecast Delivery Date in Clause 21.2 (Required Infor ).

21.2

Required Information

The forecasts, estimates and ratio calculations to be delivered by the Modelling and Technical Bank pursuant to Clause 21.1 (Delivery of Ba ) are those set out in the Initial Financial Model.

21.3

Preparation of Banking Cases

21.3.1

Each draft banking case delivered by the Modelling and Technical Bank shall:

(a)

be prepared by the Modelling and Technical Bank using the Financial Model;

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(b)

be presented in substantially the form of the Banking Case delivered pursuant to paragraph 12(a) of Part A of Schedule 3 (Conditions Pre êê¾ ); and

(c)

be prepared using assumptions which are disclosed therein and determined in accordance with Clause 20 (Assumptions).

21.3.2

Absent manifest error, each draft banking case shall become the current Banking Case upon its delivery by the Modelling and Technical Bank.

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SECTION 10
UNDERTAKINGS

22.

POSITIVE UNDERTAKINGS

22.1

Maintenance of status and qualification

The Borrower shall at all times:

22.1.1

preserve and maintain its existence as a share company, and its good standing, under the laws of Eritrea;

22.1.2

maintain its sole principal place of business in Eritrea;

22.1.3

maintain its residency for corporate tax purposes in Eritrea; and

22.1.4

be duly qualified to conduct its business, to own its assets and to perform its obligations under the Transaction Documents.

22.2

Compliance with Laws

The Borrower shall:

22.2.1

comply, in all material respects, with all Applicable Laws (including for the avoidance of doubt by obtaining and maintaining all Governmental Approvals listed in Schedule 9 (Approvals and  ) and any other Governmental Approval required pursuant to Applicable Law);

22.2.2

ensure that all of its assets are acquired, maintained and operated, in all material respects, in accordance with all Applicable Laws (including for the avoidance of doubt by obtaining and maintaining all Governmental Approvals listed in Schedule 9 (Approvals and  ) and any other material Governmental Approval required pursuant to Applicable Law); and

22.2.3

deliver to the Project Facilities Agent a certified copy of each Government Approval obtained by it.

22.3

Compliance with the Mining License and the Mining Agreement

The Borrower shall comply, in all material respects, with the Mining License and the Mining Agreement.

22.4

Approvals

The Borrower shall:

22.4.1

obtain and maintain in full force and effect all Approvals; and

22.4.2

comply with all Key Approvals and comply, in all material respects, with all other Approvals,

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and deliver to the Project Facilities Agent a certified copy of each Approval obtained by it and each Authorisation and notice referred to in Schedule 9 (Approvals and  ) (including, without limitation, each of the Approvals and notices referred to in Schedule 9 (Approvals and  ) which shall be provided on or before the date specified in Schedule 9 (Approvals and  )).

22.5

Maintenance of rights to assets

The Borrower shall (subject to any disposal permitted pursuant to Clause 24.5 (Disposals)) maintain its title to and interest in all assets owned or purported to be owned by it (including the Project Site) and ensure that it has unfettered right of access to use all material assets which are from time to time required for the purposes of the Project

22.6

Social and environmental compliance and claims

22.6.1

The Borrower shall procure that:

(a)

the design, construction, commissioning, performance testing and completion of the Gold Phase and the Copper Phase and all ancillary facilities (and, whether or not this is carried out by the Borrower or any other Person or any service provider, contractor or subcontractors of any tier) is in accordance with the Social and Environmental Requirements; and

(b)

all properties and facilities forming part of the Project are used, operated and maintained (and, whether or not this is carried out by the Borrower or any other Person or any service provider, contractor or subcontractors of any tier) in accordance with the Social and Environmental Requirements.

22.6.2

The Borrower shall:

(a)

ensure that the Social and Environmental Management System is structured and implemented in accordance with the Social and Environmental Standards and the principles of the ISO 14001 as well as the OHSAS 18001 standard for the applicable parts;

(b)

comply with all of the Social and Environmental Requirements and shall use its best efforts, and procure that each of the EPCM Contractors shall (for matters that fall within the scope of the EPCM Contracts) use its best efforts, to procure that each Project Party in the performance, in Eritrea or to the extent controlled by the Borrower, elsewhere, of its obligations under the Project Documents (which, as at the Signing Date have not been fully performed) (and  each of such Project Party's service providers, contractors and subcontractors of any tier) complies with the Social and Environmental Requirements to the extent applicable to that Project Party (and to each such service provider, contractors and subcontractors of any tier);

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(c)

take all reasonable steps in anticipation of known or expected future changes to or obligations under the Social and Environmental Requirements;

(d)

ensure that, in connection with its performance of the Project Documents, each of the Project Parties is in compliance (and that each Project Document requires that each such Project Party, and each service provider, contractor and subcontractors of any tier of each Project Party complies) with all Social and Environmental Requirements applicable to that Project Party's performance under the Project Documents;

(e)

procure that the Social and Environmental Agent and the Social and Environmental Consultant and the Independent Social and Environmental Monitoring Expert have access to all data, records and other documents reasonably requested by the Social and Environmental Agent and the Social and Environmental Consultant or the Independent Social and Environmental Monitoring Expert in connection with the monitoring of the Borrower's and each Project Party's (and each service provider’s, contractor’s and subcontractors of any tier of each such Project Party’s) compliance in Eritrea or, to the extent controlled by the Borrower, elsewhere in connection with the Project, with the Social and Environmental Requirements;

(f)

obtain, maintain and comply with all Environmental Permits, Social Permits and other Authorisations required for the Project (or any part thereof) under any Environmental Law or Social Law;

(g)

ensure that each Project Party obtains, maintains and complies with all Environmental Permits, Social Permits and other Authorisations required by such Project Party (and each service provider, contractor and subcontractors of any tier of such Project Party) in connection with the Project (or any part thereof) under any Environmental Law or Social Law;

(h)

design, construct, operate, maintain and monitor the Project and Project Site, all its other sites and areas under its control, plant equipment and facilities and transport Production  in compliance with the Social and Environmental Requirements;

(i)

ensure that all ancillary facilities (whether or not owned by, or under the control of, the Borrower) necessary for the Project (including, without limitation, any facilities supplying power to the Project, the Port Facilities and all other transportation facilities), are designed, constructed, operated, maintained and monitored in compliance with the Social and Environmental Requirements;

(j)

ensure that Copper Phase Social and Environmental Impact Assessment is in compliance with the Social and Environmental Requirements and the Social and Environmental Impact Assessment is prepared in accordance with the  Eritrean National Environmental

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Assessment Procedures and Guidelines of March 1999 pursuant to article 22 of the Mining Agreement and is approved by the Minister pursuant to article 22 of the Mining Agreement by no later than three (3) Months prior to the projected date of Copper Phase Commencement of Operations;

(k)

ensure that Copper Phase Social and Environmental Impact Assessment is prepared by an expert satisfactory to the Social and Environmental Agent, in accordance with the Social and Environmental Requirements and in accordance with the terms of reference which are consented to by the Social and Environmental Agent;

(l)

provide the Copper Phase Social and Environmental Impact Assessment to the Social and Environmental Agent and the Social and Environmental Consultant by no later than six (6) Months prior to the projected Copper Phase Commencement of Operations Date and ensure that the Copper Phase Social and Environmental Impact Assessment is, in form and substance, satisfactory to the Social and Environmental Agent and the Social and Environmental Consultant; and

(m)

ensure compliance, in all material respects, by its officers, employees and agents with Social and Environmental Requirements.

22.6.3

The Borrower shall within 10 days of receipt of each annual final report of the Independent Social and Environmental Monitoring Expert, make (or cause to be made) publicly available (including by posting on an internet website controlled by the Borrower) each such report.

22.6.4

The Borrower hereby acknowledges and agrees that the Social and Environmental Agent and each Lender shall be entitled to publicly disclose a copy of the Social and Environmental Impact Assessment, the Copper Phase Social and Environmental Impact Assessment and the reports of the Independent Social and Environmental Monitoring Expert.

22.6.5

The Borrower shall:

(a)

ensure that each of the Social and Environmental Management System, the Social and Environmental Management System and the Social and Environmental Management Plans complies, at all times, with the Social and Environmental Standards;

(b)

ensure that, at all times, the Social and Environmental Management Plans:

(i)

to the extent required, have been approved by the Minister pursuant to Article 22 of the Mining Agreement;

(ii)

comply with the provisions of article 22.3 of the Mining Agreement; and

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(iii)

to the extent required, have been prepared in accordance with the Eritrean National Environmental Assessment Procedures and Guidelines of March 1999 pursuant to Article 22 of the Mining Agreement.

(c)

ensure that the Mine Closure Plan is developed in accordance with Article 9.4.3 of the Mining Agreement and the Social and Environmental Standards (in particular, the IFC Performance Standards, effective as of April 30, 2006 and the World Bank General Environmental, Health and Safety Guideline for Mining (effective as of 10 December 2007));

(d)

develop the Standard Operating Procedures in the manner and at the times provided by the Social and Environmental Management Plans and ensure that each of the Standard Operating Procedures is compliant with the Social and Environmental Requirements;

(e)

at least once in each calendar year or in the case of any action which is required in an event such as those described in Clause 17.3 (Social and env ) or in the case of any requirement of the Social and Environmental Consultant, the Social and Environmental Agent and/or the Independent Social and Environmental Monitoring Expert, update the Social and Environmental Management System, the Social and Environmental Action Plan, the Social and Environmental Management Plans in a manner that is in form and substance satisfactory to the Social and Environmental Agent (and which is in compliance with the provisions of article 22.3.2 of the Mining Agreement) to:

(i)

reflect the Copper Phase Social and Environmental Impact Assessment;

(ii)

reflect the design and construction of the Copper Phase and the Zinc Phase;

(iii)

reflect the reasonable recommendations made, and corrective actions suggested by the Social and Environmental Consultant, the Social and Environmental Agent  and/or the Independent Social and Environmental Monitoring Expert; and

(iv)

incorporate any changes required from time to time by any changes in the Social and Environmental Standards or changes to the Project or the transportation of Production; and

(f)

advise the Social and Environmental Agent promptly upon the Borrower's determination that a modification of the form of the Social and Environmental Monitoring Report is necessary based on any changes in the Project, and revise the form as agreed with, and satisfactory to the Social and Environmental Agent.

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22.6.6

The Borrower shall participate in the Social and Environmental Discussion Group and the Social and Environmental Discussion Group:

(a)

shall meet no less than annually within 30 days of the provision of the draft report of the Independent Social and Monitoring Expert that is to be delivered in accordance with sub-clause 17.3.3 of Clause 17.3 (Social and env ggg);

(b)

shall discuss the draft report referred to in paragraph (a) above and any serious complaint to the Borrower or serious issue arising from the grievance system established pursuant to the Social and Environmental Requirements but which is not yet resolved; and

(c)

shall function in accordance with the terms of reference provided pursuant to paragraph 10 (h) of Part A of Schedule 3 (Conditions Precedent) as such terms of reference may be amended from time to time by the Social and Environmental Discussion Group with the agreement of the Borrower and the Social and Environmental Agent;

(d)

shall be chaired by the Independent Social and Environmental Monitoring Expert;

(e)

may, at the cost of the Borrower, seek expert opinions from such external consultants as may be deemed necessary by any of the members of the Environmental and Social Discussion Group; and

(f)

shall hold its meetings in private.

22.6.7

 The Borrower shall, within ten (10) Business Days of demand, reimburse the members of the Social and Environmental Discussion Group for all costs, expenses and liabilities arising due to such members participation in the Social and Environmental Discussion Group.

22.6.8

The Borrower shall, at the cost of the Borrower, provide the Social and Environmental Discussion Group and the Independent Social and Environmental Monitoring Expert with all assistance as they may reasonably request.

22.6.9

The Borrower undertakes to implement workplace policies and guidelines in accordance with the key principles of the ILO Code of Practice on HIV/AIDS and the World of Work.

22.6.10

In the event that the Borrower is in breach of the undertakings set out this Clause, it shall:

(a)

promptly notify the Social and Environmental Agent  and the Social and Environmental Consultant;

(b)

comply with the Social and Environmental Action Plan;

(c)

provide the Social and Environmental Agent and the Social and Environmental Consultant with a plan (a "Social and Environmental

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Remedy Plan") setting out  details of the remedial action it is taking or proposes to take in order to remedy such non-compliance and the budget and timeframe for such remedial action;

(d)

to the extent that it feels appropriate, consult with, and give due consideration to the advice of, the Social and Environmental Consultant, the Social and Environmental Agent, the Social and Environmental Discussion Group and the Independent Social and Environmental Monitoring Expert in respect of such remedial action being undertaken;

(e)

ensure that each Social and Environmental Remedy Plan is, in form and substance, satisfactory to the Social and Environmental Agent and the Social and Environmental Consultant;

(f)

save to the extent the Social and Environmental Agent does not agree with such Social and Environmental Remedy Plan, implement such Social and Environmental Remedy Plan diligently and act in compliance with the terms of that Social and Environmental Remedial Plan; and

(g)

report to each of the Social and Environmental Agent  and the Social and Environmental Consultant on the progress of such remedial action within the frame of the Social and Environmental Monitoring Report, if shorter periods of reporting are not deemed necessary by the Social and Environmental Agent given the nature of such remedial action.

22.7

Maintenance of Security

The Borrower shall:

22.7.1

at its own expense, execute and do all such assurances, acts and things (including, without limitation, making all registrations and filings) as are required:

(a)

to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, preservation and/or effectiveness of the Transaction Security created or purported to be created by it or any part thereof;

(b)

to confer, subject to the Legal Reservations, on the Offshore Security Agent, the Onshore Security Agent or, as the case may be, any other Finance Party, an Encumbrance over the assets expressed to be subject to the Transaction Security;

(c)

to ensure, subject to the Legal Reservations, that the Transaction Security has first ranking priority;

(d)

for the exercise of any rights, powers and remedies of the Offshore Security Agent, the Onshore Security Agent or any other Finance Party provided by or pursuant to the Finance Documents or by law; and

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(e)

to facilitate the realisation of the assets which are, or which are intended to be, the subject of the Transaction Security; and

22.7.2

take such action as the Project Facilities Agent may from time to time require in connection with the perfection, preservation and/or enforcement of the Transaction Security.

22.8

Security and further assets

22.8.1

The Borrower shall, unless the Project Facilities Agent otherwise agrees, ensure that, within 20 days of the last day in each Quarter:

(a)

ensure that each asset acquired by the Borrower with a book value of more than one hundred thousand Dollars (USD 100,000) (or its equivalent in any currency or currencies) or which is part of the Project Site is subject to, subject to the Legal Reservations, a valid, perfected, first priority and enforceable Encumbrance in favour of:

(i)

if such asset is located in Eritrea and is not an immovable, the Lenders, the Offshore Security Agent and the Onshore Security Agent created pursuant to the Onshore Security Agreement;

(ii)

if such asset is located in Eritrea and is an immovable, the Lenders, the Offshore Security Agent and the Onshore Security Agent created pursuant to an Additional Mortgage; and

(iii)

if such asset is located outside Eritrea, the Lenders and/or the Offshore Security Agent and, in form and substance satisfactory to the Offshore Security Agent (acting reasonably);

(b)

if such asset with a book value of more than one hundred thousand Dollars (USD 100,000) (or its equivalent in any currency or currencies) is located in Eritrea and is not an immovable, execute a Schedule Change Amendment Agreement in respect of each such asset that has been acquired in such Quarter (or, in the case of the Quarter in which the Signing Date falls, acquired since the Signing Date) and provide an original copy thereof to each of the Lenders and the Onshore Security Agent;

(c)

ensure that all stamp duty payable in respect of that Encumbrance has been paid by the Borrower; and

(d)

ensure that all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or purported to be created by that Encumbrance (and that a certified true copy thereof has been provided to the Project Facilities Agent);

22.8.2

The Borrower shall within twenty (20) days of the date of the Gold Phase Commencement of Operations and within twenty (20) days of the date of the Copper Phase Commencement of Operations:

PARIS-1-1004889-v29B- 154 -36-40397380

(a)

subject to the Legal Reservations, create a valid, perfected, first priority and enforceable Encumbrance over land usufruct, lease and other rights (including, without limitation, on the date of the Copper Phase Commencement of Operations, any such land usufruct, lease or other rights referred to in the paragraph (d) of the definition of Project Site) and the business (as defined in the Commercial Code) of the Borrower that is not already subject to Transaction Security in favour of the Lenders and the Onshore Security Agent created pursuant to a mortgage that is, in form and substance, satisfactory to the Project Facilities Agent (acting reasonably);

(b)

provide an original copy of such mortgage to each of the Lenders and the Onshore Security Agent;

(c)

ensure that all stamp duty payable in respect of that Encumbrance has been paid by the Borrower; and

(d)

ensure that all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or purported to be created by that Encumbrance (and that a certified true copy thereof has been provided to the Project Facilities Agent).

22.8.3

The Borrower shall, unless the Project Facilities Agent otherwise agrees, ensure that, at all times, the aggregate book value of assets which:

(a)

were acquired after the Signing Date; and

(b)

are not subject to the Transaction Security pursuant to perfected valid, perfected, first priority, and enforceable Encumbrance, subject always to the Legal Reservations, in favour of the Offshore Security Trustee or the Lenders and the Offshore Security Agent (as applicable) on behalf of the Secured Parties and in such form as the Project Facilities Agent may reasonably require, does not exceed, in aggregate five million Dollars (USD 5,000,000) (or its equivalent in any currency or currencies).

22.9

Effectiveness of documents

The Borrower shall obtain, as and when required, comply with the terms of and do all that is necessary to maintain in full force and effect all Authorisations required in connection with the execution, delivery, legality, validity, binding nature, enforceability and admissibility as evidence of each Finance Document and each Key Project Document and the performance by the Borrower of its material obligations thereunder.

22.10

Compliance with obligations

The Borrower shall perform all of its obligations under and comply with the terms of each Finance Document and Project Document to which it is a party and perform all

PARIS-1-1004889-v29B- 155 -36-40397380

of its material obligations relating to any of its assets and under all other agreements, leases, consents, authorisations, registrations, approvals, licences, permits, exemptions and rights of way, in accordance with the terms thereof.

22.11

Exercise of rights

The Borrower shall maintain its rights under each of the Project Documents and shall, subject to Clause 22.13 (Reserved Discr )) take all reasonable steps to enforce its rights thereunder and any other rights in relation thereto and to ensure that each other party to each Project Document performs its obligations thereunder and does not in any way jeopardise any Approval.

22.12

Pari passu ranking

The Borrower shall ensure that at all times any claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all of its other unsecured and unsubordinated creditors, except those creditors whose claims are mandatorily preferred by laws of general application to companies.

22.13

Reserved Discretions

22.13.1

The Borrower shall only exercise the discretions set out below with the prior consent of the Project Facilities Agent:

(a)

appointing its representative under a Key Project Document;

(b)

approval for any Key Project Party to sub-contract all of its obligations under a Key Project Document;

(c)

approving any variation or change under a Key Project Document which affects the schedule under that Key Project Document by more than three (3) Months or increases the amounts payable under that Key Project Document by more than one million Dollars (USD 1,000,000) (or its equivalent in any currency or currencies);

(d)

approving the programme of works under a Key Project Document;

(e)

changing the Incoterm under which deliveries are made under any Key Project Document;

(f)

changing the account to which payments are made under a Key Project Document to any account other than the Offshore Proceeds Account;

(g)

rejecting all or substantially all of the works performed under a Key Project Document;

(h)

giving notice of the commencement of legal or arbitral proceedings under any Key Project Document;

(i)

reducing the quantities of gold and silver doré or copper concentrate which is to be delivered under any Copper Concentrate Sales Contract or Gold Refining Agreement; and

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(j)

changing the port of discharge under the XXXXXXX Copper Concentrate Sales Agreement to any port outside Germany.

22.14

Mitigation of Force Majeure

The Borrower shall use its best efforts to minimise the impact on the Project of any Event of Force Majeure.

22.15

Taxes

The Borrower shall duly and punctually pay and discharge when due all Royalties and all material Taxes imposed upon it or its assets save to the extent (i) that payment is being contested in good faith, (ii) adequate reserves are being maintained in cash for those Royalties or Taxes and (iii) payment can be lawfully withheld.

22.16

Use of Proceeds

22.16.1

The Borrower shall apply the proceeds of each Loan:

(a)

solely to pay or reimburse Gold Phase Project Costs and, in respect of the first to third Utilisations only, in reimbursement of Shareholder Advances in accordance Clause 5.3 (Reimbursable S ); and

(b)

in accordance with this Agreement and the other Finance Documents and subject to any limitations on such application set forth in the Facility Agreement under which that Loan was made.

22.16.2

The Borrower shall ensure that the proceeds of each Loan are not paid, directly or indirectly, to a Prohibited Person.

22.17

Construction

The Borrower shall procure that the design, construction, commissioning, performance testing and completion of the Gold Phase and the Copper Phase is:

22.17.1

in all material respects in accordance with the Project Documents and the Development Plan;

22.17.2

in all material respects in a good and workmanlike manner;

22.17.3

in all material respects in accordance with Prudent Operating Practice;

22.17.4

in all material respects in accordance with all relevant Applicable Laws and Approvals; and

22.17.5

in all material respects in accordance with any requirements of, and so as not to vitiate in any way, the Insurances,

and shall ensure that construction of the Copper Phase is carried out so as to cause minimum disruption to the operation of the Project.

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22.18

Operation and maintenance

The Borrower shall procure that all properties and facilities forming part of the Project are used, operated and maintained:

22.18.1

in all material respects in accordance with the terms of the Project Documents and the Development Plan;

22.18.2

in all material respects solely to implement the Project;

22.18.3

in all material respects in accordance with Prudent Operating Practice;

22.18.4

in all material respects in accordance with all relevant Applicable Laws and Approvals; and

22.18.5

in all material respects in accordance with any requirements of, and so as not to vitiate in any way, the Insurances,

and shall ensure that all maintenance is carried out so as to cause minimum disruption to the operation of the Project.

22.19

Access and inspection

The Borrower shall:

22.19.1

maintain, in accordance with Applicable Laws and Prudent Operating Practice, proper technical data and records in relation to its business and undertaking including the operation and construction of the Project, and make available to the Project Facilities Agent, the Social and Environmental Agent, the Independent Technical Consultant, the Social and Environmental Consultant and the Independent Social and Environmental Monitoring Expert such copies or extracts thereof as to the Project Facilities Agent, the Social and Environmental Agent, the Independent Technical Consultant, the Social and Environmental Consultant  or the Independent Social and Environmental Monitoring Expert  may from time to time reasonably request;

22.19.2

permit representatives of the Project Facilities Agent, the Social and Environmental Agent, the Modelling and Technical Bank, the Independent Technical Consultant and the Social and Environmental Consultant and the Independent Social and Environmental Monitoring Expert to visit the Project Site and any of the premises where the business of the Borrower is conducted, to inspect all facilities, plant and equipment forming part of the Project, and ensure that they have access to all of the data and records referred to in sub-clause 22.19.1, and have access to those employees and agents of the Borrower and of the EPCM Contractors who have or may have knowledge of matters with respect to the Project in each case (except where a Default is continuing) upon reasonable notice and at reasonable times; and

22.19.3

(except if a Default is continuing, in which case the Borrower shall reimburse the Project Facilities Agent, the Social and Environmental Agent, the Modelling and Technical Bank, the Independent Technical Consultant, the Social and Environmental Consultant and the Independent Social and

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Environmental Monitoring Expert for all costs and expenses incurred in connection with any visits or inspections referred to in sub-clause 22.19.2), reimburse the Project Facilities Agent, the Social and Environmental Agent, the Modelling and Technical Bank, the Independent Technical Consultant, the Social and Environmental Consultant and the Independent Social and Environmental Monitoring Expert for all costs and expenses incurred in connection with up to two (2) of the visits or inspections referred to in sub-clause 22.19.2 per calendar year for each such Person provided that each of the Project Facilities Agent, the Social and Environmental Agent, the Modelling and Technical Bank, the Independent Technical Consultant and the Social and Environmental Consultant shall use reasonable efforts to coordinate such visits or inspections to make them jointly; and

22.19.4

co-operate with and provide all reasonable assistance and information to the representatives of the Project Facilities Agent, the Social and Environmental Agent, the Modelling and Technical Bank, the Independent Technical Consultant and the Social and Environmental Consultant and the Independent Social and Environmental Monitoring Expert in connection with a visit or inspection pursuant to sub-clauses 22.19.1 or 22.19.2 above and use all reasonable endeavours to ensure that each counterparty to each Project Document provides such cooperation, assistance and information in connection with such visit or inspection.

22.20

Maintenance of rights

The Borrower shall:

22.20.1

subject to any disposal permitted pursuant to Clause 24.5 (Disposals):

(a)

maintain its title to and interest in all material assets owned or purported to be owned by it; and

(b)

ensure that it has all necessary right of access to use all material assets and properties which are from time to time required for the purposes of the Project; and

22.20.2

without prejudice to the generality of sub-clause 22.20.1, preserve and maintain good and marketable title to the rights and real property granted to it under the Mining Agreement, the Mining License and the Xxxxxxxxxxxxx xxxxxxx.

22.21

Intellectual Property

The Borrower shall maintain and protect all right, title and interest in all material Intellectual Property necessary for the Project and make such registrations and pay such fees and similar amounts (or procure that such fees and similar amounts are paid) as are necessary to keep those Intellectual Property rights in full force and effect.

22.22

XXXXXXX Copper Concentrate Sales Agreement

The Borrower shall, commencing with the year in which the Copper Phase Commencement of Operations occurs:

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22.22.1

sell and deliver for refining in Germany under XXXXXXX Copper Concentrate Sales Agreement:

(a)

at least of 100,000 tonnes of copper concentrate in the first three 12 Month periods following the date of Copper Phase Commencement of Operations (where the first such period begins on the date of Copper Phase Commencement of Operations and each subsequent period begins on the last day of the previous period); and

(b)

50,000 tonnes of copper concentrate each of the next five 12 Month periods;

22.22.2

at all times maintain the XXXXXXX Copper Concentrate Sales Agreement in full force and effect unless:

(a)

with the consent of the Project Facilities Agent and the UFK Agents, the XXXXXXX Copper Concentrate Sales Agreement is terminated by the Borrower as a result of a material breach thereof by XXXXXXX; and

(b)

no less than sixty (60) days after such termination, the XXXXXXX Copper Concentrate Sales Agreement is replaced by another agreement in form and substance satisfactory to the Project Facilities Agent and the UFK Agents with a copper offtaker in Germany acceptable to the Federal Republic of Germany under the UFK, the UFK Agents and the Project Facilities Agent in accordance with Clause 22.23 (Notification o ); and

(c)

each UFK Policy remains in full force and effect and the Federal Republic of Germany under the UFK does not require that prepayment is made in accordance with Clause 7.8 (Mandatory prep  ); and

(d)

each of the conditions set out in Clause 22.24 (Offtake Agreem ) is fulfilled in respect of any such replacement agreement.

22.23

Notification of replacement Offtaker for XXXXXXX

The Borrower shall within thirty (30) days of termination of the XXXXXXX Copper Concentrate Sales Agreement in accordance with paragraph (a) of sub-clause 22.22.2 of Clause 22.22 (XXXXXXX Copper ), notify the Project Facilities Agent and the UFK Agents of a proposed new offtaker in Germany for the copper concentrate that would have otherwise been sold under the XXXXXXX Copper Concentrate Sales Agreement and submit a new draft offtake agreement for the copper concentrate that would have been supplied under the XXXXXXX Copper Concentrate Sales Agreement but for such termination to the Project Facilities Agent and the UFK Agents.

22.24

Offtake Agreements generally

22.24.1

The Borrower shall:

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(a)

ensure that one hundred per cent. (100%) of the gold and silver doré production of the Project in the thirty six (36) Months immediately following the date of Gold Phase Commencement of Operations is sold under the Gold Refining Agreements;

(b)

ensure that at least seventy per cent. (70%) of the copper concentrate production of the Project is sold under the Copper Concentrate Sales Agreements;

(c)

ensure that the proceeds of the sales of all Production are paid into an Offshore Proceeds Account;

(d)

ensure that each Offtake Agreement has been approved by the Minister in accordance with the Mining Agreement;

(e)

promptly, but in any event within fifteen (15) days, after execution of an Offtake Agreement, deliver a copy of that Offtake Agreement to the Project Facilities Agent; and

(f)

for each Offtake Agreement, within thirty (30) days of entry into such Offtake Agreement:

(i)

ensure that each Offtake Agreement is subject to an assignment under Assignment of Key Offshore Project Documents creating a valid, perfected and first priority Encumbrance in favour of the Offshore Security Agent (and in respect of such all applicable stamp tax has been paid);

(ii)

ensure that all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or purported to be created by that assignment (and that a certified true copy thereof has been provided to the Project Facilities Agent));

(iii)

ensure that a direct agreement, substantially in the form of the XXXXXXX XXXXXXRefining Agreement Direct Agreement or such other form as is in form and substance satisfactory to the Project Facilities Agent,  is entered into with respect to each Gold Refining Agreement;

(iv)

ensure that a direct agreement, substantially in the form of the XXXXXXX Copper Concentrate Sales Agreement Direct Agreement or such other form as is in form and substance satisfactory to the Project Facilities Agent, is entered into with respect to Copper Concentrate Sales Agreements (including, without limitation, the XXXXXXX Copper Concentrate Sales Agreement) pursuant to which at least 70% of the copper concentrate production of the Project is sold; and

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(v)

for those Offtake Agreements which are not to not required to be the subject of a Direct Agreement in accordance with paragraphs (iii) and (iv) above, ensure that such Offtake Agreement is the subject of a notice of assignment by the Borrower and an acknowledgement by the Key Project Party that is a  party to such Offtake Agreement duly given and signed in accordance with the terms of the Assignment of Key Offshore Project Documents.

22.25

Copper Phase Basic Engineering

22.25.1

The Borrower shall:

(a)

ensure that any contract for the basic engineering of the Copper Phase (and any amendments or modifications thereto) is, in form and substance, satisfactory to the Modelling and Technical Bank;

(b)

ensure that the contract for the basic engineering of the Copper Phase is entered into, no later than sixty (60) days after the Signing Date;

(c)

ensure that development of the basic engineering for the Copper Phase commences no later than ninety (90) days after the date on which the contract for the basic engineering of the Copper Phase is entered into;

(d)

no later than fifteen (15) days after the end of calendar month in which the development of the basic engineering of the Copper Phase is proceeding, provide a report, in form and substance satisfactory to the Modelling and Technical Bank and the Independent Technical Consultant, setting forth the details of the development of the basic engineering of the Copper Phase;

(e)

take into consideration any comments that the Modelling and Technical and the Independent Technical Consultant may have in relation to the basic engineering of the Copper Phase;

(f)

ensure that the basic engineering for the Copper Phase is completed by the date falling eleven (11) Months after the date on which the contract for the basic engineering of the Copper Phase is  entered into and that such basic engineering is, in form and substance, satisfactory to the Modelling and Technical Bank; and

(g)

within thirty (30) days of the completion of the basic engineering of the Copper Phase is completed, procure that the Independent Technical Consultant provides to the Modelling and Technical Bank, in sufficient copies for all of the Lenders, a report, in form and substance satisfactory to the Modelling and Technical Bank, on the basic engineering of the Copper Phase.

22.25.2

Within thirty (30) days of the completion of the basic engineering of the Copper Phase, the Borrower shall provide to the Modelling and Technical Bank and the Independent Technical Consultant an updated Initial Copper

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Phase Construction Budget and Timetable updating each of the items in the Initial Copper Phase Construction Budget and Timetable provided pursuant to paragraph 11 (Budgets and Financial Model) of Part A of Schedule 3 (Conditions Pre êê¾ ) and, to the extent not provided in the Initial Copper Phase Construction Budget and Timetable provided pursuant to paragraph 11 (Budgets and Financial Model) of Part A of Schedule 3 (Conditions Pre ggg), setting worth updated details for each of the items relating to the Copper Phase set out in preliminary EPCM schedule in section 16 (Project Execution Plan) of Feasibility Study.

22.25.3

The Borrower shall ensure that:

(a)

each of the Copper Phase Key Project Documents is entered into on or before the date specified for the entry into such Copper Phase Key Project Document in the current Construction Budget and Timetable as it relates to the Copper Phase; and

(b)

the construction of the Port Facilities is carried out in such a manner as to ensure that the Port Facilities are fully operational no later than two (2) Months before certificates of acceptance under each of the Copper Phase EPC[M] Contracts for the Copper Circuit are to be provided in accordance with the current Construction Budget and Timetable as it relates to the Copper Phase.

22.26

New Power Purchase Contract

The Borrower shall:

22.26.1

ensure that any New Power Purchase Contract is, in form and substance satisfactory to the Project Facilities Agent, the Social and Environmental Agent and the Modelling and Technical Bank;

22.26.2

ensure that a direct agreement, in substantially the form of the Power Purchase Direct Agreement or such other form as is in form and substance satisfactory to the Project Facilities Agent, is entered into within thirty (30) days of the execution of any New Power Purchase Contract;

22.26.3

no later than six (6) Months prior to the expiry of the scheduled term of the Power Purchase Contract, the Borrower shall:

(a)

exercise any option that it has to extend the term of the Power Purchase Contract;

(b)

exercise any option that it has under the Power Purchase Contract to purchase the power generation equipment that is the subject of the Power Purchase Contract; or

(c)

enter into a New Power Purchase Contract; and

22.26.4

ensure that each of the conditions of Clause 22.30 (Key Project Do ) is fulfilled in respect of the New Power Purchase Contract.

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22.27

Port Facilities

22.27.1

Save to the extent otherwise agreed by the Project Facilities Agent, the design, construction, commissioning, performance testing and completion of the Port Facilities shall be funded by, and overseen by, the Borrower.

22.27.2

The Borrower will allow other Persons access to and use of the Port Facilities and will act reasonably in allowing other Persons such access to and use of the Port Facilities.

22.28

Copper Phase Key Project Documents

22.28.1

On or before the date falling ten (10) Months after the date on which the contract for the basic engineering of the Copper Phase is entered into, the Borrower shall provide the Modelling and Technical Bank with a list of each of the contracts that it intends to enter into in connection with the Copper Phase.

22.28.2

After receipt of the list referred to in Clause 22.28.1, the Modelling and Technical Bank (following advice from the Independent Technical Consultant) shall indicate to the Borrower which of the contracts, in its opinion should be the Key Offshore Copper Phase Construction and Supply Contracts or the Key Onshore Copper Phase Construction and Supply Contracts and for which of those contracts a direct agreement shall be provided.

22.28.3

After receipt of the Modelling and Technical Bank's indication under Clause 22.28.2, if the Borrower does not agree with such indication within ten (10) days of receipt, the Borrower and the Modelling and Technical Bank shall negotiate for a period of up to five (5) days to agree on the list of the Key Offshore Copper Phase Construction and Supply Contracts or the Key Onshore Copper Phase Construction and Supply Contracts and for which of those contracts a direct agreement shall be provided and if, by the end of such period of negotiation such parties have not agreed, the Borrower and the Project Facilities Agent shall together appoint an Independent Expert to resolve any issues.

22.28.4

If the Borrower and the Modelling and Technical Bank are unable to agree the identity of the Independent Expert within five (5) days of the end of such period of five (5) days referred to in Clause 22.28.3 either of them may request the President for the time being of the International Centre for Expertise (the International Chamber of Commerce) to appoint an Independent Expert.

22.28.5

A determination of the Independent Expert as to whether  a contract should be a Key Offshore Copper Phase Construction and Supply Contract or a Key Onshore Copper Phase Construction and Supply Contract or a direct agreement should be provided in relation to such contract shall, in the absence of manifest error, be conclusive and binding on the Parties.

22.28.6

Upon agreement by the Modelling and Technical Bank and the Borrower (or an Independent Expert appointed in accordance with Clause 22.28.4 determining) that:

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(a)

a contract should be a Key Offshore Copper Phase Construction and Supply Contract or a the Key Onshore Copper Phase Construction and Supply Contract, then such contract shall be a Key Offshore Copper Phase Construction and Supply Contract or a the Key Onshore Copper Phase Construction and Supply Contract;

(b)

a direct agreement should be provided in relation to such contract, then a direct agreement, in form and substance satisfactory to the Modelling and Technical Bank, shall be entered into in relation to that contract and such contract shall be a Copper Phase Direct Agreement.

22.28.7

For each Key Copper Phase Construction and Supply Contract:

(a)

the counterparty to such Key Copper Phase Construction and Supply Contract must be satisfactory to the Modelling and Technical Bank (acting reasonably);  and

(b)

such Key Copper Phase Construction and Supply Contract must be, in form and substance, satisfactory to the Modelling and Technical Bank (acting reasonably).

22.29

Zinc Phase Construction

The Borrower shall construct the Zinc Phase in accordance, in all material respects, with the then current Construction Budget and Timetable as it relates to the Zinc Phase (together with any amendments agreed by the Project Facilities Agent).

22.30

Key Project Documents

The Borrower shall:

22.30.1

ensure that each Key Offshore Project Document is governed by English law (or if not English law, a law which is acceptable to the Lenders acting reasonably (an "Approved Offshore Law") and each Key Onshore Project Document is governed by Eritrean law (or if not Eritrean law, a law with is acceptable to the Lenders acting reasonably (an "Approved Onshore Law"));

22.30.2

ensure each Key Project Document is, in form and substance, satisfactory to the Project Facilities Agent (acting reasonably) and with a counterparty acceptable to the Project Facilities Agent;

22.30.3

enter into each Key Project Document in accordance with Prudent Operating Practice;

22.30.4

promptly, but in any event within fifteen (15)  days, after execution of a Key Project Document, deliver a copy of that Key Project Document to the Project Facilities Agent; and

22.30.5

for each Key Offshore Project Document, within thirty (30) days of entry into such Key Offshore Project Document:

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(a)

ensure that such Key Offshore Project Document, if governed by English law, is subject to an assignment under Assignment of Key Offshore Project Documents creating a valid, perfected and first priority Encumbrance in favour of the Offshore Security Agent or, if governed by an Approved Offshore Law, is subject to an Encumbrance in favour of the Lenders, in form and substance satisfactory to the Lenders (and in each case, in respect of which all applicable stamp tax has been paid);

(b)

ensure that all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or purported to be created by that assignment or other Encumbrance (and that a certified true copy thereof has been provided to the Project Facilities Agent));

(c)

for those Key Offshore Project Document which are not to be the subject of a Direct Agreement, ensure that each such Key Offshore Project Document, if governed by English law, is the subject of a notice of assignment by the Borrower and an acknowledgement by the Key Project Party that is party to such Key Offshore Project Document duly given and signed in accordance with the terms of the Assignment of Key Offshore Project Documents or, if governed by an Approved Offshore Law, is the subject of a notice of Encumbrance and acknowledgement by the Key Project Party that is a party to such Key Offshore Project Document in accordance with the relevant Approved Law and Relevant Jurisdictions of such Project Party; and

(d)

for those Key Offshore Project Documents which are  to be the subject of a Direct Agreement, ensure that the Direct Agreement for such Key Offshore Project Document has been entered into by the Key Project Party that is a party to such Key Offshore Project Document.

22.30.6

for each Key Onshore Project Document, within forty five (45)  days of entry into such Key Onshore Project Document:

(a)

ensure that such Key Onshore Project Document is subject to a pledge in accordance with the Onshore Security Agreement creating a valid, perfected and first priority Encumbrance in favour of the Lenders (including, without limitation, by execution of a Schedule Change Amendment Agreement) or, if governed by an Approved Onshore Law, is subject to an Encumbrance in favour of the Lenders, in form and substance satisfactory to the Lenders (and in each case, in respect of which all applicable stamp tax has been paid);

(b)

ensure that all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or

PARIS-1-1004889-v29B- 166 -36-40397380

purported to be created by that pledge (and that a certified true copy thereof has been provided to the Project Facilities Agent);

(c)

for those Key Onshore Project Documents which are not to be the subject of a Direct Agreement, is the subject of a notice of pledge by the Borrower and an acknowledgement by the Key Project Party that is a party to such Key Onshore Project Document duly given and signed in accordance with the terms of that pledge or, if governed by an Approved Onshore Law, is the subject of a notice of Encumbrance and acknowledgement by the Key Project Party that is a party to such Key Offshore Project Document in accordance with the relevant Approved Law and Relevant Jurisdictions of such Project Party; and

(d)

for those Key Onshore Project Documents which are  to be the subject of a Direct Agreement, ensure that the Direct Agreement for such Key Onshore Project Document has been entered into by the Project Party party to such Key Onshore Project Document,

22.30.7

comply, in all material respects, with the obligations (other than minor or administrative obligations) assumed by it under each Key Project Document.

22.31

Other Project Documents

The Borrower shall comply with all material and payment obligations assumed by it under each Other Project Document.

22.32

Insurance

The Borrower shall comply with the requirements in relation to insurance and reinsurance set out in Schedule 6 (Insurance).

22.33

Gold Puts

22.33.1

The Borrower shall:

(a)

prior to the first Utilisation under any of the Facilities and from time to time thereafter, enter into and maintain such Gold Puts as are necessary to comply with, and execute, the Hedging Strategy; and

(b)

comply with the Hedging Strategy and not enter into Hedging Transactions other than in accordance with the Hedging Strategy.

22.33.2

The Borrower shall only enter into a Gold Put with a Person who satisfies the requirements of the Hedging Strategy.

22.34

Transportation arrangements

22.34.1

The Borrower shall at all times maintain transport arrangements which comply with the requirements set out in Schedule 6 (Insurance), the Key Project Documents, the Environmental and Social Requirements and Prudent Operating Practice.

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22.34.2

Within ninety (90) days of the Signing Date, the Borrower shall provide details its strategy (including, inter alia, details of the names of the Persons responsible and the means of transport) (the "Gold Transportation Strategy"):

(a)

the arrangements for the transportation of gold and silver doré from the Project Site to the places where, under the Gold Refining Agreements, the Borrower ceases to be responsible for the risk of loss to such gold and silver doré under the Gold Refining Agreements; and

(b)

the security arrangements to be put in place during the transportation of such  gold and silver doré.

22.34.3

The Borrower shall comply, in all material respects, with the Gold Transportation Strategy.

22.34.4

The Gold Transportation Strategy shall be, in form and substance, satisfactory to the Project Facilities Agent and may not be amended or otherwise modified without the prior written consent of the Project Facilities Agent.

22.34.5

The Borrower shall comply, in all material respects, with the requirements of the Copper Concentrate Sales Agreements and the Supplemental Offtake Agreements with respect to the transport of copper concentrate.

22.35

Additional Project Documents

The Borrower shall within thirty (30) days of the full execution of any Project Document or any replacement Project Document executed after the Signing Date and deliver a copy of the same, certified as true, correct and complete by a Specified Officer / Representative of the Borrower, to the Project Facilities Agent.

22.36

EITI Requirements

The Borrower shall:

22.36.1

comply with all requirements of the EITI Principles and Criteria to the extent that these have been enacted into legislation in Eritrea or the Government of Eritrea has formally requested that Eritrean mining companies voluntarily implement the EITI Principles and Criteria; and

22.36.2

within 120 days of the end of each of its Financial Years, make (or cause to be made) publicly available (including by posting on an internet website controlled by the Borrower), its audited financial statements and ensure that such financial statements include:

(a)

all information required to be disclosed under the EITI Principles and Criteria;

(b)

the aggregate amount paid in that year by the Borrower to the Competent Authorities of Eritrea and any agencies or corporations (other than ENAMCO) whose management and policies are directed

PARIS-1-1004889-v29B- 168 -36-40397380

by a Competent Authority of Eritrea, which description shall include the amount of taxes, Royalties, dividends and fees paid; and

(c)

the aggregate amount paid in that year by the Borrower to ENAMCO, which description shall include the amount dividends, other Restricted Payments and fees paid; and

22.36.3

take reasonable actions available to it to support the credible, independent and published audit of the information referred to in Clause 22.36.2.

22.37

Supplies and spare parts

The Borrower shall at all times maintain adequate supplies of spare parts and other plant, materials and apparatus in accordance with Prudent Operating Practice.

22.38

Personnel

The Borrower shall:

22.38.1

employ a sufficient number of suitably qualified and experienced management personnel and other staff to ensure the construction, commissioning, performance testing, completion, operation and maintenance of the Project in accordance with Prudent Operating Practice and the Social and Environmental Requirements;

22.38.2

prior to the Gold Phase Commencement of Operations, appoint and thereafter maintain managers and staff of the Borrower (being satisfactory to the Modelling and Technical Bank) responsible for the operation and maintenance of the Gold Phase;

22.38.3

prior to the Gold Phase Completion Date, appoint and thereafter maintain managers of the Borrower (being satisfactory to the Modelling and Technical Bank) responsible for the commissioning, performance testing and completion  of the Copper Phase; and

22.38.4

prior to the Copper Phase Commencement of Operations, appoint and thereafter maintain managers and staff of the Borrower (being satisfactory to the Modelling and Technical Bank) responsible to the operation and maintenance of the Copper Phase.

22.39

Remedy

The Borrower shall, subject to the terms of the Finance Documents, promptly and diligently take all reasonable steps which are consistent with any applicable dispute resolution procedures provided for in the relevant Project Documents to remedy any event or circumstance to be notified to the Project Facilities Agent pursuant to Clause 17.6.1 and protect and defend the Project or any Project Documents from any such event or circumstance.

22.40

Gold Phase Civil Contracts

The Borrower shall enter into:

PARIS-1-1004889-v29B- 169 -36-40397380

22.40.1

a Fuel Supply Agreement for the supply of sufficient fuel to meet the Project requirements after the date of the Gold Phase Commencement of Operations on or prior to 31 December 2009; and

22.40.2

the tailings dam and other earthworks contract referred to in paragraph (d) of the definition of Gold Phase Civil Works Contracts with the Civil Works Contractor on or prior to date falling forty five (45) days after the date of the first Utilisation under the Facilities, and deliver a copy thereof to the Project Facilities Agent in accordance with Clause 22.30 (Key Project Do ).

22.41

Accounts and auditors

The Borrower shall:

22.41.1

maintain an accounting and control system, management information system and books of account and other records, which together fairly present the financial condition of the Borrower and the results of its operations in conformity with general accepted accounting principles in Eritrea and IFRS; and

22.41.2

appoint and maintain the Auditors as auditors of the Borrower.

23.

FINANCIAL RATIOS

23.1

Testing of Projected Financial ratios

The financial ratios set out in Clause 25.2 (Financial Rati ) (other than the Senior Historic Debt Service Cover Ratio and the Total Historic Debt Service Cover Ratio) shall be tested in accordance with Clause 21 (Banking Cases).

23.2

Testing of Historic Financial ratios

Senior Historic Debt Service Cover Ratio and the Total Historic Debt Service Cover Ratio shall be tested by reference to each of Historic Ratio Compliance Certificate delivered pursuant to Clause  15.4 (Historic Ratio).

24.

NEGATIVE UNDERTAKINGS

24.1

Restricted Payments

Save as provided in Clause 5.3 (Reimbursable S), the Borrower shall not, without the prior written consent of the Project Facilities Agent, declare, pay or make any Restricted Payments unless:

24.1.1

the Restricted Payments Tests are satisfied on the date of the declaration, payment or making of the Restricted Payments; and

24.1.2

the Borrower has delivered to the Project Facilities Agent, not more than 45 days prior to the relevant Restricted Payment, a Restricted Payment Certificate.

PARIS-1-1004889-v29B- 170 -36-40397380

24.2

Other business

The Borrower shall not, without the prior written consent of the Project Facilities Agent, carry on any business other than the Project, and those transactions contemplated by the Transaction Documents except for activities pursuant to the Exploration License which are permitted in accordance with Clause 24.29 (Exploration Li).

24.3

Abandonment

The Borrower shall not, without the prior written consent of the Project Facilities Agent, abandon, mothball, decommission, cancel, suspend or withdraw from the Project or the Project Sites or any part thereof.

24.4

Negative pledge

24.4.1

Except as permitted under sub-clause 24.4.2:

(a)

the Borrower shall not create or permit to subsist any Encumbrance over any of its present or future assets; and

(b)

the Borrower shall not:

(i)

sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or reacquired by the Borrower or an Affiliate of the Borrower or any Sponsor;

(ii)

sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)

enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)

enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

24.4.2

Sub-clause 24.4.1 does not apply to any Encumbrance (or, as the case may be, arrangements described in sub-clause 24.4.1) that is a Permitted Encumbrance.

24.5

Disposals

24.5.1

The Borrower shall not, without the prior written consent of the Project Facilities Agent, enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of (or enter into any agreement to do so) any asset.

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24.5.2

Sub-clause 24.5.1 does not apply to any sale, lease, transfer or disposal that is a Permitted Disposal.

24.6

Bank Accounts

The Borrower shall not, without the prior written consent of the Project Facilities Agent, open or maintain any bank, deposit, savings or other account other than the Project Accounts.

24.7

Financial Indebtedness

The Borrower shall not, without the prior written consent of the Project Facilities Agent, incur or have outstanding any Financial Indebtedness other than Permitted Indebtedness.

24.8

Loans, guarantees

The Borrower shall not, without the prior written consent of the Project Facilities Agent, make any loan, extend any Financial Indebtedness, grant any credit or give any guarantee or indemnity to or for the benefit of any Person or otherwise assume liability or become obliged (actually or contingently) in respect of any obligation of any other Person other than under the Transaction Documents.

24.9

Expenditure

24.9.1

The Borrower shall not:

(a)

incur any capital or other expenditure that is not an Operating Cost or commitments to make such expenditure if such expenditure is not an Approved Project Cost;

(b)

incur any Project Costs which are not an Approved Project Cost;

(c)

incur any Operating Phase Costs which are not Approved Operating Phase Costs; or

(d)

incur Zinc Phase Project Costs which in aggregate exceed thirty six million Dollars (USD 36,000,000) (or its equivalent in any currency or currencies).

unless the same have been approved in writing by the Project Facilities Agent.

24.9.2

Clause 24.9.1 does not apply to:

(a)

in any Quarter, expenditure in respect of an item which, in accordance with the then current Construction Budget and Timetable is to be incurred in a subsequent Quarter;

(b)

in the respect of each item in the then current Construction Budget and Timetable, which, when aggregated with all other expenditure made at any time in respect of that item which was not at the time of such expenditure an Approved Project Cost, is less than or equal to five per

PARIS-1-1004889-v29B- 172 -36-40397380

cent. (5%) of the total budgeted expenditure for such item in the then current Construction Budget and Timetable for period covered by such Construction Budget and Timetable;  or

(c)

in any relevant period (as defined in Clause 16.4 (Delivery of Op), expenditure in an amount which is less than or equal to five per cent. (5%) of the Operating Costs set out in the Operating Budget for that relevant period;

(d)

Operating Phase Costs which are fuel supply costs, explosives costs, cyanide costs or mill reagents costs and the costs of other consumables that are necessary for the operation of the Project plant; and

(e)

expenditure required in an emergency to protect health and safety, in an environmental emergency or in an operating emergency to protect the Project.

24.10

Acquisitions

The Borrower shall not, without the prior written consent of the Project Facilities Agent (such consent not to be unreasonably withheld or delayed):

24.10.1

acquire all or substantially all of the assets of any other Person; or

24.10.2

acquire or invest in any way in any assets, which are not necessary for the Project except as specifically contemplated in the Finance Documents where the higher of the market value or consideration payable for such assets or investments in such assets (when aggregated with the higher of the market value or consideration payable for all other such assets or investments in all other such assets) exceeds one million Dollars (USD 1,000,000) (or the equivalent in any other currency or currencies).

24.11

Investments

The Borrower shall not make or acquire any investments save as set out in the Offshore Accounts Agreement.

24.12

Sharing Arrangements

The Borrower shall not, without the prior written consent of the Project Facilities Agent (such consent not to be unreasonably withheld), enter into any joint venture, partnership, profit-sharing, royalty or other arrangement or agreement pursuant to which the whole or any substantial part of its income or profits are or may be shared with any other Person (other than, for the avoidance of doubt, under any Key Project Document).

24.13

Subsidiary

The Borrower shall not, without the prior written consent of the Project Facilities Agent (such consent not to be unreasonably withheld), establish or acquire any Subsidiary or any interest (whether legal or beneficial and whether by shareholding, contract or otherwise) in any other Person.

PARIS-1-1004889-v29B- 173 -36-40397380

24.14

Merger

The Borrower shall not, without the prior written consent of the Project Facilities Agent, enter into:

24.14.1

any amalgamation, demerger, merger or other corporate reconstruction; or

24.14.2

any conversion, amalgamation by takeover and amalgamation by formation of a new firm (each as defined under Eritrean law).

24.15

Transactions with Affiliates

The Borrower shall not, without the prior written consent of the Project Facilities Agent, enter into any transaction with or make payments to any Affiliate of Borrower or the Sponsors other than a Restricted Payment permitted under Clause 24.1 (Restricted Pay).

24.16

Restricted changes

The Borrower shall not change:

24.16.1

without the prior written consent of the Project Facilities Agent, its financial year end;

24.16.2

without the prior written consent of the Project Facilities Agent, its Constitutional Documents in any manner inconsistent with any Transaction Document; or

24.16.3

the Development Plan, except:

(a)

as otherwise agreed by the Modelling and Technical Bank, the Social and Environmental Agent,  Independent Technical Consultant and the Social and Environmental Consultant; and

(b)

to the extent required, in accordance with Article 8.4 of the Mining Agreement and, to the extent required thereby, with the approval of the Director General of the Department of Mines pursuant to Article 8.4 of the Mining Agreement.

24.17

Auditors

The Borrower shall not, without the prior written consent of the Project Facilities Agent, dismiss or replace the Auditors.

24.18

Contracts other than Key Project Documents

The Borrower shall not enter into any contract, agreement or transaction without the prior written consent of the Project Facilities Agent unless:

24.18.1

such contract, agreement or transaction:

(a)

is not a Key Project Document;

PARIS-1-1004889-v29B- 174 -36-40397380

(b)

is entered into in the ordinary course of business of the Project and on arms-length terms;

(c)

does not impose disproportionate financial penalties on the Borrower;

(d)

does not constitute a long term commitment in excess of one (1) year;

(e)

does not provide for the income or profits of the Borrower to be shared with any other Person; and

(f)

the entry into such contract, agreement or transaction, and the performance by the Borrower of its obligations thereunder, does not and is not likely to have a Material Adverse Effect; and

24.18.2

within twenty (20) Business Days of request by the Project Facilities Agent, the Borrower submits to the Project Facilities Agent an update of Schedule 15 (Existing Contr) taking into account the entry into such contract, agreement or transaction.

24.19

Design of the Gold Phase and the Copper Phase

The Borrower shall not, without the prior written consent of the Project Facilities Agent (such consent not to be unreasonably withheld):

24.19.1

agree to or acquiesce in any material change in the design, specifications or configuration of the Gold Phase as set out in the Gold Phase EPCM Contracts;

24.19.2

give any notice of any material change in the work to be performed under any of the Key Offshore Gold Phase Construction and Supply Contracts and the Key Onshore Gold Phase Construction and Supply Contracts or approve any such change, do or permit anything to be done which entitles any other Person to seek a change;

24.19.3

agree to or acquiesce in any material change in the design, specifications or configuration of the Copper Phase as set out in the Copper Phase EPC[M] Contracts; or

24.19.4

give any notice of any material change in the work to be performed under any of the Key Offshore Copper Phase Construction and Supply Contracts and the Key Onshore Copper Phase Construction and Supply Contracts or approve any such change, do or permit anything to be done which entitles any other Person to seek a change.

24.20

Key Project Documents

Without prejudice to Clause 22.13 (Reserved Discr), the Borrower shall not, without the prior written consent of the Project Facilities Agent (such consent not to be unreasonably withheld):

24.20.1

save as otherwise permitted in this Clause, agree to or acquiesce in any variation, amendment or waiver of any provision of, or grant any consent

PARIS-1-1004889-v29B- 175 -36-40397380

(other than, in each case, in respect of minor and administrative matters) under, the Key Project Documents;

24.20.2

agree to any transfer of any obligations under the Key Project Documents by any party thereto;

24.20.3

terminate or cancel or serve notice of non-renewal of any Key Project Document  or agree to any such termination, cancellation or non-renewal; or

24.20.4

suspend (or agree to any suspension) other than for an Event of Force Majeure, or grant (or permit) any extension of time, under any Key Project Document if:

(a)

such suspension or extension (when aggregated with all other suspension or extensions under the same Key Project Document) would be for, in aggregate, more than three (3) Months; or

(b)

would result in or would be reasonably likely to result in Gold Phase Project Completion occurring after the Guaranteed Gold Phase Project Completion Date or the Copper Phase Project Completion occurring after the Guaranteed Copper Phase Project Completion Date.

24.21

Other Project Documents – General Undertakings

Without prejudice to Clause 22.13 (Reserved Discr), the Borrower shall not, without the prior written consent of the Project Facilities Agent (such consent not to be unreasonably withheld):

24.21.1

save as otherwise permitted in this Clause, agree to or acquiesce in any material variation, amendment or waiver of any provision of, or grant any consent under, the Other Project Documents if:

(a)

upon such variation, amendment or waiver taking effect, such Project Document would become a Key Project Document; or

(b)

such variation, amendment or waiver has or is reasonably likely to have a Material Adverse Effect or result in a Default,

24.21.2

terminate or cancel or serve notice of non-renewal of any Other Project Document  or agree to any such termination, cancellation or non-renewal if such termination, cancellation or non-renewal has or is likely to have a Material Adverse Effect; or

24.21.3

suspend (or agree to any suspension) other than for an Event of Force Majeure, or grant (or permit) any extension of time, under any Other Project Document if suspension or extension has or is likely to have a Material Adverse Effect.

24.22

Power generating equipment

The Borrower shall not enter into any contract for the purchase or acquisition of power generating equipment with a capacity in excess of, in aggregate, three

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megawatts or the supply of power in excess of, in aggregate, three megawatts (other than the XXXXXXX Power Purchase Contract) unless such contract or other arrangement is, in form and substance, satisfactory to the Project Facilities Agent.

24.23

Share capital

The Borrower shall not, without the prior written consent of the Project Facilities Agent, issue or undertake to issue any equity or other ownership interest, capital stock (including preferred stock), securities, or rights or interests unless any such interest, stock, securities and rights are pledged to the Offshore Security Agent pursuant to an Encumbrance in form and substance satisfactory to the Project Facilities Agent, nor change its capital structure or redeem or reduce its existing shares.

24.24

Social and Environmental restrictions

The Borrower shall not, without the prior written consent of the Social and Environmental Agent, change or otherwise modify the Mine Closure Plan, the Social and Environmental Management System, the Social and Environmental Action Plan or the Social and Environmental Management Plans (or any sub-plans thereof).

24.25

Rejection

The Borrower shall not, without the prior written consent of the Project Facilities Agent, reject the Project for any reason.

24.26

Jeopardy

The Borrower shall not, without the prior written consent of the Project Facilities Agent, take or omit to take any action which could reasonably be expected to prejudice the validity, enforceability, priority or effectiveness of, or lead to the revocation, avoidance, suspension, rescission or termination of, any Insurance or any Approval.

24.27

Proceedings

The Borrower shall not, without the prior written consent of the Project Facilities Agent, settle or discontinue any action or proceedings under or in connection with the Project Documents, the Approvals or the Project (where such proceedings relate to a monetary sum, such sum exceeds five million Dollars (USD 5,000,000) (or its equivalent in any currency or currencies) or, otherwise, where the decision in such action or proceedings, if determined against the Borrower, may have a Material Adverse Effect).

24.28

Prohibited Payments and Further Sanctionable Practices

24.28.1

The Borrower shall not make or receive (and shall not authorise or permit any Affiliate or any other Person acting on its behalf to make or receive) with respect to its equity investment in the Borrower, the Borrower's business, or any transaction contemplated by this Agreement or the Common Terms Agreement, any Prohibited Payment.

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24.28.2

The Borrower shall not engage in (and shall not authorise or permit any Affiliate or any other Person acting on its behalf to engage in) with respect to the Project or any transaction contemplated by the Transaction Documents, any Further Sanctionable Practice.

24.29

Exploration License

The Borrower shall:

24.29.1

ensure that the Exploration License is and remains, at all times, an exploration license as defined under the Mining Proclamation;

24.29.2

 not, without the prior written consent of the Project Facilities Agent:

(a)

transfer or otherwise dispose of the Exploration License or any of its rights thereunder;

(b)

create, or permit to exist, any Encumbrance on the Exploration License or any of its rights thereunder; or

(c)

carry out any activities within the area covered by the Exploration License or otherwise in the connection with the Exploration License unless:

(i)

such activities (including, but  not limited to, carrying out sampling, drilling and analysis) are required to be carried by the Borrower under Applicable Law or are required by the Ministry acting in accordance with Applicable Law

(ii)

such activities do not involve the production of or use of asbestos or any radioactive materials;

(iii)

such activities are in compliance with the Environmental and Social Requirements;

(iv)

such activities are funded in full, directly or indirectly by Nevsun Resources or ENAMCO.

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SECTION 11
EVENTS OF DEFAULT

25.

EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 25 (Events of Defa) is an Event of Default.

25.1

Non-payment

A Borrower Party does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

25.1.1

its failure to pay is caused by administrative or technical error; and

25.1.2

payment is made within five (5) Business Days of its due date.

25.2

Financial Ratios

25.2.1

On:

(a)

any Calculation Date:

(i)

the Senior Projected Debt Service Cover Ratio for each Quarter (commencing with the current Quarter and each Quarter thereafter until the Quarter in which the Senior Final  Repayment Date falls) is not greater than 1.3:1.

(ii)

the Senior Loan Life Cover Ratio is not greater than 1.5:1; or

(iii)

the Senior Mine Life Cover Ratio is not greater than 2.25:1; or

(b)

any Quarter Day, the Senior Historic Debt Service Cover Ratio for the preceding two Quarters (and in the case of a Quarter Day falling on the last day of a Financial Year, the preceding Financial Year) is not greater than 1.3:1.

25.2.2

On:

(a)

any Calculation Date:

(i)

the Total Projected Debt Service Cover Ratio for each Quarter (commencing with the current Quarter and each Quarter thereafter until the Quarter in which the Subordinated Final  Repayment Date falls) is not greater than 1.1:1.

(ii)

the Total Loan Life Cover Ratio is not greater than 1.4:1; or

(iii)

the Total Mine Life Cover Ratio  is not greater than 1.5:1; or

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(b)

any Quarter Day, the Total Historic Debt Service Cover Ratio for the preceding two Quarters (and in the case of a Quarter Day falling on the last day of a Financial Year, the preceding Financial Year) is not greater than 1.1:1.

25.3

Social and Environmental Standards

25.3.1

There is any breach of Clause 22.6 (Social and env) or Clause 24.24 (Social and Env).

25.3.2

No Event of Default under sub-clause 25.3.1 in respect of breach of Clause 22.6 (Social and env) will occur if:

(a)

within fourteen (14) days of the earlier of (i) the Social and Environmental Agent giving notice to the Borrower or (ii) the Borrower becoming aware of such breach, the Borrower delivers to the Social and Environmental Agent (with a copy to the Social and Environmental Consultant) a Social and Environmental Remedy Plan in form and substance satisfactory to the Social and Environmental Agent and the Social and Environmental Consultant; and

(b)

the Borrower acts in accordance with such Social and Environmental Remedy Plan.

25.4

Delayed Completion

25.4.1

The Gold Phase Completion Date has not occurred on or before the Guaranteed Gold Phase Completion Date.

25.4.2

The Copper Phase Completion Date has not occurred on or before the Guaranteed Copper Phase Completion Date.

25.5

Cost-to-Complete

25.5.1

At any time before the Guaranteed Gold Phase Completion Date, a Gold Phase Cost-to-Complete Certificate provides or the Project Facilities Agent reasonably determines, after consultation with the Independent Technical Consultant, that the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion exceed the aggregate amount of Shareholder Funding provided to the Borrower and the aggregate of the Available Facilities and the Loans made prior to such date.

25.5.2

No Event of Default under sub-clause 25.5.1 above will occur if within twenty (20) Business Days of the earlier of (i) the relevant Gold Phase Cost-to-Complete Certificate or (ii) the Project Facilities Agent giving notice to the Borrower Party of such determination, Equity Contributions or Shareholder Advances have been made in an amount that is greater than or equal to the amount by which the relevant Gold Phase Costs-to-Complete Certificate provided or the Project Facilities Agent determined that Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion exceeded the

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aggregate amount of Shareholder Funding provided to the Borrower and the aggregate of the Available Facilities and the Loans made prior to such date.

25.6

Other Obligations

25.6.1

A Borrower Party does not comply with any provision of any Finance Document to which it is a party (other than those referred to in Clause 25.1 (Non-payment) or Clause 25.3 (Social and Environmental Standards)).

25.6.2

No Event of Default under sub-clause 25.6.1 above will occur if the failure to comply is capable of remedy and is remedied within twenty (20) days of the earlier of (i) an Agent giving notice to the Borrower Party or (ii) that Borrower Party becoming aware of the failure to comply provided that, at all times during such period, that Borrower Party is using its reasonable efforts to remedy the failure to comply.

25.7

GoE obligations

25.7.1

The GoE or any Competent Authority fails to act in conformity with:

(a)

any provision of the XXX XXXXXX XXXXXX; or

(b)

in any material respect, any provision of any Key Approval.

25.7.2

ENAMCO fails to act in conformity with the Stabilization Agreement.

25.7.3

The GoE ceases to hold at least fifty per cent (50%) plus one share in ENAMCO.

25.7.4

The GoE or any Competent Authority fails to properly maintain, in any material respect, any of the transportation facilities which are under the control of the GoE or such Competent Authority and which are required by the Borrower for the transportation of Production in Eritrea and its export from Eritrea.

25.7.5

No Event of Default under sub-clauses 25.7.1, 25.7.2, 25.7.3 or 25.7.4 above will occur if the failure to comply is capable of remedy and is remedied within forty five (45) days of the earlier of (i) an Agent giving notice to the Borrower Party or (ii) that Borrower Party becoming aware of the failure to comply provided that, at all times during such period, that Borrower Party is using its best efforts to remedy, or procure the remedy of, the failure to comply.

25.8

Misrepresentation

25.8.1

Any representation or statement made or deemed to be made by any Borrower Party in any Finance Document to which it is party or any other document delivered by it or on its behalf under or in connection with any Finance Document to which it is a party is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

25.8.2

Other than with respect to the representation set out at Clause 14.22 (Social and env), no Event of Default under sub-clause 25.8.1

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above will occur, if the events or circumstances which result in such representation or statement being incorrect or misleading are capable of remedy and are remedied within twenty (20) days of the earlier of (i) an Agent giving notice to the Borrower Party or (ii) that Borrower Party becoming aware of such events or circumstances provided that, at all times during such period, that Borrower Party is using its best efforts to remedy the failure to comply.

25.8.3

No Event of Default under sub-clause 25.3.1 will occur with respect to an event or circumstance which results in the representation set out at Clause 14.22 (Social and env) being incorrect or misleading if:

(a)

within fourteen (14) days of the earlier of (i) an Agent giving notice to the Borrower or (ii) the Borrower becoming aware of such events or circumstances, the Borrower delivers to the Social and Environmental Agent (with a copy to the Social and Environmental Consultant) a Social and Environmental Remedy Plan in form and substance satisfactory to the Social and Environmental Agent and the Social and Environmental Consultant; and

(b)

the Borrower acts in accordance with such Social and Environmental Remedy Plan.

25.9

Cross Default

25.9.1

Any indebtedness of the Borrower or XXXXXX XXXXXXXis not paid when due nor within any originally applicable grace period.

25.9.2

Any indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

25.9.3

Any commitment for any Financial Indebtedness of the Borrower is cancelled or suspended as a result of an event of default (however described).

25.9.4

Any creditor of the Borrower becomes entitled to declare any indebtedness of the Borrower due and payable prior to its specified maturity as a result of an event of default (however described).

25.9.5

No Event of Default will occur under this Clause 25.9 if the aggregate amount of the relevant indebtedness or commitment for Financial Indebtedness is less than five million Dollars (USD 5,000,000) (or its equivalent in any other currency or currencies).

25.10

Insolvency

Any Borrower Party or Security Provider is Insolvent.

25.11

Insolvency Proceedings.

25.11.1

Any Insolvency Proceedings are commenced against any Borrower Party or any Security Provider.

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25.11.2

This Clause 25.11 shall not apply to any winding up petition which is frivolous or vexatious and is discharged or dismissed or, for the duration of such stay only, stayed within thirty (30) days of commencement.

25.12

Creditors' Process

25.12.1

Any Creditor's Process affects any Borrower Party or any asset or assets of any Borrower Party.

25.12.2

No Event of Default will occur under this Clause 25.12 if the aggregate book value of the assets subject to such Creditor's Process is less than five million Dollars (USD 5,000,000) (or its equivalent in any other currency or currencies) and is not discharged within thirty (30) days of commencement.

25.13

Failure to comply with Judgements

Any failure by any Borrower Party to comply with any final non-appealable court judgment, court order or arbitral award in an amount exceeding five million Dollars (USD 5,000,000) (or its equivalent in any other currency or currencies) made against that Borrower Party by any court or arbitral tribunal of competent jurisdiction.

25.14

Convertibility/transferability

25.14.1

A moratorium is called for Eritrean borrowers or a class of Eritrean borrowers to which the Borrower belongs, on the payment of interest or the repayment of principal on Financial Indebtedness or any class of Financial Indebtedness to which the Loans belong.

25.14.2

Any law of Eritrea is enacted or introduced that:

(a)

restricts (to a greater degree than as at the Signing Date) the ability of the Borrower to retain funds on bank accounts outside Eritrea and pay amounts from such accounts;

(b)

results or is reasonably likely to result in the unavailability of US dollars in the interbank foreign exchange market in Eritrea; or

(c)

prohibits, delays (for a period in excess of 30 days) or, in a material manner, restricts:

(i)

the conversion of Nakfa into US dollars; or

(ii)

the transfer of US dollars from Eritrea to other countries (or any class of countries which includes any country where a Lender's Facility Office is located),

by the Borrower (or the Borrower's ability to procure such conversion or transfer).

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25.15

Import and export controls

Any law of Eritrea is enacted or introduced that:

25.15.1

restricts (to a greater degree than as at the Signing Date) importation by any Project Party of goods and services pursuant to the Key Offshore Gold Phase Construction and Supply  Contracts or  the Key Offshore Copper Phase Construction and Supply  Contracts; or

25.15.2

restricts (to a greater degree than as at the Signing Date) the export and sale by the Borrower of gold and silver doré or copper concentrate under the Offtake Agreements.

25.16

Unlawfulness or invalidity

25.16.1

It is or becomes unlawful for a Borrower Party to perform any of its obligations under the Finance Documents to which it is a party.

25.16.2

Any Transaction Security created or expressed to be created or evidenced by the Security Documents is not, or ceases to be, effective.

25.16.3

Subject to the Legal Reservations, any Transaction Security created or expressed to be created or evidenced by the Security Documents, subject to the Legal Reservations, is not, or ceases to be, legal, valid, binding or enforceable or otherwise ceases to be effective or does not have, or ceases to have, its Required Priority.

25.16.4

Any subordination purported to be effected in any Finance Document ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

25.17

Repudiation

Any party to a Finance Document (other than a Finance Party) rescinds or repudiates a Finance Document (other than the Intercreditor Agreement) to which it is a party or any Transaction Security created or purported to be created by it or evidences an intention to rescind or repudiate any such Finance Document or any such Transaction Security.

25.18

Ownership of the Borrower

25.18.1

XXXXXX XXXXXXX(and Nevsun Resources, directly or indirectly) does not or ceases at any time to hold 60 per cent. of the issued share capital and voting rights of the Borrower.

25.18.2

ENAMCO does not or ceases at any time to hold 40 per cent. of the issued share capital and voting rights of the Borrower.

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25.19

Finance Documents – unlawfulness and invalidity

25.19.1

It is or becomes unlawful for a Project Party to perform any of its obligations under any Finance Document (other than the Intercreditor Agreement) to which it is party.

25.19.2

Any obligation or obligations of any Project Party under any Finance Documents (other than the Intercreditor Agreement), subject to the Legal Reservations, are not or cease to be legal, valid, binding or enforceable and cessation individually or cumulatively, materially and adversely affects the interests of the Finance Parties under the Finance Documents.

25.19.3

Any Finance Document (other than the Intercreditor Agreement) or any material provision thereof, subject to the Legal Reservations, is not or ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

25.20

XXXXX XX-XX

25.20.1

Any proceedings are commenced to enforce the XXXXX XX-XX Pledge.

25.20.2

XXXXX XX-XX takes any steps to enforce any of its right under the XXXXX XX-XX Borrower Undertakings or the XXXXX XX-XX Shareholder Undertakings

25.21

Key Approvals

Any Key Approval is, without the prior written consent of the Project Facilities Agent (or, in the case of the Business License, unless renewed prior to such event of circumstance):

25.21.1

modified, amended, varied or supplemented in any way (other than, in each case, in respect of minor and administrative matters);

25.21.2

becomes capable of being terminated or the subject of any notice of intention to terminate; or

25.21.3

is revoked, forfeited, suspended, cancelled, surrendered, withdrawn or terminated or expires (whether in whole or in part) or otherwise ceases to be in full force and effect.

25.22

Approvals

25.22.1

Any of the Approvals is not obtained by the date specified in Part C of Schedule 9 (Approvals and ) or, if earlier, when first required for the lawful carrying out of the Project or the lawful performance by the Borrower or any Key Project Party of any Transaction Document.

25.22.2

Any Approval (other than a Key Approval) is:

(a)

modified, amended, varied or supplemented in any respect that has or is reasonably likely to have a Material Adverse Effect; or

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(b)

revoked, forfeited, suspended, cancelled, surrendered or terminated or expires without renewal (whether in whole or in part) or otherwise ceases to be in full force and effect, unless such circumstance is remedied within thirty (30) days of its occurrence and such revocation, forfeiture, suspension, cancellation, surrender, termination, expiration or ceasing to have full force and effect has or is reasonably likely to have a Material Adverse Effect.

25.23

Key Project Documents

25.23.1

Any of the material obligations of any Key Project Party under any Key Project Document (other than the Key Approvals), subject to the Legal Reservations, is not or ceases to be legal, valid, binding or enforceable,

25.23.2

Any of the obligations of any Key Project Party under any the Key Approval (other than minor or administrative obligations), subject to the Legal Reservations, is not or ceases to be legal, valid, binding or enforceable,

25.23.3

Any Key Project Party does not comply, after the expiry of any applicable grace period, with any material provision of the Key Project Documents to which it is party.

25.23.4

It is or becomes unlawful for a Key Project Party to perform any of its material obligations under any Key Project Document to which it is party.

25.23.5

Any Key Project Party is declared Insolvent by a Competent Authority.

25.23.6

Any Insolvency Proceedings are commenced against any Key Project Party (unless such Insolvency Proceedings are frivolous or vexatious and is discharged or dismissed or, for the duration of such stay only, stayed within thirty (30) days of commencement).

25.23.7

Any Creditor's Process affects any Key Project Party or any asset or assets of any Key Project Party (unless the aggregate book value of the assets subject to such Creditor's Process is less than five million Dollars (USD 5,000,000) (or its equivalent in any other currency or currencies)).

25.23.8

Any suspension occurs under or pursuant to a Key Project Document for a period of more than three (3) Months

25.23.9

Any Key Project Document terminates or becomes capable of being terminated by, or the subject of any notice of intention to terminate by, (other than with respect to a scheduled maturity date) a party thereto.

25.23.10

Any Key Project Document is rescinded or repudiated by any party thereto or any party thereto evidences any intention in writing to rescind or repudiate a Key Project Document.

25.23.11

No Event of Default under this Clause 25.23 will occur if:

(a)

If the relevant Key Project Document is a Gold Phase Key Construction and Supply Agreement or a Copper Phase Key

PARIS-1-1004889-v29B- 186 -36-40397380

Construction and Supply Agreement, such event or circumstance does not or is not reasonably likely to delay the Gold Phase Completion Date to a date after the Guaranteed Gold Phase Completion Date or the Copper Phase Completion Date to a date after the Guaranteed Copper Phase Completion Date; and

(b)

the unperformed obligations (other than any minor or administrative obligations) owed to the Borrower under the relevant Key Project Document (or, as the case may be, the Key Project Document to which such Project Party was party) are, within sixty (60) days of the occurrence of such event or circumstance:

(i)

guaranteed or assumed, in a manner satisfactory to the Project Facilities Agent (acting reasonably), by a Person acceptable to the Project Facilities Agent (acting reasonably); or

(ii)

replaced by obligations, in form and substance satisfactory to the Project Facilities Agent, of a Person acceptable to the Project Facilities Agent (acting reasonably); and

(c)

the Borrower has fulfilled each of the requirements of Clause 22.30 (Key Project Do) with respect to such guarantee, assumption or replacement as if each reference to a "Key Project Document" in Clause 22.30 (Key Project Do) were a reference to such guarantee, assumption or replacement; and

(d)

within sixty (60) days of the occurrence of such event or circumstance,  if the Key Project Document to which such guarantee, assumption or replacement relates had a Direct Agreement, a direct agreement, in form and substance satisfactory to the Project Facilities Agent, has been provided in relation to such guarantee, assumption or replacement, and any such guarantee, assumption or replacement shall be a Key Project Document for all purposes.

25.24

Infrastructure and power

25.24.1

At any time on or after the date of the Gold Phase Commencement of Operations, for a period exceeding twenty (20) days, the Borrower does not have sufficient supplies of power to operate the Project (whether under the Power Purchase Contract or otherwise).

25.24.2

At any time on or after 30 June 2010, for a period exceeding thirty (30) days, the Borrower does not have the right to extract and use water to the extent necessary for the Project.

25.24.3

At any time on or after 30 September 2012, for a period exceeding thirty (30) days, the Borrower does not have access and use of the Port Facilities to the extent required to enable the Borrower to perform its obligations under the Copper Concentrate Sales Agreements.

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25.24.4

At any time on or after the date of Copper Phase Commencement of Operations, for a period exceeding thirty (30) days, the Borrower does not have access and use of the access roads from the Project Site to the Port to the extent required to enable the Borrower to perform its obligations under the Copper Concentrate Sales Agreements.

25.24.5

At any time on or after the date of the Gold Phase Commencement of Operations, for a period exceeding thirty (30) days, the Borrower does not have access and use of fixed wing aircraft or helicopters and the airstrip at the Project Site or the airstrip at Asmara International Airport to the extent required to enable the Borrower to perform its obligations under the Gold Refining Agreements.

25.25

Other Project Documents and Other Project Parties

25.25.1

It is or becomes unlawful for an Other Project Party to perform any of its obligations (other than minor or administrative obligations) under a Project Document to which it is party.

25.25.2

Any Other Project Party is Insolvent.

25.25.3

Any Insolvency Proceedings are commenced against any Other Project Party (unless such Insolvency Proceedings are frivolous or vexatious and is discharged or dismissed or, for the duration of such stay only, stayed within thirty (30) Business Days of commencement).

25.25.4

Any Creditor's Process affects any Other Project Party or any asset or assets of any Key Project Party (unless the aggregate book value of the assets subject to such Creditor's Process is less than five million Dollars (USD 5,000,000) (or its equivalent in any other currency or currencies)).

25.25.5

Any suspension occurs under or pursuant to a Other Project Document for a period of more than three (3) Months

25.25.6

Any Other Project Document terminates or becomes capable of being terminated by, or the subject of any notice of intention to terminate, a party thereto.

25.25.7

Any Other Project Document is rescinded or repudiated by any party thereto or any party thereto evidences any intention in writing to rescind or repudiate an Other Project Document.

25.25.8

No Event of Default under this Clause 25.25 will occur if:

(a)

the relevant event or circumstance does not or it not reasonably likely to have a Material Adverse Effect; or

(b)

the unperformed obligations (other than any minor or administrative obligations) owed to the Borrower under the relevant Other Project Document (or, as the case may be, the Key Project Document to which such Project Party was party) are, within sixty (60) days of the occurrence of such event or circumstance:

PARIS-1-1004889-v29B- 188 -36-40397380

(i)

guaranteed or assumed, in a manner satisfactory to the Project Facilities Agent (acting reasonably), by a Person acceptable to the Project Facilities Agent (acting reasonably); or

(ii)

replaced by obligations, in form and substance satisfactory to the Project Facilities Agent, of a Person acceptable to the Project Facilities Agent (acting reasonably).

25.26

Risk Cover Instrument Event

25.26.1

At any time a Risk Cover Instrument Event in relation to a Risk Cover Provider occurs.

25.26.2

Any Risk Cover Instrument is not or ceases to be in full force and effect.

25.26.3

A Risk Cover Instrument terminates.

25.27

Assets

Save as permitted under the Finance Documents, the Borrower ceases:

25.27.1

to be the sole lawful and beneficial owner of, and have good title to, any material part of the Borrower's assets; or

25.27.2

to possess or have the right to occupy and use the Project Site, or any part thereof which is required for the construction and operation of the Project or otherwise for the implementation of the Project in accordance with the Transaction Documents.

25.28

Loss

The whole or any material part of the Gold Phase or the Copper Phase is damaged or destroyed beyond economic repair.

25.29

Abandonment

25.29.1

The Borrower abandons, mothballs, decommissions, cancels or withdraws from the Project.

25.29.2

The Borrower voluntarily ceases or suspends for a period exceeding three (3) Months substantially all of the construction or production activities of the Project.

25.30

Governmental intervention

By or under the authority of any Competent Authority:

25.30.1

the management of the Borrower is wholly or partially displaced or the authority of the Borrower in the conduct of its business is wholly or partially curtailed; or

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25.30.2

all or any of the issued shares of the Borrower or the whole or any part of its assets is seized, nationalised, expropriated, compulsorily acquired or confiscated.

25.31

Insurance

25.31.1

Any of the insurance or reinsurance cover required to be effected and maintained pursuant to Clause 22.32 (Insurance) is not, or ceases to be, maintained in full force and effect in accordance with Clause 22.32 (Insurance), save if such insurance or reinsurance cover is replaced in accordance with the requirements of Schedule 6 (Insurance).

25.31.2

The Borrower fails to comply with any of the material provisions of the Insurances.

25.31.3

An event has occurred or circumstance exists which would enable the insurers under the insurances or the reinsurers under the reinsurances (in each case required to be effected and maintained pursuant to Clause 22.32 (Insurance)) to avoid or reduce their liability thereunder.

25.32

Prohibited Payment

A Project Party or (in the case of a Borrower Party) any Affiliate thereof makes or receives a Prohibited Payment or commits a Further Sanctionable Practice..

25.33

Facility Events of Defaults

The occurrence of any event or circumstance that is defined as a "Facility Event of Default" in any Facility Agreement (for the avoidance of doubt, taking into account any grace period provided under the relevant Facility Agreement).

25.34

Material adverse change

Any event or circumstance occurs which the Project Facilities Agent reasonably believes has or might have a Material Adverse Effect.

26.

REMEDIES

26.1

General Remedies

On and at any time after the occurrence of an Event of Default, the Project Facilities Agent or any Facility Representative may exercise or, as appropriate, instruct the Offshore Security Agent or the Onshore Security Agent to exercise any or all of the following remedies:

26.1.1

declare that the obligation of each Lender to make its Commitment available under the Facility Agreement(s) to which that Lender is a party (and, if such declaration is made by a Facility Representative, to which that Facility Representative is a party) is suspended, whereupon those Commitments shall not be available until (i) if such declaration is made by the Project Facilities Agent, the Project Facilities Agent and (ii) if such declaration is made by a

PARIS-1-1004889-v29B- 190 -36-40397380

Facility Representative, that Facility Representative, declares an end to such suspension;

26.1.2

declare that the obligation of each Lender to make the unutilised portion of its Commitment available under the Facility Agreement(s) to which that Lender is a party (and, if such declaration is made by a Facility Representative, to which that Facility Representative is a party) is cancelled, whereupon the same shall be cancelled and reduced to zero;

26.1.3

declare all or any part of the Loans to be immediately due and payable (provided that if such declaration is made by a Facility Representative, such Loans were made under a Facility Agreement to which that Facility Representative is a party), whereupon the same shall become so payable together with accrued interest thereon and any other sums owed by the Borrower under the Finance Documents;

26.1.4

declare all or any part of the Loans (provided that if such declaration is made by a Facility Representative, such Loans were made under a Facility Agreement to which that Facility Representative is a party) together with accrued interest thereon and all other sums owed by the Borrower under the Finance Documents to be due and payable on demand of the Project Facilities Agent (or in the case of a declaration by a Facility Representation, that Facility Representative);

26.1.5

give the instructions described in clause 9.3 (Enforcement Notices) of the Offshore Accounts Agreement or clause 6.3 (Enforcement Notices) of the Onshore Accounts Agreement; and

26.1.6

direct the Offshore Security Agent or Onshore Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Security Documents.

26.2

Other Remedies

Clause 26.1 (General Remedi) shall be without prejudice to any other rights or remedies of the Secured Parties or any of them arising, whether by law or otherwise, as a consequence of any Event of Default.

26.3

Post-enforcement Payment Priorities

All receipts or recoveries by the Offshore Security Agent or Onshore Security Agent pursuant to, or upon, enforcement of, any of the Transaction Security shall be applied in the order of priority set out in the Intercreditor Agreement.

26.4

Borrower's Waiver

To the extent permitted under Applicable Law, the Borrower waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time, or that any sum received or recovered from any Person, or by virtue of the enforcement of any Transaction Security or other Encumbrance which is capable of being applied in or towards discharge of any of the liabilities of the Borrower to the Secured Parties, is so applied.

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SECTION 12
CHANGES TO THE PARTIES

27.

BENEFIT OF AGREEMENT

This Agreement shall be binding upon and enure to the benefit of each Party and its or any subsequent respective successors, transferees and assigns.

28.

ASSIGNMENTS AND TRANSFERS

28.1

The Borrower

The Borrower may not assign, transfer, novate or dispose of any of, or any interest in, its rights, interests or obligations under this Agreement or any other Finance Document.

28.2

Conditions to assignments or transfer

28.2.1

A Lender (an "Existing Lender") may assign or transfer any of its rights or obligations under this Agreement or any other Finance Document to which it is a Party, to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets or to ECIC or the Federal Republic of Germany under the UFK or to a PRI Provider (the "New Lender").

28.2.2

The consent of the Borrower is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer:

(a)

is to another Lender or an Affiliate of a Lender;

(b)

is made at the time when an Event of Default is continuing;

(c)

is to ECIC, the Federal Republic of Germany under the UFK or to a PRI Provider; or

(d)

is made during Primary Syndication.

28.2.3

The consent of the Borrower to an assignment or transfer must not be unreasonably withheld or delayed. The Borrower will be deemed to have given its consent five (5) Business Days after the Existing Lender has requested it unless the Borrower expressly refuses consent within that time.

28.2.4

Subject to the conditions of the relevant Facility Agreement, a Lender may only assign any or all of its rights and/or benefits under a Facility Agreement if at the same time it assigns all, or the equivalent portion of, its rights and/or benefits under this Agreement and the Facility Agreement to which it is party.

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28.2.5

Subject to Clause 28.2.7, an assignment by a Lender of its rights and/or benefits under this Agreement and a Facility Agreement will only be effective on:

(a)

receipt by the Project Facilities Agent (whether in the Assignment Agreement, a completed and duly executed Accession Memorandum or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Project Facilities Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was an Original Lender; and

(b)

receipt by the Project Facilities Agent of an ICA Accession Memorandum, an OFSA Accession Undertaking and an ONSA Accession Undertaking duly completed and duly executed by the New Lender (and in form and substance satisfactory to the Project Facilities Agent); and

(c)

performance by each of the Project Facilities Agent, the Social and Environmental Agent, the Insurance Agent, the Modelling and Technical Bank, the ECIC Agents, the UFK Agents and the Offshore Security Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the relevant Agent shall promptly notify to the Existing Lender and the New Lender.

28.2.6

Subject to Clause 28.2.7, a transfer will only be effective if the procedure set out in Clause 28.5 (Procedure for ) is complied with.

28.2.7

Nothing in this Agreement or any Facility Agreement shall prejudice or otherwise limit:

(a)

the right of any UFK Lender to assign its rights, or transfer its rights and obligations, under, or in connection with, any Finance Document to the Federal Republic of Germany under the UFK in accordance with the UFK Policies;

(b)

the right of the Federal Republic of Germany under the UFK to be subrogated to the rights under, or in connection with, any Finance Document of any UFK Lender under the Finance Documents in accordance with the UFK Policies;

(c)

the right of any ECIC Lender to assign its rights, or transfer its rights and obligations, under, or in connection with, any Finance Document to ECIC in accordance with the ECIC Policies;

(d)

the right of ECIC to be subrogated to the rights under, or in connection with, any Finance Document of any ECIC Lender under the Finance Documents in accordance with the ECIC Policies; or

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(e)

the right of any PRI Provider to be subrogated to the rights under, or in connection with, any Finance Document of any Lender under the Finance Documents in accordance with the PRI Policies.

28.2.8

Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Project Facilities Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with the Intercreditor Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

28.3

Assignment or transfer fee

Other than if such New Lender is ECIC, the Federal Republic of Germany under the UFK or a PRI Provider, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Project Facilities Agent (for its own account) a fee of seven thousand five hundred Dollars (USD 7,500).

28.4

Limitation of responsibility of Existing Lenders

28.4.1

Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(a)

the legality, validity, effectiveness, adequacy or enforceability of the Transaction Documents, any ECIC Policy, any PRI Policy or any UFK Policy or any other document;

(b)

the financial condition of any Project Party or Risk Cover Provider;

(c)

the performance and observance by any Project Party of its obligations under the Transaction Documents or any other document or by any Risk Cover Provider under the Risk Cover Instruments; or

(d)

the accuracy of any statements (whether written or oral) made in or in connection with any Transaction Document or any other document,

and any representations or warranties implied by law are excluded.

28.4.2

Each New Lender confirms to the Existing Lender and the other Finance Parties that:

(a)

it has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Project Party, each Risk Cover Provider and, in each case, its related entities, in connection with its participation in each Finance Document and has not relied on any information provided to it by the Existing Lender or any other Finance Party; and

(b)

it will continue to make its own independent appraisal of the matters referred to in paragraph (a) above whilst any amount is or may be

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outstanding under the Finance Documents or any Commitment is in force.

28.4.3

Nothing in any Finance Document obliges an Existing Lender to:

(a)

accept a re-transfer or re-assignment from the New Lender of any of the rights or obligations assigned or transferred under this Clause 28; or

(b)

support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Project Party of its obligations under any Transaction Document or otherwise.

28.5

Procedure for transfers

28.5.1

Subject to Clause 28.2 (Conditions to ), a transfer is effected in accordance with sub-clause 28.5.4 when the Project Facilities Agent executes an otherwise duly completed and executed Transfer Certificate in relation to the relevant Facility Agreement together with a duly completed and duly executed ICA Accession Memorandum, OFSA Accession Undertaking and ONSA Accession Undertaking.

28.5.2

The Project Facilities Agent shall, subject to sub-clause 28.5.3, as soon as reasonably practicable after receipt by it of the Transfer Certificate and the duly completed and otherwise duly executed ICA Accession Memorandum, OFSA Accession Undertaking and ONSA Accession Undertaking in each case appearing on its face to comply with the terms of this Agreement, the Intercreditor Agreement, the Offshore Security Agent Agreement and the Onshore Security Agent Agreement and delivered in accordance with this Agreement, the Intercreditor Agreement, the Offshore Security Agent Agreement and the Onshore Security Agent Agreement respectively, execute that Transfer Certificate, that ICA Accession Memorandum, that OFSA Accession Undertaking and that ONSA Accession Undertaking.

28.5.3

The Project Facilities Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender together with an ICA Accession Memorandum, an OFSA Accession Undertaking or an ONSA Accession Undertaking once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

28.5.4

On the later of the proposed transfer date specified in the relevant Transfer Certificate, the relevant ICA Accession Memorandum, the relevant OFSA Accession Undertaking or the  relevant ONSA Accession Undertaking and the first date on which the Project Facilities Agent has executed that Transfer Certificate, that ICA Accession Memorandum, that OFSA Accession Undertaking or that ONSA Accession Undertaking:

(a)

to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents (other than the Security Documents), the Borrower, each

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other Borrower Party and the Existing Lender shall be released from further obligations towards one another under the Finance Documents (other than the Security Documents) and their respective rights against one another under the Finance Documents (other than the Security Documents) shall be cancelled (being the "Discharged Rights and Obligations");

(b)

the Borrower, each other Borrower Party and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrower, each other Borrower Party and the New Lender have assumed and/or acquired the same in place of the Borrower, each other Borrower Party and the Existing Lender;

(c)

the Finance Parties (other than the Existing Lender) and the New Lender shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent such Finance Parties and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(d)

the New Lender shall become a party to this Agreement and the other applicable Finance Documents as a "Lender".

28.5.5

The benefit of the Transaction Security shall be maintained for the benefit of the New Lender. The Parties agree, in accordance with article 1827 of the Eritrean Civil Code, that the benefit of each Onshore Security Document and the Transaction Security created thereby shall be maintained (including in relation to any interest forming part of the Secured Obligations due prior to transfer) following any transfer in accordance with this Clause 28.5, and accordingly each Onshore Security Document shall remain in full force and effect following any such transfer for the benefit of the Secured Parties or any successor.

28.6

Procedure for assignment

28.6.1

Subject to Clause 28.2 (Conditions to ), an assignment may be effected in accordance with sub-clause 28.6.4 when the Project Facilities Agent executes a duly completed and executed Assignment Agreement in relation to the relevant Facility Agreement together with a duly completed and duly executed ICA Accession Memorandum, OFSA Accession Undertaking and ONSA Accession Undertaking.

28.6.2

The Project Facilities Agent shall, subject to sub-clause 28.6.3, as soon as reasonably practicable after receipt by it of the Assignment Agreement and the duly completed and otherwise duly executed ICA Accession Memorandum, OFSA Accession Undertaking and ONSA Accession Undertaking,  in each case appearing on its face to comply with the terms of this Agreement, the Intercreditor Agreement, the Offshore Security Agent Agreement and the

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Onshore Security Agent Agreement and delivered in accordance with the terms of this Agreement, the Intercreditor Agreement, the Offshore Security Agent Agreement and the Onshore Security Agent Agreement, execute that ICA Accession Memorandum, that OFSA Accession Undertaking and that ONSA Accession Undertaking.

28.6.3

The Project Facilities Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender together with an ICA Accession Memorandum, an OFSA Accession Undertaking or an ONSA Accession Undertaking once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

28.6.4

On the later of the proposed transfer date specified in the relevant Assignment Agreement, the relevant ICA Accession Memorandum, the relevant OFSA Accession Undertaking or the  relevant ONSA Accession Undertaking and the first date on which the Project Facilities Agent has executed that Assignment Agreement, that ICA Accession Memorandum, that OFSA Accession Undertaking or that ONSA Accession Undertaking:

(a)

the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents expressed to be the subject of the Assignment Agreement;

(b)

the Existing Lender shall be released by the Borrower, each other Borrower Party and the other Finance Parties from the obligations owed to it (the "Relevant Obligations"); and

(c)

the New Lender shall become a party to this Agreement and the other applicable Finance Documents as a "Lender" and will be bound by obligations equivalent to the Relevant Obligations.

28.6.5

The Lenders may utilise procedures other than those set out in this Clause 28.6 to assign their rights under the Finance Documents (but not, without the consent of the Borrower or unless in accordance with Clause 28.5 (Procedure for ), to obtain a release by the Borrower from the obligations owed to the Borrower by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 28.2 (Conditions to ).

28.7

Notification of Transfer or Assignment

The Project Facilities Agent shall within seven (7) days of executing a Transfer Certificate or an Assignment Agreement notify the Borrower and the other Finance Parties of any assignment or transfer completed pursuant to this Clause 28.

28.8

Sub-participation

Any Lender may at any time freely sub-participate any of its rights and obligations to any Person entity in accordance with the provisions of the applicable Facility Agreement.

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29.

CHANGE OF AGENTS

29.1

Change of Agents

29.1.1

An Agent (in its capacity as Agent) may assign, transfer or novate any of its rights and/or obligations under this Agreement and each other Finance Document to which it is a party only:

(a)

in conjunction with its voluntary or requested resignation under and subject to the relevant Finance Documents;

(b)

if it first procures that its successor, assignee or transferee executes an Accession Memorandum, an ICA Accession Memorandum, an OFSA Accession Undertaking and an ONSA Accession Undertaking and such further documents and acknowledgements as may be necessary or desirable to perfect or protect the Transaction Security, and, in the case of the Offshore Security Agent or the Onshore Security Agent, to ensure that such Security or acknowledgement of Transaction Security and the rights and benefits under each other Finance Document to which it is a party is transferred to its successor, assignee or transferee; and

(c)

if it assigns, transfers or novates all of its corresponding rights and/or obligations under each Finance Document.

29.2

Effect of Agent's Accession Memorandum

If a Person delivers a duly executed Accession Memorandum to the Project Facilities Agent in accordance with Clause 29.1 (Change of Agen), that Person shall, with effect from the date of countersignature by the Project Facilities Agent of that Accession Memorandum (or, if later, the date specified in that Accession Memorandum) (and provided that the Project Facilities Agent has received a ICA Accession Memorandum, an OFSA Accession Undertaking or an ONSA Accession Undertaking duly completed and duly executed by such Person), become a party to this Agreement and the Intercreditor Agreement and shall assume the same obligations, and become entitled to the same rights, as if it had been an original party to this Agreement and the Intercreditor Agreement as the relevant Agent.

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SECTION 13
THE FINANCE PARTIES

30.

CO-LEAD ARRANGERS

30.1

Role of Co-Lead Arrangers

Except as specifically provided in the Finance Documents, each Co-Lead Arranger has no obligations of any kind to any other Person under or in connection with any Finance Document.

30.2

No fiduciary duties

30.2.1

Nothing in this Agreement constitutes a Co-Lead Arranger as a trustee or fiduciary of any other Person.

30.2.2

None of the Co-Lead Arrangers shall not be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

30.3

Business with a Project Party

Each Co-Lead Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Project Party and any of its Affiliates.

31.

THE PROJECT FACILITIES AGENT

31.1

Appointment of the Project Facilities Agent

31.1.1

Each of the other Finance Parties appoints the Project Facilities Agent to act as its agent under and in connection with the Finance Documents.

31.1.2

Each of the other Finance Parties authorises the Project Facilities Agent to:

(a)

act on its behalf in accordance with the instructions given to the Project Facilities Agent by the Lenders pursuant to the Intercreditor Agreement; and

(b)

to exercise the rights, powers, authorities and discretions specifically given to the Project Facilities Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

31.1.3

For the avoidance of doubt, each Finance Party authorises and instructs the Project Facilities Agent to execute and perform each of the Finance Documents to be entered into on or about the Signing Date and to which the Project Facilities Agent is to be a party.

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31.2

Duties of the Project Facilities Agent

31.2.1

The Project Facilities Agent shall promptly forward to a Party the original or a copy of any notice or document received by it in its capacity as Project Facilities Agent for that Party by any other Party inform the Lenders of the contents of any notice or document received by it in its capacity as Project Facilities Agent from:

(a)

any Borrower Party or Security Provider;

(b)

the Offshore Security Agent;

(c)

the Onshore Security Agent

(d)

an Account Bank;

(e)

an Independent Consultant; and

(f)

a counterparty to a Direct Agreement.

31.2.2

Except where this Agreement or another Finance Document specifically provides otherwise, the Project Facilities Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

31.2.3

If the Project Facilities Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

31.2.4

The Project Facilities Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

31.3

No fiduciary duties

31.3.1

Nothing in this Agreement constitutes the Project Facilities Agent as a trustee or fiduciary of any other Person.

31.3.2

The Project Facilities Agent shall not be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

31.4

Business with a Project Party

The Project Facilities Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Project Party and any of its Affiliates.

31.5

Rights and discretions of the Project Facilities Agent

31.5.1

The Project Facilities Agent may rely on:

(a)

any representation, notice or document believed by it to be genuine,

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correct and appropriately authorised; and

(b)

any statement made by a director, authorised signatory or employee of any Person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

31.5.2

The Project Facilities Agent may assume (unless it has received notice to the contrary in its capacity as agent for the other Finance Parties) that:

(a)

no Project Party is in breach of or default under any of its obligations under any Transaction Document to which it is a Party, and that no Default has occurred;

(b)

any right, power, authority or discretion vested in any Person or any group thereof has not been exercised; and

(c)

any notice or request made by the Borrower is made on behalf of and with the consent and knowledge of each Project Party.

31.5.3

The Project Facilities Agent may engage, pay for and rely on the advice or services of any advisors, lawyers, accountants, surveyors, engineers or other experts.

31.5.4

The Project Facilities Agent may act in relation to the Finance Documents through its personnel and agents.

31.5.5

The Project Facilities Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

31.5.6

Notwithstanding any other provision of any Finance Document to the contrary the Project Facilities Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty or duty of confidentiality.

31.5.7

Notwithstanding anything to the contrary expressed or implied in any Finance Document, the Project Facilities Agent shall not:

(a)

be bound to enquire as to (i) whether any representation made or deemed to be made by any Project Party is true, (ii) the occurrence or otherwise of any Default or (iii) the performance, default or any breach by a Project Party of any of its obligations under any of the Transaction Documents or by a Risk Cover Provider of any of its obligations in respect of a Risk Cover Instrument;

(b)

be under any obligations other than those which are specifically provided for in the Finance Documents;

(c)

be bound to exercise any right, power or discretion vested in it under any of the Finance Documents unless instructed to do so in accordance with the Finance Documents; or

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(d)

have or be deemed to have any duty, obligation or responsibility to, or relationship of trust or agency with any Project Party.

31.6

Instructions

31.6.1

Unless a contrary indication appears in a Finance Document, the Project Facilities Agent shall (a) exercise any right, power, authority or discretion vested in it as Project Facilities Agent in accordance with any instructions given to it in accordance with the Intercreditor Agreement (or, if so instructed in accordance with the Intercreditor Agreement, refrain from acting or exercising any right, power, authority or discretion vested in it as Project Facilities Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction given in accordance with the Intercreditor Agreement.

31.6.2

Unless a contrary indication appears in a Finance Document, any instructions given in accordance with the Intercreditor Agreement will be binding on all the Finance Parties.

31.6.3

The Project Facilities Agent may refrain from acting in accordance with the instructions of the Lenders, the Finance Parties or any group thereof until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

31.6.4

In the absence of instructions in accordance with the Intercreditor Agreement the Project Facilities Agent may act (or refrain from taking action) as it considers to be in the best interests of the Finance Parties.

31.6.5

The Project Facilities Agent may refrain from exercising any right, power or discretion vested in it as agent under any Finance Document unless and until instructed in accordance with the Intercreditor Agreement as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised.

31.6.6

The Project Facilities Agent is not authorised to act on behalf of any other Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document.

31.7

Responsibility for Documentation

The Project Facilities Agent shall not be responsible for:

31.7.1

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any other Party, a Project Party or any other Person given in or in connection with any Transaction Document or the Information Memorandum or the transactions contemplated in the Transaction Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction Documents;

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31.7.2

the collectability of amounts payable under any Finance Document or under any Risk Cover Instrument; or

31.7.3

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any Risk Cover Instrument or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document, the Transaction Security or any Risk Cover Instrument.

31.8

Exclusion of Liability

31.8.1

Without limiting sub-clause 31.8.2, the Project Facilities Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

31.8.2

No Party (other than the Project Facilities Agent) may take any proceedings against any officer, employee or agent of the Project Facilities Agent, an Account Bank or the Offshore Security Agent in respect of any claim it might have against the Project Facilities Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, and any officer, employee or agent of the Project Facilities Agent may rely on this sub-clause 31.8.2 and enforce its terms under the Third Parties Act.

31.8.3

The Project Facilities Agent will not be liable for any delay (or any related consequences) in crediting an account with the amount required under the Finance Documents to be paid by the Project Facilities Agent if the Project Facilities Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Project Facilities Agent for that purpose.

31.8.4

Nothing in this Agreement shall oblige the Project Facilities Agent to carry out any "know your customer" or other checks in relation to any Person on behalf of any other Finance Party and each other Finance Party confirms to the Project Facilities Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Project Facilities Agent.

31.9

Lenders' Indemnity to the Project Facilities Agent

31.9.1

Each Lender shall (in the proportion that its Commitment bears to the aggregate of the Commitments of all the Lenders for the time being (or, if the Commitment of each such Lender is zero, immediately prior to their being reduced to zero)) indemnify the Project Facilities Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the Project Facilities Agent (otherwise than by reason of the Project Facilities Agent's gross negligence or wilful misconduct) in acting as Project Facilities Agent under the Finance Documents (unless the Project Facilities Agent has been reimbursed by a Project Party pursuant to a Finance Document).

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31.9.2

The Borrower shall, on demand, indemnify each Lender against any amounts paid by it under this Clause 31.9 (Lenders' Indem).

31.10

Resignation of the Project Facilities Agent

31.10.1

The Project Facilities Agent may resign and appoint one of its Affiliates acting through an office outside Eritrea as successor by giving notice to the other Finance Parties and the Borrower.

31.10.2

Alternatively the Project Facilities Agent may resign by giving notice to the other Finance Parties and the Borrower, in which case the Lenders may appoint a successor Project Facilities Agent.

31.10.3

If the Lenders have not appointed a successor Project Facilities Agent in accordance with sub-clause 31.10.2 within 30 days after notice of resignation was given, the Project Facilities Agent may appoint a successor Project Facilities Agent (acting through an office outside Eritrea).

31.10.4

The retiring Project Facilities Agent shall, at its own cost, make available to the successor Project Facilities Agent such documents and records and provide such assistance as the successor Project Facilities Agent may reasonably request for the purposes of performing its functions as Project Facilities Agent under the Finance Documents.

31.10.5

The Project Facilities Agent's resignation notice shall only take effect if the conditions for an effective transfer by an Agent set out in Clause 29 (Change of Agen) have been satisfied.

31.10.6

Upon the appointment of a successor, the retiring Project Facilities Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 31.10.  Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

31.10.7

After consultation with the Borrower, the Lenders may, by notice to the Project Facilities Agent, require it to resign in accordance with sub-clause 31.10.2.  In this event, the Project Facilities Agent shall resign in accordance with sub-clause 31.10.2 (except that the Project Facilities Agent's notice referred to in sub-clause 31.10.2 shall be deemed to have been given on the date of such notice from the Lenders).

31.11

Agency Division Separate

31.11.1

In acting as agent for the Finance Parties, the Project Facilities Agent shall be regarded as acting through its agency division, which shall be treated as a separate entity from any other of its divisions or departments.

31.11.2

If information is received by another division or department of the Project Facilities Agent, it may be treated as confidential to that division or

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department and the Project Facilities Agent shall not be deemed to have notice of it.

31.12

Project Facilities Agent's Management Time

If a Default has occurred and is continuing, any amount payable to the Project Facilities Agent under Clause 12.4 (Indemnity to t), Clause 13 (Costs and Expe) and Clause 31.9 (Lenders' Indem) shall include the cost of utilising the Project Facilities Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Project Facilities Agent may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Project Facilities Agent under Clause 9 (Fees).

31.13

Relationship with the Lenders and the Facility Representatives

31.13.1

The Project Facilities Agent may treat each Lender as a Lender (entitled to payments under the Finance Documents) acting through its Facility Office unless it has received not less than five (5) Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

31.13.2

The Project Facilities Agent shall be entitled to assume that any information provided by a Lender pursuant to this Agreement or any other Finance Document is true and correct in all respects until it has received from that Lender notice of a change to that information and shall be entitled to act upon any such notice until it is superseded by a further notice.

31.13.3

The Project Facilities Agent may treat each Facility Representative as the duly appointed and authorised representative of the Lenders under the Facility Agreement under which it is Facility Representative until it receives written notice to the contrary from such Lenders.

32.

THE SOCIAL AND ENVIRONMENTAL AGENT

32.1

Appointment of the Social and Environmental Agent

32.1.1

Each of the other Finance Parties appoints the Social and Environmental Agent to act as its Social and Environmental Agent  under and in connection with the functions of the Social and Environmental Agent expressly mentioned in the Finance Documents.

32.1.2

Each of the other Finance Parties authorises the Social and Environmental Agent  to:

(a)

act on its behalf in accordance with the instructions given to the Social and Environmental Agent by the Lenders pursuant to the Intercreditor Agreement; and

(b)

to exercise the rights, powers, authorities and discretions specifically given to the Social and Environmental Agent  under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

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32.1.3

The Social and Environmental Agent shall not have any duties in respect of any matters where a Finance Document does not expressly provide that the Social and Environmental Agent has a function in respect of that matter.

32.2

Duties of the Social and Environmental Agent

32.2.1

The Social and Environmental Agent shall promptly forward to a Party the original or a copy of any notice or document received by it in its capacity as Social and Environmental Agent  for that Party by any other Party and inform the Lenders of the contents of any material notice or document received by it in its capacity as Social and Environmental Agent  from the Borrower,  the Social and Environmental Consultant or the Independent Social and Environmental Monitoring Expert.

32.2.2

Except where this Agreement or another Finance Document specifically provides otherwise, the Social and Environmental Agent  is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

32.2.3

The Social and Environmental Agent 's duties under the Finance Documents are solely mechanical and administrative in nature.

32.3

No fiduciary duties

32.3.1

Nothing in this Agreement constitutes the Social and Environmental Agent  as a trustee or fiduciary of any other Person.

32.3.2

The Social and Environmental Agent  shall not be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

32.4

Business with a Project Party

The Social and Environmental Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Project Party and any of its Affiliates.

32.5

Rights and discretions of the Social and Environmental Agent

32.5.1

The Social and Environmental Agent  may rely on:

(a)

any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(b)

any statement made by a director, authorised signatory or employee of any Person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

32.5.2

The Social and Environmental Agent  may assume (unless it has received notice to the contrary in its capacity as agent for the other Finance Parties) that:

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(a)

no Project Party is in breach of or default under any of its obligations under any Transaction Document to which it is a Party, and that no Default has occurred;

(b)

any right, power, authority or discretion vested in any Person or any group thereof has not been exercised; and

(c)

any notice or request made by the Borrower is made on behalf of and with the consent and knowledge of each Project Party.

32.5.3

The Social and Environmental Agent may engage, pay for and rely on the advice or services of any advisors, lawyers, accountants, surveyors, engineers or other experts.

32.5.4

The Social and Environmental Agent may act in relation to the Finance Documents through its personnel and agents.

32.5.5

The Social and Environmental Agent  may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

32.5.6

Notwithstanding any other provision of any Finance Document to the contrary the Social and Environmental Agent  is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty or duty of confidentiality.

32.5.7

Notwithstanding anything to the contrary expressed or implied in any Finance Document, the Social and Environmental Agent  shall not:

(a)

be bound to enquire as to (i) whether any representation made or deemed to be made by any Project Party is true, (ii) the occurrence or otherwise of any Default or (iii) the performance, default or any breach by a Project Party of any of its obligations under any of the Transaction Documents or by a Risk Cover Provider of any of its obligations in respect of a Risk Cover Instrument;

(b)

be under any obligations other than those which are specifically provided for in the Finance Documents;

(c)

be bound to exercise any right, power or discretion vested in it under any of the Finance Documents unless instructed to do so in accordance with the Finance Documents; or

(d)

have or be deemed to have any duty, obligation or responsibility to, or relationship of trust or agency with any Project Party.

32.6

Instructions

32.6.1

Unless a contrary indication appears in a Finance Document, the Social and Environmental Agent  shall (a) exercise any right, power, authority or discretion vested in it as Social and Environmental Agent  in accordance with any instructions given to it in accordance with the Intercreditor Agreement (or,

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if so instructed in accordance with the Intercreditor Agreement, refrain from acting or exercising any right, power, authority or discretion vested in it as Social and Environmental Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction given in accordance with the Intercreditor Agreement.

32.6.2

Unless a contrary indication appears in a Finance Document, any instructions given in accordance with the Intercreditor Agreement will be binding on all the Finance Parties.

32.6.3

The Social and Environmental Agent  may refrain from acting in accordance with the instructions of the Lenders, the Finance Parties or any group thereof until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

32.6.4

In the absence of instructions in accordance with the Intercreditor Agreement the Social and Environmental Agent  may act (or refrain from taking action) as it considers to be in the best interests of the Finance Parties.

32.6.5

The Social and Environmental Agent  may refrain from exercising any right, power or discretion vested in it as agent under any Finance Document unless and until instructed in accordance with the Intercreditor Agreement as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised.

32.6.6

The Social and Environmental Agent  is not authorised to act on behalf of any other Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document.

32.7

Responsibility for Documentation

The Social and Environmental Agent shall not be responsible for:

32.7.1

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any other Party, a Project Party or any other Person given in or in connection with any Transaction Document or the Information Memorandum or the transactions contemplated in the Transaction Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction Documents;

32.7.2

the collectability of amounts payable under any Finance Document or under any Risk Cover Instrument; or

32.7.3

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any Risk Cover Instrument or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document, the Transaction Security or any Risk Cover Instrument.

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32.8

Exclusion of Liability

32.8.1

Without limiting sub-clause 32.8.2, the Social and Environmental Agent  will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

32.8.2

No Party (other than the Social and Environmental Agent) may take any proceedings against any officer, employee or agent of the Social and Environmental Agent, an Account Bank or the Offshore Security Agent in respect of any claim it might have against the Social and Environmental Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, and any officer, employee or agent of the Social and Environmental Agent  may rely on this sub-clause 32.8.2 and enforce its terms under the Third Parties Act.

32.9

Lenders' Indemnity to the Social and Environmental Agent

32.9.1

Each Lender shall (in the proportion that its Commitment bears to the aggregate of the Commitments of all the Lenders for the time being (or, if the Commitment of each such Lender is zero, immediately prior to their being reduced to zero)) indemnify the Social and Environmental Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the Social and Environmental Agent (otherwise than by reason of the Social and Environmental Agent 's gross negligence or wilful misconduct) in acting as Social and Environmental Agent under the Finance Documents (unless the Social and Environmental Agent has been reimbursed by a Project Party pursuant to a Finance Document).

32.9.2

The Borrower shall, on demand, indemnify each Lender against any amounts paid by it under this Clause 32.9 (Lenders' Indem).

32.10

Resignation of the Social and Environmental Agent

32.10.1

The Social and Environmental Agent may resign and appoint one of its Affiliates acting through an office outside Eritrea as successor by giving notice to the other Finance Parties and the Borrower.

32.10.2

Alternatively the Social and Environmental Agent may resign by giving notice to the other Finance Parties and the Borrower, in which case the Lenders may appoint a successor Social and Environmental Agent .

32.10.3

If the Lenders have not appointed a successor Social and Environmental Agent  in accordance with sub-clause 32.10.2 within 30 days after notice of resignation was given, the Social and Environmental Agent may appoint a successor Social and Environmental Agent (acting through an office outside Eritrea).

32.10.4

The retiring Social and Environmental Agent shall, at its own cost, make available to the successor Social and Environmental Agent such documents

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and records and provide such assistance as the successor Social and Environmental Agent may reasonably request for the purposes of performing its functions as Social and Environmental Agent under the Finance Documents.

32.10.5

The Social and Environmental Agent 's resignation notice shall only take effect if the conditions for an effective transfer by an Agent set out in Clause 29 (Change of Agen) have been satisfied.

32.10.6

Upon the appointment of a successor, the retiring Social and Environmental Agent  shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 32.10.  Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

32.10.7

After consultation with the Borrower, the Lenders may, by notice to the Social and Environmental Agent, require it to resign in accordance with sub-clause 32.10.2.  In this event, the Social and Environmental Agent  shall resign in accordance with sub-clause 32.10.2 (except that the Social and Environmental Agent 's notice referred to in sub-clause 32.10.2 shall be deemed to have been given on the date of such notice from the Lenders).

32.11

Agency Division Separate

32.11.1

In acting as agent for the Finance Parties, the Social and Environmental Agent  shall be regarded as acting through its social and environmental division, which shall be treated as a separate entity from any other of its divisions or departments.

32.11.2

If information is received by another division or department of the Social and Environmental Agent , it may be treated as confidential to that division or department and the Social and Environmental Agent  shall not be deemed to have notice of it.

32.12

Social and Environmental Agent 's Management Time

If a Default has occurred and is continuing, any amount payable to the Social and Environmental Agent  under Clause 12.4 (Indemnity to t), Clause 13 (Costs and Expe) and Clause 32.9 (Lenders' Indem) shall include the cost of utilising the Social and Environmental Agent 's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Social and Environmental Agent  may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Social and Environmental Agent under Clause 9 (Fees).

32.13

Relationship with the Lenders and the Facility Representatives

32.13.1

The Social and Environmental Agent  may treat each Lender as a Lender acting through its Facility Office unless it has received not less than five (5)

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Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

32.13.2

The Social and Environmental Agent  shall be entitled to assume that any information provided by a Lender pursuant to this Agreement or any other Finance Document is true and correct in all respects until it has received from that Lender notice of a change to that information and shall be entitled to act upon any such notice until it is superseded by a further notice.

32.13.3

The Social and Environmental Agent  may treat each Facility Representative as the duly appointed and authorised representative of the Lenders under the Facility Agreement under which it is Facility Representative until it receives written notice to the contrary from such Lenders.

33.

THE INSURANCE AGENT

33.1

Appointment of the Insurance Agent

33.1.1

Each of the other Finance Parties appoints the Insurance Agent to act as its Insurance Agent under and in connection with the functions of the Insurance Agent expressly mentioned in the Finance Documents.

33.1.2

Each of the other Finance Parties authorises the Insurance Agent to:

(a)

act on its behalf in accordance with the instructions given to the Insurance Agent by the Lenders pursuant to the Intercreditor Agreement; and

(b)

to exercise the rights, powers, authorities and discretions specifically given to the Insurance Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

33.1.3

The Insurance Agent shall not have any duties in respect of any matters where a Finance Document does not expressly provide that the Insurance Agent has a function in respect of that matter.

33.2

Duties of the Insurance Agent

33.2.1

The Insurance Agent shall promptly forward to a Party the original or a copy of any notice or document received by it in its capacity as Insurance Agent for that Party by any other Party and inform the Lenders of the contents of any material notice or document received by it in its capacity as Insurance Agent from the Borrower or the Insurance Consultant.

33.2.2

Except where this Agreement or another Finance Document specifically provides otherwise, the Insurance Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

33.2.3

The Insurance Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

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33.3

No fiduciary duties

33.3.1

Nothing in this Agreement constitutes the Insurance Agent as a trustee or fiduciary of any other Person.

33.3.2

The Insurance Agent shall not be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

33.4

Business with a Project Party

The Insurance Agent may accept deposits from, lend money to and generally engage in any land of banking or other business with any Project Party and any of its Affiliates.

33.5

Rights and discretions of the Insurance Agent

33.5.1

The Insurance Agent may rely on:

(a)

any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(b)

any statement made by a director, authorised signatory or employee of any Person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

33.5.2

The Insurance Agent may assume (unless it has received notice to the contrary in its capacity as agent for the other Finance Parties) that:

(a)

no Project Party is in breach of or default under any of its obligations under any Transaction Document to which it is a Party, and that no Default has occurred;

(b)

any right, power, authority or discretion vested in any Person or any group thereof has not been exercised; and

(c)

any notice or request made by the Borrower is made on behalf of and with the consent and knowledge of each Project Party.

33.5.3

The Insurance Agent may engage, pay for and rely on the advice or services of any advisors, lawyers, accountants, surveyors, engineers or other experts.

33.5.4

The Insurance Agent may act in relation to the Finance Documents through its personnel and agents.

33.5.5

The Insurance Agent may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

33.5.6

Notwithstanding any other provision of any Finance Document to the contrary the Insurance Agent is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty or duty of confidentiality.

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33.5.7

Notwithstanding anything to the contrary expressed or implied in any Finance Document, the Insurance Agent shall not:

(a)

be bound to enquire as to (i) whether any representation made or deemed to be made by any Project Party is true, (ii) the occurrence or otherwise of any Default or (iii) the performance, default or any breach by a Project Party of any of its obligations under any of the Transaction Documents or of a Risk Cover Provider of any of its obligations in respect of a Risk Cover Instrument;

(b)

be under any obligations other than those which are specifically provided for in the Finance Documents;

(c)

be bound to exercise any right, power or discretion vested in it under any of the Finance Documents unless instructed to do so in accordance with the Finance Documents; or

(d)

have or be deemed to have any duty, obligation or responsibility to, or relationship of trust or agency with any Project Party.

33.6

Instructions

33.6.1

Unless a contrary indication appears in a Finance Document, the Insurance Agent shall (a) exercise any right, power, authority or discretion vested in it as Insurance Agent in accordance with any instructions given to it in accordance with the Intercreditor Agreement (or, if so instructed in accordance with the Intercreditor Agreement, refrain from acting or exercising any right, power, authority or discretion vested in it as Insurance Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction given in accordance with the Intercreditor Agreement.

33.6.2

Unless a contrary indication appears in a Finance Document, any instructions given in accordance with the Intercreditor Agreement will be binding on all the Finance Parties.

33.6.3

The Insurance Agent may refrain from acting in accordance with the instructions of the Lenders, the Finance Parties or any group thereof until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

33.6.4

In the absence of instructions in accordance with the Intercreditor Agreement the Insurance Agent may act (or refrain from taking action) as it considers to be in the best interests of the Finance Parties.

33.6.5

The Insurance Agent may refrain from exercising any right, power or discretion vested in it as agent under any Finance Document unless and until instructed in accordance with the Intercreditor Agreement as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised.

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33.6.6

The Insurance Agent is not authorised to act on behalf of any other Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document.

33.7

Responsibility for Documentation

The Insurance Agent shall not be responsible for:

33.7.1

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any other Party, a Project Party or any other Person given in or in connection with any Transaction Document or the Information Memorandum or the transactions contemplated in the Transaction Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction Documents;

33.7.2

the collectability of amounts payable under any Finance Document or under any Risk Cover Instrument; or

33.7.3

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any Risk Cover Instrument or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document, the Transaction Security or any Risk Cover Instrument.

33.8

Exclusion of Liability

33.8.1

Without limiting sub-clause 33.8.2, the Insurance Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

33.8.2

No Party (other than the Insurance Agent) may take any proceedings against any officer, employee or agent of the Insurance Agent, an Account Bank or the Offshore Security Agent in respect of any claim it might have against the Insurance Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, and any officer, employee or agent of the Insurance Agent may rely on this sub-clause 33.8.2 and enforce its terms under the Third Parties Act.

33.9

Lenders' Indemnity to the Insurance Agent

33.9.1

Each Lender shall (in the proportion that its Commitment bears to the aggregate of the Commitments of all the Lenders for the time being (or, if the Commitment of each such Lender is zero, immediately prior to their being reduced to zero)) indemnify the Insurance Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the Insurance Agent (otherwise than by reason of the Insurance Agent's gross negligence or wilful misconduct) in acting as Insurance Agent under the Finance Documents (unless the Insurance Agent has been reimbursed by a Project Party pursuant to a Finance Document).

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33.9.2

The Borrower shall, on demand, indemnify each Lender against any amounts paid by it under this Clause 33.9 (Lenders' Indem).

33.10

Resignation of the Insurance Agent

33.10.1

The Insurance Agent may resign and appoint one of its Affiliates acting through an office outside Eritrea as successor by giving notice to the other Finance Parties and the Borrower.

33.10.2

Alternatively the Insurance Agent may resign by giving notice to the other Finance Parties and the Borrower, in which case the Lenders may appoint a successor Insurance Agent.

33.10.3

If the Lenders have not appointed a successor Insurance Agent in accordance with sub-clause 33.10.2 within 30 days after notice of resignation was given, the Insurance Agent may appoint a successor Insurance Agent (acting through an office outside Eritrea).

33.10.4

The retiring Insurance Agent shall, at its own cost, make available to the successor Insurance Agent such documents and records and provide such assistance as the successor Insurance Agent may reasonably request for the purposes of performing its functions as Insurance Agent under the Finance Documents.

33.10.5

The Insurance Agent's resignation notice shall only take effect if the conditions for an effective transfer by an Agent set out in Clause 29 (Change of Agen) have been satisfied.

33.10.6

Upon the appointment of a successor, the retiring Insurance Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 33.10.  Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

33.10.7

After consultation with the Borrower, the Lenders may, by notice to the Insurance Agent, require it to resign in accordance with sub-clause 33.10.2.  In this event, the Insurance Agent shall resign in accordance with sub-clause 33.10.2 (except that the Insurance Agent's notice referred to in sub-clause 33.10.2 shall be deemed to have been given on the date of such notice from the Lenders).

33.11

Agency Division Separate

33.11.1

In acting as agent for the Finance Parties, the Insurance Agent shall be regarded as acting through its agency division, which shall be treated as a separate entity from any other of its divisions or departments.

33.11.2

If information is received by another division or department of the Insurance Agent, it may be treated as confidential to that division or department and the Insurance Agent shall not be deemed to have notice of it.

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33.12

Insurance Agent's Management Time

If a Default has occurred and is continuing, any amount payable to the Insurance Agent under Clause 12.4 (Indemnity to t), Clause 13 (Costs and Expe) and Clause 33.9 (Lenders' Indem) shall include the cost of utilising the Insurance Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Insurance Agent may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Insurance Agent under Clause 9 (Fees).

33.13

Relationship with the Lenders and the Facility Representatives

33.13.1

The Insurance Agent may treat each Lender as a Lender acting through its Facility Office unless it has received not less than five (5) Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

33.13.2

The Insurance Agent shall be entitled to assume that any information provided by a Lender pursuant to this Agreement or any other Finance Document is true and correct in all respects until it has received from that Lender notice of a change to that information and shall be entitled to act upon any such notice until it is superseded by a further notice.

33.13.3

The Insurance Agent may treat each Facility Representative as the duly appointed and authorised agent of the Lenders under the Facility Agreement under which it is Facility Representative until it receives written notice to the contrary from such Lenders.

34.

THE MODELLING AND TECHNICAL BANK

34.1

Appointment of the Modelling and Technical Bank

34.1.1

Each of the other Finance Parties appoints the Modelling and Technical Bank to act as its Modelling and Technical Bank under and in connection with the functions of the Modelling and Technical Bank expressly mentioned in the Finance Documents.

34.1.2

Each of the other Finance Parties authorises the Modelling and Technical Bank to:

(a)

act on its behalf in accordance with the instructions given to the Modelling and Technical Bank by the Lenders pursuant to the Intercreditor Agreement; and

(b)

to exercise the rights, powers, authorities and discretions specifically given to the Modelling and Technical Bank under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

34.1.3

The Modelling and Technical Bank shall not have any duties in respect of any matters where a Finance Document does not expressly provide that the Modelling and Technical Bank has a function in respect of that matter.

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34.2

Duties of the Modelling and Technical Bank

34.2.1

The Modelling and Technical Bank shall promptly forward to a Party the original or a copy of any notice or document received by it in its capacity as Modelling and Technical Bank for that Party by any other Party and inform the Lenders of the contents of any notice or document received by it in its capacity as Modelling and Technical Bank from the Borrower or the Independent Technical Consultant.

34.2.2

Except where this Agreement or another Finance Document specifically provides otherwise, the Modelling and Technical Bank is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

34.2.3

The Modelling and Technical Bank's duties under the Finance Documents are solely mechanical and administrative in nature.

34.3

No fiduciary duties

34.3.1

Nothing in this Agreement constitutes the Modelling and Technical Bank as a trustee or fiduciary of any other Person.

34.3.2

The Modelling and Technical Bank shall not be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

34.4

Business with a Project Party

The Modelling and Technical may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Project Party and any of its Affiliates.

34.5

Rights and discretions of the Modelling and Technical Bank

34.5.1

The Modelling and Technical Bank may rely on:

(a)

any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(b)

any statement made by a director, authorised signatory or employee of any Person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

34.5.2

The Modelling and Technical Bank may assume (unless it has received notice to the contrary in its capacity as agent for the other Finance Parties) that:

(a)

no Project Party is in breach of or default under any of its obligations under any Transaction Document to which it is a Party, and that no Default has occurred;

(b)

any right, power, authority or discretion vested in any Person or any group thereof has not been exercised; and

PARIS-1-1004889-v29B- 217 -36-40397380

(c)

any notice or request made by the Borrower is made on behalf of and with the consent and knowledge of each Project Party.

34.5.3

The Modelling and Technical Bank may engage, pay for and rely on the advice or services of any advisors, lawyers, accountants, surveyors, engineers or other experts.

34.5.4

The Modelling and Technical Bank may act in relation to the Finance Documents through its personnel and agents.

34.5.5

The Modelling and Technical Bank may disclose to any other Party any information it reasonably believes it has received as agent under the Finance Documents.

34.5.6

Notwithstanding any other provision of any Finance Document to the contrary the Modelling and Technical Bank is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty or duty of confidentiality.

34.5.7

Notwithstanding anything to the contrary expressed or implied in any Finance Document, the Modelling and Technical Bank shall not:

(a)

be bound to enquire as to (i) whether any representation made or deemed to be made by any Project Party is true, (ii) the occurrence or otherwise of any Default or (iii) the performance, default or any breach by a Project Party of any of its obligations under any of the Transaction Documents or by a Risk Cover Provider in respect of a Risk Cover Instrument;

(b)

be under any obligations other than those which are specifically provided for in the Finance Documents;

(c)

be bound to exercise any right, power or discretion vested in it under any of the Finance Documents unless instructed to do so in accordance with the Finance Documents; or

(d)

have or be deemed to have any duty, obligation or responsibility to, or relationship of trust or agency with any Project Party.

34.6

Instructions

34.6.1

Unless a contrary indication appears in a Finance Document, the Modelling and Technical Bank shall (a) exercise any right, power, authority or discretion vested in it as Modelling and Technical Bank in accordance with any instructions given to it in accordance with the Intercreditor Agreement (or, if so instructed in accordance with the Intercreditor Agreement, refrain from acting or exercising any right, power, authority or discretion vested in it as Modelling and Technical Bank) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction given in accordance with the Intercreditor Agreement.

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34.6.2

Unless a contrary indication appears in a Finance Document, any instructions given in accordance with the Intercreditor Agreement will be binding on all the Finance Parties.

34.6.3

The Modelling and Technical Bank may refrain from acting in accordance with the instructions of the Lenders, the Finance Parties or any group thereof until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

34.6.4

In the absence of instructions in accordance with the Intercreditor Agreement the Modelling and Technical Bank may act (or refrain from taking action) as it considers to be in the best interests of the Finance Parties.

34.6.5

The Modelling and Technical Bank may refrain from exercising any right, power or discretion vested in it as agent under any Finance Document unless and until instructed in accordance with the Intercreditor Agreement as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised.

34.6.6

The Modelling and Technical Bank is not authorised to act on behalf of any other Finance Party (without first obtaining that Finance Party's consent) in any legal or arbitration proceedings relating to any Finance Document.

34.7

Responsibility for Documentation

The Modelling and Technical Bank shall not be responsible for:

34.7.1

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any other Party, a Project Party or any other Person given in or in connection with any Transaction Document or the Information Memorandum or the transactions contemplated in the Transaction Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Transaction Documents;

34.7.2

the collectability of amounts payable under any Finance Document or under any Risk Cover Instrument; or

34.7.3

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any Risk Cover Instrument or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document, the Transaction Security or any Risk Cover Instrument.

34.8

Exclusion of Liability

34.8.1

Without limiting sub-clause 34.8.2, the Modelling and Technical Bank will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

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34.8.2

No Party (other than the Modelling and Technical Bank) may take any proceedings against any officer, employee or agent of the Modelling and Technical Bank, an Account Bank or the Offshore Security Agent in respect of any claim it might have against the Modelling and Technical Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, and any officer, employee or agent of the Modelling and Technical Bank may rely on this sub-clause 34.8.2 and enforce its terms under the Third Parties Act.

34.9

Lenders' Indemnity to the Modelling and Technical Bank

34.9.1

Each Lender shall (in the proportion that its Commitment bears to the aggregate of the Commitments of all the Lenders for the time being (or, if the Commitment of each such Lender is zero, immediately prior to their being reduced to zero)) indemnify the Modelling and Technical Bank, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the Modelling and Technical Bank (otherwise than by reason of the Modelling and Technical Bank's gross negligence or wilful misconduct) in acting as Modelling and Technical Bank under the Finance Documents (unless the Modelling and Technical Bank has been reimbursed by a Project Party pursuant to a Finance Document).

34.9.2

The Borrower shall, on demand, indemnify each Lender against any amounts paid by it under this Clause 34.9 (Lenders' Indem).

34.10

Resignation of the Modelling and Technical Bank

34.10.1

The Modelling and Technical Bank may resign and appoint one of its Affiliates acting through an office outside Eritrea as successor by giving notice to the other Finance Parties and the Borrower.

34.10.2

Alternatively the Modelling and Technical Bank may resign by giving notice to the other Finance Parties and the Borrower, in which case the Lenders may appoint a successor Modelling and Technical Bank.

34.10.3

If the Lenders have not appointed a successor Modelling Technical Bank in accordance with sub-clause 34.10.2 within 30 days after notice of resignation was given, the Modelling and Technical Bank may appoint a successor Modelling and Technical Bank (acting through an office outside Eritrea).

34.10.4

The retiring Modelling and Technical Bank shall, at its own cost, make available to the successor Modelling and Technical Bank such documents and records and provide such assistance as the successor Modelling and Technical Bank may reasonably request for the purposes of performing its functions as Modelling and Technical Bank under the Finance Documents.

34.10.5

The Modelling and Technical Bank's resignation notice shall only take effect if the conditions for an effective transfer by an Agent set out in Clause 29 (Change of Agen) have been satisfied.

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34.10.6

Upon the appointment of a successor, the retiring Modelling and Technical Bank shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 34.10.  Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

34.10.7

After consultation with the Borrower, the Lenders may, by notice to the Modelling and Technical Bank, require it to resign in accordance with sub-clause 34.10.2.  In this event, the Modelling and Technical Bank shall resign in accordance with sub-clause  (except that the Modelling and Technical Bank's notice referred to in sub-clause 34.10.2 shall be deemed to have been given on the date of such notice from the Lenders).

34.11

Agency Division Separate

34.11.1

In acting as agent for the Finance Parties, the Modelling and Technical Bank shall be regarded as acting through its modelling and technical divisions, which shall be treated as a separate entity from any other of its divisions or departments.

34.11.2

If information is received by another division or department of the Modelling and Technical Bank, it may be treated as confidential to that division or department and the Modelling and Technical Bank shall not be deemed to have notice of it.

34.12

Modelling and Technical Bank's Management Time

If a Default has occurred and is continuing, any amount payable to the Modelling and Technical Bank under Clause 12.4 (Indemnity to t), Clause 13 (Costs and Expe) and Clause 34.9 (Lenders' Indem) shall include the cost of utilising the Modelling and Technical Bank's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Modelling and Technical Bank' may notify to the Borrower and the Lenders, and is in addition to any fee paid or payable to the Modelling and Technical Bank under Clause 9 (Fees).

34.13

Relationship with the Lenders and the Facility Representatives

34.13.1

The Modelling and Technical Bank may treat each Lender as a Lender acting through its Facility Office unless it has received not less than five (5) Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

34.13.2

The Modelling and Technical Bank shall be entitled to assume that any information provided by a Lender pursuant to this Agreement or any other Finance Document is true and correct in all respects until it has received from that Lender notice of a change to that information and shall be entitled to act upon any such notice until it is superseded by a further notice.

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34.13.3

The Modelling and Technical Bank may treat each Facility Representative as the duly appointed and authorised representative of the Lenders under the Facility Agreement under which it is Facility Representative until it receives written notice to the contrary from such Lenders.

35.

THE OFFSHORE SECURITY AGENT

The Parties agree that the provisions of the Offshore Security Agency Agreement shall, without prejudice to the provisions of the Intercreditor Agreement, govern the relationship between the Offshore Security Agent and the other Parties.

36.

THE ONSHORE SECURITY AGENT

The Parties agree that the provisions of the Onshore Security Agency Agreement shall, without prejudice to the provisions of the Intercreditor Agreement, govern the relationship between the Onshore Security Agent and the other Parties.

37.

THE ECIC AGENTS

37.1

Appointment of the ECIC Senior Agent

37.1.1

Each of the ECIC Senior Lenders appoints the ECIC Senior Agent to act as its agent under and in connection with the Finance Documents and the ECIC Senior Facility Policy.

37.1.2

Each of the ECIC Senior Lenders irrevocably authorises the ECIC Senior Agent to exercise the rights, powers, authorities and discretions specifically given to the ECIC Senior Agent under or in connection with the Finance Documents and the ECIC Senior Facility Policy together with any other incidental rights, powers, authorities and discretions.

37.2

Appointment of the ECIC Senior Cost Overrun and Subordinated Agent

37.2.1

Each of the ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders appoints the ECIC Senior Cost Overrun and Subordinated Agent to act as its agent under and in connection with the Finance Documents and the ECIC Senior Cost Overrun and Subordinated Facility Policy.

37.2.2

Each of the ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders irrevocably authorises the ECIC Senior Cost Overrun and Subordinated Agent to exercise the rights, powers, authorities and discretions specifically given to the ECIC Senior Cost Overrun and Subordinated Agent under or in connection with the Finance Documents and the ECIC Senior Cost Overrun and Subordinated Facility Policy together with any other incidental rights, powers, authorities and discretions.

37.3

Duties of the ECIC Agents

37.3.1

Each ECIC Agent shall promptly forward to a ECIC Party the original or a copy of any document which is delivered to that ECIC Agent for that ECIC Party.

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37.3.2

Except where this Agreement or another Finance Document specifically provides otherwise, no ECIC Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another ECIC Party.

37.3.3

If the ECIC Senior Agent receives notice from a Person which is party to a Finance Document referring to a ECIC Facility Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the ECIC Senior Lenders.

37.3.4

If the ECIC Senior Cost Overrun and Subordinated Agent receives notice from a Person which is party to a Finance Document referring to a ECIC Facility Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders.

37.3.5

If the ECIC Senior Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a ECIC Senior Lender under this Agreement or the ECIC Senior Facility Agreement, it shall promptly notify the other ECIC Senior Lenders.

37.3.6

If the ECIC Senior Cost Overrun and Subordinated Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a ECIC Senior Cost Overrun Lender or a ECIC Subordinated Lender under this Agreement, the ECIC Senior Cost Overrun Facility Agreement or the XXX ECIC Subordinated Facility Agreement, it shall promptly notify the other ECIC Senior Cost Overrun Lenders and ECIC Subordinated Lenders.

37.3.7

Each ECIC Agent's duties under the Finance Documents and the ECIC Policies are solely mechanical and administrative in nature.

37.4

No fiduciary duties

37.4.1

Nothing in this Agreement, any other Finance Document or a ECIC Policy constitutes a ECIC Agent as a trustee or fiduciary of any other Person.

37.4.2

No ECIC Agent shall be bound to account to any ECIC Lender for any sum or the profit element of any sum received by it for its own account.

37.5

Business with the any of the Borrower Parties

Each ECIC Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Borrower Parties.

37.6

Rights and discretions of the ECIC Agent

37.6.1

Each ECIC Agent may rely on:

(a)

any representation, notice or document reasonably believed by it to be genuine, correct and appropriately authorised; and

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(b)

any statement made by a director, authorised signatory or employee of any Person regarding any matters which may reasonably be assumed to be within its knowledge or within its power to verify.

37.6.2

Each ECIC Agent may assume (unless it has received notice to the contrary in its capacity as agent for the relevant ECIC Lenders) that:

(a)

no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment) resulting from the non-payment by the Borrower of an amount due from it under an ECIC Facility Agreement);

(b)

any right, power, authority or discretion vested in any ECIC Party or group of ECIC Lenders has not been exercised; and

(c)

any notice or request made by the Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all other Borrower Parties.

37.6.3

Each ECIC Agent may rely on the advice or services of any lawyers, accountants, surveyors or other experts retained by the Project Facilities Agent and may engage such advice or services separately, in accordance with Clause 13.5 (Independent Consultants).

37.6.4

Each ECIC Agent may act in relation to the Finance Documents and the ECIC Policies through its personnel and agents.

37.6.5

Each ECIC Agent may disclose to any other Party any information it reasonably believes it has received under this Agreement, any other Finance Document or any ECIC Policy.

37.6.6

Notwithstanding any other provision of any Finance Document or any ECIC Policy to the contrary, no ECIC Agent is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty or duty of confidentiality.

37.7

Instructions

37.7.1

Each ECIC Agent shall act in accordance with instructions given to it in accordance with the Intercreditor Agreement.

37.7.2

The Borrower acknowledges and agrees that:

(a)

each of the ECIC Agents and the ECIC Lenders are required to act or refrain from acting and to exercise any right, power, authority or discretion vested in it as a ECIC Agent or ECIC Lender in accordance with the relevant ECIC Policy and with instructions duly given to it by ECIC; and

(b)

each of the ECIC Agent and the ECIC Lenders will not be acting or making any determination unreasonably if such action or determination

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is made in accordance with a ECIC Policy or with instructions duly given to it by ECIC.

37.8

Responsibility for documentation

No ECIC Agent is responsible for:

37.8.1

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by that ECIC Agent, the Borrower or any other Person given in or in connection with any Transaction Document or the Information Memorandum or the ECIC Policies; and

37.8.2

the collectability of amounts payable under any Finance Document or under any ECIC Policy; or

37.8.3

the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, any Transaction Security, any ECIC Policy or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Transaction Document or any ECIC Policy.

37.9

Exclusion of liability

37.9.1

Without limiting Clause 37.9.2 below, each ECIC Agent will not be liable for any action taken by it under or in connection with any Finance Document or any ECIC Policy, unless directly caused by its gross negligence or wilful misconduct.

37.9.2

No Party may take any proceedings against any officer, employee or agent of a ECIC Agent (in their personal capacity) in respect of any claim it might have against a ECIC Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any ECIC Policy, and any officer, employee or agent of the ECIC Agent may rely on this Clause 37.9 subject to Clause ?1.5 (Third Party Ri) and the provisions of the Third Parties Act.

37.9.3

No ECIC Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents or a ECIC Policy to be paid by the ECIC Agent if the ECIC Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by that ECIC Agent for that purpose.

37.9.4

Nothing in this Agreement shall oblige a ECIC Agent to carry out any "know your customer" or other checks in relation to any Person on behalf of any ECIC Lender and each ECIC Lender confirms to the ECIC Agents that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by a ECIC Agent.

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37.10

The ECIC Lenders' indemnity to the ECIC Agents

37.10.1

Each ECIC Senior Lender shall (in proportion to its share of the aggregate Commitments under the ECIC Senior Facility or, if the aggregate Commitments under the ECIC Senior Facility are then zero, to its share of the aggregate Commitments under the ECIC Senior Facility immediately prior to their reduction to zero) indemnify the ECIC Senior Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the ECIC Senior Agent (otherwise than by reason of the ECIC Senior Agent's gross negligence or wilful misconduct) in acting as ECIC Senior Agent under the Finance Documents and the ECIC Senior Facility Policy (unless the ECIC Senior Agent has been reimbursed by the Borrower pursuant to a Finance Document).

37.10.2

Each ECIC Senior Cost Overrun Lender and ECIC Subordinated Lender shall (in proportion to its share of the aggregate Commitments under the ECIC Senior Cost Overrun Facility and ECIC Subordinated Facilities or, if the aggregate Commitments under the ECIC Senior Cost Overrun Facility and ECIC Subordinated Facilities are then zero, to its share of the aggregate Commitments under the ECIC Senior Cost Overrun Facility and ECIC Subordinated Facilities immediately prior to their reduction to zero) indemnify the ECIC Senior Cost Overrun and Subordinated Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the ECIC Senior Cost Overrun and Subordinated Agent (otherwise than by reason of the ECIC Senior Cost Overrun and Subordinated Agent's gross negligence or wilful misconduct) in acting as ECIC Senior Cost Overrun and Subordinated Agent under the Finance Documents and the ECIC Senior Cost Overrun and Subordinated Facility Policy (unless the ECIC Senior Cost Overrun and Subordinated Agent has been reimbursed by the Borrower pursuant to a Finance Document).

37.10.3

The Borrower shall, on demand, indemnify each ECIC Lender against any amounts paid by it under Clause 37.10.1 and/or Clause 37.10.2.

37.11

Confidentiality

37.11.1

In acting as agent for the relevant ECIC Lenders, each ECIC Agent shall be regarded as acting through its agency division, which shall be treated as a separate entity from any other of its divisions or departments.

37.11.2

If information is received by another division or department of a ECIC Agent, it may be treated as confidential to that division or department and that ECIC Agent shall not be deemed to have notice of it.

37.12

Relationship with the ECIC Lenders

Each ECIC Agent may treat each ECIC Lender as a ECIC Lender, entitled to payments under this Agreement, the other Finance Documents and the ECIC Policies and acting through its Facility Office unless it has received not less than five (5) Business Days' prior notice from that ECIC Lender to the contrary in accordance with the terms of this Agreement.

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37.13

Credit appraisal by the ECIC Lenders

Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each ECIC Lender confirms to each ECIC Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document or any ECIC Policy, including but not limited to:

37.13.1

the financial condition, status and nature of each of the Borrower Parties or ECIC;

37.13.2

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any ECIC Policy and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or any ECIC Policy;

37.13.3

whether ECIC Lender has recourse, and the nature and extent of that recourse, against any Party or ECIC or any of its respective assets under or in connection with any Finance Document or any ECIC Policy, the transactions contemplated by the Finance Documents or the ECIC Policies or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or any ECIC Policy; and

37.13.4

the adequacy, accuracy and/or completeness of the Information Memorandum and any information provided by any ECIC Agent, any Party or by any other Person under or in connection with any Finance Document or any ECIC Policy, the transactions contemplated by the Finance Documents or any ECIC Facility Policy or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or any ECIC Policy

37.14

Compliance with terms of the ECIC Policies

37.14.1

Each of the ECIC Senior Lenders undertakes to the ECIC Senior Agent and the other ECIC Senior Lenders (but not the Borrower) to use reasonable endeavours to co-operate with the ECIC Senior Agent and each other ECIC Senior Lender in taking such action and/or refraining from taking such action as may be necessary to ensure that the ECIC Senior Facility Policy continues in full force and effect.

37.14.2

Each of the ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders undertakes to the ECIC Senior Cost Overrun and Subordinated Agent and the other ECIC Senior Cost Overrun Lenders and the ECIC Subordinated Lenders (but not the Borrower) to use reasonable endeavours to co-operate with the ECIC Senior Cost Overrun and Subordinated Agent and each other ECIC Senior Cost Overrun Lender and ECIC Subordinated Lender in taking such action and/or refraining from taking such action as may be necessary to ensure that the ECIC Senior Cost Overrun and Subordinated Facility Policy continues in full force and effect.

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37.14.3

Each ECIC Senior Lender is severally responsible for complying with the terms of the ECIC Senior Facility Policy.

37.14.4

Each ECIC Senior Cost Overrun Lender and ECIC Subordinated Lender is severally responsible for complying with the terms of the ECIC Senior Cost Overrun and Subordinated Facility Policy.

37.14.5

The Parties consent to each ECIC Agent providing ECIC with any information requested in respect of the implementation of the terms of the Finance Documents and in respect of the Project generally.

37.15

ECIC Agent's Management Time

Any amount payable to a ECIC Agent under Clause 12.4 (Indemnity to the Agents) and 13 (Costs and Expe) and Clause  37.10 (The ECIC Lende) shall include the cost of utilising that ECIC Agent's management time or other resources (provided that the same are incurred other than in the course of its day-to-day business as that ECIC Agent hereunder and as recompensed through the annual fee paid to that ECIC Agent under a Fee Letter) and will be calculated on the basis of such reasonable daily or hourly rates as that ECIC Agent may notify to the Borrower and the ECIC Lenders that it represents, and is in addition to any fee paid or payable to the ECIC Agent under Clause 9 (Fees).

38.

THE UFK AGENTS

38.1

Appointment of the UFK Senior Agent

38.1.1

Each of the UFK Senior Lenders and the UFK Senior Cost Overrun Lenders appoints the UFK Senior Agent to act as its agent under and in connection with the Finance Documents and the UFK Senior Facilities Policy.

38.1.2

Each of the UFK Senior Lenders and the UFK Senior Cost Overrun Lenders irrevocably authorises the UFK Senior Agent to exercise the rights, powers, authorities and discretions specifically given to the UFK Senior Agent under or in connection with the Finance Documents and the UFK Senior Facilities Policy together with any other incidental rights, powers, authorities and discretions.

38.2

Appointment of the UFK Subordinated Agent

38.2.1

Each of the UFK Subordinated Lenders appoints the UFK Subordinated Agent to act as its agent under and in connection with the Finance Documents and the UFK Subordinated Facilities Policy.

38.2.2

Each of the UFK Subordinated Lenders irrevocably authorises the UFK Subordinated Agent to exercise the rights, powers, authorities and discretions specifically given to the UFK Subordinated Agent under or in connection with the Finance Documents and the UFK Subordinated Facilities Policy together with any other incidental rights, powers, authorities and discretions.

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38.3

Duties of the UFK Agents

38.3.1

Each UFK Agent shall promptly forward to a UFK Party the original or a copy of any document which is delivered to that UFK Agent for that UFK Party.

38.3.2

Except where this Agreement or another Finance Document specifically provides otherwise, no UFK Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another UFK Party.

38.3.3

If the UFK Senior Agent receives notice from a Person which is party to a Finance Document referring to a UFK Covered Facility Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the UFK Senior Lenders.

38.3.4

If the UFK Subordinated Agent receives notice from a Person which is party to a Finance Document referring to a UFK Covered Facility Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the UFK Subordinated Lenders.

38.3.5

If the UFK Senior Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a UFK Senior Lender under this Agreement, the UFK Covered Senior Facility Agreement or the UFK Covered Senior Cost Overrun Facility Agreement, it shall promptly notify the other UFK Senior Lenders.

38.3.6

If the UFK Subordinated Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a UFK Subordinated Lender under this Agreement, the XXX UFK Covered Subordinated Facility Agreement or the XXXX UFK Covered Subordinated Facility Agreement, it shall promptly notify the other UFK Subordinated Lenders.

38.3.7

Each UFK Agent's duties under the Finance Documents and the UFK Policies are solely mechanical and administrative in nature.

38.4

No fiduciary duties

38.4.1

Nothing in this Agreement, any other Finance Document or a UFK Policy constitutes a UFK Agent as a trustee or fiduciary of any other Person.

38.4.2

No UFK Agent shall be bound to account to any UFK Lender for any sum or the profit element of any sum received by it for its own account.

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38.5

Business with the any of the Borrower Parties

Each UFK Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Borrower Parties.

38.6

Rights and discretions of the UFK Agent

38.6.1

Each UFK Agent may rely on:

(a)

any representation, notice or document reasonably believed by it to be genuine, correct and appropriately authorised; and

(b)

any statement made by a director, authorised signatory or employee of any Person regarding any matters which may reasonably be assumed to be within its knowledge or within its power to verify.

38.6.2

Each UFK Agent may assume (unless it has received notice to the contrary in its capacity as agent for the relevant UFK Lenders) that:

(a)

no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment) resulting from the non-payment by the Borrower of an amount due from it under a UFK Covered Facility Agreement);

(b)

any right, power, authority or discretion vested in any UFK Party or group of UFK Lenders has not been exercised; and

(c)

any notice or request made by the Borrower (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all other Borrower Parties.

38.6.3

Each UFK Agent may rely on the advice or services of any lawyers, accountants, surveyors or other experts retained by the Project Facilities Agent and may engage such advice or services separately, in accordance with Clause 13.5 (Independent Consultants).

38.6.4

Each UFK Agent may act in relation to the Finance Documents and the UFK Policies through its personnel and agents.

38.6.5

Each UFK Agent may disclose to any other Party any information it reasonably believes it has received under this Agreement, any other Finance Document or any UFK Policy.

38.6.6

Notwithstanding any other provision of any Finance Document or any UFK Policy to the contrary, no UFK Agent is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty or duty of confidentiality.

38.7

Instructions

38.7.1

Each UFK Agent shall act in accordance with instructions given to it in accordance with the Intercreditor Agreement.

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38.7.2

The Borrower acknowledges and agrees that:

(a)

each of the UFK Agents and the UFK Lenders are required to act or refrain from acting and to exercise any right, power, authority or discretion vested in it as a UFK Agent or UFK Lender in accordance with the relevant UFK Policy and with instructions duly given to it by the authorities of the Federal Republic of Germany under the UFK; and

(b)

each of the UFK Agent and the UFK Lenders will not be acting or making any determination unreasonably if such action or determination is made in accordance with a UFK Policy or with instructions duly given to it by the authorities of the Federal Republic of Germany under the UFK.

38.8

Responsibility for documentation

No UFK Agent is responsible for:

38.8.1

the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by that UFK Agent, the Borrower or any other Person given in or in connection with any Transaction Document or the Information Memorandum or the UFK Policies; and

38.8.2

the collectability of amounts payable under any Finance Document or under any UFK Policy; or

38.8.3

the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document, any Transaction Security, any UFK Policy or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Transaction Document or any UFK Policy.

38.9

Exclusion of liability

38.9.1

Without limiting Clause 38.9.2 below, each UFK Agent will not be liable for any action taken by it under or in connection with any Finance Document or any UFK Policy, unless directly caused by its gross negligence or wilful misconduct.

38.9.2

No Party may take any proceedings against any officer, employee or agent of a UFK Agent (in their personal capacity) in respect of any claim it might have against a UFK Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any UFK Policy, and any officer, employee or agent of the UFK Agent may rely on this Clause 38.9 subject to Clause ?1.5 (Third Party Ri) and the provisions of the Third Parties Act.

38.9.3

No UFK Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents or a UFK Policy to be paid by the UFK Agent if the UFK Agent has taken all necessary steps as soon as reasonably practicable to comply with the

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regulations or operating procedures of any recognised clearing or settlement system used by that UFK Agent for that purpose.

38.9.4

Nothing in this Agreement shall oblige a UFK Agent to carry out any "know your customer" or other checks in relation to any Person on behalf of any UFK Lender and each UFK Lender confirms to the UFK Agents that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by a UFK Agent.

38.10

The UFK Lenders' indemnity to the UFK Agents

38.10.1

Each UFK Senior Lender shall (in proportion to its share of the aggregate Commitments under the UFK Senior Facilities or, if the aggregate Commitments under the UFK Senior Facilities are then zero, to its share of the aggregate Commitments under the UFK Senior Facilities immediately prior to their reduction to zero) indemnify the UFK Senior Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the UFK Senior Agent (otherwise than by reason of the UFK Senior Agent's gross negligence or wilful misconduct) in acting as UFK Senior Agent under the Finance Documents and the UFK Senior Facilities Policy (unless the UFK Senior Agent has been reimbursed by the Borrower pursuant to a Finance Document).

38.10.2

Each UFK Subordinated Lender shall (in proportion to its share of the aggregate Commitments under the UFK Subordinated Facilities or, if the aggregate Commitments under the UFK Subordinated Facilities are then zero, to its share of the aggregate Commitments under the UFK Subordinated Facilities immediately prior to their reduction to zero) indemnify the UFK Subordinated Agent, within ten (10) Business Days of demand, against any cost, loss or liability incurred by the UFK Subordinated Agent (otherwise than by reason of the UFK Subordinated Agent's gross negligence or wilful misconduct) in acting as UFK Subordinated Agent under the Finance Documents and the UFK Subordinated Facilities Policy (unless the UFK Subordinated Agent has been reimbursed by the Borrower pursuant to a Finance Document).

38.10.3

The Borrower shall, on demand, indemnify each UFK Lender against any amounts paid by it under Clause 38.10.1 and/or Clause 38.10.2.

38.11

Confidentiality

38.11.1

In acting as agent for the relevant UFK Lenders, each UFK Agent shall be regarded as acting through its agency division, which shall be treated as a separate entity from any other of its divisions or departments.

38.11.2

If information is received by another division or department of a UFK Agent, it may be treated as confidential to that division or department and that UFK Agent shall not be deemed to have notice of it.

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38.12

Relationship with the UFK Lenders

Each UFK Agent may treat each UFK Lender as a UFK Lender, entitled to payments under this Agreement, the other Finance Documents and the UFK Policies and acting through its Facility Office unless it has received not less than five (5) Business Days' prior notice from that UFK Lender to the contrary in accordance with the terms of this Agreement.

38.13

Credit appraisal by the UFK Lenders

Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each UFK Lender confirms to each UFK Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document or any UFK Policy, including but not limited to:

38.13.1

the financial condition, status and nature of each of the Borrower Parties or the Federal Republic of Germany under the UFK;

38.13.2

the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any UFK Policy and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or any UFK Policy;

38.13.3

whether UFK Lender has recourse, and the nature and extent of that recourse, against any Party or the Federal Republic of Germany under the UFK or any of its respective assets under or in connection with any Finance Document or any UFK Policy, the transactions contemplated by the Finance Documents or the UFK Policies or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or any UFK Policy; and

38.13.4

the adequacy, accuracy and/or completeness of the Information Memorandum and any information provided by any UFK Agent, any Party or by any other Person under or in connection with any Finance Document or any UFK Policy, the transactions contemplated by the Finance Documents or any UFK Facility Policy or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or any UFK Policy

38.14

Compliance with terms of the UFK Policies

38.14.1

Each of the UFK Senior Lenders undertakes to the UFK Senior Agent and the other UFK Senior Lenders (but not the Borrower) to use reasonable endeavours to co-operate with the UFK Senior Agent and each other UFK Senior Lender in taking such action and/or refraining from taking such action as may be necessary to ensure that the UFK Senior Facilities Policy continues in full force and effect.

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38.14.2

Each of the UFK Subordinated Lenders undertakes to the UFK Subordinated Agent and the other UFK Subordinated Lenders (but not the Borrower) to use reasonable endeavours to co-operate with the UFK Subordinated Agent and each other UFK Subordinated Lender in taking such action and/or refraining from taking such action as may be necessary to ensure that the UFK Subordinated Facilities Policy continues in full force and effect

38.14.3

Each UFK Senior Lender is severally responsible for complying with the terms of the UFK Senior Facilities Policy.

38.14.4

Each UFK Subordinated Lender is severally responsible for complying with the terms of the UFK Subordinated Facilities Policy.

38.14.5

The Parties consent to each UFK Agent providing the authorities of the Federal Republic of Germany under the UFK with any information requested in respect of the implementation of the terms of the Finance Documents and in respect of the Project generally.

38.15

UFK Agent's Management Time

Any amount payable to a UFK Agent under Clause 12.4 (Indemnity to the Agents) and 13 (Costs and Expe) and Clause 38.10 (The UFK Lender) shall include the cost of utilising that UFK Agent's management time or other resources (provided that the same are incurred other than in the course of its day-to-day business as that UFK Agent hereunder and as recompensed through the annual fee paid to that UFK Agent under a Fee Letter) and will be calculated on the basis of such reasonable daily or hourly rates as that UFK Agent may notify to the Borrower and the UFK Lenders that it represents, and is in addition to any fee paid or payable to the UFK Agent under Clause 9 (Fees).

39.

THE FACILITY REPRESENTATIVES

39.1

Identity of Facility Representatives

39.1.1

The UFK Senior Agent is the Facility Representative for the UFK Covered Senior Cost Overrun Facility Agreement and the UFK Covered Senior Facility Agreement.

39.1.2

The ECIC Senior Agent is the Facility Representative for the ECIC Senior Facility Agreement.

39.1.3

XXX is the Facility Representative for the ECIC Senior Cost Overrun Facility Agreement and the XXX ECIC Subordinated Facility Agreement.

39.1.4

XXX is the Facility Representative for the XXX UFK Covered Subordinated Facility Agreement.

39.1.5

XXXX is the Facility Representative for the XXXX UFK Covered Subordinated Facility Agreement.

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39.2

PRI Policies

The Borrower acknowledges and agrees that:

39.2.1

each of the Agents and the Lenders are required to act or refrain from acting and to exercise any right, power, authority or discretion in accordance with the PRI Policies and with instructions duly given to it by the authorities of the PRI Providers under or in connection with the PRI Policy; and

39.2.2

each of the Agents and the Lenders will not be acting or making any determination unreasonably if such action or determination is made in accordance with a PRI Policy or with instructions duly given to it by a PRI Provider under or in connection with a PRI Policy.

40.

CREDIT APPRAISAL BY THE FINANCE PARTIES

Without affecting the responsibility of the Borrower (or any other Project Party) for information supplied by it or on its behalf in connection with any Finance Document, each other Finance Party confirms to each of the Agents that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including:

40.1.1

the financial condition, creditworthiness, condition, affairs, status and nature of each Project Party and the Project;

40.1.2

the legality, validity, effectiveness, adequacy or enforceability of any Transaction Document and the Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document or the Security;

40.1.3

whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any other Person or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

40.1.4

the adequacy, accuracy and/or completeness of the Feasibility Study, the Information Memorandum and any other information provided by any Person under or in connection with any Transaction Document, the transactions contemplated by the Transaction Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Transaction Document;

40.1.5

the right or title of any Person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Security or the existence of any Security Interest affecting the Charged Property; and

40.1.6

compliance with any aspect of the Social and Environmental Standards,

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and each other Finance Party warrants to the Project Facilities Agent, the Account Banks and the Offshore Security Agent that it has not relied on and will not at any time rely on the Project Facilities Agent, the Account Banks or the Offshore Security Agent in respect of any of these matters.

41.

DEDUCTION FROM AMOUNTS PAYABLES BY AN AGENT

If any Party owes an amount to an Agent under the Finance Documents such Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which such Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amounts owed.  For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

42.

CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of any Finance Document will:

42.1.1

interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

42.1.2

oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

42.1.3

oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

43.

INSURANCE

Where a Finance Party is named on any insurance policy as an insured party, it shall not be responsible for any loss that may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by the insurers or any other information of any kind.

44.

SHARING AMONG THE FINANCE PARTIES

44.1

Payments to the Finance Party

If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from a Borrower Party for application to a payment due under the Finance Documents (the "Recovered Amount") and such application would be in a manner that is contrary to the relevant order of priority set out in clause 5 (Application of Proceeds) of the Intercreditor Agreement, the Recovering Finance Party shall, in accordance with the Intercreditor Agreement, pay to the Project Facilities Agent an amount (the "Sharing Payment") equal to the amount of such receipt or recovery that would be applied contrary to the relevant order of priority set out in clause 5 (Application of Proceeds) of the Intercreditor Agreement.

44.2

Redistribution of payments

The Project Facilities Agent shall treat the Sharing Payment as if it had been paid by the relevant Borrower Party and distribute it between the Finance Parties (other than

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the Recovering Finance Party) in the relevant order of priority set out in clause 5 (Application of Proceeds) of the Intercreditor Agreement  towards the obligations of that Borrower Party to the Finance Parties.

44.3

Recovering Finance Party's rights

On a distribution by the Project Facilities Agent under Clause 44.2 (Redistribution of payments) of a payment received or recovered by a Recovering Finance Party from a  Borrower Party as between that Borrower Party and the Recovering Finance Party:

44.3.1

an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Borrower Party to the Recovering Finance Party; and

44.3.2

that Borrower Party shall be liable to the Recovering Finance Party for a debt equal to the amount of such payment and on terms and conditions that would have applied to such amount if such receipt or recovery had not occurred.

44.4

Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

44.4.1

each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 44.2 (Redistribution of payments) shall, upon request of the Project Facilities Agent, pay to the Project Facilities Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the  Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

44.4.2

as between the relevant Borrower Party and each reimbursing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Borrower Party.

44.5

Exceptions

44.5.1

This Clause 44 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Borrower Party.

44.5.2

A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(a)

it notified that other Finance Party of the legal or arbitration proceedings; and

(b)

that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably

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practicable having received notice and did not take separate legal or arbitration proceedings.

44.5.3

This Clause 44 shall shall not apply to any amount received or recovered by a Finance Party from ECIC, the Federal Republic of Germany under the UFK or a PRI Provider under, or pursuant to, an ECIC Policy, a PRI Policy or a UFK Policy respectively.

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SECTION 14
ADMINISTRATION

45.

PAYMENTS BY THE BORROWER

45.1

Except as otherwise provided in this Agreement or in any other Finance Document, all payments by the Borrower:

45.1.1

to the ECIC Senior Agent or the ECIC Senior Lenders, shall be made to the ECIC Senior Agent to such account designated by the ECIC Senior Agent;

45.1.2

to the ECIC Cost Overrun and Subordinated Agent or the ECIC Subordinated Lenders, shall be made to XXX to such account designated by XXX;

45.1.3

to the UFK Senior Agent, the UFK Senior Lenders or the UFK Senior Cost Overrun Lenders shall be made to the UFK Senior Agent to such account as may be designated by the UFK Senior Agent;

45.1.4

to the UFK Subordinated Agent or the UFK Subordinated Lenders shall be made to the UFK Subordinated Agent to such account as may be designated by the UFK Subordinated Agent; and

45.1.5

to any other Finance Party under the Finance Documents shall be made to the Project Facilities Agent to such account as may be designated by the Project Facilities Agent.

45.2

Distributions by an Agent

45.2.1

Each payment received by an Agent under the Finance Documents for another Party shall, subject to Clause 45.3 (Clawback), be made available by that Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with the relevant Finance Document (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to such Agent by not less than five (5) Business Days' notice with a bank in the principal financial centre of the country of that currency.

45.2.2

A payment will be deemed to have been made by an Agent to the Borrower, as relevant, on the date on which it was required to be made under the relevant Finance Document if such Agent has, on or before that date, taken steps (including providing instructions that such payment be made for value on the date that it was required to be made under the relevant Finance Document) to make that payment in accordance with the regulations or operating procedures of the clearing system used by such Agent in order to make the payment.

45.2.3

The aggregate amount of each payment received by the UFK Senior Agent which is to be applied, in accordance with the Intercreditor Agreement, against the interest payable in respect of the Additional Margin (as defined in the UFK Senior Facility Agreement and the UFK Senior Cost Overrun Facility Agreement) under the UFK Senior Facility Agreement and the UFK Senior Cost Overrun Facility Agreement is paid to the UFK Senior Agent for the account of the UFK Senior Lenders and the UFK Senior Cost Overrun Lenders in the proportions determined by the UFK Senior Agent. The UFK

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Senior Agent shall notify each Original UFK Senior Lender and each Original UFK Senior Cost Overrun Lender promptly after the Signing Date of the proportion of the interest payments in respect of the Additional Margin under the UFK Senior Facility Agreement and the UFK Senior Cost Overrun Facility Agreement that are to be paid to that Original UFK Senior Lender or, as the case may be, that Original UFK Senior Cost Overrun Lender (but shall not be obliged to disclose this proportion to any other Party). Any assignee or transferee (whether direct or indirect) of an Original UFK Senior Lender or an Original UFK Senior Cost Overrun Lender shall be entitled to the same proportion of the interest payments in respect of the Additional Margin under the UFK Senior Facility Agreement and the UFK Senior Cost Overrun Facility Agreement as that Original UFK Senior Lender or, as the case may be, that Original UFK Senior Cost Overrun Lender.

45.2.4

The aggregate amount of each payment received by the UFK Subordinated Agent which is to be applied, in accordance with the Intercreditor Agreement, against the interest payable in respect of the Additional Margin (as defined in the XXX UFK Covered Subordinated Facility Agreement and the XXXX UFK Covered Subordinated Facility Agreement) under the XXX UFK Covered Subordinated Facility Agreement and the XXXX UFK Covered Subordinated Facility Agreement is paid to the UFK Subordinated Agent for the account of the UFK Subordinated Lenders in the proportions determined by the UFK Subordinated Agent. The UFK Subordinated Agent shall notify each Original UFK Subordinated Lender promptly after the Signing Date of the proportion of the interest payments in respect of the Additional Margin under the XXX UFK Covered Subordinated Facility Agreement and the XXXX UFK Covered Subordinated Facility Agreemen that are to be paid to that Original UFK Subordinated Lender (but shall not be obliged to disclose this proportion to any other Party). Any assignee or transferee (whether direct or indirect) of an Original UFK Subordinated Lender shall be entitled to the same proportion of the interest payments in respect of the Additional Margin under the XXX UFK Covered Subordinated Facility Agreement and the XXXX UFK Covered Subordinated Facility Agreement as that Original UFK Subordinated Lender.

45.3

Clawback

45.3.1

Where a sum is to be paid to an Agent under the Finance Documents for another Party, that Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contracts) until it has been able to establish to its satisfaction that it has received that sum.

45.3.2

If an Agent pays an amount to another Party and it proves to be the case that such Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by such Agent shall on demand refund the same to such Agent together with interest on that amount from the date of payment to the date of receipt by such Agent, calculated by such Agent to reflect its cost of funds.

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45.4

Partial Payments

45.4.1

If the Project Facilities Agent, an ECIC Agent, a UFK Agent or any other Facility Representative receives a payment that is insufficient to discharge all the amounts then due and payable by a Borrower Party under the Finance Documents, the payment shall be applied towards the obligations of that Borrower Party under the Finance Documents in the applicable order of priority pursuant to clause 5 (Application of Proceeds) of the Intercreditor Agreement.

45.4.2

Clause 45.4.1 will override any appropriation made by the Borrower.

46.

MISCELLANEOUS

46.1

No Set-off by Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

46.2

Business Days

46.2.1

If an Interest Payment Date would otherwise fall on a day which is not an Business Day, that Interest Payment Date will instead fall on the immediately succeeding Business Day.

46.2.2

Except as otherwise provided in the relevant Finance Document, any payment under any Finance Document which is due to be made on a day that is not an  Business Day shall be made on the next succeeding Business Day.

46.2.3

During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal at the rate payable on the original due date.

46.3

Currency of Account

46.3.1

Subject to sub-clauses 46.3.2 to 46.3.5, the Dollar (USD) is the currency of account and payment for any sum due from the Borrower under any Finance Document.

46.3.2

A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

46.3.3

Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

46.3.4

Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

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46.3.5

Any amount expressed to be payable in a currency other than Dollars shall be paid in that other currency.

46.4

Change of Currency

46.4.1

Unless otherwise prohibited by Law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(a)

any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Project Facilities Agent; and

(b)

any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the relevant Facility Representative (acting reasonably).

46.4.2

If a change in any currency of a country occurs, the relevant Finance Documents will, to the extent the Project Facilities Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

47.

SET-OFF

A Finance Party may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation.  If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

48.

NOTICES AND INFORMATION

48.1

Communications in Writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

48.2

Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

48.2.1

in the case of the Borrower, that identified for it in Schedule 20 (Addresses);

48.2.2

in the case of each Lender or Agent, that identified for it in Schedule 20 (Addresses) or, as the case may be, specified in the Accession Memorandum

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and Transfer Certificate or Assignment Agreement pursuant to which it became a Party; and

48.2.3

in the case of each other Finance Party, that notified in writing to the Project Facilities Agent on or prior to the date on which it becomes a Party or, as the case may be, specified in the Accession Memorandum pursuant to which it became a Party, or any substitute address, fax number or department or officer as the Party may notify to the Project Facilities Agent (or the Project Facilities Agent may notify to the other Parties, if a change is made by the Project Facilities Agent) by not less than five (5) Business Days' notice.

48.3

Delivery

48.3.1

Any communication or document made or delivered by one Person to another under or in connection with the Finance Documents will only be effective:

(a)

if by way of fax, when received in legible form;

(b)

if by way of letter:

(i)

when it has been left at the relevant address in an envelope addressed to it at that address,

(ii)

if sent by ordinary mail ten (10) days (or if sent from an address outside Eritrea to an address inside Eritrea, or from an address inside Eritrea to an address outside Eritrea, twenty (20) days) after being deposited in the post, postage prepaid, in an envelope addressed to it at that address; or

(iii)

if sent by international courier, five (5) days after being provided to that international courier in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 48.2 (Addresses), if addressed to that department or officer.

48.3.2

Any communication or document to be made or delivered to an Agent will be effective only when actually received by such Agent and then only if it is expressly marked for the attention of the department or officer identified with such Party's signature below (or any substitute department or officer as such Party shall specify for this purpose).

48.3.3

Save to the extent expressly provided otherwise, all notices from or to the Borrower shall be sent through the Project Facilities Agent or, in the case of notices relating solely to an individual Facility Agreement, the relevant Facility Representative or, in the case of notices relating to the Transaction Security, the Offshore Security Agent or the Onshore Security Agent.

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48.4

Notification of Address and Fax Number

Upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 48.2 (Addresses) or on the changing of its own address or fax number, the Project Facilities Agent shall promptly notify the other Parties.

48.5

Electronic Communication

48.5.1

Any communication to be made between an Agent and another Finance Party or the Borrower under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the relevant Agent and the relevant Finance Party or, as the case may be, the Borrower:

(a)

agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(b)

notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(c)

notify each other of any change to their address or any other such information supplied by them.

48.5.2

Any electronic communication made between an Agent and another Finance Party or the Borrower will be effective only when actually received in readable form and in the case of any electronic communication made by a Finance Party or the Borrower to an Agent only if it is addressed in such a manner as such Agent shall specify for this purpose and only once opened by such Agent.

48.6

Use of websites

48.6.1

Any communication to be made between an Agent and another Finance Party (the "Website Finance Parties") under or in connection with the Finance Documents may be made, for all or any of the Finance Parties, who accept this method of communication by posting this information onto an electronic website designated by that Agent (the "Designated Website") if:

(a)

that Finance Party expressly agrees with that Agent that it will accept communication of the information by this method;

(b)

that Finance Party is aware of the address of and any relevant password specifications for the Designated Website; and

(c)

the information is in pdf or Word format or otherwise in a format previously agreed between that Agent and that Finance Party.

If any Finance Party (a "Paper Form Finance Party") does not agree with the relevant Agent to the delivery of information electronically then that Finance Party shall notify the relevant Agent accordingly and that Agent shall, at the cost of the Borrower, supply the information to that Paper Form Finance Party in paper form.

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48.6.2

Each Agent that designates a Designated Website shall supply each Website Finance Party with the address of and any relevant password specifications for the Designated Website following designation of that website by that Agent.

48.6.3

Each Agent that designates a Designated Website shall promptly upon becoming aware of its occurrence notify each Website Finance Party if:

(a)

the Designated Website cannot be accessed due to technical failure;

(b)

the password specifications for the Designated Website change;

(c)

save to the extent that an automated message is provided through the Designated Website thereof, any new information which is required to be provided under this Agreement is posted onto the Designated Website; or

(d)

save to the extent that an automated message is provided through the Designated Website thereof, any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(e)

that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If an Agent notifies the Website Finance Parties under paragraph (a) or paragraph (e) above, all information to be provided by that Agent under this Agreement after the date of that notice shall be supplied in paper form unless and until that Agent and each Website Finance Party is satisfied that the circumstances giving rise to the notification are no longer continuing.

48.6.4

Any Website Finance Party may request, from the relevant Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website.  The relevant Agent shall, at the cost of the Borrower, comply with any such request.

48.7

English Language

48.7.1

Any notice given under or in connection with any Finance Document must be in English.

48.7.2

All other documents provided under or in connection with any Finance Document must be:

(a)

in English; or

(b)

if not in English, and if so required by the Project Facilities Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

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48.8

Disclosure of Information

48.8.1

Any Finance Party may disclose:

(a)

to any of its Affiliates;

(b)

to any other Finance Party;

(c)

to a Risk Cover Provider;

(d)

to whom, and to the extent that, information is required to be disclosed by any applicable Law or regulation, the rules of any stock exchange applicable to it, or to the extent requested or required to do so in any court or arbitral proceedings or by any other competent judicial body; or

(e)

subject to sub-Clause 48.8.2:

(i)

to (or through) whom that Finance Party assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement; or

(ii)

with (or through) whom that Finance Party enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Finance Documents,

(f)

to an investor, lender, trustee, manager, administrator or any participant in, or party to, directly or indirectly, a securitisation scheme or scheme for the issue of notes secured by certain collateral debt obligations or any similar scheme or to any Person for any purpose connected with any of the Finance Documents;

(g)

to the extent considered necessary by such Finance Party to prosecute or defend any legal or arbitration proceedings relating to any of the Transaction Documents or the transactions contemplated thereby;

(h)

to the European Central Bank or any other governmental, banking, taxation or other regulatory authority;

(i)

to a rating agency;

(j)

to its accountants and professional advisers;

(k)

to its employees, officers and directors; or

(l)

with the agreement of the Borrower,

any information about any Project Party, the Project or any Transaction Document as that Finance Party shall consider appropriate.

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48.8.2

No Finance Party shall disclose any information pursuant to sub-clause 48.8.1(a) or 48.8.1(e) unless:

(a)

in the case of disclosure to an Affiliate, appropriate confidentiality restrictions on the disclosure and use of such information by that Affiliate; and

(b)

in the case of disclosure to any other Person, that Person has executed a confidentiality undertaking substantially in the form of Schedule 18 (Confidentialit).

48.8.3

In addition to their rights under sub-clauses 48.8.1 :

(a)

XXX and XXX IPEX-Bank may disclose any information they receive (in any capacity under the Finance Documents) to any member of the XXX Banking Group (which comprises the entities as, from time to time, listed on the website of the XXX Banking Group (www.XXX.de)).

(b)

BHF may disclose any information they receive to Sal. Oppenheim Group.

(c)

BHF, BNPP, CAT, XXX, XXXX and XXX IPEX-Bank are entitled to give any information to such Person as may be required under the UFK Policies and/or by the authorities of the Federal Republic of Germany and/or the European Union.

(d)

XXX is entitled to give any information to such Person as may be required under the ECIC Policies and/or by ECIC.

(e)

XXXX may disclose any information it receives to members of the Private Infrastructure Development Group (PIDG), to Frontier Markets Fund Managers and Standard Infrastructure Fund (Africa) Ltd. (SIFMA), and, on a reasonable need to know basis, to members of the Standard Bank Group.

(f)

CAT and Caterpillar are entitled to give any information to such Person as may be required by the authorities of Switzerland and/or the United States of America.

48.8.4

The Borrower authorises the Finance Parties to disclose to any Competent Authority, any information indicating that any funds invested in the equity of the Borrower, lent to the Borrower or invested in the business of the Borrower are of Illicit Origin.

48.9

Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 48, each Lender may without consulting with or obtaining consent from the Borrower at any time charge, assign or otherwise create Encumbrance in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including:

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48.9.1

any charge, assignment or other Encumbrance to secure obligations to a federal reserve or central bank; and

48.9.2

in the case of any Lender which is a fund, any charge, assignment or other Encumbrance granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as an Encumbrance for those obligations or securities, except that no such charge, assignment or Encumbrance shall:

48.9.3

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Encumbrance for the Lender as a party to any of the Finance Documents; or

48.9.4

require any payments to be made by the Borrower or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

48.10

Syndication

If requested by any Co-Lead Arranger, the Borrower shall provide reasonable assistance to that Co-Lead Arranger in the preparation of a New Information Memorandum and the syndication of a Facility after the Signing Date and prior to the end of Primary Syndication (including by making senior management available for the purpose of making presentations to, or meeting, potential lending institutions) and will comply with all reasonable requests for information from potential syndicate members prior to completion of that syndication

49.

CALCULATIONS AND CERTIFICATES

49.1

Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate save for manifest error.

49.2

Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

49.3

Day count convention

Except as otherwise provided in an applicable Facility Agreement, any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

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50.

PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

51.

REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy.  The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

52.

AMENDMENTS AND WAIVERS

52.1

Common Terms Agreement

52.1.1

Any term of any of this Agreement may be amended or waived by the Project Facilities Agent and the Borrower, and any such amendment or waiver will be binding on all Parties.

52.1.2

The Project Facilities Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

52.1.3

An amendment or waiver of or under any Finance Document which amendment or waiver relates to the rights or obligations of the Project Facilities Agent, a Lender, an Agent or an Account Bank may not be effected without the consent of such party (as relevant) in accordance with the Intercreditor Agreement.

53.

COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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SECTION 15
GOVERNING LAW AND ENFORCEMENT

54.

GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

55.

ARBITRATION

55.1

Arbitration

55.1.1

Subject to Clause 55.4 (Project Facili), any dispute arising out of or in connection with this Agreement (including a dispute relating to non-contractual obligations arising from or in connection with this Agreement, or a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) (a "Dispute") shall be referred to and finally resolved by arbitration under the Arbitration Rules of the London Court of International Arbitration (LCIA) (the "Rules").

55.1.2

The tribunal shall consist of three arbitrators appointed in accordance with the Rules.

55.1.3

The place of arbitration shall be London, England, and English shall be the language of arbitration.

55.1.4

Any arbitration award made by the arbitral tribunal shall be final, binding and not subject to appeal and may receive exequatur from the competent judicial courts.

55.2

Recourse to courts

For the purposes of arbitration pursuant to this Clause 55, the Parties waive any right of application to determine a preliminary point of law or appeal on a point of law under Sections 45 and 69 of the Arbitration Act 1996.

55.3

Arbitral Awards

The Borrower:

55.3.1

confirms that an arbitration award made by an arbitral tribunal in accordance with the arbitration procedures set out in Clause 55.1 (Arbitration) will be recognised and enforced by the courts in Eritrea, and that article 461(1)(a) and (f) of the Civil Procedure Code of Eritrea shall not apply to the recognition or enforcement of any such award;

55.3.2

undertakes to take all actions necessary to ensure that such arbitration award will be recognised by the courts in Eritrea; and

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55.3.3

to the fullest extent permitted by applicable law, waives any right to claim or otherwise allege that any such arbitration award should not be recognised by the courts in Eritrea.

55.4

Project Facilities Agent's option

Before any Finance Party has filed a Request for Arbitration or Response as defined in the Rules, the Project Facilities Agent may by notice in writing to all other Parties require that all Disputes or a specific Dispute be heard by a court of law.  If the Project Facilities Agent gives such notice, the Dispute to which such notice refers shall be determined in accordance with Clause 56 (Jurisdiction o).

55.5

Consolidation

Before any of the Parties has filed a Request for Arbitration or Answer as defined under the Rules, the Project Facilities Agent may, by application to the relevant arbitral tribunal, request that the Borrower be joined in any arbitration commenced in accordance with the provisions of a Finance Document before the hearing on the merits in that arbitration has commenced, and the Borrower hereby consents to its being so joined in any such arbitration.

55.6

Consent

The Borrower expressly agrees and consents to the provisions of this Clause 55 including the right of the Project Facilities Agent under Clause 55.4 (Project Facili) to require that Disputes be determined in accordance with Clause 56 (Jurisdiction o).

56.

JURISDICTION OF ENGLISH AND ERITREAN COURTS

56.1

In the event that the Project Facilities Agent issues a notice pursuant to Clause 55.4 (Project Facili), the provisions of this Clause 56 shall apply.

56.2

Jurisdiction

56.2.1

Subject to sub-clause 56.2.5 of this Clause 56, the Courts of England shall have jurisdiction to settle any Dispute.

56.2.2

Subject to sub-clause 56.2.5 of this Clause 56, if the Project Facilities Agent notifies the Parties in writing, the Courts of Eritrea shall have jurisdiction to settle any Dispute.

56.2.3

The Borrower agrees that, other than in connection with the circumstances set out in sub-clause 56.2.2 of this Clause 56, the Courts of England are the most appropriate and convenient courts to settle Disputes and the Borrower shall not argue to the contrary.

56.2.4

The Borrower agrees that, in the circumstances set out in sub-clause 56.2.2 of this Clause 56, it will not argue that the Courts of Eritrea are not the most appropriate and convenient courts to settle Disputes.

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56.2.5

This Clause 56 is for the benefit of the Finance Parties only.  As a result, and notwithstanding sub-clause 56.2.1 of this Clause 56, any Finance Party may take proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

56.3

Service of process

56.3.1

Without prejudice to any other mode of service allowed under any relevant law:

(a)

the Borrower irrevocably appoints Law Debenture Corporate Services Limited (company number 3388362) registered in England with its registered office at Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(b)

agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.

56.3.2

If the appointment of the Person mentioned in Clause 56.3.1 ceases to be effective, the Borrower shall directly appoint another Person in England to accept service on its behalf in England. If the Borrower fails to do so (and such failure continues for a period of thirty (30) days), the Project Facilities Agent shall be entitled to appoint such a Person by notice to the Borrower.

57.

IMMUNITIES

The Borrower waives generally to the fullest extent now and in the future permitted under applicable Law all immunity it or its assets or revenues may otherwise have in any jurisdiction, including immunity in respect of:

(a)

the bringing of any suit, action or proceeding;

(b)

the giving of any relief by way of injunction or order for specific performance or for the recovery of assets or revenues; and

(c)

the issue of any process against its assets or revenues for the enforcement of a judgment or, in an action in rem, for the arrest, detention or sale of any of its assets and revenues.

58.

SECURITY FOR COSTS

To the extent that the Borrower may, in any suit, action or proceeding arising in connection with this Agreement or any other Finance Document be entitled to the benefit of any provision requiring a Secured Party to post security for the costs for the Borrower, or post a bond or to take any similar action, the Borrower irrevocably waives such benefit, to the fullest extent now and in the future permitted under applicable Law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1
The Original Lenders

Part A
Original UFK Senior Lenders

Xxx-xxxx-xxxxxxxxxxxxxxxxxxx

Xxx xxxxxxx

XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX

XXX XXXX-XXXX XXXX

Part B
Original UFK Senior Cost Overrun Lenders

Xxx-xxxx-xxxxxxxxxxxxxxxxxxx

Xxx xxxxxxx

XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX

XXX XXXX-XXXX XXXX

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Schedule 2
Legal Reservations

With respect to Transaction Documents governed by English law:

(a)

The time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a Person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(b)

Enforcement may be limited by the law relating to administration, bankruptcy, insolvency, liquidation, moratorium and re-organisations and by other similar laws of general application relating to or affecting the rights of creditors generally;

(c)

An English court will not necessarily grant any remedy the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court.  In particular, orders for specific performance and injunctions are, in general, discretionary remedies under English law and specific performance is not available where damages are considered by the court to be an adequate or alternative remedy;

(d)

Any action brought in an English court would be subject to the rules and procedures of the court including, without limitation, rules as to when an English court will take jurisdiction to hear a matter, order a claimant to provide security for costs or stay an action;

(e)

Enforcement may be limited by the provisions of English law applicable to agreements held to have been frustrated by events happening after execution.

(f)

While the English courts are prepared to render judgment for a monetary amount in a foreign currency, a judgment may be converted into English pounds sterling for the purposes of enforcement (save only in respect of garnishee proceedings where enforcement can be in the appropriate foreign currency);

(g)

Any provision providing for a matter to be determined by future agreement or negotiation might be unenforceable or void for uncertainty;

(h)

A provision in any English law Finance Document which constitutes a restriction on the exercise of any statutory power by any party to an English law Finance Document may be void.

(i)

The question of whether or not any provision of any English law Finance Document which may be invalid may be severed from the other provisions of that English law Finance Document in order to preserve the validity of those other provisions would be determined by an English court in its discretion;

(j)

An English court may refuse to treat as final, conclusive or binding any calculation, certificate or determination which any English law Finance Document states is to be so treated and may require that where any party to any English law Finance
Document is vested with a discretion or may determine a matter in its opinion that the discretion is exercised reasonably, objectively and for proper purpose or that the opinion is based on reasonable and objective grounds;

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(k)

There are limits on the extent to which an English court will give effect to provisions excluding or restricting the liability of any party or provisions for an indemnity in respect of that liability;

(l)

An English court may not give effect to a provision for an indemnity to be given by a party in respect of costs and expenses resulting from a breach by it of the terms of the Transaction Documents or otherwise in respect of the costs of unsuccessful litigation brought before an English court or where the court has itself made an order for costs;

(m)

In relation to any English law finance document where the operation of the provisions of the Contract (Rights of Third Parties) Act 1999 is excluded, any person who is not a party to that English law Finance Document may not be able to enforce provisions of that English law Finance Document which are expressed to be for the benefit of that person;

(n)

A court might refuse to give effect to a provision which permits a chargee to retain security after it is paid off in full, for example, to guard against a payment subsequently being set aside on an insolvency; and

(o)

An undertaking to assume liability for or to indemnify against United Kingdom stamp duty may be void.

With respect to Transaction Documents governed by Eritrean law:

(a)

Mortgage over future immovables is not possible in Eritrea pursuant to T/Civil Code of Eritrea (Art. 3050(1)).

(b)

Transfer of property cannot be negotiated in advance in Eritrea but only after occurrence of an event of default and no provision under the section on mortgage of immovables in the T/Civil Code (Articles 3041-3166) indicates the possibility of direct transfer of ownership of the mortgaged property from mortgagor to mortgagee on the mortgagor's request.

(c)

All stipulations and clauses in respect of any kind of sale of pledge and request for direct transfer of pledged property from the pledgor to a pledgee or any person representing the pledgee should reflect the spirit of Articles 2851-2862 of the T/Civil Code of Eritrea and accordingly, clause 11.2.1 of the Onshore Security Agreement, to the extent limiting the rights of a pledgor provided under Articles 2851-2862, would be void.

(d)

Security created by the Borrower over its bank accounts in Eritrea in favour of the Secured Parties is not effective until the amount in the relevant bank account is blocked as per the provisions of the Onshore Security Agreement.

(e)

The Eritrean courts will not enforce a foreign judgment rendered by a foreign court unless reciprocity is ensured by the courts of the country which has rendered the foreign judgment; provided, for the avoidance of doubt, that Eritrean courts will enforce foreign arbitral awards as per the provisions of paragraph 12 of the XXX XXXXXX XXXXXX.

(f)

In relation to enforcement of an agreement governed by foreign law, the Eritrean courts will require expert evidence on the foreign law to be applied but in the event

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that no expert evidence is addressed before the court as to the effect of the foreign law, the Eritrean courts will determine the dispute between the parties in terms of Eritrean law.

(g)

The claims may become barred under the limitations provided under the Eritrean Civil Code or may be or becomes subject to defences of set-off or counterclaim.

(h)

Enforcement may be limited by the law relating to administration, bankruptcy, insolvency, liquidation, moratorium and re-organisations and by other similar laws of general application relating to or affecting the rights of creditors generally.

(i)

An Eritrean court will not necessarily grant any remedy the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court.  In particular, orders for specific performance and injunctions are, in general, discretionary remedies under Eritrean law and specific performance is not available where damages are considered by the court to be an adequate or alternative remedy.

(j)

A court might refuse to give effect to a provision which permits a chargee to retain security after it is paid off in full, for example, to guard against a payment subsequently being set aside on an insolvency.

(k)

Any provision providing for a matter to be determined by future agreement or negotiation might be unenforceable or void for uncertainty.

(l)

Any action brought in an Eritrean court would be subject to the rules and procedures of such Eritrean court.

With respect to Transaction Documents governed by German law:

(a)

Enforcement may be limited limitations arising from the laws relating to bankruptcy, insolvency and all other similar laws affecting the rights of creditors generally;

(b)

Any claim which is subject to a current account arrangement (Kontokorrentvereinbarung) cannot be validly pledged pursuant to the Offshore Accounts Pledge Agreement, however, the claim for the account balance (Saldo) can be pledged;

(c)

Any provision in the Offshore Accounts Security Agreement providing that certain certifications or determinations will be conclusive, binding and authoritative will not necessarily prevent judicial enquiry into the merits of any claim by any aggrieved party;

(d)

Any provision in the Offshore Accounts Security Agreement stating that a notice or other expression of an intention or instruction is irrevocable may be open to challenge in circumstances where there have been material changes in the underlying situation;

(e)

Where under the provisions of the Offshore Accounts Security Agreement any party is vested with a discretion or may determine a matter in its opinion, the laws of Germany may require that such a discretion is exercised reasonably or that such opinion is based on reasonable grounds;

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(f)

Any prohibition of set-off contained in the Offshore Accounts Security Agreement may not be upheld to the extent that the Borrower's counterclaim has been upheld in a final judgement or is undisputed.

In respect of companies incorporated in Canada:

(a)

With regards to the application of English law by a court in the Province of Britich Columbia (a "Local Court"), a Local Court will (i) apply those laws of the Province which the Local Court characterizes as procedural and will not apply those English laws which the Local Court characterizes as procedural and (ii) will not apply those English laws which the Local Court characterizes as foreign revenue, expropriatory, penal laws or laws of a similar nature.

(b)

With regards to the enforcement of an English court's judgment, the Local Court will only enforce a judgment where (i) the judgment was for a fixed or an ascertainable sum of money; (ii) no new admissible evidence, right or defence relevant to the judgment occurs or is discovered and brought to the attention of the Local Court prior to the recognition and enforcement of the judgment by the Local Court; and (iii) the action to recognize and enforce of the Judgment was commenced prior to the time limited for doing so as set out in the Limitation Act (British Columbia).

(c)

The judgment of the Local Court may only be awarded in Canadian currency.  However, the Local Court may make an order that the amount of a foreign judgment be converted to Canadian currency as of the most appropriate date on which to do so and under the Foreign Money Claims Act (British Columbia) may make an order that the amount payable be determined from the conversion rate at a chartered bank located in the Province on the day before the day on which payment under the Local Court’s order is made.

In respect of companies incorporated in Barbados:

(a)

Enforcement may be limited by any winding-up, administration, bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors’ rights generally;

(b)

A Barbados court will not necessarily grant any remedy the availability of which is subject to equitable considerations or which is otherwise in the discretion of the court.  In particular, orders for specific performance and injunctions are, in general, discretionary remedies under Barbados law and specific performance is not available where damages are considered by the court to be an adequate alternative remedy;

(c)

Claims may become barred by prescription, limitation or lapse of time, or may be or become subject to defences of set-off or counterclaim;

(d)

Enforcement may be restricted by the principles relating to the frustration of contracts by events happening after their execution; and

(e)

The enforceability of any of the following provisions in the Transaction Documents may be open to question, (i) which purports to waive all defences which might be available to, or constitute a discharge of the liability of any Nevsun Barbados Company; (ii)   to the extent that it purports exculpate any party from liability in

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respect of acts or omissions which may be illegal, fraudulent or involve its wilful misconduct; (iii) which asserts that any certificate or determination by or of the Offshore Security Agent or the Onshore Security Agent (as the case may be), shall be conclusive, because a court may permit to be introduced for the purpose of showing such certificate or determination to be incorrect; or (iv)  which provides for the severability of illegal or unenforceable provisions.

(f)

The priority of the Offshore Security Agent or the Onshore Security Agent (as the case may be), in the collateral charged by the XXXXXX XXXXXXXShare Pledge and the Onshore Security Agreement, is subject to the payment of debts accorded a preference by operation of any requirement of applicable law arising on the insolvency or other liquidation of the Nevsun Africa or XXXXXX XXXXXXX(as the case may be).

(g)

Barbados courts are prepared to render judgement for a monetary amount in foreign currencies but the judgement may be converted into Barbados currency for enforcement purposes. Foreign currency amounts claimed in a Barbados liquidation must be converted into Barbados currency at the rate prevailing at the commencement of the liquidation.

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Schedule 3
Conditions Precedent

Part A
Conditions precedent to initial Utilisation

1.

Finance Documents

(a)

A duly executed original copy of each of the following documents in form and substance satisfactory to the Lenders:

(i)

this Agreement;

(ii)

each Facility Agreement;

(iii)

each Security Document;

(iv)

the Intercreditor Agreement;

(v)

each Accounts Agreement;

(vi)

each Completion Guarantee;

(vii)

each Share Retention and Shareholder Advance Agreement;

(viii)

each Risk Cover Instrument;

(ix)

the Subordination Agreement;

(x)

the following Direct Agreements:

(A)

each Copper Concentrate Sales Agreement Direct Agreement;

(B)

each Gold Phase Direct Agreement (other than the New Power Purchase Agreement Direct Agreement);

(C)

the XXX XXXXXX XXXXXX (together with an opinion of the Minister of Justice on the authority of the Minister of Energy and Mines to sign the XXX XXXXXX XXXXXX);

(i)

the Offshore Security Agent Agreement;

(ii)

the Onshore Security Agent Agreement; and

(iii)

each Fee Letter.

(b)

Evidence satisfactory to the Lenders that:

(i)

each Finance Document is in full force and effect;

(ii)

any notarisations or certifications required under Applicable Law with respect to any Finance Document have been made;

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(iii)

any relevant taxes, stamp duties, notarial fees, registration fees or other documentary fees or Taxes having been paid with respect to each Finance Document where applicable); and

(iv)

there has been no material adverse change in the assets, business, operations or condition (financial or otherwise) of the Borrower since the most recent financial statements delivered pursuant to Clause 15.1 (Financial stat) were prepared except pursuant to the Finance Documents.

2.

Independent Consultant Agreement

Each Independent Consultant Agreement executed with the Independent Technical Consultant, the Insurance Consultant, the Social and Environmental Consultant and the Model Auditor.

3.

Gold Puts

(a)

A duly executed copy of each of the documents with respect to the Gold Puts, in form and substance satisfactory to the Lenders:

(b)

A certificate, in form and substance satisfactory to the Lenders, of a Specified Officer of the Borrower attaching a copy of each such Gold Put document set forth in paragraph (a) above, and certifying:

(i)

that each such copy is true, correct and complete;

(ii)

that each such document is in full force and effect; and

(iii)

the aggregate price paid by the Borrower for the Gold Puts.

(c)

A copy of the invoices with respect to amounts paid for the Gold Puts and evidence of payment of those invoices.

4.

Project Documents

(a)

A duly executed copy of each of the following Project Documents in form and substance satisfactory to the Lenders:

(i)

the Mining Agreement;

(ii)

the Mining License;

(iii)

the Stabilization Agreement;

(iv)

the Key Offshore Gold Phase Construction and Supply Contracts;

(v)

the Key Onshore  Gold Phase Construction and Supply Contracts (other than the tailings dam and other earthworks contract referred to in paragraph (d) of the definition of Gold Phase Civil Works Contracts with the Civil Works Contractor);

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(vi)

the Offtake Agreements (other than the Supplemental Offtake Agreements);

(vii)

the Power Purchase Contract;

(viii)

the Shareholders Agreement;

(ix)

the Initial Development Plan; and

(x)

the Shareholder Advance Agreements.

(b)

A certificate, in form and substance satisfactory to the Lenders, of a Specified Officer of the Borrower attaching a copy of each Project Document set forth in paragraph (a) above, and certifying that:

(i)

each such copy is true, correct and complete;

(ii)

each such Project Document is in full force and effect;

(iii)

the Borrower has not agreed to or made any amendment, supplement, variation, cancellation, suspension of, to or under, and has not granted any waiver of the performance of or compliance with any term of any such Project Document save for amendments in respect of minor and administrative matters and other than as permitted by this Agreement and which has been disclosed to the Lenders or the Project Facilities Agent; and

(iv)

no event or circumstance has occurred and is continuing (which has not been waived to the satisfaction of the Lenders) which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination of any of the foregoing, would constitute) a default or termination event (however described) under any Project Document.

5.

The Borrower

(a)

A copy of the Constitutional Documents of the Borrower.

(b)

A copy of a resolution of the board of directors of the Borrower, in substance satisfactory to the Lenders:

(i)

approving the terms of, and the transactions contemplated by the Transaction Documents to which it is a party and resolving  that it execute the Transaction Documents to which it is a party;

(ii)

authorising a specified Person or Persons to execute the Transaction Documents to which it is a party on its behalf; and

(iii)

authorising a specified Person or Persons, on its behalf, to sign and/or despatch all certificates, documents and notices to be signed and/or despatched by it under or in connection with the Transaction Documents to which it is a party.

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(c)

A copy of a resolution signed by all the holders of issued shares in the Borrower, in substance satisfactory to the Lenders approving the terms of, and the transactions contemplated by the Transaction Documents to which it is a party.

(d)

A certificate of incumbency of the Borrower, including a specimen signature of each Specified Officer of the Borrower.

(e)

A certificate of Specified Officer of the Borrower, in form and substance satisfactory to the Lenders, certifying that at a date no earlier than the Signing Date:

(i)

each copy document delivered by it under this Schedule 3 (Conditions Pre) is correct, complete and, if applicable, in full force and effect without amendment;

(ii)

no Default under any Transaction Documents has occurred and is continuing that has not been waived;

(iii)

the borrowing of all of the Commitments under the Facilities would not cause any borrowing or similar limit binding on the Borrower to be exceeded (including, without limitation, under article 13.2 of the Mining Agreement); and

(iv)

the Borrower has no liabilities other than in connection with the Project and the Exploration License.

(f)

Evidence of the appointment of managers responsible for the commissioning, performance testing and completion  of the Gold Phase.

(g)

Certified copies of an identification document for each Specified Officer of the Borrower.

6.

Other Borrower Parties

(a)

A copy of the Constitutional Documents of each Borrower Party (other than the Borrower).

(b)

A copy of a resolution of the board of directors of each Borrower Party (other than the Borrower), in substance satisfactory to the Lenders:

(i)

approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute the Transaction Documents to which it is a party;

(ii)

authorising a specified Person or Persons to execute the Transaction Documents to which it is a party on its behalf; and

(iii)

authorising a specified Person or Persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Transaction Documents to which it is a party.

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(c)

A copy of a resolution signed by all the holders of issued shares in such each Borrower Party (other than the Borrower, ENAMCO and Nevsun Resources), in substance satisfactory to the Lenders approving the terms of, and the transactions contemplated by the Transaction Documents to which it is a party.

(d)

A certificate of incumbency of each Borrower Party (other than the Borrower), including a specimen signature of each Specified Officer of that Borrower Party.

(e)

A certificate of Specified Officer of each Borrower Party (other than the Borrower), in form and substance satisfactory to the Lenders, certifying that at a date no earlier than the Signing Date each copy document delivered by it under this Schedule 3 (Conditions Pre) is correct, complete and, if applicable, in full force and effect without amendment.

7.

Security

(a)

Evidence satisfactory to the Lenders that all registrations, notarisations and filings necessary to give effect to and for the execution, delivery, performance and enforceability of the Security Documents, and the perfection and creation of the first ranking security to be created thereby, under the laws of all applicable jurisdictions have been effected and that in respect of each such document, any stamp, registration or similar Tax payable in relation thereto has been paid (including, for the avoidance of doubt, registrations or filings with Competent Authorities or corporate registrations by any Project Party or Security Provider).

(b)

Delivery to the Offshore Security Agent or to its order of all share certificates and related stock transfer forms, or similar forms in relation to the shares pledged pursuant to and to the extent and in the form required by the Onshore Security Agreement and the XXXXXX XXXXXXXShare Pledge.

(c)

A copy of each notice of assignment or other Encumbrance and evidence of service, notice and acknowledgement of assignment or other Encumbrance or Direct Agreement required to be delivered to the Offshore Security Agent, the Onshore Security Agent or the Project Facilities Agent under the Security Documents prior to the date of the first Utilisation, in each case certified as true and correct, in a manner satisfactory to the Lenders, by a Specified Officer of the relevant Security Provider.

8.

Insurances

(a)

A copy of all of the insurance policies and reinsurance policies that are Construction Period Insurances for the Gold Phase and that are required pursuant to Clause 22.32 (Insurance) and Schedule 6 (Insurance).

(b)

A copy of all of endorsements to insurance policies and reinsurance policies that are Construction Period Insurances for the Gold Phase and that are required pursuant to Clause 22.32 (Insurance) and Schedule 6 (Insurance).

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(c)

A certificate from the Borrower's insurers or insurance agents or brokers in substantially the form set out in  Appendix 3 to Schedule 6 (Insurance).

9.

Due diligence and Consultants' reports

(a)

A technical due diligence report on the Project, in form and substance satisfactory to the Lenders, from the Independent Technical Consultant.

(b)

A due diligence report, in form and substance satisfactory to the Lenders, from the Social and Environmental Consultant, including confirmation of compliance of the Project with applicable Social and Environmental Requirements and compliance of the Social and Environmental Management System, the Social and Environmental Management Plans and the Social and Environmental Action Plan with the Social and Environmental Standards.

(c)

A report, in form and substance satisfactory to the Lenders, from the Insurance Consultant confirming the adequacy and appropriateness of the Borrower's insurance policies in effect (including that insurances are in place against such risks, in such amounts, with such insurers and upon such terms as are consistent with the provisions of Schedule 6 (Insurance)).

(d)

An Eritrean law legal due diligence report in form and substance satisfactory to the Lenders.

10.

Social and Environmental

(a)

The Social and Environmental Impact Assessment and the Initial Social and Environmental Management Plans in a form confirmed by the Social and Environmental Consultant as being in compliance with the Social and Environmental Requirements (and including, in each case, all changes and amendments advised by the Social and Environmental Consultant) and, in form and substance satisfactory to the Social and Environmental Agent and which, to the extent required, have been approved by the Minister pursuant to Article 22 of the Mining Agreement, comply with the provisions of Article 22.3.2 of the Mining Agreement and have been prepared in accordance with the Eritrean National Environmental Assessment Procedures and Guidelines of March 1999 pursuant to Article 22 of the Mining Agreement.

(a)

The form of the Social and Environmental Monitoring Report agreed with the Social and Environmental Agent.

(b)

Notices of the appointment of representatives of the Ministry, the Borrower and the Social and Environmental Agent to the Social and Environmental Discussion Group.

(c)

The terms of reference of Social and Environmental Discussion Group being agreed between the Borrower, the Ministry and the Social and Environmental Agent.

(d)

Either (i) the appointment of the Independent Social and Environmental Monitoring Expert (being a person satisfactory to the Social and Environmental Agent) or (ii) agreement between the Borrower, the Ministry

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and the Social and Environmental Agent on the identity of the Independent Social and Environmental Monitoring Expert and the appointment of the Independent Social and Environmental Monitoring Expert is otherwise progressing in a manner that is satisfactory to the Social and Environmental Expert.

(e)

The terms of reference for the Independent Social and Environmental Monitoring Expert being agreed between the Borrower and the Social and Environmental Agent

(f)

The Initial Mine Closure Plan in a form confirmed by the Social and Environmental Consultant to comply with the Social and Environmental Requirements and satisfactory to the Social and Environmental Agent.

(g)

The Initial Social and Environmental Management System and the Initial Social and Environmental Action Plan in a form confirmed by the Social and Environmental Consultant as being in compliance with the Social and Environmental Requirements (and including, in each case, all changes and amendments advised by the Social and Environmental Consultant) and in a manner satisfactory to the Social and Environmental Agent.

(h)

Evidence that express clauses have been included in each of the Project Document pursuant to which the Project Party thereto (and any contractor or sub-contractor of any tier thereof) is required to comply with the Environmental and Social Requirements.

(i)

A report on the implementation of the construction management plan which forms part of the Initial Social and Environmental Management Plans, confirmed by the Social and Environmental Consultant as being in compliance with the Social and Environmental Requirements (and including, in each case, all changes and amendments advised by the Social and Environmental Consultant) as well as the development and status of implementation of the respective Standard Operating Procedures in a manner satisfactory to the Social and Environmental Agent.

11.

Budgets and Financial Model

(a)

The Initial Copper Phase Construction Budget and Timetable.

(b)

The Initial Gold Phase Construction Budget and Timetable.

(c)

The Initial Operating Budget.

(d)

The Financial Model.

(e)

A due diligence report, in form and substance satisfactory to the Lenders, from the Model Auditor in respect of the Financial Model delivered pursuant to paragraph (d) above stating that it has reviewed the Financial Model and confirming, inter alia, (A) the mathematical accuracy of the computations therein and (B) that the method of calculation of tax charges and associated liabilities consistent with the applicable tax legislation of the Eritrea and that no material relevant tax calculations have been omitted.

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12.

Banking Case

(a)

A Banking Case prepared in accordance with the Financial Model.

(b)

The Banking Case is such that:

(i)

The Senior Projected Debt Service Cover Ratio for each Quarter (commencing with the current Quarter and each Quarter thereafter) is greater than 1.5:1;

(ii)

The Senior Loan Life Cover Ratio (as at the most recent Calculation Date) is greater than 1.75:1;

(iii)

The Senior Mine Life Cover Ratio (as at the most recent Calculation Date) is greater than 2.25:1.0;

(iv)

The Total Projected Debt Service Cover Ratio for each Quarter (commencing with the current Quarter and each Quarter thereafter) is greater than 1.2:1;

(v)

The Total Loan Life Cover Ratio (as at the most recent Calculation Date) is greater than 1.5:1; and

(vi)

The Total Mine Life Cover Ratio (as at the most recent Calculation Date)  is greater than 1.6:1.0.

13.

Financial Statements

A copy of the Original Financial Statements of each of:

(a)

the Borrower (prepared in accordance with IFRS); and

(b)

each Sponsor (for ENAMCO, prepared in accordance with Eritrean law, for Nevsun Resources, prepared in accordance with Canadian GAAP),

and (other than for the Financial Statements of ENAMCO) each corresponding report of the relevant independent auditor.

14.

Financial Information

(a)

A Construction Report dated no less than forty-five (45) days prior the date of first Utilisation.

(b)

A copy of each agreement set forth in Schedule 15 (Existing Contr).

(c)

Evidence satisfactory to the Lenders that there has been no material adverse change in the assets, business, operations or financial condition of the Borrower since the date as at which the most recent financial statements delivered pursuant to Clause 15.1 (Financial stat) were prepared.

(d)

The appointment of the Auditors by the Borrower and authorisation by the Borrower to the Auditors to communicate directly with the Project Facilities

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Agent concerning the Borrower’s financial condition and the financial position of the Borrower and to disclose to the Finance Parties any information which the Project Facilities Agent may reasonably request.

15.

Legal Opinions

(a)

A legal opinion satisfactory to the Lenders of Clifxxxd Chance Europe LLP, legal advisers to the Lenders, as to the Finance Documents governed by English law, in substantially the form distributed to the Lenders prior to the Signing Date.

(b)

A legal opinion satisfactory to the Lenders of Kebreab Habte Michael, legal advisers to the Lenders, as to Eritrean Law, in substantially the form distributed to the Lenders prior to the Signing Date.

(c)

A legal opinion satisfactory to the Lenders of Chancery Chambers, legal advisers to the Lenders, as to Barbados Law, in substantially the form distributed to the Lenders prior to the Signing Date.

(d)

A legal opinion satisfactory to the Lenders of Heenan Blaikie LLP, legal advisers to the Lenders, as to Canadian Law, in substantially the form distributed to the Lenders prior to the Signing Date.

(e)

A legal opinion satisfactory to the Lenders of Clifxxxd Chance
Partnerschaftsgesellschaft von Rechtsanwälten,
Wirtschaftsprüfern, Steuerberatern und Solicitors, legal advisers to the Lenders, as to German Law, in substantially the form distributed to the Lenders prior to the Signing Date.

(f)

A legal opinion satisfactory to the Lenders of Mayer Brown International LLP, legal advisers to the Borrower, as to the Key Gold Phase Project Documents governed by English law.

(g)

A legal opinion satisfactory to the Lenders of Tefari Berhane & Mulugheta Co, legal advisers to the Borrower Parties, as to Eritrean law (including, without limitation, the entry by the Borrower into each of the Transaction Documents).

16.

Project Accounts

Evidence that the Project Accounts have been opened and continue to be maintained in accordance with each Accounts Agreement.

17.

Fees

Evidence satisfactory to the Lenders that all Financing Costs then due from the Borrower under Clause 9 (Fees) and Clause 13 (Costs and Expe), including the fees of any legal counsel and any advisors to the Lenders have been paid or will be paid on or before Financial Close.

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18.

Approvals, Notices and Environmental Permits

A certificate, in form and substance satisfactory to the Lenders, of a Specified Officer of the Borrower:

(a)

attaching copies of each Approval set forth in Part A of Schedule 9 (Approvals and ) and each Environmental Permit and each Social Permit; and

(b)

attaching copies of each notice and other document set forth in Part C of Schedule 9 (Approvals and );

(c)

certifying that:

(i)

each such copy is true, correct and complete; and

(ii)

each such Approval, Environmental Permit and Social Permit is in full force and effect.

19.

Process Agents

Evidence satisfactory to the Lenders that (a) each Borrower Party, the Onshore Account Bank and NICE has appointed each agent for process required to be appointed by it in accordance with the Finance Documents to which it is a party and (b) each such agent has accepted its appointment.

20.

Shareholder Funding Conditions

(a)

Each of the Shareholder Funding Conditions has been satisfied.

(b)

The Borrower has (i) certified each of the Shareholder Funding Conditions has been satisfied, (ii) certified the amount standing to the credit of the Offshore Proceeds Account and the Onshore Proceeds Account, (iii) certified the amounts made available to the Borrower by XXXXXX XXXXXXXand ENAMCO as Shareholder Advances and (iv) certified the aggregate amount paid for the Gold Puts.

(c)

The Independent Technical Consultant has confirmed the Shareholder Funding to which the Borrower's certification under paragraph (b) relates was used to pay Gold Phase Project Costs.

21.

Individual Facility Agreements

Individual conditions to the first disbursement set forth in each Facility Agreements shall have been satisfied and documents required to be delivered in connection with those conditions shall have been delivered in form and substance satisfactory to the relevant Facility Representative and this has been confirmed by the relevant Facility Representative to the Project Facilities Agent.

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22.

Risk Cover

(a)

The UFK Senior Agent shall have received the UFK Senior Facilities Policy in form and substance satisfactory to the UFK Senior Agent and each of the UFK Senior Lenders, duly executed and delivered by the German Government.

(b)

XXX and XXXX shall have received the UFK Subordinated Facilities Policy in form and substance satisfactory to XXX, XXXX and the UFK Subordinated Agent, duly executed and delivered by the German Government.

(c)

The UFK Senior Agent shall have received the PRI UFK Senior Policy in form and substance satisfactory to the UFK Senior Agent and each of the UFK Senior Lenders, duly executed and delivered by the relevant PRI Providers.

(d)

XXX and XXXX shall have received the PRI UFK Subordinated Policy in form and substance satisfactory to the UFK Subordinated Agent, XXX and XXXX, duly executed and delivered by the relevant PRI Providers.

(e)

The ECIC Senior Agent shall have received the ECIC Senior Facility Policy in form and substance satisfactory to the ECIC Senior Agent and each of the ECIC Senior Lenders, duly executed and delivered by ECIC.

(f)

The ECIC Senior Cost Overrun and Subordinated Agent shall have received each ECIC Cost Overrun and Subordinated Policy in form and substance satisfactory to the ECIC Senior Cost Overun and Subordinated Agent and each of the ECIC Senior Cost Overrun Lenders, duly executed and delivered by ECIC.

(g)

The ECIC Senior Cost Overrun and Subordinated Agent shall have received each PRI ECIC Cost Overrun Policy in form and substance satisfactory to the ECIC Senior Cost Overrun and Subordinated Agent and each ECIC Senior Cost Overrun Lender, duly executed and delivered by the relevant PRI Providers.

(h)

The ECIC Senior Cost Overrun and Subordinated Agent shall have received the PRI ECIC Subordinated Policy in form and substance satisfactory to the ECIC Senior Cost Overrun and Subordinated Agent and the Original ECIC Subordinated Lender, duly executed and delivered by the relevant PRI Providers.

(i)

Each UFK Policy, ECIC Policy and PRI Policy is, in form and substance, satisfactory to all Lenders.

(j)

All premiums due to any Risk Cover Provider shall have been paid (other than any premiums to be paid from the proceeds of first Utilisation under the Facilities).

23.

Know-your-customer checks

Each of the Lenders and the Agents shall have completed client identification procedures (including, if necessary, identification of directors and major shareholders of the Borrower and the Borrower Parties) in compliance with applicable money

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laundering rules.

Part B
Conditions precedent to all Utilisations

1.

A Gold Phase Cost-to-Complete Certificate certifying that, as at the date of that certificate, the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion do not exceed the aggregate amount of Shareholder Funding provided and the aggregate of the Available Facilities and the Loans made prior to such date.

2.

No Event of Force Majeure has occurred under any Project Document and is continuing.

3.

No Default has occurred and is continuing or would result from the proposed Utilisation.

4.

Paragraph 2(b) of Schedule 6 (Insurances) does not apply to any of the Insurances.

5.

No event or circumstance having a Material Adverse Effect has occurred and is continuing, nor is an event or circumstance that would result in a Material Adverse Effect likely to occur, as a result of making the proposed Utilisation.

6.

Each of the Repeating Representations to be made by the Borrower is true in all material respects.

7.

Evidence satisfactory to the Lenders that all Financing Costs then due from the Borrower have been paid or will be paid on or before the relevant Utilisation Date.

8.

A Utilisation Request duly completed in accordance with the requirements of the relevant Facility Agreement.

9.

For a Utilisation under any Facility (other than the ECIC Senior Cost Overrun Facility Agreement and the UFK Covered Senior Cost Overrun Facility or, other than for the first Utilisation under the ECIC Senior Facility, under the ECIC Senior Facility or to the extent that a pro rata Utilisation is not possible due to any eligibility criteria contained in the ECIC Senior Facility Agreement), a Utilisation is being made on the same date under each of the other Facilities (other than ECIC Senior Cost Overrun Facility Agreement and the UFK Covered Senior Cost Overrun Facility or, other than for the first Utilisation under the ECIC Senior Facility, under the ECIC Senior Facility or to the extent that a pro rata Utilisation is not possible due to any eligibility criteria contained in the ECIC Senior Facility Agreement) and, save to the extent that such Utilisations are to finance ECIC Premium, Interest During Construction, PRI Premium or UFK Premium, such Utilisations are pro rata (where such pro rata amount is determined based on the Available Facilities for those Facilities and taking into account necessary rounding of such pro rata amount to meet any minimum Utilisation amounts under the applicable Facility Agreements).

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10.

For a Utilisation under the ECIC Senior Cost Overrun Facility Agreement and the UFK Covered Senior Cost Overrun Facility, a pro rata Utilisation is to be made on the same date under respectively the UFK Covered Senior Cost Overrun Facility and the ECIC Senior Cost Overrun Facility (where such pro rata amount is determined based on the Available Facilities for those Facilities and taking into account necessary rounding of such pro rata amount to meet any minimum utilisation amounts under the applicable Facility Agreements).

11.

For a Utilisation under any Facility (other than the ECIC Senior Cost Overrun Facility Agreement and the UFK Covered Senior Cost Overrun Facility or under the ECIC Senior Facility to the extent not possible due to any eligibility criteria contained in the ECIC Senior Facility Agreement):

(i)

each other Facility, other than the ECIC Senior Facility for a reason due to any eligibility criteria, is available to make Utilisations (and has not suspended the making of Utilisations); and

(ii)

if a Utilisation is not possible on the same date due to any eligibility criteria contained in the ECIC Senior Facility Agreement, there is no evidence that the Borrower will not be able achieve the eligibility criteria in the ECIC Senior Facility Agreement so as to utilize the ECIC Senior Facility in full.

12.

If the Utilisation is requested the ECIC Senior Cost Overrun Facility Agreement or the UFK Covered Senior Cost Overrun Facility Agreement, each of the ECIC Senior Cost Overrun Facility and the UFK Covered Senior Cost Overrun Facility is available to make Utilisations (and has not suspended the making of Utilisations) and no other Facility has suspended making Utilisations.

13.

All of the reports to be provided by the Borrower, the Social and Environmental Consultant and the Independent Social and Environmental Monitoring Expert under this Agreement or their terms of appointment have been provided and are satisfactory to the Social and Environmental Agent.

14.

All updates required pursuant to this Agreement in respect of the Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures have been made and confirmed by the Social and Environmental Consultant as being in compliance with the Social and Environmental Requirements (and including, in each case, all changes and amendments advised by the Social and Environmental Consultant) in a manner satisfactory to the Social and Environmental Agent.

15.

The Borrower, the Project Parties and each of their services providers and contractors and sub-contractors of any tier are in compliance with the Social and Environmental Requirements.

16.

The Project Facilities Agent has not determined, in consultation with the Independent Technical Consultant that either (a) the Gold Phase Completion Date will not or is not reasonably likely to occur on or prior to the Guaranteed Gold Phase Completion Date or (b) the Copper Phase Completion Date will not or is not reasonably likely to occur on or prior to the Guaranteed Copper Phase Completion Date.

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17.

The individual conditions to that Utilisation (if any) set forth in each Facility Agreements shall have been satisfied and all documents required to be delivered in connection with those conditions shall have been delivered in accordance with that Facility Agreement and this has been confirmed by the relevant Facility Representative to  the Project Facilities Agent.

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Schedule 4
Form of Accession Memorandum

To:

XXX IPEX – Bank GmbH as Project Facilities Agent

From:

[Insert full name of] (the "Acceding Party")

Dated:

[●]

Dear Sirs

Bisha – Common Terms Agreement Accession Memorandum

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, [the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX] as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is an Accession Memorandum, and, unless otherwise provided herein, terms used in this Accession Memorandum and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

This Accession Memorandum is delivered to you as Project Facilities Agent pursuant to [Clause 29 (Change of Agen)] [Clause 28 (Assignments an)] of the Common Terms Agreement.

4.

In consideration of the Acceding Party being accepted as successor [Project Facilities Agent] [Offshore/Onshore Security Agent] [Lender] [ECIC/UFK Senior/Senior Cost Overrun and Subordinated/Subordinated Agent] [Insurance Agent] [Social and Environmental Agent ] [Modelling and Technical Bank] for the purposes of the Common Terms Agreement, the Intercreditor Agreement and the other relevant Finance Documents pursuant to the Common Terms Agreement, the Acceding Party hereby confirms that, as from [the later of [●] and] the date of execution of this Accession Memorandum by the Project Facilities Agent it:

(a)

intends to be a party to the Common Terms Agreement, the Intercreditor Agreement and the other Finance Documents to which [the Project Facilities Agent is expressed to be a party][the Onshore Account Bank is expressed to be a party] [the Offshore Security Agent is expressed to be a party] [the

PARIS-1-1004889-v29B- 273 -36-40397380

Onshore Security Agent is expressed to be a Party] [ECIC/UFK Senior/Senior Cost Overrun and Subordinated/Subordinated Agent] is expressed to be a party] [[•], as a Lender under the [•] Facility Agreement], was expressed to be a party as of the Signing Date (the "Relevant Finance Documents") as [the Project Facilities Agent] [the Offshore Security Agent] [the Onshore Security Agent] [a Lender][ECIC/UFK Agent] [Insurance Agent] [Social and Environmental Agent ] [Modelling and Technical Bank];

(b)

undertakes to each other party to such document to perform all the obligations expressed in the Relevant Finance Documents to be assumed by [the Project Facilities Agent] [the Offshore Security Agent] [the Onshore Security Agent] [ECIC/UFK Senior/Senior Cost Overrun and Subordinated/Subordinated Agent] [a Lender under the [•] Facility Agreement]; and

(c)

agrees that it shall be bound by all the provisions of the relevant Finance Documents as if it had been an original party thereto as [the Project Facilities Agent] [ECIC/UFK Senior/Senior Cost Overrun and Subordinated/Subordinated Agent] [the Offshore Security Agent] [the Onshore Security Agent] [a Lender under the [•] Facility Agreement] [Insurance Agent] [Social and Environmental Agent ] [Modelling and Technical Bank].

5.

This Accession Memorandum may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Accession Memorandum.

6.

This Accession Memorandum has been executed as a deed on the date stated above and shall be governed by, and construed in accordance with, English law.

The Acceding Party

EXECUTED AS A DEED

By:

[Full name of Acceding Party]

Address for notices:

Address:

Fax:

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The Project Facilities Agent

XXX IPEX – Bank GmbH

By:

Date:

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Schedule 5
Form of Transfer Certificate and Assignment Agreement

Part A
Form of Transfer Certificate

To:

XXX IPEX – Bank GmbH as Project Facilities Agent

From:

[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:

Bisha – Common Terms Agreement Transfer Certificate and [●] Facility Agreement dated [●] (the "Agreement")

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, [the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX] as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement") and the Agreement.

2.

This is a Transfer Certificate.  Terms defined in the Agreement and/or the Common Terms Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

3.

We refer to Clause  28.5 (Procedure for ) of the Common Terms Agreement:

(a)

The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause  28.5 (Procedure for ) of the Common Terms Agreement.

(b)

The proposed Transfer Date is [●].

(c)

The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 48.2 (Addresses) of the Common Terms Agreement are set out in the Schedule.

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4.

The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in sub-clause 28.4.3 of Clause 28.4 (Limitation of responsibility of Existing Lenders) of the Common Terms Agreement.

5.

The benefit of the Transaction Security shall be maintained for the benefit of the New Lender.

6.

In accordance with article 1827 of the Eritrean Civil Code, the benefit of each Onshore Security Document and the Transaction Security created thereby shall be maintained (including in relation to any interest forming part of the Secured Obligations due prior to transfer) following any transfer in accordance with this Transer Certificate.

7.

This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

8.

This Transfer Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

9.

This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details including details of the relevant Facility Agreement]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]
By:	By:
This Transfer Certificate is accepted by the Project Facilities Agent and the Transfer Date is confirmed as [ ].

XXX IPEX – Bank GmbH

By:

Date:

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Part B
Form of Assignment Agreement

To:

XXX IPEX – Bank GmbH as Project Facilities Agent

To:

Xxxxx xxxxxx xxxxx xxxxxxx as Borrower

And to:

Eritrean National Mining Corporation, Nevsun Africa (Barbados) Ltd, Nevsun (Barbados) Holdings Ltd, Nevsun Resources (Eritrea) Ltd and Nevsun Resources Ltd as Borrower Parties

From:

[The Existing Lender] (the "Existing Lender") and [The New Lender] (the "New Lender")

Dated:

Bisha – Common Terms Agreement Transfer Certificate and [●] Facility Agreement

dated [●] (the "Agreement")

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, [the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX] as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement") and the Agreement.

2.

This is an Assignment Agreement.  Terms defined in the Agreement and/or the Common Terms Agreement have the same meaning in this Assignment Agreement unless given a different meaning in this Transfer Certificate.

3.

We refer to Clause  28.6 (Procedure for ) of the Common Terms Agreement:

(a)

The Existing Lender assigns absolutely to the New Lender all of the rights of the Existing Lender under the Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Commitments and participations in Utilisations under the Facility Agreement specified in the Schedule.

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(b)

The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Commitments and participations in Utilisations under the Facility Agreement specified in the Schedule.

(c)

The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.

4.

The proposed Transfer Date is [●].

5.

On the Transfer Date the New Lender becomes party to the Finance Documents as a New Lender.

6.

The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of  Clause 48.2 (Addresses) are set out in the Schedule.

7.

The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in sub-clause 28.4.3 of Clause 28.4.

8.

The benefit of the Transaction Security shall be maintained for the benefit of the New Lender.

9.

This Assignment Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Assignment Agreement.

10.

This Assignment Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

11.

This Assignment Agreement has been entered into on the date stated at the beginning of this Assignment Agreement.

THE SCHEDULE

Rights to be assigned and obligations to be released and undertaken

[insert relevant details including defails of the relevant Facility Agreement]
[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]
By:	By:

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This Assignment Agreement is accepted by the Project Facilities Agent and the Transfer Date is confirmed as [●].

Signature of this Assignment Agreement by the Project Facilities Agent constitutes confirmation by the Project Facilities Agent of receipt of notice of the assignment referred to herein, which notice the Project Facilities Agent receives on behalf of each Finance Party.

XXX IPEX – Bank GmbH

By:

Date:

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Schedule 6
Insurance

References in this Schedule 6 to paragraphs and Appendices shall be construed as references to the paragraphs and Appendices of this Schedule 6, unless the context otherwise requires.

1.

Insurances to be Effected

1.1

Insurances

Subject to paragraph 1.2, the Borrower shall:

(a)

comply with this Schedule 6 and each of the obligations assumed by it in relation to insurance under the Key Project Documents;

(b)

effect, maintain in force and comply with the requirements of the insurances specified in Appendix 1, for the periods and in the amounts specified in Appendix 1, against the risks and liabilities specified in Appendix 1 and cause to be effected reinsurances in respect of such insurances as required in this Schedule 6; and

(c)

exercise its rights under the Key Project Documents so as to require that each Key Project Party comply with any obligations assumed by such Key Project Party in relation to insurance under such Key Project Documents.

1.2

General

The Borrower shall procure that the insurances and reinsurances for 100% of the risk under those insurances referred to in paragraph 1.1, 3.1, and 3.2(b):

(a)

are effected on the terms referred to in this Schedule 6;

(b)

include no provisions for self-insurance other than as set out in this Schedule 6 (subject to any variation thereof from time to time agreed under paragraph 2(a));

(c)

include only the exclusions specified in Appendix 1 and such other exclusions normal to that type of policy as may be acceptable to the Insurance Agent; and

(d)

insofar as they relate to damage to the Project Assets, cover such assets to at least their reinstatement as new value, increased from time to time as necessary to maintain such reinstatement as new value or as otherwise agreed by the Borrower and the Insurance Agent in consultation with the Independent Technical Consultant and the Insurance Consultant.

2.

Changes to insurance

The Borrower shall:

(a)

procure that such changes are made to the terms and conditions of the insurances effected pursuant to this Agreement (or effect and maintain such additional insurances) as may be required by the Insurance Agent if the

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Insurance Agent reasonably believes that the existing insurances afford materially less protection to the Secured Parties than is then available at reasonable cost in the international insurance or reinsurance market and normally provided to financiers in limited recourse project financings; and

(b)

not be in breach of its obligations under this Agreement to maintain insurances or reinsurances to the extent that the required level of cover or the terms referred to in this Schedule 6 are not, in the opinion of the Insurance Agent, available to the Borrower on reasonable commercial terms due to a want of capacity in the international insurance or reinsurance market provided that, in such circumstances, the Borrower shall, at the request of the Insurance Agent, approach the international insurance and reinsurance market at reasonable intervals (and not less frequently than every ninety (90) days) to determine whether such insurances or, as the case may be, reinsurances are available to the Borrower on reasonable commercial terms and shall promptly thereafter, deliver to the Insurance Agent and the  Insurance Consultant the results of its investigation and the information from which it made its determination. Any disagreements between the Parties relating to circumstances referred to above may  be submitted for determination by an Independent Insurance Expert in accordance with Appendix 4 to this Schedule 6.

3.

Additional Coverages

3.1

Insurances required by law, Project Documents and other agreements

Without prejudice to the other provisions of this Schedule 6, the Borrower shall:

(a)

from time to time effect and maintain in full force those insurances which the Borrower is required to have by any Applicable Law or by the terms of any of the Project Documents; and

(b)

effect and maintain in full force those insurances which the Borrower is required to have by the terms of any other contract to which it is at any time a party.

3.2

Borrower's insurance

(a)

For the avoidance of doubt the Borrower shall at any time be entitled to effect such other insurances in addition to or supplementing those referred to elsewhere in this Schedule 6 as it may think fit provided that the other insurances do not affect rights to recover under the insurances referred to elsewhere in this Schedule 6 and further provided that the premia in respect of such other insurances are Approved Project Costs or as the case may be, Approved Operating Costs.

(b)

Any insurances taken out by the Borrower referred to in paragraph 3.2(a) which would otherwise have been required by the Insurance Agent in accordance with the provisions of this Schedule 6 shall be treated for all purposes as if effected pursuant to paragraph 1.1.  Other insurances taken out by the Borrower pursuant to paragraph 3.2(a) shall be referred to in this Schedule 6 as "Voluntary Insurances".

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4.

Provisions Common to all Insurances

4.1

Policies

(a)

The Borrower shall procure that each insurance policy taken out pursuant to paragraphs 1.1, 3.1 and 3.2(b) of this Schedule 6 (other than the Voluntary Insurances and those referred to in Part 2 (Other insurances) of Part C of Appendix 1) shall:

(i)

be placed and maintained with NICE or with such other insurer as may be approved by the Insurance Agent from time to time;

(ii)

be reinsured through facultative insurance with reinsurers of sound financial standing and international repute and with a long term credit rating of at least A- from Standard & Poor’s and/or A - from AM Best or  as may be approved from time to time by the Insurance Agent such that one hundred per cent (100%) of the risk is reinsured;

(iii)

be in English and governed by Eritrean law or, to the extent permitted under Eritrean law, English law;

(iv)

be otherwise consistent with the requirements of this Schedule 6;

(v)

except for any proceeds arising in respect of a claim for third party liability which are to be paid directly to the third party in question, provide that the Offshore Security Agent is loss payee for all claims arising in respect of the same event where the aggregate amount of such claims exceeds five million Dollars ($5,000,000) (or its equivalent in any currency or currencies);

(vi)

be the subject to a pledge under the Onshore Security Agreement creating (or if governed by English law, an assignment under the Assignment of Key Offshore Project Documents), subject to the Legal Reservations, a valid, perfected and first priority Encumbrance in favour of the Lenders and the Onshore Security Agent (and the Borrower shall ensure that all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or purported to be created by that pledge (including, without limitation, by execution of a Schedule Change Amendment  Agreement) (and that a certified true copy thereof has been provided to the Project Facilities Agent)) or that assignment;

(vii)

be the subject of a notice of pledge (or, as the case may be, assignment) and an acknowledgement by the relevant insurer(s) duly given and signed in accordance with the terms of the Onshore Security Agreement (or, as the case may be, the Assignment of Key Offshore Project Documents); and

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(viii)

have attached to the policy each of the endorsements (including, but not limited to, the loss payee provisions) set out in Appendix 2 substantially in the form set out therein or such other form as may be agreed between the Borrower and the Insurance Agent.

(b)

The Borrower shall procure that each reinsurance policy taken out in respect of the insurances required to be taken out pursuant to paragraphs 1.1, 3.1, and 3.2(b) of this Schedule 6 (other than the Voluntary Insurances and those referred to in Part 2 (Other insurances) of Part C of Appendix 1) shall:

(i)

be placed and maintained with reinsurers of sound financial standing and international repute and with a long term credit rating of at least A- from A.M. Best and/or A- from Standard & Poor's as may be approved from time to time by the Insurance Agent;

(ii)

be in English and governed by English law;

(iii)

be otherwise consistent with the requirements of this Schedule 6;

(iv)

except for any proceeds arising in respect of a claim for third party liability which are to be paid directly to the third party in question, provide that the Offshore Security Agent is loss payee for all claims arising in respect of the same event where the aggregate amount of such claims exceeds five million Dollars ($5,000,000)  (or its equivalent in any currency or currencies);

(v)

be the subject to an assignment under the Reinsurance Assignment Agreement creating a valid, perfected and first priority Encumbrance in favour of the Offshore Security Agent (and the Borrower shall procure that, and shall require that the relevant insurer take, all necessary notarisations, registrations and other Authorisations have been obtained to ensure, subject to the Legal Reservations, the validity, enforceability, perfection, priority preservation and/or effectiveness of the Transaction Security created or purported to be created by that assignment (and that a certified true copy thereof has been provided to the Project Facilities Agent));

(vi)

be the subject of a notice of assignment and an acknowledgement by the relevant insurer(s) duly given and signed in accordance with the terms of Reinsurance Assignment Agreement;

(vii)

the reinsurer agrees in favour of the Offshore Security Agent, on behalf of the Secured Parties, to cut-through arrangements; and

(viii)

have attached to the policy each of the endorsements (including, but not limited to, the loss payee and cut-through provisions) set out in Appendix 2 substantially in the form set out therein or such other form as may be agreed between the Borrower and the Insurance Agent.

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4.2

Insured

(a)

The Borrower shall procure that in each insurance policy taken out pursuant to paragraphs 1.1, 3.1, and 3.2(b) of this Schedule 6 (other than those referred to in Part C of Appendix 1), the Borrower is named as a principal insured and the Secured Parties are named as co-insured.

(b)

Where a Finance Party is named on any insurance policy as an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by the insurers or any other information of any kind.

4.3

Premia

The Borrower shall punctually pay all premiums, commissions and any other amount   payable under each insurance policy taken out pursuant to this Schedule 6 and shall, upon the request of the Insurance Agent, promptly produce to the Insurance Agent evidence of such payment.  The Insurance Agent may, but shall not be obliged to, pay a premium (commissions and any other amount payable under an insurance policy taken out pursuant to this Schedule 6)  on behalf of the Borrower if the Borrower fails to do so punctually.  The Borrower shall indemnify each Secured Party against any premium or premiums (commissions or other amounts) paid by any Finance Party in respect of insurances or reinsurances effected pursuant to this Schedule 6.

4.4

Brokers' undertakings

The Borrower shall ensure that each broker or agent through whom any insurance or reinsurance policy required to be effected or renewed pursuant to paragraphs 1.1, 3.1, and 3.2(b) of this Schedule 6 is effected or renewed is acceptable to the Insurance Agent and shall procure that each such broker or agent delivers to the Insurance Agent a letter of undertaking substantially in the form set out in Appendix 3 (or such other form as may be agreed between the Insurance Agent and the Borrower) as soon as practicable after each such insurance policy or reinsurance policy is effected or renewed.

4.5

Non-avoidance of coverage

The Borrower shall not at any time:

(a)

do (or omit to do); or

(b)

so far as it is reasonably able, permit or allow others to do (or omit to do),

anything (including, without limitation, failure to disclose any material fact, or breach of warranty) whereby any insurance or reinsurance taken out under this Schedule 6 could be void, voidable, breached, suspended, impaired or defeated in whole or in part.

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4.6

Disputed Claims

If the insurers dispute any claim made under any of the insurances effected or renewed pursuant to paragraphs 1.1, 3.1, and 3.2(b) of this Schedule 6, the Borrower shall, where the value of the claim, when aggregated with all other claims relating to the same event, is in excess of five million Dollars ($ 5,000,000), consult with the Insurance Agent and shall take such steps as the Insurance Agent may require to preserve or pursue the claim.

5.

Information

5.1

Claims

The Borrower shall:

(a)

promptly notify the Insurance Agent of any claim by the Borrower or any event or series of events which entitles the Borrower to claim for an aggregate amount in excess of two million five hundred Dollars ($ 2,500,000) under any one or more of the Insurances taken out pursuant to this Schedule 6;

(b)

procure, in the event of any claim or entitlement to claim referred to in paragraph 5.1(a) above, that the Borrower's broker delivers to the Insurance Agent a report including a description of the loss and claim; and

(c)

promptly make and diligently pursue claims under the Insurances.

5.2

Information

The Borrower shall

(a)

promptly notify the Insurance Agent of any notice of cancellation, termination or suspension of any of the insurances or reinsurances to be effected pursuant to paragraphs 1.1, 3.1, and 3.2(b) of this Schedule 6; and

(b)

give to the Insurance Agent such information with respect to the insurances and reinsurances taken out pursuant to this Schedule 6 (or as to any matter which may be relevant to such insurances) as the Insurance Agent may from time to time reasonably request including, without limitation, a copy of and access to the original of any policy effected pursuant to this Schedule 6.  The Borrower shall provide to the Insurance Agent cover notes for each insurance policy referred to in paragraph 1.1 (and each reinsurance policy in respect thereof) promptly upon cover being effected and a copy of each insurance policy and reinsurance policy within thirty (30) days of receipt of the insurance policy by the Borrower, and in any event within sixty (60) days of the inception of cover.

5.3

Alteration of coverage

The Borrower shall procure that there is no material amendment (including, without limitation, reductions in limits or coverage (including, without limitation, those resulting from extensions) or increases in deductibles, exclusions or exceptions) otherwise than in accordance with the provisions of this Schedule 6, to any insurance

PARIS-1-1004889-v29B- 286 -36-40397380

or reinsurance effected pursuant to this Schedule 6 (except Voluntary Insurances) without the prior written consent of the Insurance Agent.

6.

Renewal of cover

Not less than 14 days prior to the expiry date of any of the insurances or reinsurances effected pursuant to paragraphs 1.1, 3.1, and 3.2(b) of this Schedule 6 (other than the Construction Period Insurances for the Gold Phase after the Gold Phase Completion Date and the Construction Period Insurances for the Copper Phase after the Copper Phase Completion Date), the Borrower shall provide a certificate of renewal from the insurer, the reinsurer, the insurance broker or agent confirming the renewal of the relevant policy and the renewal period, the premium, the amounts insured for each asset or item and any changes in the terms or conditions from the policy's issue date or last renewal.

7.

Failure to Maintain Required Insurances

If at any time and for any reason any insurance or reinsurance required to be maintained under this Schedule 6 is not in full force and effect then, without prejudice to the rights of the Insurance Agent and the other Finance Parties, the Insurance Agent shall be entitled thereupon, or at any time whilst the same is continuing, to procure on behalf of itself, the Borrower, the Independent Technical Consultant and the other Secured Parties such insurance or reinsurance (excluding Voluntary Insurances) (provided that the Insurance Agent shall have no liability of any nature whatsoever (whether in contract, tort, negligence or otherwise) to do so and upon procuring such insurance or reinsurance, shall only have such liabilities as are expressly assumed by the  Insurance Agent in respect of such insurances or reinsurances).  The Borrower shall indemnify the Insurance Agent and each Secured Party against the costs and expenses of procuring such insurance or reinsurance.  Without prejudice to any other obligations of the Borrower under the Finance Documents, the Borrower shall, from time to time, at the request of the Insurance Agent, take all such steps to minimise hazard as the Insurance Agent may reasonably consider expedient or necessary.

8.

Application of Proceeds

To the extent that Clause 7.6 (Mandatory prep) applies to such proceeds of Insurances, such Insurances shall be applied in accordance with 7.6 (Mandatory prep).

Otherwise and unless the proceeds of any Insurances are required to be applied in repayment or prepayment of the Loans pursuant to the provisions of this Agreement or the Security Documents, the Borrower shall ensure that the proceeds of the Insurances are applied (a) in repair, replacement or reinstatement of the loss or damage claimed for (in the case of loss or damage insurances), (b) in payment to the relevant Proceeds Account (in the case of Loss of Revenue Insurances) or (c) in payment to the relevant third party (or in payment to the relevant Proceeds Account where the proceeds are in reimbursement of the Borrower for payments already made to be relevant third party by the Borrower) (in the case of third party liability and product liability insurances).

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If the Borrower receives any proceeds of Insurances that should have been paid to the Offshore Security Agent or the Onshore Security Agent as loss payee, then the Borrower shall notify the Offshore Security Agent and the Onshore Security Agent and shall transfer such proceeds to the Offshore Insurance Compensation Account and, in the case of proceeds received in Nakfa, to the Onshore Nafka Insurance Compensation Account.

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APPENDIX 1

Part A
Insurance During Construction and Commissioning Phase

The insurances required under clause 22.32 (Insurance) are as set out below.

For the purposes of this Appendix 1 "Site" means the Mining License Area, the area covered by the Camp Facility Lease, the Mining Agreement Area and, on or after the date on which the Borrower obtains ownership, a usufruct right, a lease or other property right in respect of such land, any land at the Port which is owned by the Borrower or in respect of which the Borrower has a usufruct right, a lease or other property right.

1.

Policies

Constructions All Risks, Delay in Start-up (Construction All Risks and Marine Cargo) and Third Party Liability insurances shall be taken for each of the Gold Phase and the Copper Phase.

Material Damage All Risks and Machinery Breakdown, Business Interruption and Third Party Liability insurances shall be taken for each of the Gold Phase and the Copper Phase.

Unless otherwise indicated below, the terms of those insurances set out below apply for both the Gold Phase and the Copper Phase. Where it is indicated that an item applies for the Gold Phase, the insurances for the Gold Phase shall be in accordance with that item. Where is it indicated that an item applies for the Copper Phase, the insurances for the Copper Phase shall be in accordance with that item.

2.

Construction All Risks

The Insured:

For the Gold Phase:

(a)

the Borrower, Nevsun Resources Limited, the Gold Phase EPCM Contractors, each Key Project Party to a Key Offshore Gold Phase Construction and Supply Contract or to a Key Onshore Gold Phase Construction and Supply Contract, AMEC UK and other contractors and their sub-contractors of any tier engaged on the Gold Phase and, in each case, their subsidiaries and/or associated or affiliated companies, and sub-contractors of any tier;

(b)

the Independent Technical Consultant, the Environmental and Social Consultant, suppliers, surveyors and consulting engineers to the extent required by contract or agreement for their respective Site activities only; and

(c)

the Secured Parties (as co-insureds),

each for their respective rights and interests.

For the Copper Phase:

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As above save that (a) is replaced by the below:

(a)

the Borrower, the Copper Phase EPC[M] Contractor, each Key Project Party to a Key Offshore Copper Phase Construction and Supply Contract or to a Key Onshore Copper Phase Construction and Supply Contract and other contractors and their sub-contractors of any tier engaged on the Copper Phase and, in each case, their subsidiaries and/or associated or affiliated companies, and sub-contractors of any tier;

Loss Payee:

For claims arising in respect of the same event where the aggregate amount of such claims (under this and Delay in Start-up insurance) exceeds five million Dollars (USD 5,000,000), (i) for insurances, the Onshore Security Agent and (ii) for the reinsurances in respect thereof, the Offshore Security Agent.

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

The Insured Property:

For the Gold Phase: "All Risks" of physical loss or damage to the permanent and temporary works for the Gold Phase, materials, including material supplied by the Borrower, temporary buildings and contents thereof, and all other property used or for use in connection with the Gold Phase.

For the Copper Phase: "All Risks" of physical loss or damage to the permanent and temporary works for the Copper Phase, materials, including material supplied by the Borrower, temporary buildings and contents thereof, and all other property used or for use in connection with the Copper Phase.

Geographical limits:

For the Gold Phase: The Site at Bisha, Eritrea and anywhere in Eritrea in connection with the Project.

For the Copper Phase: The Site at Bisha, Eritrea, the port of Massawa and anywhere in Eritrea in connection with the Project.

Period of Insurance:

For the Gold Phase: From the commencement of construction works for the Gold Phase until date of Gold Phase Completion (including 3 months testing and commissioning cover) and 12 months defects liability period thereafter.

For the Copper Phase: From the commencement of construction works for the Copper Phase until date of Copper Phase Completion (including 3 months testing and commissioning cover) and 12 months defects liability period thereafter.

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Sum Insured:

The full reinstatement value based on the estimated construction contract value.

Cover:

All risks of physical loss of or damage to any part of the Insured Property (including mobile plant and equipment) arising from any cause not excluded.

Principal Exclusions:

(a)

LEG 3/06 Defects exclusion

(b)

Wear and tear

(c)

Unexplained Shortages

(d)

Personal effects and tools

(e)

Property in transit by sea or air

(f)

Contractors’ constructional plant, tools, equipment and temporary buildings

(g)

War and terrorism exclusion – NMA2919

(h)

Radioactive contamination and nuclear risks

(i)

Wilful acts

Maximum Excesses/Deductibles:

USD500,000 each and every loss

Special Extensions:

(a)

Equipment, material and plant sourced from within Eritrea and whilst in transit to the Site with a limit of not less than USD1,000,000.

(b)

50/50 Clause;

(c)

Professional Fees with a limit of not less than USD1,000,000

(d)

Removal of Debris with a limit of not less than USD5,000,000

(e)

20% automatic increase to the sum insured

(f)

Loss of drawings with a limit of not less than USD1,000,000

(g)

Expediting expenses and airfreight with a limit of not less than USD2,500,000

(h)

Reinstatement of the sum insured with no premium to be paid for amounts up to USD5,000,0000

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(i)

Public authorities clause with a limit of not less than USD1,000,000

(j)

72 hour clause

(k)

Extra expense with a limit of not less than USD1,000,000

(l)

Sue and labour with a limit of not less than USD1,000,000

Waiver of Subrogation:

Insurers agree to waive their rights of subrogation against:

(a)

any Insured (including co-insureds); and

(b)

the respective Affiliates, officers, directors, employees, sub-contractors, agents or representatives of any of (a) above.

3.

Delay in Start-up (Construction All Risks and Marine Cargo under separate policies)

The Insured:

(a)

the Borrower, Nevsun Resources; and

(b)

the Secured Parties,

each for their respective rights and interests.

Loss Payee:

For claims arising in respect of the same event where the aggregate amount of such claims (under this and Construction All Risks insurance) exceeds USD 5 million , (i) for insurances, the Onshore Security Agent and (ii) for the reinsurances in respect thereof, the Offshore Security Agent.

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Period of Insurance:

For the Gold Phase: From the commencement of construction works for the Gold Phase until date of Gold Phase Completion (including 3 months testing and commissioning cover) and 12 months defects liability period thereafter.

For the Copper Phase: From the commencement of construction works for the Copper Phase until date of Copper Phase Completion (including 3 months testing and commissioning cover) and 12 months defects liability period thereafter.

Sum Insured:

For the Gold Phase:

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Construction All Risks Delay in Start Up – USD 65,534,000 (based on a 12 month indemnity period).

Marine Delay in Start Up: USD 77,068,000 (based on a 24 month indemnity period).

Cover:

For the Gold Phase: If any of the Insured Property under the Construction All Risks or Marine Cargo insurances for the Gold Phase is lost, destroyed or damaged by any of the risks insured under such insurances, including loss which would be indemnifiable but for the application of excesses/deductibles, which causes a delay in achieving commencement of commercial operations for the Gold Phase, then this insurance will indemnify the Insured in respect of:

•

Fixed costs; and

•

Debt service (including payments under all Finance Documents).

For the Copper Phase: If any of the Insured Property under the Construction All Risks or Marine Cargo insurances for the Copper Phase is lost, destroyed or damaged by any of the risks insured under such insurances, including loss which would be indemnifiable but for the application of excesses/deductibles, which causes a delay in achieving commencement of commercial operations for the Copper Phase, then this insurance will indemnify the Insured in respect of:

•

Fixed costs; and

•

Debt service (including payments under all Finance Documents).

Indemnity Period:

Construction All Risks Delay in Start Up – 12 months.

Marine Delay in Start Up – 24 months.

Principal Exclusions:

The insurers shall not be liable for loss caused by or resulting from:

(a)

Failure to commit funds

(b)

Improvements to the works

(c)

Fines and penalties

(d)

Suspension of the works

(e)

Public authority restrictions

Maximum Time Excess:

the first 60 days in the aggregate.

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Special Extensions (Construction All Risks only):

(a)

Named suppliers extension with a limit of not less than USD2,500,000 for fire, lightning, aircraft and explosion only

(b)

Utilities extension with a limit of not less than USD2,500,000 for fire, lightning, aircraft and explosion only

(c)

Ingress and Egress

(d)

Interruption by civil or military authority

Special Extensions (Marine Cargo  only):

(a)

A delay resulting from loss or damage to the hull, machinery and/or equipment of the vessel or aircraft or any other conveyance on which the property insured is being carried or intended to be carried;

(b)

A delay resulting from the vessel, aircraft or other conveyance on which the property is being carried or is intended to be carried being involved in general average salvage or life-saving operation.

Waiver of Subrogation:

The Insurers shall waive their rights of subrogation against:

(a)

any Insured (including co-insureds);

(b)

the respective Affiliates, officers, directors, employees, sub-contractors, agents or representatives of any of (a) above.

4.

Third Party Liability

The Insured:

For the Gold Phase:

(a)

the Borrower, Nevsun Resources, the Gold Phase EPCM Contractors, each Key Project Party to a Key Offshore Gold Phase Construction and Supply Contract or to a Key Onshore Gold Phase Construction and Supply Contract, AMEC UK and other contractors and their sub-contractors of any tier engaged on the Gold Phase and, in each case, their subsidiaries and/or associated or affiliated companies, and sub-contractors of any tier;

(b)

the Independent Technical Consultant, suppliers, surveyors and consulting engineers to the extent required by contract or agreement for their respective Site activities only; and

(c)

the Secured Parties and their respective directors, officers, employees and assigns (as co-insureds),

each for their respective rights and interests.

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For the Copper Phase:

As above save that (a) is replaced by the below:

(a)

the Borrower, the Copper Phase EPC[M] Contractor, each Key Project Party to a Key Offshore Copper Phase Construction and Supply Contract or to a Key Onshore Copper Phase Construction and Supply Contract and other contractors and their sub-contractors of any tier engaged on the Copper Phase and, in each case, their subsidiaries and/or associated or affiliated companies, and sub-contractors of any tier;

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Geographical Limits:

Worldwide.

Period of Insurance:

For the Gold Phase: From the commencement of construction works for the Gold Phase until date of Gold Phase Completion (including three (3) Months testing and commissioning cover) and twelve (12) Months defects liability period thereafter.

For the Copper Phase: From the commencement of construction works for the Copper Phase until date of Copper Phase Completion (including three (3) months testing and commissioning cover) and twelve (12) months defects liability period thereafter.

Cover:

The legal liability of an insured to pay damages and/or claimant's costs, fees and expenses as a result of:

•

death, injury, illness or disease of any person;

•

loss of or damage to any third party property;

•

trespass, interference, loss of amenity, nuisance and obstruction; and

•

Pollution resulting from sudden, identifiable, unintended and unexpected events,

arising out of or in connection with the permanent and temporary works for the Gold Phase, materials, including material supplied by the Borrower, temporary buildings and contents thereof, and all other property used or for use in connection with the Gold Phase and the permanent and temporary works for the Copper Phase, materials, including material supplied by the Borrower, temporary buildings and contents thereof, and all other property used or for use in connection with the Copper Phase.

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Cover for all costs and expenses to be in addition to the limit of indemnity , except if US/Canadian jurisdiction where included in limit and excess.

Limit of Indemnity:

Not less than USD15,000,000 any one occurrence or all occurrences of a series consequent on one original event.

Maximum Excess/Deductibles:

USD 50,000 each occurrence.

Principal Exclusions:

Liability caused by or contributed to by or arising from:

(a)

Death or injury to employees

(b)

Property in the care, custody or control

(c)

Aircraft or waterborne vessels

(d)

Compulsory motor insurance

(e)

Seepage, pollution and contamination unless resulting from sudden, identifiable, unintended and unexpected events

(f)

Professional advice

(g)

Asbestos

Special Extensions:

(a)

Cross liabilities clause

(b)

Indemnity to other persons

(c)

Cover for motor vehicles used as a tool of trade

5.

Marine Cargo

Insureds:

For the Gold Phase:

(a)

the Borrower, Nevsun Resources, the Gold Phase EPCM Contractors, each Key Project Party to a Key Offshore Gold Phase Construction and Supply Contract, AMEC UK and other contractors and their sub-contractors of any tier engaged on the Gold Phase and, in each case, their subsidiaries and/or associated or affiliated companies, and sub-contractors of any tier; and

(b)

the Secured Parties (as co-insureds),

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each for their respective rights and interests.

For the Copper Phase:

As above save that (a) is replaced by the below:

(a)

the Borrower, each Key Project Party to a Key Offshore Copper Phase Construction and Supply Contract or to a Key Onshore Copper Phase Construction and Supply Contract and other contractors and their sub-contractors of any tier engaged on the Copper Phase and, in each case, their subsidiaries and/or associated or affiliated companies, and sub-contractors of any tier;

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Loss Payee:

For claims arising in respect of the same event where the aggregate amount of such claims (and this and Delay in Start-up insurance) exceeds USD 5 million , (i) for insurances, the Onshore Security Agent and (ii) for the reinsurances in respect thereof, the Offshore Security Agent.

Otherwise, the Borrower.

Insured Property:

All materials, equipment and supplies for the construction of the Bisha Project.

Geographical Limits:

From the supplier’s premises anywhere in the World until safe unloading at “lay down” areas and modulisation yards at the Project Site including transit by air, sea, and from the port at Massawa in Eritrea to the Project Site.

Period of Insurance:

Continuous cover for all amount of shipments commencing 10th October 2008 local standard time at the place shipment commences and to remain in force until completion of the Project expected to be as per the scheduled commercial operations date for the Copper Phase.

Cover:

 USD15,000,0000 or the equivalent for any one conveyance.  USD100,000 for domestic transits if covered by this insurance

Maximum Excess/Deductible:

 USD25,000 or the equivalent for each and every loss.

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Principal Exclusions:

(a)

Insolvency exclusion clause

(b)

Radioactive contamination, chemical, biological, bio-chemical and Electromagnetic weapons exclusion

(c)

Termination of transit clause (terrorism)

Special Extensions:

(a)

50/50 Clause;

(b)

 Institute Cargo Clauses (A) including piracy

(c)

Institute Cargo Clauses (Air)

(d)

Institute War and Strikes Clauses (Cargo and Air Cargo)

(e)

Accumulation clause up to 200% of the sum insured

(f)

Missing goods clause

(g)

General average clause

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Part B
Insurance During Operation

1.

Material Damage All Risks and Machinery Breakdown

The Insured:

(a)

the Borrower; and

(b)

for activities at the Site, the Independent Technical Consultant; and

(c)

the Secured Parties (as co-insureds),

each for their respective rights and interests.

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Loss Payee:

For claims arising in respect of the same event where the aggregate amount of such claims (under this and Business Interruption insurance) exceeds USD 5 million, (i) for insurances, the Onshore Security Agent and (ii) for the reinsurances in respect thereof, the Offshore Security Agent.

Otherwise, the Borrower.

The Insured Property:

For the Gold Phase: All assets of (or in the custody or control of) the Borrower comprising, or associated with, the Gold Phase, property and interests of every description (including those in the course of construction) used for or in connection with the ownership, maintenance and operation of the Gold Phase, including buildings, machinery, plant and equipment.

For the Copper Phase: All assets of (or in the custody or control of) the Borrower  comprising, or associated with, the Copper Phase, property and interests of every description (including those in the course of construction) used for or in connection with the ownership, maintenance and operation of the Copper Phase, including. buildings, machinery, plant and equipment.

Geographical Limits:

Eritrea

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Sum Insured:

An amount equivalent to the total reinstatement value of the insured property or a limit any one loss based on an amount not less than the probable maximum loss as agreed by the Insurance Agent in conjunction with Independent Technical Consultant and the Insurance Consultant including allowance for professional fees, ancillaries such as spares and removal of debris costs.

Indemnity:

For the Gold Phase: All risks of physical loss of or damage to any part of the Insured Property for the Gold Phase from any cause not excluded in the policy, and mechanical or electrical breakdown of all machinery, plant, boilers and ancillary equipment forming part of the Gold Phase.

For the Copper Phase: All risks of physical loss of or damage to any part of the Insured Property for the Copper Phase from any cause not excluded in the policy, and mechanical or electrical breakdown of all machinery, plant, boilers and ancillary equipment forming part of the Copper Phase.

Period of Insurance:

For the Gold Phase: To commence from the expiry of the construction insurance cover for the Gold Phase detailed in Part A and thereafter on an annual basis for the Copper Phase: To commence from the expiry of the construction insurance cover for the Copper Phase detailed in Part A and thereafter on an annual basis

Principal Exclusions:

(a)

wear and tear and gradual deterioration

(b)

Unexplained shortages

(c)

Property in transit by sea or air

(d)

War, civil war and terrorism

(e)

Radioactive contamination and nuclear risks

(f)

Wilful acts

Maximum Deductibles:

USD500,000 each and every loss.

Special Extensions:

(a)

Including loss or damage arising from strikes, riots, civil commotion and criminal/malicious damage

(b)

Full value natural perils cover

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(c)

Machinery breakdown either as part of the Material Damage All Risks policy or through a separate policy

(d)

Debris removal – Sub limit to apply

(e)

Professional Fees – Sub-limit to apply

(f)

Automatic capital additions clause

(g)

Expediting expenses

(h)

Computer systems, data processing and ancillary equipment

(i)

Malicious & accidental erasure of data, replacement of computer records; and

(j)

Temporary removal and inland transit, as appropriate.

Waiver of Subrogation:

The Insurers shall waive all rights of subrogation against:

(a)

any Insured (including co-insured); and

(b)

the respective Affiliates, officers, directors, employees, sub-contractors, agents or representatives of any of (a) above.

2.

Business Interruption

The Insured:

(a)

the Borrower; and

(b)

the Secured Parties (as co-insureds),

each for their respective rights and interests.

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Loss Payee:

For claims arising in respect of the same event where the aggregate amount of such claims (under this and Material Damage All Risks and Machinery Breakdown insurance) exceeds USD 5 million, (i) for insurances, the Onshore Security Agent and (ii) for the reinsurances in respect thereof, the Offshore Security Agent.

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Sum Insured:

For the Gold Phase: as a minimum a sum insured based on fixed costs and debt service repayments including principal and interest (based on a 12 month indemnity period).

For the Copper Phase: as a minimum a sum insured based on fixed costs and debt service repayments including principal and interest (based on a 12 month indemnity period).

Indemnity:

For the Gold Phase: If any of the Insured Property under the Material Damage All Risks and Machinery Breakdown insurances for the Gold Phase is lost, destroyed or damaged by any of the risks insured under such insurances, including loss which would be indemnifiable but for the application of excesses/deductibles, which causes interruption to or interference with the operations of the Gold Phase, then this insurance will indemnify the Insured in respect of:

•

Fixed operating costs (including penalties under Project Documents); and

•

Debt service (including payments under all Finance Documents).

For the Copper Phase: If any of the Insured Property under the Material Damage All Risks and Machinery Breakdown insurances for the Copper Phase is lost, destroyed or damaged by any of the risks insured under such insurances, including loss which would be indemnifiable but for the application of excesses/deductibles, which causes interruption to or interference with the operations of the Copper Phase, then this insurance will indemnify the Insured in respect of:

•

Fixed operating costs (including penalties under Project Documents); and

•

Debt service (including payments under all Finance Documents).

Maximum Deductible:

The first 60 days each and every loss.

Indemnity Period:

24 months.

Principal Exclusions:

(a)

As per the “Material Damage All Risks” insurance detailed in Part B 1 above with the following additional exclusions.

(b)

Non-availability of funds.

(c)

Fines and penalties other than in respect of continuing contractual obligations.

(d)

Loss of licence.

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Special Extensions:

(a)

Named suppliers extension with a limit of not less than USD2,500,000 for fire, lightning, aircraft and explosion only

(b)

Utilities extension with a limit of not less than USD2,500,000 for fire, lightning, aircraft and explosion only

(c)

Ingress and Egress

(d)

Interruption by civil or military authority

Waiver of Subrogation:

The Insurers shall waive all rights of subrogation against the persons specified below in respect of damage caused by them arising out of the operation or maintenance of the Project:

(a)

any Insured (including co-insureds);

the respective Affiliates, officers, directors, employees, sub-contractors, agents or representatives of any of (a) above.

3.

Third Party Liability

The Insured:

(a)

the Borrower; and

(b)

for activities at the Site, the Independent Technical Consultant, suppliers, surveyors and consulting engineers to the extent required by contract or agreement for their respective Site activities only; and

(c)

the Secured Parties and their respective directors, officers, employees and assigns (as co-insureds),

each for their respective rights and interests.

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Cover:

The legal liability of an insured to pay damages and/or claimant's costs, fees and expenses as a result of:

•

death, injury, illness or disease of any person.

•

loss of or damage to any third party property.

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•

trespass, interference, loss of amenity, nuisance and obstruction.

•

Pollution resulting from sudden, identifiable, unintended and unexpected events..

arising out of the ownership, maintenance and operation of the Project.

Cover for all costs and expenses to be in addition to the limit of indemnity, except if US/Canadian jurisdiction where included in limit and excess.

Geographical Limits:

Worldwide.

Limit of Indemnity:

Not less than USD15,000,000 any one occurrence and in the aggregate for products liability only.

Maximum Excesses:

USD50,000 each and every occurrence in respect of damage to property, otherwise nil.

Principal Exclusions:

(a)

Death of, or bodily injury to, or illness or disease contracted by, the employees of the Insured claiming indemnity arising out of or in the course of their employment;

(b)

Property belonging to, or in the charge, or under the control of, the Insured;

(c)

Liability arising out of technical or professional advice given for a fee by the Insured or by any person acting on behalf of the Insured other than advice relating to the construction and operation of the Project in so far as they are named insured;

(d)

Liability arising out of the use of mechanically propelled vehicles for which compulsory insurance or security is required by legislation, except whilst in use as a tool of trade;

(e)

The cost of making good loss of or damage to property indemnified under the insurance referred to in  Part B 1 (Material Damage All Risks) above;

(f)

Liability arising from pollution or contamination unless caused by a sudden identifiable unintended and unexpected incident;

(g)

Liability arising from ownership, possession, use or control of any aircraft or watercraft;

(h)

Liquidated damages or penalties under any agreement in connection with delay or guarantees of performance or efficiency;

(i)

Liability arising from toxic mould; and

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(j)

Liability arising from asbestos.

Special Extensions:

(a)

Cross Liabilities Clause;

(b)

World-wide jurisdiction Clause

(c)

Sudden and accidental seepage pollution and contamination and the costs incurred of cleaning up (except in USA and Canada); and

(d)

Legal costs and expenses.

4.

Marine transit

Insureds:

For the Gold Phase:

(a)

the Borrower; and

(b)

the Secured Parties (as co-insureds),

each for their respective rights and interests.

For the Copper Phase: As above

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Loss Payee:

For claims arising in respect of the same event where the aggregate amount of such claims exceeds USD 5 million, (i) for insurances, the Onshore Security Agent and (ii) for the reinsurances in respect thereof, the Offshore Security Agent.

Otherwise, the Borrower.

Insured Property:

All doré, gold and silver doré, copper concentrate and zinc concentrate produced the Bisha Project.

Geographical Limits:

For each Offtake Agreement, to the extent that the Borrower is required to insure or take risk under such Offtake Agreement.

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Period of Insurance:

Continuous cover from commencement of operations of the Gold Phase.

Cover:

An amount equivalent to the maximum value for any one conveyance.

Maximum Excess/Deductible:

USD25,000 or the equivalent for each and every loss.

Principal Exclusions:

(a)

Insolvency exclusion clause

(b)

Radioactive contamination, chemical, biological, bio-chemical and Electromagnetic weapons exclusion

(c)

Termination of transit clause (terrorism)

Special Extensions:

(a)

Institute Cargo Clauses (A) including piracy

(b)

Institute Cargo Clauses (Air)

(c)

Institute War and Strikes Clauses (Cargo and Air Cargo)

(d)

Accumulation clause up to 200% of the sum insured

(e)

Missing goods clause

(f)

General average clause.

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Part C
All Phases

1.

Third Party Liability (Exploration Work)

The Insured:

The Borrower and Nevsun Resources.

Premium Payer:

The Borrower

None of the Secured Parties shall have any obligation to pay premium.

Geographical Limits:

Eritrea

Period of Insurance:

15 June 2009 to 15 June 2010 and thereafter to be renewed annually.

Cover:

The legal liability of an insured to pay damages and/or claimant's costs, fees and expenses as a result of:

•

death, injury, illness or disease of any person;

•

loss of or damage to any third party property; and

•

Pollution resulting from hostile fire

arising out of or in connection with exploration mining activities in Eritrea.

Cover for all costs and expenses to be included within the limit of indemnity and excess.

Limit of Indemnity:

Not less than USD 5,000,000 any one occurrence or all occurrences of a series consequent on one original event and USD 10,000,000 in the aggregate for the period of insurance.

Maximum Excess/Deductibles:

USD 50,000 each occurrence.

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Principal Exclusions:

Liability caused by or contributed to by or arising from:

(a)

Death or injury to employees

(b)

Property in the care, custody or control

(c)

Aircraft or waterborne vessels

(d)

Compulsory motor insurance

(e)

Seepage, pollution and contamination unless resulting from hostile fire

(f)

Professional advice

(g)

Asbestos

Special Extensions:

(a)

Cross liabilities clause

(b)

Cover for motor vehicles in excess of USD 40,000 up to a limit of USD5,000,000

(c)

Personal and Advertising injury with a limit of USD 5,000,000

(d)

Tenants legal liability with a limit of USD 5,000,000

2.

Other Insurances

(i)

Such insurance in respect of bodily injury to employees as is required by Eritrean law accordance with statutory requirements.

(ii)

Motor vehicle liability Insurance by the Borrower in accordance with any statutory requirements.

(iii)

Employer's liability insurance by the Borrower in accordance with any statutory requirements and normal business practice.

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APPENDIX 2

The endorsements required under paragraph 4.1 of this Schedule 6 are as follows:

Part A

Each insurance policy shall contain the following endorsements:

1.

Definitions

In this policy:

"Borrower" means Xxxxx xxxxxx xxxxx xxxxxxx, a company organised and existing under the laws of Eritrea;

"Copper Phase" means [insert];

"Common Terms Agreement" means the agreement to which this Schedule 6 is scheduled;

"Gold Phase" means [insert];

"Insurers" means [insert];

"Insurance Agent" means XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXin its capacity as Insurance Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity;

"Offshore Security Agent" means XXX XXXX-XXXX XXXX in its capacity as Offshore Security Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity (and any additional agent);

"Onshore Security Agent" means  XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX in its capacity as Onshore Security Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity (and any additional agent);

"Project" means the Gold Phase and the Copper Phase;

"Project Facilities Agent" means XXX XXXX-XXXX XXXX in its capacity as Project Facilities Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity; and

"Secured Parties" has the meaning given to it in the Common Terms Agreement and includes any assignee, transferee, successor or replacement of or in relation to any of the foregoing.

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2.

Waiver of Subrogation

The Insurers hereby agree to waive all rights of subrogation or action which they may have or acquire against any of the Secured Parties and their respective officers, directors, agents, servants and employees arising out of any occurrence in respect of which any claim is admitted hereunder.

3.

Separate Policy

Each of the parties comprising the insured shall for the purpose of this policy be considered a separate entity, the words "the insured" applying to each as if they were separately and individually insured for their respective rights and interests provided that the total liability of the insurers under each section of the policy to the insured collectively shall not (unless the policy specifically permits otherwise) exceed the limit of indemnity or amount stated to be insured under that section or policy.

4.

Duty of Disclosure

The Secured Parties and/or their agent(s) shall be under no duty of disclosure and/or duty not to make misrepresentations in respect of this policy, whether arising hereunder or as a matter of law or otherwise.  Each of the Insurers waives any rights it might have to disclosure of any documents, facts or information and any right it may have to avoid this policy or recover damages or decline to indemnify the insured on the grounds of non-disclosure or misrepresentation (whether negligent or otherwise) by the Secured Parties or any of them and/or their agent(s).

5.

Non Vitiation

The Insurers agree that any misrepresentation, non-disclosure, breach of condition, and/or warranty, or any other act or default by one insured shall not vitiate, or in any way prejudice, such policies in respect of the interest of any other insured.

6.

Non-Contribution

The insurers agree that this insurance shall be primary to and not excess to or contributing with any other insurance maintained by any of the Secured Parties or the other insured parties and the insured shall be entitled to recover fully under this policy for such loss before seeking or obtaining indemnification under such other insurance.

7.

Cancellation or Suspension

The Insurance Agent shall be advised:

(a)

at least thirty (30) days (or such lesser period (if any) as may be specified from time to time by insurers in the case of war risks and kindred perils) before any cancellation is to take effect if any insurer cancels or gives notice of such cancellation of any insurance relative to the Project for any reason including non payment of premium;

(b)

promptly of any default in the payment of any premium or failure to renew any insurance and the  Insurance Agent shall be given not less than [14 days] in which to pay the defaulted premium without the insurance being cancelled;

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(c)

at least  thirty (30) days (or such lesser period (if any) as may be specified from time to time by insurers in the case of war risks and kindred perils) before any reduction in limits or coverage, any increase in deductibles or any termination before the original expiry date is to take effect;

(d)

at least thirty (30) days before any suspension of any insurance is to take effect; and

(e)

of any act or omission or of any event of which the Insurer has knowledge and which might invalidate or render unenforceable or unworkable in whole or in part any insurance relative to the Project.

The policy shall not be cancelled before the expiry of the notice periods referred to above.

8.

Notices

(a)

Any notice or document to be served in relation to this policy may be delivered, or sent by prepaid first class recorded delivery post (if within the United Kingdom) or by prepaid airmail (if elsewhere), or telex or facsimile process to the party to be served at its registered office or at such other address as it may have notified to the other parties in writing in accordance with this clause.

(b)

Notices to the Insurance Agent shall be sent to:

Address:

[●]

[●]

Fax No:

[●]

Attention:

[●]

or otherwise as notified by the Insurance Agent to the insurers or the brokers through whom this policy was placed in writing in accordance with this clause.

9.

No Obligation for Premium Payment

None of the Secured Parties shall be liable for the payment of any premium under this policy, but this shall not relieve the Borrower from its obligations to pay any premium due under this policy.

10.

Notice of Pledge

The insurers acknowledge that they have notice that by the Onshore Security Agreement dated  [●], the Borrower has pledged to the Lenders, the Offshore Security Agent and Onshore Security Agent the benefit of all insurances relating to the Project (including all claims of whatsoever nature thereunder and return of premiums in respect thereof) taken out by it or on its behalf or in which it has an interest to the extent of that interest, except as otherwise agreed by the Insurance Agent or as otherwise provided for in these endorsements.

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11.

Changes in Cover

No changes may be made to the sum insured or the risks covered under the policy shall be made without the prior written consent of the Insurance Agent. No reductions in limits or coverage (including those resulting from extensions) or increases in deductions, exclusions or exceptions shall be made under this policy without the prior written consent of the Insurance Agent.

12.

Additional Insured

The Secured Parties and their respective directors, officers, employees and assigns are additional insureds under this policy.

13.

General

No term of this policy (whether express or implied) is a warranty unless it is expressly stated to be a warranty.

No term of this policy (whether express or implied) is a condition precedent unless it is expressly stated to be a condition precedent.

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Part B

Each reinsurance policy shall contain the following endorsements:

1.

Definitions

In this policy:

"Borrower" means Xxxxx xxxxxx xxxxx xxxxxxx, a company organised and existing under the laws of Eritrea;

"Copper Phase" means [insert];

"Common Terms Agreement" means the agreement to which this Schedule 6 is scheduled;

"Gold Phase" means [insert];

"Insurers" means [insert];

"Insurance Agent" means XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXin its capacity as Insurance Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity;

"Offshore Security Agent" means XXX XXXX-XXXX XXXX in its capacity as Offshore Security Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity (and any additional agent);

"Onshore Security Agent" means [XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX] in its capacity as Onshore Security Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity (and any additional agent);

"Original Insurance Policy" means [insert];

"Original Insured" means [insert];

"Project" means the Gold Phase and the Copper Phase;

"Project Facilities Agent" means XXX XXXX-XXXX XXXX in its capacity as Project Facilities Agent under the Finance Documents (as defined in the Common Terms Agreement) and includes its successors in that capacity;

"Reinsured" means [insert];

"Reinsurers" means [insert]; and

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"Secured Parties" has the meaning given to it in the Common Terms Agreement and includes any assignee, transferee, successor or replacement of or in relation to any of the foregoing.

2.

Waiver of Subrogation

The Reinsurers hereby agree to waive all rights of subrogation or action which they may have or acquire against any of the Secured Parties and their respective officers, directors, agents, servants and employees arising out of any occurrence in respect of which any claim is admitted hereunder.

3.

Separate Policy

Each of the parties comprising the Reinsured and the Original Insured shall for the purpose of this policy be considered a separate entity, the words "the Reinsured" or the "reinsured" and the "the Original Insured" or the "original insured" applying to each as if they were separately and individually insured for their respective rights and interests provided that the total liability of the Reinsurers under each section of the policy to the insured collectively shall not (unless the policy specifically permits otherwise) exceed the limit of indemnity or amount stated to be insured under that section or policy.

4.

Duty of Disclosure

The Secured Parties and/or their agent(s) shall be under no duty of disclosure and/or duty not to make misrepresentations in respect of this policy, whether arising hereunder or as a matter of law or otherwise.  Each of the Reinsurers waives any rights it might have to disclosure of any documents, facts or information and any right it may have to avoid this policy or recover damages or decline to indemnify the Reinsured on the grounds of non-disclosure or misrepresentation (whether negligent or otherwise) by the Secured Parties or any of them and/or their agent(s).

5.

Non Vitiation

The Reinsurers agree that any misrepresentation, non-disclosure, breach of condition, and/or warranty, or any other act or default by one reinsured or original insured shall not vitiate, or in any way prejudice, such policies in respect of the interest of any other insured.

6.

Non-Contribution

The Reinsurers agree that this insurance and the original insurance policy to which it relates shall be primary to and not excess to or contributing with any other insurance maintained by any of the Secured Parties or the other insured parties and the Reinsured shall be entitled to recover fully under this policy for such loss before seeking or obtaining indemnification under such other insurance.

7.

Cancellation or Suspension

The Insurance Agent shall be advised:

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(a)

at least  thirty (30) days (or such lesser period (if any) as may be specified from time to time by reinsurers in the case of war risks and kindred perils) before any cancellation is to take effect if any insurer cancels or gives notice of such cancellation of any insurance relative to the Project for any reason including non payment of premium;

(b)

promptly of any default in the payment of any premium or failure to renew any insurance and the Insurance Agent shall be given not less than fourteen (14) days in which to pay the defaulted premium without the insurance being cancelled;

(c)

at least  thirty (30) days (or such lesser period (if any) as may be specified from time to time by insurers in the case of war risks and kindred perils) before any reduction in limits or coverage, any increase in deductibles or any termination before the original expiry date is to take effect;

(d)

at least  thirty (30) days before any suspension of any insurance is to take effect; and

(e)

of any act or omission or of any event of which any Reinsurer has knowledge and which might invalidate or render unenforceable or unworkable in whole or in part any insurance relative to the Project.

The policy shall not be cancelled before the expiry of the notice periods referred to above.

8.

Notices

(a)

Any notice or document to be served in relation to this policy may be delivered, or sent by prepaid first class recorded delivery post (if within the United Kingdom) or by prepaid airmail (if elsewhere), or telex or facsimile process to the party to be served at its registered office or at such other address as it may have notified to the other parties in writing in accordance with this clause.

(b)

Notices to the Insurance Agent shall be sent to:

Address:

[●]

[●]

Fax No:

[●]

Attention:

[●]

or otherwise as notified by the Insurance Agent to the insurers or the brokers through whom this policy was placed in writing in accordance with this clause.

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9.

No Obligation for Premium Payment

None of the Secured Parties shall be liable for the payment of any premium under this policy, and this shall not relieve the Reinsured from its obligations to pay any premium due under this policy.

10.

Notice of Assignment

The Reinsurers acknowledge that they have notice that by a Reinsurance Assignment Agreement dated  [●], the Reinsured has assigned to the Offshore Security Agent the benefit of all reinsurances relating to the Project (including all claims of whatsoever nature thereunder and return of premiums in respect thereof) taken out by it or on its behalf or in which it has an interest to the extent of that interest, except as otherwise agreed by the Insurance Agent or as otherwise provided for in these endorsements.

11.

Changes in Cover

No changes may be made to the sum insured or the risks covered under the policy shall be made without the prior written consent of the Insurance Agent. No reductions in limits or coverage (including those resulting from extensions) or increases in deductions, exclusions or exceptions shall be made under this policy without the prior written consent of the Insurance Agent.

12.

Additional Insured

The Secured Parties and their respective directors, officers, employees and assigns are additional insureds under this Original Insurance Policy.

13.

General

No term of this policy (whether express or implied) is a warranty unless it is expressly stated to be a warranty.

No term of this policy (whether express or implied) is a condition precedent unless it is expressly stated to be a condition precedent.

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Part C

Loss Payee Provisions – Onshore Insurances

1.

The Construction All Risks insurance, Delay in Start-up Insurance, Marine Cargo insurance, Material Damage All Risks and Machinery Breakdown insurance, Business Interruption insurance, and Transit insurances shall contain the following additional endorsement:

"All amounts payable under this insurance in an aggregate amount of up to five million Dollars ($5,000,000) in respect of any one occurrence shall be paid to (i) if in Dollars, the Onshore Dollar Proceeds Account with account number 454-3 in the name of Xxxxx xxxxxx xxxxx xxxxxxx at XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX at Liberty Avenue, Bahti  Meskerem Square, Asmara, Eritrea and (ii) if in Nakfa, the Onshore Nafka Proceeds Account with account number 1956-2 in the name of Xxxxx xxxxxx xxxxx xxxxxxx at XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX at Liberty Avenue, Bahti  Meskerem Square, Asmara, Eritrea and all amounts in excess of that sum shall be paid to XXX XXXX-XXXX XXXX as Offshore Security Agent and to such account as may be indicated by the Offshore Security Agent, unless and until the Insurance Agent has notified the insurers or the broker through whom this policy was placed to the contrary.  Settlements of amounts payable as aforesaid shall, up to the amounts so paid, wholly discharge the insurers towards all other insured parties."

2.

The Third Party Liability insurance shall contain the following additional endorsement:

"The insurers agree that, subject to the provisions of any applicable legislation and notwithstanding the assignment referred to above, all sums in respect of any claim under this insurance by an insured shall be paid directly to the person whose claim(s) constitutes the risk or liability insured against provided that, subject to the payment, such person has executed a discharge of all claims against each of the insureds in respect of the risk or liability in relation to which the claim was made, save in cases where insurers are satisfied that the insured has fully and unconditionally discharged the claim or liability when such sums shall be paid to the insured or, if the insured is the Borrower, unless and until the Insurance Agent shall have notified the insurers or the brokers through whom this policy was placed to the contrary, to the Offshore Security Agent or to its order."

Loss Payee Provisions – Offshore Reinsurances

1.

The Construction All Risks insurance, Delay in Start-up Insurance, Marine Cargo insurance, Material Damage All Risks and Machinery Breakdown insurance, Business Interruption insurance, and Transit insurance shall contain the following additional endorsement shall contain the following additional endorsement:

"All amounts payable under this reinsurance in an aggregate amount of up to five million Dollars ($5,000,000) in respect of any one occurrence shall be paid to the

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Offshore Proceeds Account with number 400 - 641571 at Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Bockenheimer Landstr. 10, 60323 Frankfurt, Federal Republic of Germany and all amounts in excess of that sum shall be paid to XXX XXXX-XXXX XXXX as Offshore Security Agent and to such account as may be indicated by the Offshore Security Agent, unless and until the Insurance Agent or the Offshore Security Agent has notified the reinsurers or the broker through whom this policy was placed to the contrary.  Settlements of amounts payable as aforesaid shall, up to the amounts so paid, wholly discharge the insurers towards all other insured parties."

2.

The Third Party liability insurances shall contain the following additional endorsement:

"The reinsurers agree that, subject to the provisions of any applicable legislation and notwithstanding the assignment referred to above, all sums in respect of any claim under this insurance by an insurer shall be paid directly to that insurer, save in cases where reinsurers are satisfied that the original insured has fully and unconditionally discharged the claim or liability when such sums shall be paid to the original insured or, if the original insured is the Borrower, unless and until the Insurance Agent shall have notified the insurers or the brokers through whom this policy was placed to the contrary, to the Offshore Security Agent or to its order."

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APPENDIX 3

Form of Broker's Letter of Undertaking

To:

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXacting as Insurance Agent (the “Insurance Agent”) for the Finance Parties (each as defined in the Common Terms Agreement referred to below)

XXX XXXX-XXXX XXXX, [●] Branch acting as Project Facilities Agent for the Finance Parties (each as defined in the Common Terms Agreement referred to below

c/o Miller Insurance Company

Dear Sirs,

We are the insurance broker for Xxxxx xxxxxx xxxxx xxxxxxx (the “Borrower”).

We refer to Schedule 6 (Insurance) (the “Minimum Insurance Schedule”) of the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH, Xxx xxxxxxx as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas Insurance Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").Terms defined in the Common Terms Agreement shall have the same meaning in this letter.

We confirm that insurances and reinsurances in accordance with requirements referred to in Part A of Appendix 1 of the Minimum Insurance Schedule (and Appendix 2 thereof) with respect of the risks referred to in the Minimum Insurance Schedule (the “Construction Period Insurances”), are in full force and effect and summaries of Construction Period Insurances and policy documents have been provided to Miller Insurance Services Ltd., your insurance consultant, for each of the Finance Parties (being, in particular, XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXXas insurance agent, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX, Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH, Xxx xxxxxxx as Lenders, XXX IPEX – Bank GmbH as Project Facilities Agent, Offshore Security Agent and Modelling and Technical Bank, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent and Onshore Account Bank and Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as

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Offshore Account Bank (together with, in each case, each of their successors and permitted assigns and transferees)).

We confirm that as per the Minimum Insurance Schedule, as Offshore Security Agent for the Finance Parties, has been be shown as the sole Loss Payee for all claims under the Construction Period Insurances (other than for claims under third party liability insurances that are paid direct to a third party and not the Borrower) arising in respect of the same event where the aggregate amount of such claims exceeds $ 5 million (or its equivalent in any currency or currencies) and that each of the Finance Parties has been named as a co-Insured.

We further confirm that the list of terms, conditions and coverages mentioned in Appendix 1 attached (which is in conformity with Appendix 1 of the Minimum Insurances Schedule) have been agreed with the insurers and reinsurers and apply to the Construction Period Insurances which are in effect and that such Construction Period Insurances include the endorsements set out in Appendix 2 of the Minimum Insurances Schedule.

We further confirm that to the best of our knowledge, no premiums in respect of the Construction Period Insurances are overdue, and to the best of our knowledge, the Construction Period Insurances are placed, with respect to the insurance policies, with National Insurance Corporation of Eritrea and, with respect to the reinsurances, with reinsurers which, as at the time of placement, were of sound financial standing and international repute and which have a long term credit rating f at least A- from A.M. Best and/or A- from Standard & Poor's.

We confirm that notices of assignment in substantially the form attached to this letter has been served on each insurer and reinsurer in respect of the Construction Period Insurances and we will use all reasonable endeavours to ensure that each insurer and reinsure acknowledges such notice as soon as reasonably practicable.

Pursuant to instructions received from the Borrower, we hereby undertake in respect of the interests of the Borrower and the Finance Parties:

1.

to cause each the insurance and reinsurance policies issued or renewed in accordance with the Minimum Insurances Schedule (the “Insurances”) to be endorsed  in a similar form to those required in Appendix 2 of the Minimum Insurances Schedule;

2.

to cause the Insurances to be placed, with respect to the insurance policies, with National Insurance Corporation of Eritrea and, with respect to the reinsurances, with reinsurers which, as at the time of placement, were of sound financial standing and international repute and which have a long term credit rating f at least A- from A.M. Best and/or A- from Standard & Poor's;

3.

to advise the Insurance Agent:

(a)

at least 30 days (or such lesser period, if any, as may be specified from time to time in the case of war risks and kindred perils) before cancellation or suspension of any of the Insurances is to take effect;

(b)

promptly upon receipt of any notice of cancellation, suspension of or any material changes proposed to be made to the Insurances which, if effected, would result in a reduction in limits or coverage (including in respect of

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extensions of cover) or in any increase in deductibles, exclusions or exceptions, and not effect such change without the Insurance Agent’s written consent;

(c)

of any default in the payment of any premium for any of the Insurances;

(d)

at least 30 days prior to the expiry of the Insurances if we have not received renewal instructions from the Borrower, and, if we receive instructions to renew, to advise the Insurance Agent promptly of the details thereof; and

(e)

of any act or omission or of any event of which we have knowledge and which might invalidate or render unenforceable, void or voidable in whole or in part any of the Insurances;

4.

upon request, to supply to you and/or your insurance advisers (or your or their authorised representatives) copies of all placing slips, certificates, cover notes, renewal policy documents and copies of all relevant policy documents in respect of the Insurances and to hold all such all placing slips, certificates, cover notes, renewal policy documents and copies of all relevant policy documents to the order of the Insurance Agent;

5.

to disclose, as soon as reasonably practicable, to the insurers and reinsurers any fact, change of circumstance or occurrence material to the risks insured against under the Insurances promptly when we become aware of such fact, change of circumstance or occurrence, and deliver to the insurers and procure the execution of such notices as the Insurance Agent may request;

6.

to treat as confidential all information marked as or otherwise stated to be confidential and supplied to us by any person for the purposes of disclosure to the insurers under the Insurances and not to disclose, without the written consent of that person, such information to any third party other than the insurers and reinsurers under the Insurances in satisfaction of our undertaking in paragraph 4 or the Finance Parties;

7.

to notify you, in the case of any renewal of any of the Insurances, if such renewal does not comply with the requirements of the Minimum Insurance Schedule;

8.

to notify the Insurance Agent at least 30 days prior to our ceasing to act as brokers to the Borrower, unless impracticable because of circumstances beyond our control, in which case we shall notify the Facilities Agent promptly upon becoming aware that we shall cease, or have ceased, so to act.

9.

Where proceeds are received by us in connection with any claim under any Insurance to pay such proceeds (except in relation to moneys representing the proceeds of claims under any third party liability policy or automobile liability policy) to the Offshore Proceeds Account held in the name of the Borrower (details of which are set out below):

Bank:

Account No.: [ • ]

Account Name: Offshore Proceeds Account

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Currency: U.S.$

or to such other account as the Insurance Agent may  notify as from time to time without any set off or deduction (otherwise than in accordance with the terms of such insurance).

The above undertakings are given:

(a)

subject to any insurer's right of cancellation following default in excess of [30] days in payment of premiums due and owing in respect of the Insurances, but we undertake to give you a reasonable opportunity of paying such premiums before notification of cancellation on behalf of the insurers; and

(b)

subject to our continuing appointment as insurance brokers to the Borrower.

This letter shall be governed by English law and any dispute as to it terms shall be submitted to the exclusive jurisdiction of the English courts.

Sincerely,

Xxxxxxxxxxx

Xxxxxxxxxxx

Marsh Canada Limited

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APPENDIX 4

INDEPENDENT INSURANCE EXPERT DETERMINATION

The following shall apply only with respect to a dispute of a determination made in accordance with paragraph 2(b)of Schedule 6.

1.

APPOINTMENT

1.1

The independent insurance expert shall be one person, from a reputable insurance broking firm or a reputable insurance consulting firm having appropriate qualifications and expertise with respect to, but no interest in the outcome of, the matter of the dispute and shall, within seven (7) days of receipt of the expert determination notice, be appointed by agreement between the Insurance Agent and the Borrower (the “Insurance Expert”).

1.2

Failing any such agreement either the Borrower or the Insurance Agent may immediately apply to Lloyd’s Insurance Brokers Council, the British Insurance Brokers Association or the Chairman of Lloyd’s to nominate one person to act as Insurance Expert, such application requesting that:

(a)

the relevant person be an insurance broker from a reputable insurance broking firm/company or a reputable insurance consultant from a reputable consulting firm/company;

(b)

the relevant person be of appropriate expertise and have no interest in the outcome; and

(c)

the nomination be made within seven (7) days of the application.

2.

INSTRUCTIONS

2.1

Within seven (7) days of the appointment pursuant to paragraph 1.1 or nomination pursuant to paragraph 1.2 of this Appendix 4 to Schedule 6, the Insurance Expert shall be given terms of reference agreed in good faith between the Insurance Agent and the Borrower properly stating the context in which the relevant referral is being made to him. Failing any such agreement either the Borrower or the Insurance Agent, the Insurance Expert shall determine its terms of reference from terms of reference submitted by the Borrower and the Insurance Agent.

2.2

The Insurance Agent and the Borrower may provide the Insurance Expert with whatever supporting evidence they think appropriate.  The Insurance Expert shall have the power to request the parties to provide him with such statements, documents or information as he may determine and the Finance Parties and the Borrower shall provide such information within seven (7) days of written request.  The Insurance Expert shall in any event, unless otherwise agreed by Insurance Agent and the Borrower, be instructed to make a decision within fourteen (14) days of appointment or nomination hereunder or, if later, of delivery of information requested by the Insurance Expert.

3.

DECISION

3.1

The Insurance Expert shall be bound to make a determination in English in accordance with the terms of reference referred to under paragraph 2 of this Appendix 4 to Schedule 6.

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3.2

The Insurance Expert’s determination shall be final and binding on all Parties.

4.

STATUS

4.1

The Insurance Expert shall act as an expert in determining the matter referred to him and not as an arbitrator and for the avoidance of any doubt the provisions of the Arbitration Act 1996 (as amended from time to time) or the corresponding provisions of any applicable law, and the law relating to arbitration shall not apply to such Insurance Expert or a determination or the procedure by which the Insurance Expert reaches a determination.

4.2

Notwithstanding paragraph 4.1 of this Appendix 4 to this Schedule 6, the Insurance Expert shall not receive oral representations from either the Borrower or the Insurance Agent unless the other one has been given an opportunity to be present and the Insurance Expert shall ensure that any written representations of either the Borrower or the Insurance Agent are also provided to the other party.

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Schedule 7
Form of Construction Report Certificate

From:

Xxxxx xxxxxx xxxxx xxxxxxx, as Borrower

To:

[●], as Project Facilities Agent

Date:

[●]

Dear Sirs,

Xxxxx xxxxxx xxxxx xxxxxxx – Construction Report Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Construction Report Certificate delivered pursuant to sub-clause 17.1.2 of Clause 17.1 of the Common Terms Agreement. Terms used in this Construction Report Certificate have the same meaning as in the Common Terms Agreement unless given a different meaning in this Construction Report Certificate.

3.

Reference is made to the Construction Report dated [●] and attached hereto (the "Construction Report").

4.

I, the undersigned Specified Officer of the Borrower, duly authorised to do so, hereby certify for and on behalf of the Borrower that it has verified the contents of the Construction Report and that:

(i)

it is accurate in all material respects and that it is not misleading in any way; [and]

(ii)

except with respect to any revised Construction Budget and Timetable, all the technical, engineering and other factual statements contained in the Construction Report were made in good faith after careful consideration and were based on assumptions formulated in good faith; [and]

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(iii)

[the financial projections and forecasts contained in the revised Construction Budget and Timetable attached hereto have been prepared in good faith on the basis of assumptions formulated in good faith, and are fair and reasonable].

Yours faithfully

………………………………………….

Specified Officer for and on behalf of

Xxxxx xxxxxx xxxxx xxxxxxx

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Schedule 8
Form of Cost-to-Complete Certificates

Part A
Form of Gold Phase Cost-to-Complete Certificate

From:

Xxxxx xxxxxx xxxxx xxxxxxx, as Borrower

To:

[●], as Project Facilities Agent

Date:

[●]

Dear Sirs,

Xxxxx xxxxxx xxxxx xxxxxxx – Borrower Utilisation Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Phase Cost-to-Complete Certificate. Terms used in this Gold Phase Cost-to-Complete Certificate have the same meaning as in the Common Terms Agreement unless given a different meaning in this Gold Phase Cost-to-Complete Certificate.

3.

[Reference is made to the following Utilisation Requests: [●], [●] and [●] (the "Relevant Utilisation Requests").]

4.

[Pursuant to Clause 4 (Conditions of ) of the Common Terms Agreement, in connection with the Utilisations requested/Pursuant to Clause 17.4 (Cost-to-Comple) of the Common Terms Agreement,] I, the undersigned Specified Officer of the Borrower, duly authorised to do so, hereby certify for and on behalf of the Borrower, that:

(i)

[the proceeds of all previous Utilisations have been applied to pay Gold Phase Gold Phase Project Costs or, in the case of the proceeds of the first, second or third Utilisations under the Facilities, to reimburse Shareholder Advances in an amount equal to [●];]

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(ii)

as at the date of this certificate, the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion is  [●];

(iii)

as at the date of this certificate, (i) the aggregate amount of Shareholder Funding provided and (ii) the aggregate of the Available Facilities and the Loans made prior to such date is [●];

(iv)

as at the date of this certificate, the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion do not exceed the aggregate amount of Shareholder Funding provided and the aggregate of the Available Facilities and the Loans made prior to such date;

(v)

[the aggregate amount of Shareholder Funding provided and the aggregate of the Available Facilities (other than under the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility) and the Loans made prior to such date exceeds the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion (and a contingency of [  ]% of such Gold Phase Project Costs projected to be incurred) by [●];]

(vi)

as at the date of this certificate, [the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion do not exceed the aggregate amount of Shareholder Funding provided and the aggregate of the Available Facilities (other than under the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility) and the Loans made prior to such date;] OR [as at the date of this certificate, the aggregate amount of the Gold Phase Project Costs paid or contractually incurred and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion exceed the aggregate amount of Shareholder Funding provided and the aggregate of the Available Facilities (other than under the ECIC Senior Cost Overrun Facility or the UFK Covered Senior Cost Overrun Facility) and the Loans made prior to such date by [●];]

(vii)

[(as of the date of this certificate, the aggregate amount of the Gold Phase Project Costs paid since the date of the most recent Construction Budget and Timetable and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion do not exceed the aggregate amount of the Gold Phase Project Costs to achieve Gold Phase Completion set forth in the most recent Construction Budget and Timetable delivered to the Project Facilities Agent) on [●]] OR [the amount by which the aggregate amount of the Gold Phase Project Costs paid since the date of the most recent Construction Budget and Timetable and the aggregate amount of Gold Phase Project Costs projected to be incurred to achieve Gold Phase Completion exceed the aggregate amount of the Gold Phase Project Costs to achieve Gold

PARIS-1-1004889-v29B- 328 -36-40397380

Phase Completion set forth in the most recent Construction Budget and Timetable delivered to the Project Facilities Agent on [●] and such excess is in the following amounts for the following items: [●]];

(viii)

[as of the date of this certificate, the current progress with respect to engineering, procurement and construction of the Gold Phase is as follows: [●].]

5.

[The Utilisations requested under the Relevant Utilisation Requests are:

(i)

To reimburse the following Gold Phase Project Costs that have already been paid: [insert details]; and/or

(ii)

To pay the following Gold Phase Project Costs payable in the three Months following the date of the requested Utilisations: [insert details].

Yours faithfully

………………………………………….

Specified Officer for and on behalf of

Xxxxx xxxxxx xxxxx xxxxxxx

I, the undersigned officer of the Independent Technical Consultant, duly authorised to do so, hereby certify for and on behalf of the Independent Technical Consultant, that the statements made by the Borrower in paragraph 4 above (other than sub-paragraph (iii) thereof) and 5 above are, to the best of the knowledge and based on the work of the Independent Technical Consultant to date, accurate and supported by reasonable evidence.

Yours faithfully

………………………………………….

For and on behalf of the Independent Technical Consultant

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Part B
Form of Copper Phase Cost-to-Complete Certificate

From:

Xxxxx xxxxxx xxxxx xxxxxxx, as Borrower

To:

[●], as Project Facilities Agent

Date:

[●]

Dear Sirs,

Xxxxx xxxxxx xxxxx xxxxxxx – Borrower Utilisation Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Phase Cost-to-Complete Certificate. Terms used in this Copper Phase Cost-to-Complete Certificate have the same meaning as in the Common Terms Agreement unless given a different meaning in this Cost-to-Complete Certificate.

3.

Pursuant to Clause 17.4 (Cost-to-Comple) of the Common Terms Agreement, I, the undersigned Specified Officer of the Borrower, duly authorised to do so, hereby certify for and on behalf of the Borrower, that:

(i)

as at the date of this certificate, the aggregate amount of the Copper Phase Project Costs contractually incurred (but not paid) and the aggregate amount of Copper Phase Project Costs projected to be incurred (but not paid) to achieve Copper Phase Completion is [●];

(ii)

as at the date of this certificate, the amount standing to the credit of the Copper Phase Reserve Account is [●];

(iii)

as at the date of this certificate, [the aggregate amount of the Copper Phase Project Costs contractually incurred (but not paid) and the aggregate amount of Copper Phase Project Costs projected to be incurred (but not paid) (and a contingency of [  ]% of such Copper Phase Project Costs) to achieve Copper Phase Completion do not exceed the amount of standing to the credit of the

PARIS-1-1004889-v29B- 330 -36-40397380

Copper Phase Reserve Account;] OR [as at the date of this certificate, the aggregate amount of the Copper Phase Project Costs contractually incurred (but not paid) and the aggregate amount of Copper Phase Project Costs projected to be incurred (but not paid) to achieve Copper Phase Completion (and a contingency of [  ]% of such Copper Phase Project Costs) exceed the aggregate amount of standing to the credit of the Copper Phase Reserve Account by [●];]

(iv)

[as of the date of this certificate, the aggregate amount of the Copper Phase Project Costs paid since the date of the most recent Contruction Budget and the aggregate amount of Copper Phase Project Costs projected to be incurred to achieve Copper Phase Completion do not exceed the aggregate amount of the Copper Phase Project Costs to achieve Copper Phase Completion set forth in the most recent Construction Budget and Timetable delivered to the Project Facilities Agent on [●]] OR [the amount by which the aggregate amount of the Copper Phase Project Costs paid since the date of the most recent Construction Budget and Timetable and the aggregate amount of Copper Phase Project Costs projected to be incurred to achieve Copper Phase Completion exceed the aggregate amount of the Copper Phase Project Costs to achieve Copper Phase Completion set forth in the most recent Construction Budget and Timetable delivered to the Project Facilities Agent and such excess is in the following amounts for the following items: [●]];

(v)

[as of the date of this certificate, the current progress with respect to engineering, procurement and construction of the Copper Phase is as follows: [●].]

Yours faithfully

………………………………………….

Specified Officer for and on behalf of

Xxxxx xxxxxx xxxxx xxxxxxx

I, the undersigned officer of the Independent Technical Consultant, duly authorised to do so, hereby certify for and on behalf of the Independent Technical Consultant, that the statements made by the Borrower in paragraph 4 above (other than sub-paragraph (ii) thereof) are, to the best of the knowledge and based on the work of the Independent Technical Consultant to date, accurate and supported by reasonable evidence.

Yours faithfully

………………………………………….

For and on behalf of the Independent Technical Consultant

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Schedule 9
Approvals and notices

Part A
Approvals

1.

The Mining License, the Mining Agreement, the Xxxxxxxxxxxxx xxxxxxx and the Approval Letters.

2.

Business License of the Borrower issued by the Business License Office and approved by the Ministry.

3.

Approval of the Ministry of the Facilities (pursuant article 7(5) of the Proclamation to Provide for Payment of Tax on Income from Mining Operations No. 69/1995)).

4.

Approval of the Ministry for the Encumbrance over the Mining License (pursuant to article 16(2) of the Mining Proclamation and article 25.9 of the Mining Agreement) and for the Encumbrance the Borrower’s interests and rights under the Mining Agreement (pursuant to article 25.1 of the Mining Agreement).

5.

Approval of the Ministry of the Gold Puts (pursuant to article 19.1 of the Mining Agreement).

6.

Approval of the Ministry of Copper Concentrate Sales Agreements and the Gold Refining Agreements (pursuant article 19.1 of the Mining Agreement).

7.

The Camp Facility Lease.

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Part B
Approvals

1.

The (i) Port Approval and the Authorisation of the Competent Authority for construction works in the Port and (ii) in-port work permit from the Competent Authority as required for cargo handling and shore handling at the Port to be obtained and in each case provided to the Project Facilities Agent, by 30 June 2011.

2.

To the extent required for the Borrower to implement the Development Plan, land right document issued to the Borrower by Competent Authorities in respect of the site of the Port Facilities, to be obtained, and provided to the Project Facilities Agent, by 30 June 2011.

3.

Registration of XXXXXXX with the Business License Office of the Ministry of Trade and Industry  from the Ministry of Energy and Mines with respect to the installation and operation of electric installations to be obtained, and provided to the Project Facilities Agent,  by 31 December 2009.

4.

To the extent required by applicable law, registration of the Borrower's counterparty to a New Power Purchase Contract with the Business License Office of the Ministry of Trade and Industry  from the Ministry of Energy and Mines with respect to the installation and operation of electric installations to be obtained, and provided to the Project Facilities Agent,  by no later than six (6) Months prior to the commencement of such installation and operations.

5.

Approval of the Director General of the Department of Mines of the method (and any change in such method) of measurement or weighing of Production (pursuant to article 12.6 of the Mining Agreement), to be obtained, and provided to the Project Facilities Agent,  by 30 June 2010.

6.

Approval by the Ministry of the Copper Phase Social and Environmental Impact Assessment, to be obtained, and provided to the Project Facilities Agent,  by 15 February 2011.

7.

Approval by the Ministry of the updated environmental management and rehabilitiation program plan no later than the date falling five years after the date of first approval and upon each proposed change to the Mining Operations (as defined in the Mining Agreement (pursuant article 22.3.4 of the Mining Agreement), provided to the Project Facilities Agent by no later than such date.

8.

Approval by the Director General of the Department of Mines of changes to the 10-year production program (article 8.4 of the Mining Agreement),  provided to the Project Facilities Agent by no later than 30 days after the date of such approval.

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Part C
Notices

1.

Notice by the Borrower to XXXXX XX-XX as required under the XXXXX XX-XX Loan Agreement.

2.

Notice to the Bank of Eritrea of the Facilities (pursuant to articles 10(2) and 14 of the Investment Proclamation and Proclamation 159/2007).

3.

Evidence of the submission of all agreements relating to Shareholder Advances to the Ministry (pursuant to article 13.6 of the Mining Agreement).

4.

Evidence of the submission to the Ministry of copies of all Facility Agreements and related Finance Documents  (pursuant to article 13.6 of the Mining Agreement).

5.

Notice of Commencement of Mine Development to the Ministry (pursuant article 7.2.4 of the Mining Agreement)

6.

Evidence of the submission of an annual report of the exploration operations expenditures and of expenditures for development and infrastructure incurred by the Borrower and signed by a licensed Mining Engineer or Geologist (pursuant to article 18.5 of the Mining Agreement).

7.

Evidence of the submission to the Ministry of an annual programme of employment and training (pursuant to article 16.4 of the Mining Agreement and article 29(4) of the Mining Regulations).

8.

Evidence to the submission to the Ministry of an annual employment report (pursuant to article 18.7 of the Mining Agreement).

9.

Evidence of the submission of an annual report in respect of all information specified by directives (pursuant to article 31.5 of the Mining Regulations).

10.

Notification to the Ministry in relation to the right to "use and produce" mineral water for "non-commercial purpose" (pursuant to article 18(1) of the Mining Proclamation).

11.

Notification to the Director General of the Department of Mines of the identity of the General Manager of the Borrower (article 12.5 of the Mining Agreement).

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Part D
Notices

See each notice referred to in Clause 17.5 (Mining Agreeme).

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Schedule 10
Form of Historic Ratio Compliance Certificate

To:

[●] as Project Facilities Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Historic Ratio Compliance Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Historic Ratio Compliance Certificate, and, unless otherwise provided herein, terms used in this Historic Ratio Compliance Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

We refer to the financial statements of the Borrower for the [Quarter/Financial Year] ending [insert date].

4.

We confirm that that the Senior Historic Debt Service Cover Ratio for the period referred to in in the financial statements referred to above is: [   ].

5.

We confirm that that the Total Historic Debt Service Cover Ratio for the period referred to in in the financial statements referred to above is: [   ].

6.

The Senior Historic Debt Service Cover Ratio was calculated as follows [insert details of calculation].

7.

The Total Historic Debt Service Cover Ratio was calculated as follows [insert details of calculation].

8.

[We confirm that no Default is continuing.]

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Yours faithfully

………………………………………….

Specified Officer for and on behalf of

Xxxxx xxxxxx xxxxx xxxxxxx

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Schedule 11
Gold Phase Completion Test Certificates

Part A
Form of Gold Phase Physical Facilities Certificate

To:

[●] as Project Facilities Agent and [●] as Modelling and Technical Bank

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Phase Physical Facilities Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Phase Physical Facilities Certificate, and, unless otherwise provided herein, terms used in this Gold Phase Physical Facilities Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Between the dates of [__________] and [__________], [names of employees or agents], [titles], inspected the physical facilities of the Project.  We have considered whether the equipment and facilities described herein have been installed and have become operational, in each case at the time of such inspection.  Our work involved inspection of equipment and facilities and observation of the operation thereof, to the extent necessary to identify such equipment and the attributes thereof, if any, referred to herein and to conclude whether such equipment and facilities had become operational.  Such

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inspections and observations were those which are necessary for the purpose of delivering this certificate.

(i)

All physical facilities and equipment of the gold plant of the Project ("Gold Plant”) have been installed in accordance with the Gold Phase EPCM Contracts, the Key Offshore Gold Phase Construction and Supply Contracts, the Key Onshore Gold Phase Construction and Supply Contracts and have become operational and are capable of and are currently in continuous operation (using power supplied under the Power Purchase Contract). These facilities include, but are not necessarily limited to, the following major items:

•

One C140 jaw crusher

•

One SAG mill, 6.1 x 3.00 m EGL, 2000 kW

•

One ball mill, 5.5 x 8.3 m EGL, 4500 kW

•

Cyclone cluster

•

Gold CIL equipment including one pre-leach tank, 8 carbon-in-leach tanks, 600 kg/hr carbon regeneration kiln, 8/9 double cell electrowinning cells, interstage screens, and CIL and detox mixers.

The Gold Plant has the capacity to achieve gold production sufficient to meet the Gold Production Test.

(ii)

The mine equipment (the "Gold Phase Mine Equipment”) is adequate to achieve the forecasted level of Production of ore and waste in accordance with the agreed Development Plan and is on site and operational. The equipment includes, but is not necessary limited to, the following major items:

•

Two Atlas Copco ROC L8 25 drills or similar drills

•

Two 7.0 m3 nominal capacity hydraulic excavators

•

One 8.7-m3 nominal capacity wheel loader

•

Six Caterpillar 775F off-highway trucks or similar trucks

•

Ancillary equipment to suit above equipment

(iii)

The water and power supply systems and facilities (the "Water and Power Facilities”) have been installed (in accordance with the contracted specifications and the Power Purchase Contract respectively) and have been made operational and are capable of producing the capacity required by the Development Plan for the periods required by the Development Plan and are currently in operation.

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(iv)

The tailings disposal facility (the "Tailings Facility”) has been constructed and has been made operational and is capable of the capacity required by the Development Plan for the periods required by the Development Plan and is currently in operation.

(v)

The works contracted to be performed by the contractors under the Gold Phase EPCM Contracts, the Key Offshore Gold Phase Construction and Supply Contracts and the Key Onshore Gold Phase Construction and Supply Contracts have been materially completed in accordance with the contracted specifications and the Borrower has accepted all such work in accordance with the terms and conditions of those contracts, excepting certain minor works that may remain outstanding but which would not reasonably be expected to (i) materially and adversely affect the ability of the Gold Phase to operate as contemplated in the Development Plan, or (ii) affect the Borrower’s ability to comply with Clause 22.6 (Social and env) or Clause 24.24 (Social and Env) of the Common Terms Agreement and the Borrower has not accepted any work performed in connection with the Gold Plant, the Water and Power Facilities and the Tailings Facility which would reasonably be expected to (i) materially and adversely affect the ability of the Gold Phase to operate as contemplated in the Development Plan, or (ii) affect the Borrower’s ability to comply with Clause 22.6 (Social and env) or Clause 24.24 (Social and Env) of the Common Terms Agreement.

(vi)

The Gold Phase Mine Equipment has been delivered to the Borrower and the Borrower has accepted all such equipment in accordance with the terms and conditions of the relevant contracts.

(vii)

Copies of the certificates of acceptance under each of the Gold Phase EPCM Contracts (including, but not limited to, the provisional acceptance of the Gold Phase in its entirety) and the Key Offshore Gold Phase Construction and Supply Contracts and the Key Onshore Gold Phase Construction and Supply Contracts have been provided to the Independent Technical Consultant.

(viii)

Sufficient stocks of consumables are held on site to support continuous operation. The quantities of stocks of consumables have been agreed by the Borrower and the Independent Technical Consultant 60 days prior to the Gold Completion Test Period or in case of a Re-test, 10 days prior to Gold Completion Test Period for such Re-test.

(ix)

Contracts for the supply of the main consumables (including, but not limited to, the Fuel Supply Agreement(s)) are in effect and such consumables are being delivered to site as contemplated in the Development Plan.

(x)

All agreed major spares and critical parts for key equipment items as set out in Appendix A-1 are either on hand at the Project Site or on

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consignment to the Borrower, or the Borrower has entered into arrangements that provide for suitable availability of such items.

(b)

As of the date hereof,  the Gold Plant, the Mining Equipment, the Water and Power Facilities (other than the power facilities which are provided in accordance with the Power Purchase Contract)  and the Tailings Facility have been paid for by the Borrower (and all amounts due and payable under the Power Purchase Contract have been paid by the Borrower) other than for amounts being contested in good faith and for which adequate cash reserves have been set aside.

IN WITNESS WHEREOF, I, [Name of General Manager], have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By____________________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

[Name of Independent Technical Consultant], a ______________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix A-2 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

By:__________________________

   [Name]

   [Senior Officer]

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Appendix A-1

To Gold Phase Physical Facilities Certificate

BISHA PROJECT

CRITICAL SPARES INVENTORY

[The Critical Spares Inventory shall consist of [●]]

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Appendix A-2

to Gold Phase Physical Facilities Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Gold Phase Facilities Certificate.]

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Part B
Form of Gold Production Certificate

To:

[●] as Project Facilities Agent, [●] as Modelling and Technical Bank and [●] as Social and Environmental Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Production Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited (with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Production Certificate, and, unless otherwise provided herein, terms used in this Gold Production Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Between the dates of [_____________] and [_____________], [name(s) of employee(s) or agent(s)], [title(s)], were present at the Project Site, observed the operations of the Gold Phase during such time.  Such observations were those which are necessary for the purpose of delivering this certificate.

(b)

Attached to this certificate as Appendix B-2 are copies of operating records and other documentation relating to production and shipping during the periods referred to in clause (d) below.  Based on the observations referred to in clause (a), such documentation accurately reflects, in all material respects, the production of the Gold Phase during the period to which it relates.

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(c)

All sampling and assaying procedures relevant to the matters covered by this certificate were conducted by the Borrower in accordance with the Measurement and Sampling Procedures.

(d)

Notification of the planned commencement and expected end of the Completion Test Period was provided to the Independent Technical Consultant and Modelling and Technical Bank on [date], which is a date on or before the date 30 days prior to the date of commencement of the Completion Test Period  or in the case of a Re-test, 10 days prior to the date of commencement of the Completion Test Period for such Re-test.

(e)

For purposes of this clause, the Gold Completion Test Period began on [date] and ended on [date] and was comprised of 90 Operating Days within a period of 100 consecutive calendar days.  During the Gold Completion Test Period:

(i)

The amount of total material mined (ore and waste) was not less than 90% of the average forecast daily mining rate in the mine plan in the Development Plan in effect during the Gold Completion Test Period and 100% of ore and waste forecast therein for a period of 15 successive Operating Days, as measured based on daily truck dispatch records.

(ii)

The Borrower is operating the Gold Phase in all material respects in accordance with the Development Plan, including consistency with planned schedule, and in a sound and efficient manner consistent with Prudent Operating Practice; furthermore, the Gold Phase is capable of meeting the gold production and cost projections set forth in the Development Plan;

(iii)

During the Gold Completion Test Period the crushing circuit has crushed run-of-mine oxide ore or ore has been reclaimed from the stockpile at an average rate of not less than 90% of the forecast throughput in the mine plan in the Development Plan in effect during the Gold Completion Test Period and for a period of 15 successive Operating Days the crushing circuit has operated at a minimum average daily tonnage of 100% of that forecast throughput.

(iv)

During the Gold Completion Test Period the mill has ground and processed oxide ore at an average daily rate of not less than 90% of the forecast throughput in the mine plan in the Development Plan and for a period of 15 successive Operating Days the mill has processed ore at a minimum average daily tonnage of 100% of the forecast throughput in the mine plan in the Development Plan.  Tailings production should be at a rate of not less than 90% of the Development Plan forecast throughput.  Production throughputs for the Development Plan are presented in Appendix B-1.

(v)

For all oxide ore treated during the Gold Completion Test Period the recovery of gold and silver to doré product, was an average of not less than 95% of design recovery as stated in the Development Plan in

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effect during the Gold Completion Test Period. Design recoveries stated in the Development Plan are presented in Appendix B-1

(vi)

During the Gold Completion Test Period, the cyanide detoxification circuit was working at the designed efficiency.  During the Gold Completion Test Period, effluent was sampled and tested daily for cyanide following international standards for analysis and quality assurance and quality control and cyanide concentrations were at or below the following concentrations, without dilution, at least 90% of the time: 50 mg/L Weak Acid Dissociable (WAD) cyanide when measured at the pond.

(vii)

During the Gold Completion Test Period, the tailings disposal facility at the Project Site  has received all of the tailings produced by the Gold Phase during the Gold Completion Test Period and has been operated in accordance Prudent Operating Practices and the Social and Environmental Standards.

(viii)

During the Gold Completion Test Period, the Gold Phase received such quantities of electrical energy under the Power Purchase Contract as were required to produce the amount of material mined and gold and silver doré as referred to in paragraphs (i), (v), (vi) and (vii) above, operate the crushing circuit, the mill and cyanide detoxification circuit as referred to in paragraph (iii), (iv) and (viii) above.

?

Over a minimum period of 150 days, which includes the full duration of the Gold Completion Test Period and which started before or concurrent with the Gold Completion Test Period, the Borrower has produced an ore reserve reconciliation which demonstrates that the aggregate of the tonnes and grade of ore processed and delivered to the stockpile during the period is not less than 90% for tonnes and 90% for grade of the ore reserve blocks depleted during the period of the test as forecast in the Development Plan.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By ____________________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

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[Name of Independent Technical Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix B-3 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

By:_______________________________

   [Name]

   [Senior Officer]

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Appendix B-1 to Gold Production Certificate

BISHA PROJECT

TABLE OF DESIGNATED VALUES – GOLD PRODUCTION CERTIFICATE

Required quantities, percentages or values for this certificate shall be taken for the relevant period of the Development Plan for the period in which the Gold Completion Test Period occurs.  The following table presents the indicative average production for the periods based on the Financial Model as at the Signing Date.  The actual values will be reviewed and agreed in accordance with the Development Plan no less than 60 days prior to the Gold Completion Test Period.

Paragraph reference in Production Certificate	Test	Units	Value
(e) (iv)	Milling rate (90 days)	tonnes (over 90 days)	450,000
(e) (iv)	Milling rate (15 days)	tonnes (over 15 days)	83,333
(e) (iv)	Tailings production rate (90 days)	tonnes (over 90 days)	450,000
(e) (v)	Gold recovery	%	82.65
(e) (v)	Silver recovery	%	34.2

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Appendix B-2

to Gold Production Certificate

BISHA PROJECT

OPERATING RECORDS AND OTHER DOCUMENTATION RELATING TO GOLD PRODUCTION DURING COMPLETION PERIOD

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Appendix B-3

to Gold Production Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Gold Production Certificate.]

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Part C
Gold Operating Cost Certificate

To:

[●] as Project Facilities Agent, [●] as Modelling and Technical Bank and [●] as Social and Environmental Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Operating Cost Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Operating Cost Certificate, and, unless otherwise provided herein, terms used in this Gold Operating Cost Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Between the dates of [_____________] and [_____________], [Name(s) of employee(s) or agent(s)], [title(s)], were present at the Project Site, observed the operations of the Gold Phase during such time.  Such observations were those which are necessary for the purpose of delivering this certificate.

(b)

Attached to this certificate as Appendix C-2 are copies of operating records and other documentation relating to production by the Gold Phase during the period referred to in clause (c).  Based on the observations referred to in clause (a), I certify, for and on behalf of the Borrower, that such documentation accurately reflects, in all material respects, the production of the Gold Phase during the period to which it relates.

PARIS-1-1004889-v29B- 351 -36-40397380

(c)

For purposes of this certificate, the Gold Completion Test Period began on [date] and ended on [date] and was comprised of 90 Operating Days within a period of 100 consecutive calendar days.  During the Gold Completion Test Period the average cash operating costs (having the meaning provided to the cash operating costs under the Gold Institute’s Production Cost Standard) per troy ounce of gold produced, including all charges, deductions, site overheads but excluding any by-product credits were no more than 110% of the forecast cash Operating Costs in the Development Plan in effect for the Gold Completion Test Period, adjusted as described in Appendix C-1 of this certificate.

(d)

The Gold Phase, during the Gold Completion Test Period, was and is currently being, operated and maintained in accordance with the agreed Development Plan and is operating in accordance with Prudent Operating Practices and the Social and Environmental Requirements.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By ____________________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

[Name of Independent Technical Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix C-3 to this certificate Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence..

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

By:______________________________

   [Name]

PARIS-1-1004889-v29B- 352 -36-40397380

   [Senior Officer]

Appendix C-1 to Gold Operating Cost Certificate

BISHA PROJECT

METHODOLOGY FOR DOLLAR COST CALCULATIONS

For the purposes of this certificate, costs were obtained from daily cost reports, periodic reports and through other outputs of cost accounting systems.

Costs were adjusted to [Gold Completion Test Period], US dollars in the following manner:

(a)

Costs which were budgeted for in US dollars were multiplied by the ratio of the US CPI index in Q2 2008 to the US CPI index for the second calendar month of the Gold Completion Test Period

(b)

Costs which were budgeted for in currencies other than US dollars were converted into US dollars based on the Applicable Spot Rate of Exchange in effect on the date such costs were incurred and then multiplied by the ratio of the US CPI index in Q2 2008 to the US CPI index for the second calendar month of the Gold Completion Test Period

PARIS-1-1004889-v29B- 353 -36-40397380

Appendix C-2 to Gold Operating Cost Certificate

BISHA PROJECT

OPERATING RECORDS AND OTHER DOCUMENTATION RELATING TO GOLD PRODUCTION DURING GOLD COMPLETION TEST PERIOD

PARIS-1-1004889-v29B- 354 -36-40397380

Appendix C-3 to Gold Operating Cost Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Gold Operating Certificate.]

PARIS-1-1004889-v29B- 355 -36-40397380

Part D
Form of Gold Marketing Certificate

To:

[●] as Project Facilities Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Marketing Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Marketing Certificate, and, unless otherwise provided herein, terms used in this Gold Marketing Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement. For purposes of this clause, the Gold Completion Test Period began on [date] and ended on [date] and was comprised of 90 Operating Days within a period of 100 consecutive calendar Days (the "Test Period”).

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

As of the date hereof, the Borrower has effected at least (i) two shipments of at least 95% of production during the Gold Completion Test Period troy ounces of gold and silver doré to each of the buyers under the Gold Refining Agreements (or their successors as buyers under the Gold Refining Agreements or any agreements that replace such agreements in accordance with the terms of Common Terms Agreement) and each such shipment was accepted and paid for by the relevant buyer in accordance with the terms of the Gold Refining Agreements (without any price reduction being applicable under the Gold Refining Agreements).  Attached hereto as Appendix D-1 are copies of the Gold Refining Agreements that have been executed together with the waybills relating to such shipments under such Gold Refining Agreements.

PARIS-1-1004889-v29B- 356 -36-40397380

(b)

Attached hereto as Appendix D-2 are copies of reports of an independent party qualified for such purposes setting forth the results of assays conducted on samples of the shipments referred to in clause (a).

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By:_____________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

[Name of Independent Technical Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix D-3 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

By:___________________________

   [Name]

   [Senior Officer]

PARIS-1-1004889-v29B- 357 -36-40397380

Appendix D-1 to Gold Marketing Certificate

BISHA PROJECT

GOLD REFINING AGREEMENTS

PARIS-1-1004889-v29B- 358 -36-40397380

Appendix D-2 to Gold Marketing Certificate

BISHA PROJECT

GOLD ASSAYS

PARIS-1-1004889-v29B- 359 -36-40397380

Appendix D-3 to Gold Marketing Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Gold Marketing Certificate.]

PARIS-1-1004889-v29B- 360 -36-40397380

Part E
Form of Gold Legal and other Conditions Certificate

To:

[●] as Project Facilities Agent and [●] as Insurance Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Legal and Other Conditions Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Legal and Other Conditions Certificate, and, unless otherwise provided herein, terms used in this Gold Legal and Other Conditions Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Each of the Key Gold Phase Project Documents (other than those which have terminated at their scheduled maturity and which are no longer required for the operation of the Gold Phase) remains in full force and effect.

(b)

All Approvals required in relation to the operation of the Gold Phase substantially as it was operated during the Gold Completion Test Period referred to in the Gold Production Certificate, the Gold Operating Cost Certificate, the Key Gold Phase Project Documents, the Finance Documents (and the legality, validity and enforceability thereof) and the Transaction Security (and the legality, validity, enforceability, priority and perfection thereof) have been obtained and are in full force and effect.

PARIS-1-1004889-v29B- 361 -36-40397380

(c)

All insurance policies for operations of the Gold Phase which are required in accordance with Clause 22.32 (Insurance) of the Common Terms Agreement is in full force and effect.

(d)

Each Encumbrance required to be created, as at the date hereof and/or the Gold Phase Completion Date, pursuant to the Common Terms Agreement or any Security Document, has been created and each such Encumbrance is, [subject to the Legal Reservations], valid, perfected, enforceable and in full force and effect. The dates and a short description of each such Encumbrance and its registration are set forth in Appendix E-1 hereto.

(e)

No Default or Event of Force Majeure has occurred and is continuing.

(f)

The persons named in Appendix E-2 are the officers or employees of the Borrower who are managers and staff responsible for the operation of the Gold Phase and the managers responsible for the construction of the Copper Phase.

The certifications required by paragraphs (b) and (d) (insofar as they relate to Encumbrances created under Eritrean law) above are based upon the written opinions of [●], [●] counsel to the Borrower, [a copy] [copies] of which [is] [are] attached hereto as Appendix E-3 and addressed to the undersigned and the Lenders.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

 Name: [General Manager]

PARIS-1-1004889-v29B- 362 -36-40397380

Appendix E-1 to Gold Legal and Other Conditions Certificate

BISHA PROJECT

PLEDGE REGISTRATIONS

PARIS-1-1004889-v29B- 363 -36-40397380

Appendix E-2 to Gold Legal and Other Conditions Certificate

BISHA PROJECT

OFFICERS AND EMPLOYEES OF THE BORROWER

PARIS-1-1004889-v29B- 364 -36-40397380

Appendix E-3 to Gold Legal and Other Conditions Certificate

BISHA PROJECT

BMSC COUNSEL OPINION OF APPROVALS AND AUTHORIZATIONS

PARIS-1-1004889-v29B- 365 -36-40397380

Part F
Form of Gold Financial Certificate

To:

[●] as Project Facilities Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Financial Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Gold Financial Certificate, and, unless otherwise provided herein, terms used in this Gold Financial Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

The Senior Debt Service Reserve Account and the Subordinated Debt Service Reserve Account have been established.

(b)

The Balance in the Senior Debt Service Reserve Account as at the date hereof equals or exceeds the Senior DSRA Required Balance (as defined in the Offshore Accounts Agreement).

(c)

The balance in the Subordinated Debt Service Reserve Account as at the date hereof equals or exceeds the Subordinated DSRA Required Balance (as defined in the Offshore Accounts Agreement).

IN WITNESS WHEREOF, I, [Name of General Manager], have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

PARIS-1-1004889-v29B- 366 -36-40397380

Dated:

By

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

   Name:

   Title: [General Manager]

PARIS-1-1004889-v29B- 367 -36-40397380

Part G
Form of Gold Phase Social and Environmental Certificate

To:

[●]as Social and Environmental Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Gold Phase Social and Environmental Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX

2.

 IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

3.

This is a Gold Phase Social and Environmental Certificate, and, unless otherwise provided herein, terms used in this Gold Phase Social and Environmental Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

4.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Construction and operation of the Gold Phase conforms with the Social and Environmental Requirements.

(b)

The Standard Operating Procedures required by the Social and Environmental Management Plans in respect of the Gold Phase have been established and are in compliance with the applicable portions of applicable Social and Environmental Requirements.

(c)

All corrective action required by the Social and Environmental Consultant, the Social and Environmental Agent or the Independent Social and Environmental Monitoring Expert in respect of the Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures has been adequately addressed.

PARIS-1-1004889-v29B- 368 -36-40397380

(d)

Construction of the Gold Phase conforms with, and the Gold Phase is being operated in compliance with all applicable Environmental Laws, Social Laws, rules, regulations and orders of Eritrea.

(e)

The activities of the Borrower and its contractors (and its sub-contractors of any tier) during the period of construction and operation of the Gold Phase were in conformance with the recommendations and requirements of the Social and Environmental Impact Assessment, the Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures.

(f)

The Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures are in compliance with applicable Environmental Laws, Social Laws, rules, regulations and orders of Eritrea and the Social and Environmental Standards.

(g)

The Gold Phase is operating following the principles and standards of practice of the Cyanide Code and this has been certified by a qualified expert (including in respect of contractors and sub-contractors of the Borrower of any tier).

IN WITNESS WHEREOF, I, [Name of General Manager], on behalf of the Borrower have caused this certificate to be duly executed.

Dated:  [    ]

Xxxxx xxxxxx xxxxx xxxxxxx

By:

Name:

Title:  General Manager

[Name of Social and Environmental Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix G-1 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Social and Environmental Consultant] has caused this certificate to be duly executed.

PARIS-1-1004889-v29B- 369 -36-40397380

Dated:

[Name of Social and Environmental Consultant]

By:______________________________

[Name]

[Senior Officer]

PARIS-1-1004889-v29B- 370 -36-40397380

Appendix G-1 to Gold Phase Social and Environmental Certificate

BISHA PROJECT

INSPECTION PROCEDURES PERFORMED

[Insert copy of agreed Test Procedures for Copper Phase Social and Environmental Certificate.]

Name of procedure	Employee/ agent in charge

PARIS-1-1004889-v29B- 371 -36-40397380

Schedule 12
Copper Phase Completion Test Certificates

Part A
Form of Copper Phase Physical Facilities Certificate

To:

[●], as Project Facilities Agent and [●] as Modelling and Technical Bank

From:

Xxxxx xxxxxx xxxxx xxxxxxx, as Borrower

Date:

[●]

Dear Sirs,

Xxxxx xxxxxx xxxxx xxxxxxx – Copper Phase Physical Facilities Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, [XXX IPEX – Bank GmbH] as Offshore Security Agent, [●] as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is the Copper Phase Physical Facilities Certificate. Terms used in this Copper Phase Physical Facilities Certificate have the same meaning as in the Common Terms Agreement unless given a different meaning in this Copper Phase Physical Facilities Certificate.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement, I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Between the dates of [__________] and [__________], [names of employees or agents], [titles], inspected the physical facilities of the Project (including the Port Facilities).  We have considered whether the equipment and facilities described herein have been installed and have become operational, in each case at the time of such inspection.  Our work involved inspection of equipment and facilities and observation of the operation thereof, to the extent necessary to identify such equipment and the attributes thereof, if any, referred to herein and to conclude whether such equipment and facilities had become operational.  Such inspections and observations were those which are necessary for the purpose of delivering this certificate.

PARIS-1-1004889-v29B- 372 -36-40397380

(i)

All physical facilities and equipment of the copper circuit of the Project ("Copper Circuit”) and of the Port Facilities (as defined in paragraph (v) below) have been installed in accordance with the Copper Phase EPC[M] Contracts, the Key Offshore Copper Phase Construction and Supply Contracts and the Key Onshore Copper Phase Construction and Supply Contracts and have become operational and are capable of and are currently in continuous operation (using power supplied under the Power Purchase Contract (or a replacement thereof) and, in the case of the Port Facilities, supplied by the Eritrean national power utility). These facilities shall include, but not be limited to, the following major items:

•

Copper rougher flotation circuit, [cell capacity as defined by final design] tank cells.

•

Copper cleaning flotation circuit consisting of: [tank configuration and capacity as defined by final design].

•

Copper concentrate regrind mill, [as defined by final design].

•

Copper concentrate [as defined by final design] m diameter thickener and [as defined by final design] m2 pressure filter.

The Copper Circuit has the capacity to achieve copper concentrate production sufficient to meet the Copper Production Test.

(ii)

The mine equipment referred to in the Gold Phase Physical Facilities Certificate (or replacement equipment of the same quality) (the "Copper Phase Mine Equipment”) is on the site and operational and is adequate to achieve the forecast levels of production of supergene.

(iii)

The road and bridges from the Project Site to Asmara and from Asmara to the site at the Port where Port Facilities are located (the "Road”) are in sufficient condition in order to support the levels of traffic estimated for the transport of copper concentrate from the Project Site to the site at the Port where copper concentrates handling and export facilities are located in accordance with the Development Plan.

(iv)

Adequate arrangements for the transportation of all the saleable product from the Project Site to the site at the Port where the Port Facilities are located are in place in accordance with the Development Plan.

(v)

The Borrower (a) has constructed and (b) owns or has the right to use a jetty and concentrate loadout facilities and warehouse storage facilities at the site at the Port where copper concentrates handling and export facilities are located and these facilities (the "Port Facilities”) are in place and operating in such a manner as to export the copper concentrate product of the Copper Phase at the production rates and

PARIS-1-1004889-v29B- 373 -36-40397380

required product specification levels as set forth in the Development Plan.

(vi)

The water and power facilities (the "Water and Power Facilities”) required for the Copper Phase have been installed and have been made operational and are capable of producing the capacity required by the Development Plan for the periods required by the Development Plan and are currently in operation.

(vii)

The tailings disposal facility (the "Tailings Facility”) remains operational and is capable of the capacity required by the Development Plan for the periods required by the Development Plan and is currently in operation.

(viii)

The works contracted to be performed by the contractors under the Copper Phase EPC[M] Contracts, the Key Offshore Copper Phase Construction and Supply Contracts and the Key Onshore Copper Phase Construction and Supply Contracts, have been materially completed in accordance with the agreed specifications and the Borrower has accepted all such work in accordance with the terms and conditions of those contracts, excepting certain minor works that may remain outstanding but which would not reasonably be expected to (i) materially and adversely affect the ability of the Copper Circuit to operate as contemplated in the Development Plan, or (ii) affect the Borrower’s ability to comply with Clause 22.6 (Social and env) or Clause 24.24 (Social and Env) of the Common Terms Agreement and the Borrower has not accepted any work performed in connection with the Copper Circuit, which would reasonably be expected to (i) materially and adversely affect the ability of the Copper Circuit to operate as contemplated in the Development Plan, or (ii) affect the Borrower’s ability to comply with Clause 22.6 (Social and env) or Clause 24.24 (Social and Env) of the Common Terms Agreement.

(ix)

Copies of the certificates of acceptance under each of the Copper Phase EPC[M] Contracts (including, but not limited to, the provisional acceptance of the Copper Phase in its entirety), the Key Offshore Copper Phase Construction and Supply Contracts and the Key Onshore Copper Phase Construction and Supply Contracts have been provided to the Independent Technical Consultant.

(x)

Sufficient stocks of consumables are held on site to ensure continuous operation. The quantities of stocks of consumables have been agreed by the Borrower and the Independent Technical Consultant.

(xi)

Contracts for the supply of the main consumables (including but not limited to, the Fuel Supply Agreement(s)) are in effect and such consumables are being delivered to site as contemplated in the Development Plan.

PARIS-1-1004889-v29B- 374 -36-40397380

(xii)

All agreed major spares and critical parts for key equipment items as set out in Appendix A-1 are either on hand at the Project Site or on consignment to the Borrower, or the Borrower has entered into arrangements that ensure immediate availability of such items.

(b)

As of the date hereof any payment required to be made by the Borrower in connection with the physical facilities for the Copper Phase have been paid  other than for amounts being contested in good faith and for which adequate cash reserves have been set aside.

IN WITNESS WHEREOF, I, [Name of General Manager], have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By____________________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

[Name of Independent Technical Consultant], a ______________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix A-2 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

By:__________________________

   [Name]

   [Senior Officer]

PARIS-1-1004889-v29B- 375 -36-40397380

Appendix A-1 to Copper Phase Physical Facilities Certificate

BISHA PROJECT

CRITICAL SPARES INVENTORY

[The Critical Spares Inventory shall consist of [●]]

PARIS-1-1004889-v29B- 376 -36-40397380

Appendix A-2 to Copper Phase Physical Facilities Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Copper Phase Facilities Certificate (to include Port Facilities).]

PARIS-1-1004889-v29B- 377 -36-40397380

Part B
Form of Copper Production Certificate

To:

[●] as Project Facilities Agent, [●] as Modelling and Technical Bank and [●] as Social and Environmental Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Copper Production Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Production Certificate, and, unless otherwise provided herein, terms used in this Copper Production Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Between the dates of [_____________] and [_____________], [name(s) of employee(s) or agent(s)], [title(s)], were present at the Project Site, observed the operations of the Copper Phase during such time.  Such observations were those which are necessary for the purpose of delivering this certificate.

(b)

Attached to this certificate as Appendix B-2 are copies of operating records, bills of lading and other documentation relating to production by the Copper Phase during the periods referred to in clause (e) below.  Based on the observations referred to in clause (a), such documentation accurately reflects, in all material respects, the production of the Copper Phase during the period to which it relates.

PARIS-1-1004889-v29B- 378 -36-40397380

(c)

All sampling procedures relevant to the matters covered by this certificate were conducted by the Borrower in accordance with the Measurement and Sampling Procedures.

(d)

Notification of the planned commencement and expected end of the Completion Test Period was provided to the Independent Technical Consultant and Modelling and Technical Bank on [date], which is a date on or before the date [30] days prior to  the day of commencement of the  Copper Completion Test Period and no later than 10 days prior to the commencement of any subsequent Re-test.

(e)

For purposes of this clause, the Copper Completion Test Period began on [date] and ended on [date] and was comprised of 60 Operating Days within a period of 70 consecutive calendar days. During the Copper Completion Test Period:

(i)

Mining is continuing substantially in accordance with the Development Plan and as demonstrated in the previous mining test under the Gold Phase Production Test.

(ii)

The Borrower is operating the Copper Phase in all material respects in accordance with the Development Plan and in a sound and efficient manner consistent with Prudent Operating Practice; furthermore, the Copper Phase is capable of meeting the copper concentrate production and cost projections set forth in the Development Plan.

(iii)

During the Copper Completion Test Period the mill has ground and processed copper sulphide ore at an average daily rate of not less than 90% of forecast throughput in the mine plan in the Development Plan and for a period of 15 successive Operating Days the mill has processed such ore at a minimum average daily tonnage of 100% of the Development Plan forecast throughput.  Production throughputs in the mine plan in the Development Plan are presented in Appendix B-1.

(iv)

For all copper sulphide ore treated during the Copper Completion Test Period the recovery of copper to concentrate product, was not less than an average of 95% of design recovery as stated in the agreed Development Plan in effect during the Copper Completion Test Period. Design recovery stated in the Development Plan is presented in Appendix B-1.

(v)

During the Copper Completion Test Period, the tailings disposal facility at the Project Site  has received all of the tailings produced by the Copper Phase during the Copper Completion Test Period and has been operated in accordance Prudent Operating Practices and the Social and Environmental Standards.

(vi)

During the Copper Completion Test Period, the Copper Phase received such quantities of electrical energy under the Power Purchase Contract (or a replacement thereof) as were required to ground and process

PARIS-1-1004889-v29B- 379 -36-40397380

copper sulphide ore and produce concentrate product as referred to in paragraphs (ii) and (iii) above.

(f)

During the Copper Completion Test Period plus 30 Operating Days, the Bisha Project shipped no less than 95% of the copper concentrate produced during the Copper Completion Test Period and successfully transported the same to the Port Facilities at the Port.

(g)

During the Copper Completion Test Period plus a further 60 Operating Days, no less than 70% of the concentrate produced during the Copper Completion Test Period has been sold pursuant to the Copper Concentrate Sales Agreements and no less than 25% of the concentrate produced during the Copper Completion Test Period has been sold pursuant to the Copper Concentrate Sales Agreements and the Supplemental Offtake Agreements, such copper concentrate meets the relevant specifications in the Copper Concentrate Sales Agreements and the Supplement Offtake Agreements (without any price adjustment being made for such specifications) and payment in accordance with the Copper Concentrate Sales Agreements and the Supplemental Offtake Agreements has been received for the copper concentrate.

(h)

During the Copper Completion Test Period plus 30 Operating Days, the Borrower shipped from the Port Facilities no less than 95% of the copper concentrate produced by the Project during the Copper Completion Test Period and successfully loaded such concentrate from the concentrate-loading facility at the Port onto vessels.

(i)

Over a minimum period of 150 days, which shall include the full duration of the Copper Completion Test Period and commenced before or concurrent with the start of the Copper Completion Test Period, the Borrower shall produce an ore reserve reconciliation which demonstrates that the aggregate of the tonnes and grade of ore processed and delivered to the stockpile during the period is not less than 90% for tonnes and 90% for grade of the ore reserve blocks depleted during the period of the test as forecast in the Development Plan.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By ____________________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

PARIS-1-1004889-v29B- 380 -36-40397380

[Name of Independent Technical Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix B-3 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

By:_______________________________

   [Name]

   [Senior Officer]

PARIS-1-1004889-v29B- 381 -36-40397380

Appendix B-1 to Copper Production Certificate

BISHA PROJECT

TABLE OF DESIGNATED VALUES – COPPER PRODUCTION CERTIFICATE

Required quantities, percentages or values for this certificate shall be taken for the relevant period of the Development Plan for the period in which the Copper Completion Test Period occurs.  The following table presents the indicative average production for the periods based on the Financial Model at the Signing Date.  The actual values will be reviewed and agreed in accordance with the Development Plan no less than 60 days prior to the Copper Completion Test Period.

Paragraph reference in Production Certificate	Test	Units	Value
(e) (iii)	Milling rate	(60 days) tonnes (over 60 days)	300,000
(e) (iii)	Milling rate (15 days)	tonnes (over 15 days)	83,333
(e) (iv)	Copper recovery	%	87.4

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Appendix B-2 to Copper Production Certificate

BISHA PROJECT

OPERATING RECORDS AND OTHER DOCUMENTATION RELATING TO COPPER PRODUCTION DURING COMPLETION PERIOD

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Appendix B-3 to Copper Production Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Copper Production Certificate.]

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Part C
Copper Operating Cost Certificate

To:

[●] as Project Facilities Agent, [●] as Modelling and Technical Bank and [●] as Social and Environmental Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Copper Operating Cost Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Operating Cost Certificate, and, unless otherwise provided herein, terms used in this Copper Operating Cost Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

I, [Name of General Manager], [General Manager] of the Borrower, hereby certify that:

(a)

Between the dates of [_____________] and [_____________], [Name(s) of employee(s) or agent(s)], [title(s)], were present at the Project Site, observed the operations of the Copper Phase during such time.  Such observations were those which are necessary for the purpose of delivering this certificate.

(b)

Attached to this certificate as Appendix C-2 are copies of operating records and other documentation relating to production by the Copper Phase during the period referred to in clause (c).  Based on the observations referred to in clause (a), I certify, for and on behalf of the Borrower, that such

PARIS-1-1004889-v29B- 385 -36-40397380

documentation accurately reflects, in all material respects, the production of the Copper Phase during the period to which it relates.

(c)

For purposes of this clause, the Copper Completion Test Period began on [date] and ended on [date] and was comprised of 60 Operating Days within a period of 70 consecutive calendar days. During the Copper Completion Test Period the average Operating Costs per pound of copper produced, including all charges, deductions, port charges, site overheads but excluding any by-product credits were no more than 110% of the forecast Operating Costs in the Development Plan in effect for the Copper Completion Test Period, adjusted as described in Appendix C-1 of this certificate.

(d)

The Copper Phase was during the Copper Completion Test Period and is being operated and maintained in accordance with the agreed Development Plan and is operating in accordance with Prudent Industry Practices and the Social and Environmental Requirements.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By ____________________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

[Name of Independent Technical Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix C-3 to this certificate Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence..

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

PARIS-1-1004889-v29B- 386 -36-40397380

Dated:

[Name of Independent Technical Consultant]

By:______________________________

   [Name]

   [Senior Officer]

PARIS-1-1004889-v29B- 387 -36-40397380

Appendix C-1 to Copper Operating Cost Certificate

BISHA PROJECT

METHODOLOGY FOR DOLLAR COST CALCULATIONS

For the purposes of this certificate, costs were obtained from daily cost reports, periodic reports and through other outputs of cost accounting systems.

Costs were adjusted to [completion Copper Completion Test Period], US dollars in the following manner:

(a)

Costs which were budgeted for in US dollars were multiplied by the ratio of the US CPI index in Q2 2008 to the US CPI index for the second calendar month of the Copper Completion Test Period.

(b)

Costs which were budgeted for in currencies other than US dollars were converted into US dollars based on the Applicable Spot Rate of Exchange in effect on the date such costs were incurred and then multiplied by the ratio of the US CPI index in Q2 2008 to the US CPI index for the second calendar month of the Copper Completion Test Period.

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Appendix C-2

to Copper Operating Cost Certificate

BISHA PROJECT

OPERATING RECORDS AND OTHER DOCUMENTATION RELATING TO COPPER PRODUCTION DURING COPPER COMPLETION TEST PERIOD

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Appendix C-3 to Copper Operating Cost Certificate

BISHA PROJECT

PROCEDURES

[Agreed Test Procedures for Copper Operating Certificate.]

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Part D
Form of Copper Marketing Certificate

To:

[●] as Project Facilities Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Copper Marketing Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Marketing Certificate, and, unless otherwise provided herein, terms used in this Copper Marketing Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement. For purposes of this clause, the Copper Completion Test Period began on [date] and ended on [date] and was comprised of 60 Operating Days within a period of 70 consecutive calendar Days (the "Test Period”).

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

As of the date hereof, the Borrower has effected at least (i) two shipments of at least [**** ] tonnes of copper concentrate to two separate buyers under the Copper Concentrate Sales Agreements of copper concentrates (or their successors as buyers under the Copper Concentrate Sales Agreements) and each such shipment was accepted and paid for by the relevant buyer in accordance with the Copper Concentrate Sales Agreements.  Attached hereto as Appendix D-1 are copies of bills of lading relating to such shipments.

(b)

Attached hereto as Appendix D-2 are copies of reports of an independent party qualified for such purposes setting forth the results of assays conducted on samples of the shipments referred to in clause (a) taken at the site at the Port

PARIS-1-1004889-v29B- 391 -36-40397380

where copper concentrates handling and export facilities are located.  Based on such reports, the copper concentrate is of acceptable quality under each of the Copper Concentrate Sales Agreements and would not be subject to penalties in respect of product quality that in the aggregate, taken across all of the Copper Concentrate Sales Agreements and weighted in accordance with the volumes sold under each, would exceed [3%] of the gross value of copper contained therein.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

Dated:

By:_____________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

[Name of Independent Technical Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix D-3 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Independent Technical Consultant] has caused this certificate to be duly executed.

Dated:

[Name of Independent Technical Consultant]

PARIS-1-1004889-v29B- 392 -36-40397380

By:___________________________

   [Name]

   [Senior Officer]

PARIS-1-1004889-v29B- 393 -36-40397380

Appendix D-1 to Copper Marketing Certificate

BISHA PROJECT

COPPER CONCENTRATE SALES AGREEMENTS

PARIS-1-1004889-v29B- 394 -36-40397380

Appendix D-2

to Copper Marketing Certificate

BISHA PROJECT

COPPER CONCENTRATE ASSAYS

PARIS-1-1004889-v29B- 395 -36-40397380

Appendix D-3

to Copper Marketing Certificate

BISHA PROJECT
COPPER CONCENTRATE PROCEDURES

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Part E
Form of Copper Legal and other Conditions Certificate

To:

[●] as Project Facilities Agent and [●] as Insurance Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Copper Legal and Other Conditions Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Legal and Other Conditions Certificate, and, unless otherwise provided herein, terms used in this Copper Legal and Other Conditions Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

Each of the Key Copper Phase Project Documents (and other than those which have terminated at their scheduled maturity and which are no longer required for the Copper Phase) (including the Copper Concentrate Sales Agreements and other Supplemental Offtake Agreements which in the aggregate provide for the sale of agreed annual product of [figure to be inserted] (subject to deferments to the extent permitted under applicable the Copper Concentrate Sales Agreements and other Supplemental Offtake Agreements) remains in full force and effect.

PARIS-1-1004889-v29B- 397 -36-40397380

(b)

The Borrower has the option to receive power under A Power Purchase Contract or any other power purchase contracts entered into by the Borrower in replacement of the Power Purchase Contract with the consent of the Project Facilities Agent for at least [3] years from the date hereof.

(c)

All Approvals required in relation to the operation of the Coppper Phase substantially as it was operated during the Copper Completion Period referred to in the Copper Production Certificate, the Copper Operating Cost Certificate, the Key Copper Phase Project Documents, the Finance Documents (and the legality, validity and enforceability thereof) and the Transaction Security (and the legality, validity, enforceability, priority and perfection thereof)  have been obtained and are in full force and effect.

(d)

All insurance policies for operations of the Copper Phase which are required in accordance with Clause 22.32 (Insurance) of the Common Terms Agreement are in full force and effect.

(e)

Each Encumbrance required to be created, as at the date hereof and/or the Copper Phase Completion Date, pursuant to the Common Terms Agreement or any Security Document, has been created and each such Encumbrance is, subject to the Legal Reservations, valid, perfected, enforceable and in full force and effect. The dates and a short description of each such Encumbrance and its registration are set forth in Appendix E-1 hereto.

(f)

The Borrower’s usufruct, lease and other property rights at the site of the Port Facilities are subject to an Encumbrance created pursuant to an Additional Mortgage and is such Encumbrance is, subject to the Legal Reservations, valid, perfected, enforceable and in full force and effect.

(g)

No Default or Event of Force Majeure has occurred and is continuing.

(h)

The persons named in Appendix E-2 are the officers or employees of the Borrower who are managers and staff responsible for the operation of the Copper Phase on the date of this Copper Legal and Other Conditions Certificate.

The certifications required by paragraphs (b) and (f) (insofar as they relate to Encumbrances created under Eritrean law) above are based upon the written opinions of [●], [●] counsel to the Borrower, [a copy] [copies] of which [is] [are] attached hereto as Appendix E-3 and addressed to the undersigned and the Lenders.

IN WITNESS WHEREOF, I, [Name of General Manager] have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

PARIS-1-1004889-v29B- 398 -36-40397380

Dated:

By:_____________________

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

Name:

Title: [General Manager]

PARIS-1-1004889-v29B- 399 -36-40397380

Title: Appendix E-1

to Copper Legal and Other Conditions Certificate

BISHA PROJECT

PLEDGE REGISTRATIONS

PARIS-1-1004889-v29B- 400 -36-40397380

Appendix E-2 to Gold Legal and Other Conditions Certificate

BISHA PROJECT

OFFICERS AND EMPLOYEES OF THE BORROWER

PARIS-1-1004889-v29B- 401 -36-40397380

Appendix E-3

to Copper Legal and Other Conditions Certificate

BISHA PROJECT

BMSC COUNSEL OPINION OF APPROVALS AND AUTHORIZATIONS

PARIS-1-1004889-v29B- 402 -36-40397380

Part F
Form of Copper Financial Certificate

To:

[●] as Project Facilities Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Copper Financial Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Financial Certificate, and, unless otherwise provided herein, terms used in this Copper Financial Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

The Balance in the Senior Debt Reserve Account as at the date hereof equals or exceeds the Senior DSRA Required Balance (as defined in the Offshore Accounts Agreement).

(b)

The Balance in the Subordinated Debt Reserve Account as at the date hereof equals or exceeds the Subordinated DSRA Required Balance (as defined in the Offshore Accounts Agreement).

IN WITNESS WHEREOF, I, [Name of General Manager], have caused this certificate to be duly executed for and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx.

PARIS-1-1004889-v29B- 403 -36-40397380

Dated:

By

For and on behalf of Xxxxx xxxxxx xxxxx xxxxxxx

   Name:

   Title: [General Manager]

PARIS-1-1004889-v29B- 404 -36-40397380

Part G
Form of Copper Phase Social and Environmental Certificate

To:

[●] as Social and Environmental Agent

From:

Xxxxx xxxxxx xxxxx xxxxxxx

Dated:

[●]

Dear Sirs

Bisha – Copper  Phase Social and Environmental Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, XXX – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as managers), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, XXX IPEX – Bank GmbH as Offshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Copper Phase Social and Environmental Certificate, and, unless otherwise provided herein, terms used in this Copper Phase Social and Environmental Certificate and defined in the Common Terms Agreement have the meaning given to them in the Common Terms Agreement.

3.

Pursuant to Clause 18 (Completion Tests) of the Common Terms Agreement I, [Name of General Manager], [General Manager] of the Borrower, duly authorised to do so, hereby certify, for and on behalf of the Borrower, that:

(a)

The Copper Phase Social and Environmental Impact Assessment is in compliance with the Social and Environmental Requirements and the Social and Environmental Impact Assessment.

(b)

The Copper Phase Social and Environmental Impact Assessment has been approved by the Minister in accordance with article 22 of the Mining Agreement and has been approved  by the Social and Environmental Agent.

(c)

The Social and Environmental Management System and the Social and Environmental Management Plans have been updated to reflect (i) the Copper Phase Social and Environmental Impact Assessment and (ii) the design of the Copper Phase and such updates have been confirmed by the Social and Environmental Consultant to be compliant with the Social and Environmental Requirements to the satisfaction of the Social and Environmental Agent.

PARIS-1-1004889-v29B- 405 -36-40397380

(d)

Construction and operation of the Copper Phase conforms with the Social and Environmental Requirements.

(e)

The Standard Operating Procedures required by the Social and Environmental Management Plans in respect of the Copper Phase have been established and are in compliance with the applicable portions of applicable Social and Environmental Requirements.

(f)

All corrective action required by the Social and Environmental Consultant, the Social and Environmental Agent or the Independent Social and Environmental Monitoring Expert in respect of the Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures has been adequately addressed.

(g)

Construction of the Copper Phase conforms with, and the Copper Phase is being operated in compliance with all applicable Environmental Laws, Social Laws, rules, regulations and orders of Eritrea.

(h)

The activities of the Borrower and its contractors (and any sub-contractor of any tier) during the period of construction and operation of the Copper Phase complied with the recommendations and requirements of the Social and Environmental Impact Assessment, the Copper Phase Social and Environmental Impact Assessment, the Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures.

(i)

The Social and Environmental Management System, the Social and Environmental Management Plans, the Social and Environmental Action Plan and the Standard Operating Procedures are in compliance with applicable Environmental Laws, Social Laws, rules, regulations and orders of Eritrea and the Social and Environmental Standards.

(j)

The Closure Plan (identified in Appendix G-1) has been approved by all applicable Governmental Authorities and is in compliance with the Social and Environmental Standards and all applicable Environmental Laws, Social Laws, rules, regulations and orders of Eritrea (where applicable).

IN WITNESS WHEREOF, I, [Name of General Manager], on behalf of the Borrower have caused this certificate to be duly executed.

Dated:  [●]

Xxxxx xxxxxx xxxxx xxxxxxx

By:

Name:

Title:  General Manager

PARIS-1-1004889-v29B- 406 -36-40397380

[Name of Social and Environmental Consultant], a _____________ organized under the laws of ____________, has performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate.  Such procedures, including the names of our employees or agents who performed them, are described in Appendix G-2 to this certificate.  Based on such procedures and to the best of our knowledge and belief, we hereby certify that each of the certifications of the Borrower set forth in the certificate hereinabove is true and correct in all material respects as of the date hereof and supported by reasonable evidence.

IN WITNESS WHEREOF, [Name of Social and Environmental Consultant] has caused this certificate to be duly executed.

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Appendix G-1

to Copper Phase Social and Environmental Certificate

BISHA PROJECT

CLOSURE PLAN

PARIS-1-1004889-v29B- 408 -36-40397380

Appendix G-2

to Copper Phase Social and Environmental Certificate

BISHA PROJECT

INSPECTION PROCEDURES PERFORMED

[Insert copy of agreed Test Procedures for Copper Phase Social and Environmental Certificate.]

Name of procedure	Employee/ agent in charge

PARIS-1-1004889-v29B- 409 -36-40397380

Schedule 13
Form of Restricted Payment Certificate

From:

Xxxxx xxxxxx xxxxx xxxxxxx, as Borrower

To:

[●], as Project Facilities Agent

Date:

[●]

Dear Sirs,

Xxxxx xxxxxx xxxxx xxxxxxx – Restricted Payment Certificate

1.

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, [XXX IPEX – Bank GmbH] as Offshore Security Agent, [the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX] as Onshore Security Agent, the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

2.

This is a Restricted Payment Certificate delivered pursuant to sub-clause 24.1.1 of Clause 24.1 (Restricted Pay) of the Common Terms Agreement. Terms used in this Restricted Payment Certificate have the same meaning as in the Common Terms Agreement unless given a different meaning in this Restricted Payment Certificate.

3.

Reference is made to a proposed Restricted Payment of USD [●] (the "Relevant Restricted Payment") to be made on [●] (the "Relevant Restricted Payment Date") to [●].

4.

Pursuant to sub-clause 24.1.1 of Clause 24.1 (Restricted Pay) of the Common Terms Agreement, I, the undersigned Specified Officer of the Borrower, duly authorised to do so, hereby certify for and on behalf of the Borrower, that:

(i)

the Availability Period under each Facility Agreement has ended;

(ii)

the first scheduled repayment of principal under each of the Senior Facilities has been duly made;

(iii)

no Default is continuing or would result as a result from the making of the Relevant Restricted Payment;

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(iv)

paragraph 2(b) of Schedule 6 (Insurances) does not apply, in any material respect, to any of the Insurances;

(v)

no Event of Force Majeure has occurred and is continuing;

(vi)

the current Balance of the Senior Debt Service Reserve Account is [●], and the current Balance of the Subordinated Debt Service Reserve Account is [●] which is at least [equal to]/[greater than] the Required Senior Debt Service Reserve Balance of [●], and is at least [equal to]/[greater than] the Required Subordinated Debt Service Reserve Balance on the Relevant Restricted Payment Date of [●];

(vii)

the Senior Projected Debt Service Cover Ratio, as at the most recent Calculation Date, for the next two Quarters is greater than 1.5:1.0

(viii)

the Senior Loan Life Cover Ratio, as at the most recent Calculation Date, was greater than 1.75:1.0

(ix)

the Senior Mine Life Cover, as at the most recent Calculation Date, was greater than 2.25:1.0

(x)

the Total Projected Debt Service Cover Ratio, as at the most recent Calculation Date, for the next two Quarters is greater than 1.2:1.0

(xi)

the Total Loan Life Cover Ratio, as at the most recent Calculation Date,  was greater than 1.5:1.0

(xii)

the Total Mine Life Cover Ratio, as at the most recent Calculation Date, was greater than 1.6:1.0

(xiii)

the Relevant Restricted Payment Date is no more than 45 days after the most recent Calculation Date (and there is no other Calculation Date prior to the Relevant Restricted Payment Date;

(xiv)

the Gold Phase Completion Date has occurred;

(xv)

[the Copper Phase Completion Date has occurred/the Copper Phase Reserve Account is fully funded to the CRA Target Balance; and]

(xvi)

after taking into account the Relevant Restricted Payment, the amounts standing to the credit of the Offshore Proceeds Account and the Onshore Proceedings Account will be, in aggregate, at least USD 4,000,000 (or its equivalent in any currency or currencies).

Yours faithfully

………………………………………….

Specified Officer for and on behalf of

Xxxxx xxxxxx xxxxx xxxxxxx

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Schedule 14
Form of XXX XXXXXX XXXXXX

[Letterhead of Ministry of Energy and Mines]

[Date] 2009

To:

Xxx-xxxx-xxxxxxxxxxxxxxxxxxx ("BHF")

Xxx xxxxxxx ("BNPP")

Caterpillar Financial Sàrl, ("Caterpillar")

XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX ("CAT")

XXX-Deutsche Investitions-und Entwicklungsgesellschaft Mbh, ("XXX")

Emerging Africa Infrastructure Fund Limited, ("XXXX")

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, ("XXX")

XXX XXXX-XXXX XXXX, ("XXX IPEX")

XXX XXXX-XXXX XXXX, as Project Facilities Agent for the Lenders (the "Project Facilities Agent").

XXX XXXX-XXXX XXXX, as Offshore Security Agent for the Lenders (the "Offshore Security Agent").

XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Security Agent for the Lenders (the "Onshore Security Agent").

Copy to:

Xxxxx xxxxxx xxxxx xxxxxxx (together with any Transferee, the "Company")

Dear Sirs

Financing of Xxxxx xxxxxx xxxxx xxxxxxx

Reference is made to the gold, silver, copper and zinc mining project (consisting of a mine, a process plant, power and distribution equipment, water and tailings facilities and associated ancillary facilities in Bisha, Eritrea and infrastructure including in Bisha, Eritrea and at or close to the port of Massawa, Eritrea), (the "Project") being undertaken by the Company pursuant to a mining agreement between the Company and the State of Eritrea dated 12 December 2007 (the "Mining Agreement") and pursuant to which the Ministry of Energy and Mines has issued a mining license dated 28 May 2008 (the "Mining License").

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This Letter is entered into, by the authority vested in it, by the Ministry of Energy and Mines for and on behalf of the State of Eritrea (and together with any ministry or authority of the State of Eritrea, including the Ministry of Energy and Mines hereinafter collectively referred to as SoE" in this Letter).

The SoE is delighted to learn that arrangements have been agreed between the Company and BHF, BNPP, CAT, XXX, XXXX, XXX, and XXX IPEX (collectively, together with their successors, assigns and transferees, "the Lenders") for the provision of financing to the Company for the Project in an aggregate amount up to USD 235 million (the "Financing").

The SoE is aware of the various contracts and other documents (including the Security Documents (as defined below), the "Finance Documents") relating to the Financing being entered into by the Company and its shareholders (the "Shareholders"), Eritrean National Mining Corporation ("ENAMCO") and Nevsun Resources (Eritrea) Ltd., with the Lenders, the Project Facilities Agent, the Offshore Security Agent, the Onshore Security Agent and their agents and security agents (collectively, together with their successors, assigns, transferees and any other person appointed as an agent or security trustee, the "Finance Parties") in connection with the Financing.

The SoE understands that the Lenders have received copies of the documents specified in Schedule 1 (Project Documents) (the "Bisha Project Documents") entered into or issued by the SoE or ENAMCO in connection with the Project (as listed in Schedule 1 to this Letter).

At the request of the Lenders and at the request of the Company pursuant to article 13.5 of the Mining Agreement, and having been informed that its support is essential to the decision of the Finance Parties to enter into the Finance Documents and provide the Financing to the Company, the SoE enters into this Letter, to confirm its support for the Project and to give certain confirmations and assurances to the Finance Parties. This Letter is not intended as financial guarantee of the Financing.

In the light of the above:

1.

General

The SoE confirms (i) its continuing support for the Company and the Project as contemplated by the terms and conditions of the Bisha Project Documents and the SoE's encouragement to the Company, the Shareholders and the Finance Parties to invest in and finance, respectively, the Project upon such terms and conditions, (ii) it is the SoE's policy to give the Company, the Project and the Financing all assistance possible in accordance with the laws of Eritrea and, without limiting the lawful exercise by the SoE of its rights under the SoE Project Documents (as defined Schedule 1 (Project Documents)) or under Eritrean law, not to hinder the Project or the Financing and (iii) that it shall perform all of its obligations under the SoE Project Documents in accordance with their respective terms.

Further to article 30 of the Mining Agreement, the SoE confirms that it will not act in an arbitrary or discriminatory manner toward the Company, the Finance Parties, the Financing or the Project and that the Company and the Finance Parties shall not be disadvantaged in the application of applicable laws in relation to the application to other third parties.

Without limiting the generality of the provisions set out below, and further to articles 11.4, 21.3 and 21.8 of the Mining Agreement, the SoE undertakes that, (i) upon proper application

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by the Company or any supplier of power or other services to the Company, it shall deliver to the Company or such supplier all permits and consents necessary for the Company or such supplier to construct, maintain and operate the Project (including ancillary facilities, whether or not constructed or operated by the Company) and for the Company to enter into, perform its obligations and create security under the Finance Documents and (ii) upon proper application by any of the Finance Parties, it shall deliver to that Finance Party all permits and consents necessary for that Finance Party to exercise its rights under the Finance Documents.

The SoE acknowledges its obligations in articles 21.2 and 21.7 of the Mining Agreement and undertakes to ensure that the Company (and any supplier of power to the Company) has access to, and the right to construct, improve and use, port facilities at or close to Massawa, roads and other transport and ancillary facilities to the extent necessary for the Company to develop and operate the Project so that the Company can satisfy its obligations under the Finance Documents.

The SoE refers to the Xxxxxxxxxxxxx xxxxxxx and the Approval Letters (each as defined Schedule 1 (Project Documents)) and confirms that the Finance Parties may benefit from each of the confirmations and clarifications therein.

The SoE acknowledges and agrees that the Company will, in accordance with article 14 of the Company's articles of association, publicly disclose its financial statements (which shall include details of the payments made by the Company to the SoE, ENAMCO and any other Governmental Authorities, including in respect of royalties under the Mining Operations Regulations No.19/1995, income tax under the Mining Income Tax Proclamation No. 69/1995 and dividends to ENAMCO as a shareholder).

The SoE shall cause the government and each governmental, administrative, fiscal or judicial, body, department, commission, authority, tribunal, agency or any other entity owned or controlled by the SoE which principally performs governmental functions (each being a "Governmental Authority") to act in conformity with the terms and conditions of this Letter and the Bisha Project Documents.

2.

Environmental and Social

The SoE reminds the Finance Parties that its objectives include the equitable distribution of wealth and the improvement and betterment of the Eritrean people and the appropriate mitigation of the impact on certain people specifically affected by the Project.

The SoE acknowledges that the Company has conducted a Social and Environmental Impact Assessment Study and put into place Social and Environmental Management Plans, a Social and Environmental Action Plan and a Social and Environmental Management System, all in accordance with requirements of the Finance Parties (including compliance with applicable laws of Eritrea, ILO Conventions and the IFC Performance Standards on Social and Environmental Sustainability, the ("Finance Party Social and Environmental Requirements")).

The SoE is aware that the Finance Parties require that the construction and operation of the Project (including ancillary facilities, whether or not constructed by the Company, such as those to be construct at or close to the port of Massawa) must comply with each of the Finance Party Social and Environmental Requirements and the Social and Environmental Management Plans. The SoE confirms that it supports this requirement of the Finance Parties,

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that it shall not hinder the Company in complying with this requirement and that any works undertaken by SoE (or any entity on its behalf) for the ancillary facilities at or close to the port of Massawa will comply with this requirement.

Upon the reasonable request of the Project Facilities Agent, the SoE will participate, through an appropriate representative of its choosing, in an environmental and social discussion group with representatives of the Company and the Finance Parties concerning issues that may arise from time to time in relation to the environmental and social performance of the Company and other impacts related to or affecting the Company's activities, including any grievances of stakeholders. The environmental and social discussion group will include an international expert. Where the representatives so decide, it may also include representatives of other stakeholders. The purpose of the environmental and social discussion group will be for the representatives to exchange information and views. For the avoidance of doubt, a discussion group will not have decision-making power, and it will neither limit the sovereign authority of the SoE nor the bind the SoE, the Company or the Finance Parties.

3.

Investment Proclamations

The SoE confirms that (i) the Project is a Foreign Financed Special Investment for the purposes of the Foreign Financed Special Investments Proclamation No. 159/2007, (ii) each Lenders and each foreign Shareholder in the Company is a foreign investor for the purposes of the Investment Proclamation No. 59/1994 and an investor for the purposes of the Foreign Financed Special Investments Proclamation No. 159/2007 and (iii) each of the loans provided in foreign convertible currency under the Finance Documents and each of the loans provided by and shares in the Company held by the foreign Shareholder is (a) an investment and "foreign capital" for the purposes of the Investment Proclamation No. 59/1994; and (b) an investment and "foreign capital" for the purposes of Foreign Financed Special Investments Proclamation No. 159/2007.

Further to articles 28.2 and 28.3 of the Mining Agreement, the SoE confirms that if the SoE expropriates, nationalises, makes a compulsory acquisition of, attaches, seizes, freezes or puts under custody, any of the investments referred to in the paragraph above, the SoE agrees to pay prompt, effective and equitable compensation to the owner of the relevant investment based on the market value of the affected investment as a going concern.

In the event that a bilateral investment treaty between the State of Eritrea and the state of a Finance Party enters into full force and effect and, by its terms, such treaty replaces the protections referred to in this paragraph 3, then, this paragraph 3 shall not benefit that Finance Party to the extent that any of the investments referred to above of that Finance Party are protected under that bilateral investment treaty.

4.

Foreign Exchange and Financing issues

Further to the provisions of article 15 of the Mining Agreement, the SoE confirms that, without restriction or cost (other than for normal bank charges) and without any approval or consent of any Governmental Authority (but subject to notification to the Bank of Eritrea in accordance with Eritrean law), (i) any amounts held by the Company or the Finance Parties (or their agents) in Nakfa or foreign currency accounts in Eritrea may be freely used by the Company or the Finance Parties (or their agents) to meet the Company’s payment and repayment obligations in respect of (a) operating expenditure and capital expenditure incurred in connection with the Project and (b) the Financing, (ii) the Company and the

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Finance Parties may freely convert Nakfa into foreign exchange in accordance with the rate of exchange at the relevant time and credit the proceeds of such conversion to an onshore foreign currency account; and (iii) the Company and the Finance Parties (or their agents) may freely remit foreign exchange out of Eritrea for payments in foreign convertible currency to meet the Company’s payment and repayment obligations in respect of (a) operating expenditure and capital expenditure incurred in connection with the Project and (b) the Financing, in each case without restriction or cost (other than for normal bank charges) and without any approval, consent or notification.

The SoE agrees (including by way of clarification of its letter to the Company xxxxx xx xxxxx xxxx) that (and regardless of whether foreign currency is readily available by the Bank of Eritrea and without restriction or cost (other than for normal bank charges) and without any approval or consent of any Governmental Authority), the Company may, with a foreign bank and for the each of the amounts referred to below:

(i)

open and maintain an offshore proceeds account with a foreign bank and may retain abroad in that offshore proceeds account proceeds from the sale of its Mineral Products and/or proceeds from financing an amount up to the amount provided in article 15.2 of the Mining Agreement;

(ii)

open and maintain an insurance compensation proceeds account with a foreign bank and may retain abroad in the insurance compensation proceeds account, all insurance proceeds, liquidated damages and other compensation paid to the Company in foreign currency, and the limitations provided in article 15.2 of the Mining Agreement shall not apply to amounts deposited in such account;

(iii)

open and maintain debt service reserve accounts with a foreign bank and may retain abroad in the debt service reserve accounts, an amount up to the amount of the estimated next three months’ scheduled fees, interest and principal payable under the Financing and the limitations provided in article 15.2 of the Mining Agreement shall not apply to amounts deposited in such account; and

(iv)

open and maintain a copper phase reserve account with a foreign bank and may retain abroad in the copper phase reserve account, an amount up to the estimated amount of the capital expenditure required to complete the copper phase (the facilities required for the Company to produce and export copper concentrate) (the "Copper Phase") and the limitations provided in article 15.2 of the Mining Agreement shall not apply to amounts deposited in such account, and may freely pay operating expenditure, capital expenditure and any amounts due and payable under the Finance Documents directly from amounts standing to the credit of the accounts referred to above

The SoE further confirms that (i) no approvals are necessary for Company to enter into the Financing nor for any payments or repayments to be made by the Company in respect thereof; (ii) as required by article 13.3 of the Mining Agreement, the repayment terms and effective rates of interest applicable to the Financing are reasonable and appropriate in circumstances currently prevailing in the international finance markets and (iii) there is no limit on the rates of interest that may be stipulated in the Finance Documents, and such rates are effective.

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5.

Confirmations and clarifications

Further to article 13.5 of the Mining Agreement, the SoE confirms that each SoE Project Document and this Letter (a) has been validly and lawfully issued or entered into by SoE and/or the relevant Governmental Authority; (b) is in full force and effect, (c) in case of contractual undertakings, constitutes the legal, valid and binding obligations of the SoE and/or the relevant Governmental Authority, enforceable in accordance with its terms; and (d) to the best of the SoE's knowledge, the Company is not in breach of any of the terms and conditions of any SoE Project Document or Applicable Law.

The SoE confirms that the reference to thirty-six (36) months in article 8.2 of the Mining Agreement shall be treated, for all purposes, as being a reference to forty-eight (48) months.

The SoE undertakes to promptly provide the Project Facilities Agent with a copy of any notice of an Event of Default under, and a copy of any proceedings issued in connection with the enforcement of the share pledge over shares in ENAMCO granted in connection with, the loan agreement dated 23 January 2008 between the Ministry of Finance of the State of Eritrea and XXX XXXXXX-XXXXXX XXXX XX XXXXX

6.

Security and Transfer

Further to article 25.1 of the Mining Agreement, the SoE confirms:

(i)

its consent, and the Minister of Energy and Mines’s approval pursuant  to article 25.1 of the Mining Agreement and the Ministry of Energy and Mines' approval (of the encumbrance of the Mining Licence) pursuant to article 16.2 of the Mining Proclamation, to the Company’s entry into the Finance Documents and, for the purposes of the Financing, to the granting of the security (the "Security" and the documents pursuant to which the Security is granted being the "Security Documents") over substantially all present and future assets of the Company (including the Mining Agreement and the Mining License) and over the shares in the Company held by the foreign Shareholders and that no other governmental approvals are needed for the creation or enforcement of such Security;

(ii)

an enforcement of the encumbrance over any SoE Project Document in accordance with its terms, would be effective as to transfer to a Transferee all of the Company’s rights, titles and interests under such document;

(iii)

upon enforcement of the encumbrance over any SoE Project Document, save as provided in the encumbrance over the Mining Licence and the Mining Agreement, no further approvals are required for the transfer to the Transferee of such document; and

(iv)

the SoE will agree not to terminate, suspend or modify any of the SoE Project Documents or the Company Rights (as defined below) or any approvals or permits granted to the Company in connection with the SoE Project Documents, solely by reason of the fact that the Finance Parties take or are entitled to take enforcement action under or pursuant to any of the Security Documents.

So long as any amount remains outstanding under the Financing, the SoE agrees to pay to such account as the Project Facilities Agent may specify: (i) any compensation, indemnity or other amount payable to the Company under the Mining Agreement or in respect of the

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Mining License (including for the purchase of assets used in Mining Operations) and (ii) any compensation, indemnity or other amount payable to the Company or the Shareholders in respect of nationalisation, confiscation, attachment, seizure, freezing, expropriation or putting  under custody by the SoE.

Upon the request of the Project Facilities Agent, the SoE will, as soon as practicable, take any steps within the legal exercise of its authority that may be necessary to enable and assist the Finance Parties to exercise their rights under any Security Document over assets of the Company or shares in the Company located in Eritrea.

7.

Termination and other situations

The SoE confirms that it shall not terminate nor amend a SoE Project Document or any Company Right (as defined below) (i) other than in accordance with the provisions of the Mining Agreement, Eritrean law, the Xxxxxxxxxxxxx xxxxxxx and this Letter and (ii) for a breach of any SoE Project Document, any provision of Applicable Law or any condition of the Mining License which, in each case, is not material.

The SoE will provide Project Facilities Agent (at the same time as the Company) with a copy of any communication delivered to the Company in connection with a breach of any SoE Project Document, an event of force majeure, or a termination or material modification of a SoE Project Document or any right granted to the Company thereunder (a "Company Right").

If the SoE at any time is or becomes entitled to terminate or modify in a material respect any SoE Project Document or any Company Right and if the SoE has the intention to do so:

(i)

The SoE will notify the Project Facilities Agent, with a copy to the Company, of such intention, stating the circumstances of such action and the relevant Remedy Period (as defined below). The SoE will give such notice prior to exercising any right of (including the giving of any notice that could lead to) termination or modification.

(ii)

the SoE will not take any such action before the end of the relevant Remedy Period;

(iii)

during the relevant Remedy Period, the SoE will (a) permit the Company to remedy the circumstances entitling the SoE to such termination or modification; (b) if requested by the Project Facilities Agent, consult with representatives of the Finance Parties on any intended termination or modification and the related circumstances; (c) if the Project Facilities Agent demonstrates to the SoE’s reasonable satisfaction that a remedy for the related circumstances can be achieved and is being diligently pursued, extend the Remedy Period for an additional period reasonably required for such remedy; (d)  provide the Finance Parties an opportunity to effect such remedy, if they so desire (provided that the Company will alone remain responsible for all obligations under the SoE Project Documents during the Remedy Period, and the Finance Parties will have no liability in relation to such obligations or to remedy any breach of the SoE Project Documents); and not take any action to terminate or modify such SoE Project Document if the Project Facilities Facility Agent gives a Suspension Notice prior to the end of the Remedy Period, where "Remedy Period" is the period of 120 calendar days from the date of SoE's notice provided pursuant to paragraph (v) above (or, if longer, the period provided in any SoE

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Project Document of prior notice for termination or modification and/or for cure of any breach (or the sum of such periods, if more than one)).

8.

Suspension

During any Remedy Period (as defined above), the Project Facilities Agent may give the SoE a suspension notice ("Suspension Notice") pursuant to which the Project Facilities Agent indicates that the Finance Parties are considering the exercise of rights under the Security.

Upon the giving of a Suspension Notice, the SoE agrees not to exercise any right to terminate or modify the relevant SoE Project Document for a period of one hundred and twenty (120) business days (the "Suspension Period").

During the Suspension Period, if requested by the Project Facilities Agent, the SoE will consult with representatives of the Finance Parties and the representatives of potential transferee of the assets subject to the Security (which may be an entity owned or controlled by the Finance Parties or by a third party) (a "Transferee") on the intended termination or modification and the related circumstances, the required cure and on the possible transfer to a Transferee of the shares or assets of the Company.

The Company will alone remain responsible for all obligations under the SoE Project Documents during the Suspension Period, and the giving of a Suspension Notice will not in any way create liability of the Finance Parties or any potential Transferee for such obligations, or any obligation on them to remedy any breach of the SoE Project Documents or any obligation on the Finance Parties to exercise rights under the Security.

9.

General Assurance

Without prejudice to the SoE’s other obligations under this Letter, for so long as the Company's obligations under the Finance Documents have not been irrevocably satisfied in full, the SoE will not authorise any person other than the Company to use, develop or exploit all or part of (i) the area covered by the Mining Agreement on the date of this Letter, or (ii) the Project, unless and until the SoE shall have caused such person to undertake to satisfy the payment obligations of the Company under the Finance Documents, all on terms acceptable to the SoE and the Project Facilities Agent.

10.

Law

This Letter is governed by and will be construed in accordance with Eritrean law as at the date of this Letter.

11.

Disputes

All disputes arising out of or in connection with this Letter shall be finally settled by arbitration in accordance with the UNCITRAL Arbitration Rules in force as at the date of this Letter (the "UNCITRAL Rules").

There shall be three arbitrators. One arbitrator shall be nominated by the claimant(s) (jointly if there are multiple claimants) and one arbitrator nominated by the respondent(s) (jointly if there are multiple respondents).  The two arbitrators thus nominated shall, within 30 days after the second of the two arbitrators is appointed, nominate a third arbitrator, who shall act as chairman of the arbitral tribunal. In the event that multiple claimants or respondents, as the

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case may be, cannot agree on the nomination of an arbitrator, the Arbitration Institute of the Stockholm Chamber of Commerce shall act as the Appointing Authority for the purpose of the UNCITRAL Rules.

The place of arbitration shall be London, England, and English shall be the language of arbitration. Any arbitration award made by the arbitral tribunal shall be final, binding and not subject to appeal.

12.

Enforcement of arbitral awards

The SoE:

(i)

confirms that an arbitration award made by an arbitral tribunal in accordance with the arbitration procedures set out in (a) this Letter, (b) the Bisha Project Documents, (c) any other contract entered into by the Company (or the Shareholders) in connection with the Project and (d) the Finance Documents will be recognised and enforced by the courts in Eritrea, and that article 461(1)(a) and (f) of the Civil Procedure Code shall not apply to the recognition or enforcement of any such award;

(ii)

undertakes to take all actions necessary to ensure that an such arbitration award will be recognised by the courts in Eritrea; and

(iii)

to the fullest extent permitted by applicable law, waives any right to claim or otherwise allege that any such arbitration award should not be recognised by the courts in Eritrea.

13.

Waiver of Immunity

The SoE agrees that the execution and performance by it of this Letter constitutes private and commercial acts of the SoE.

To the fullest extent permitted by applicable law, the SoE waives any right of immunity of any kind (sovereign or otherwise) that it or any of its assets has or may have in the future in relation to any proceedings brought in connection with this Letter and consents generally in respect of any such proceedings (including for the enforcement of any award against it relating to any decision in accordance with the arbitration procedures set out in this Letter) to the giving of any relief and to the issue of any process in connection with such proceeding (including the making, enforcement or execution of any award or any order arising out of such award against or in respect of its property and assets).

14.

Beneficiaries, term and Miscellaneous

The SoE may not assign or transfer its rights or obligations under this Letter.

The Finance Parties may assign or transfer their rights and obligations to, and this Letter will enure to the benefit of, the other Finance Parties and their respective successors and assigns from time to time party to the Finance Documents.

This Letter will remain in effect until the Project Facilities Agent notifies the SoE that all amounts owed to the Finance Parties under the Finance Documents have been irrevocably paid in full.

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No provision of this Letter may be amended, waived or discharged other than by the express agreement in writing of the SoE and the Finance Parties who are party to this Letter.

If, at any time, any provision of this Letter is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

All notices in connection with this Letter shall be made in writing, in English and sent by letter or by facsimile. All notices shall be sent to (i) if such notice is to the SoE, [insert address] and (ii) if such notice is to the Finance Parties, to the Project Facilities Agent at [insert address], or such other address of a Party as that Party shall notify the other Parties by not less than 5 days' prior notice.

Unless otherwise defined in this Letter (including in the Schedules hereto), capitalised terms used in this Letter have the meanings set forth in the Mining Agreement as at the date hereof. Reference in this Letter to "termination" includes termination, withdrawal, abrogation, revocation, repudiation, rescission and suspension, and each form of "termination" shall have a similar meaning.

15.

No liability

Nothing in this Letter shall render any Finance Party liable for the performance of any obligation of the Company or liable to the SoE or any other party for any breach of any such obligation.

Nothing in this letter shall constitute a financial guarantee by the SoE of the obligations of the Company under the Financing.

16.

This Letter

To indicate your acceptance of this Letter please execute ten (10) counterparts of this Letter and return them to SoE. This Letter shall be registered as required under art 1724 of Civil Code.

Yours faithfully

[insert name and title of SoE signatories]

Signature

Name:

Title:

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Agreed to and accepted as of [Insert Date] 2009 by:

XXX-XXXX-XXXXXXXXXXXXXXXXXXX

Signature

Name:

Title:

XXX XXXXXXX

Signature

Name:

Title:

XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX

Signature

Name:

Title:

XXXXXXXXXXX XXXXXXXXX XXXX

Signature

Name:

Title:

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XXX - XXXXXXXX XXXXXXXXXXXX- XXX XXXXXXXXXXXXXXXXXXXXXXXX XXX

Signature

Name:

Title:

EMERGING AFRICA INFRASTRUCTURE FUND LIMITED

Signature

Name:

Title:

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

Signature

Name:

Title:

XXX XXXX-XXXX XXXX

Signature

Name:

Title:

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XXX XXXX-XXXX XXXX as PROJECT FACILITIES  AGENT

Signature

Name:

Title:

XXX XXXX-XXXX XXXX as OFFSHORE SECURITY AGENT

Signature

Name:

Title:

XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as ONSHORE SECURITY AGENT

Signature

Name:

Title:

XXXXX XXXXXX XXXXX XXXXXXX

Signature

Name:

Title:

PARIS-1-1004889-v29B- 424 -36-40397380

Witnesses

Signature

Name:

Address:

Title:

Signature

Name:

Address:

Title:

PARIS-1-1004889-v29B- 425 -36-40397380

Schedule 1

PROJECT DOCUMENTS

"SoE Project Documents" means:

(a)

Mining Agreement: The "Mining Agreement" dated 12 December 2007 between the Company and SoE, defining the terms and conditions according to which the parties thereto shall implement the Project;

(b)

Xxxxxxxxxxxxx xxxxxxx: from Ministry of Energy and Mines to the Company dated [x] and [x] which confirm and clarify certain aspects of the Project (the "Xxxxxxxxxxxxx xxxxxxx");

(c)

Mining License: granting a mining licence for the area known as the Bisha project dated 26 May 2008 (the "Mining License"); and

(d)

Business License: the business license of the Company.

"Bisha Project Documents" means:

(a)

SoE Project Documents

(b)

Stabilization Agreement: The "Stabilization Agreement" between ENAMCO and the Company dated 14 December 2007;

(c)

Shareholders' Agreement: The "Shareholders' Agreement" between ENAMCO and Nevsun Resources (Eritrea) Ltd. in relation to the Company dated 26 October 2007 (the "Shareholders Agreement"); and

(d)

Approval Letters: from Ministry of Energy and Mines and the Minister of Energy and Mines to the Company dated [x] and [x] which confirm and clarify certain aspects of the Project (the "Approval Letters").

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Schedule 15
Existing Contracts

STATUS AS AT: Month Ending 30 June 2009

Full Name of Vendor / Contractor	City / Country of Vendor / Contractor	Award Date	Work Performed, Product Procured / Services Provided	ORDER VALUE (ZAR)	ORDER VALUE (EURO)	EQUIVALENT IN USD (ROE - E 1.55 = $ 1.00) (ROE - R 7.60 = $ 1.00)
GKD Delkor (Pty) Ltd	Johannesburg, South Africa	04 June 2008	Manufacture / Fabrication of Pre-Leach and Tailings Thickeners	R 24,373,707.00		$3,207,066.71
COSIRA International (SA) (PTY) LTD	Johannesburg, South Africa	25 July 2008	Manufacture / Fabrication of Structural Steel and Plate Work	R 70,000,000.00		$9,210,526.32
Kemix (Pty) Ltd	Johannesburg, South Africa	27 March 2008	Manufacture / Fabrication of Interstage Screens, Carbon Regen Kiln, CIL Launder Gate Valves, Electrowinning Cells & Mixers	R 17,220,597.25		$2,265,868.06
Versalec Cables Pty Ltd	Johannesburg, South Africa	10 September 2008	Manufacturing and Supply of Various Electrical Cables	R 10,614,850.00		$1,396,690.79
Dynamic Rebar Specialists	Johannesburg, South Africa	12 June 2008	Manufacturing and Supply of Reinforced Steel and Binding Wire	R 9,920,588.40		$1,305,340.58
SEGEN Construction Company	Asmara, Eritrea	01 July 2008	Provision of Personnel, Construction equipment, construction consumables and all other associated items and services to construct and complete the agreed SENET Accomodation Camp Buildings			$2,099,172.20

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SEGEN Construction Company	Asmara, Eritrea	06 August 2008	Provision of Personnel, Construction equipment, construction consumables and all other associated items and services to construct and complete the agreed Roads and Earthworks		$9,071,438.75
SEGEN Construction Company	Asmara, Eritrea	02 February 2009	Provision of Personnel, Construction equipment, construction consumables and all other associated items and services to construct and complete the agreed Civil Works		$2,093,381.79
SEGEN Construction Company	Asmara, Eritrea	02 June 2009	Provision of Personnel, Construction equipment, construction consumables and all other associated items and services to construct and complete the agreed Civil (concrete) Works for the grinding, detoxification plant and selected reagent areas.		$1,226,094.00
Das Otomotive	Turkey	22 May 2009	300 Tonne Terex Crane	€ 1,126,000.00	$1,745,300.00
Caterpillar	Switzerland	05 May 2009	Mining Fleet		$9,365,067.00
Polysius	Johannesburg, South Africa	22 February 2008	Sag and Ball Mill		$8,381,440.00
SENET - Off-shore Contract	Johannesburg, South Africa	12 June 2009	Project Management, Engineering & Procurement Services		$14,979,764.00
SENET - On-shore Contract	Asmara, Eritrea	12 June 2009	Construction Management Services		$7,369,928.00

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XXXXXXX International Projects Limited	Aberdeen, Scotland, UK	30th June 2009*	Supply and operation of 19MW nominal capacity diesel fuelled electical power generating plant.	$14,000,000.00
$87,717,078.19

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Schedule 16
Existing Financial Indebtedness

The counterindemnity in favour of XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX in respect of the HCBE Rehabilitation Bond.

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Schedule 17
Project Facilities

Gold Phase

1

Open pit mine and waste rock facilities

2

Mine mobile equipment

3

Gold Carbon in Leach processing plant to process oxide ore and produce a gold / silver doré product.

4

 Tailings management facility

5

Electrical power generation plant

6

Metallurgical and environmental laboratory

7

Infrastructure and ancillary facilities including:

a)

Mine and processing plant workshops and maintenance facilities;

b)

Staff housing;

c)

Offices;

d)

Electrical power distribution;

e)

Water well field and associated pumps and piping;

f)

Fire protection systems;

g)

Supply storage facilities;

h)

Access roads

Copper Phase

1

Open pit mine and waste rock facilities

2

Mine mobile equipment

3

Flotation plant to process supergene ore and produce a copper concentrate

4

Tailings management facility

5

Electrical power generation plant

6

Metallurgical and environmental laboratory

7

Port handling facility for concentrate – including port warehousing and unloading facilites

PARIS-1-1004889-v29B- 431 -36-40397380

8

Infrastructure and ancillary facilities including:

a)

Mine and processing plant workshops and maintenance facilities;

b)

Port maintenance facilities

c)

Staff housing;

d)

Offices;

e)

Electrical power distribution

f)

Water well field and associated piping

g)

Fire protection systems;

h)

Supply storage facilities;

i)

Access roads

Zinc Phase

1

Open pit mine and waste rock facilities

2

Mine mobile equipment

3

Differential flotation plant to process primary ore and produce both copper concentrate and zinc concentrate

4

Tailings management facility

5

Electrical power generation plant

6

Metallurgical and environmental laboratory

7

Port handling facility for concentrate  – including port warehousing and unloading facilites

8

Infrastructure and ancillary facilities including:

a)

Mine and processing plant workshops and maintenance facilities;

b)

Port maintenance facilities

c)

Staff housing;

d)

Offices;

e)

Electrical power distribution

f)

Water well field and associated piping

g)

Fire protection systems;

PARIS-1-1004889-v29B- 432 -36-40397380

h)

Supply storage facilities;

i)

Access roads.

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Schedule 18
Confidentiality Undertaking

From:

[●]

To:

[●], as Project Facilities Agent and Xxxxx xxxxxx xxxxx xxxxxxx

Date:

[●]

Dear Sirs,

Re:

Reference is made to the common terms agreement, dated [●], between, among others, Xxxxx xxxxxx xxxxx xxxxxxx (the "Borrower"), Xxx-xxxx-xxxxxxxxxxxxxxxxxxx, Xxx xxxxxxx, Xxxxxxxxxxx xxxxxxxxx xxxx, Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx, Emerging Africa Infrastructure Fund Limited(with Frontier Markets Fund Managers as manager), XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX, XXX IPEX – Bank GmbH as Co-Lead Arrangers, XXX IPEX – Bank GmbH as Project Facilities Agent, [XXX IPEX – Bank GmbH] as Offshore Security Agent,[the XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX] as Onshore Security Agent, XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX as Onshore Account Bank, Xxx-xxxx-xxxxxxxxxxxxxxxxxxx as Offshore Account Bank and the financial institutions listed as Lenders therein (the "Common Terms Agreement").

We understand that you are considering [acquiring]1 / [arranging the acquisition of]2 an interest in a loan extended pursuant to the Common Terms Agreement and the [specify relevant Facility] Facility Agreement (the "Acquisition").  In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.

Confidentiality Undertaking

You undertake (a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, (b) to use the Confidential Information only for the Permitted Purpose and (c) to use all reasonable endeavours to ensure that any Person to whom you pass any Confidential Information (unless disclosed under paragraph 2(d) below) acknowledges and complies with the provisions of this letter as if that Person were also a party to it.

2.

Permitted Disclosure

1 Delete if addressee is acting as broker or agent.

2 Delete if addressee is acting as principal.

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We agree that you may disclose Confidential Information:

(a)

to any Finance Party;

(b)

to members of the Purchaser Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Purchaser Group;1

(c)

subject to the requirements of the Common Terms Agreement, in accordance with the Permitted Purpose so long as any prospective purchaser has delivered a letter to you in equivalent form to this letter;

(d)

to any person to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of the rights, benefits and obligations which you may acquire under the Finance Documents or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Common Terms Agreement or any Facility Agreement or the Borrower or any of its affiliates, in each case, so long as that person has delivered a letter to you in equivalent form to this letter; and

(e)

(i) in any proceeding arising out of or in connection with the Finance Documents, (ii) if requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (iii) if required by the rules of any stock exchange on which the shares or other securities of any member of the Purchaser Group are listed or (iv) if required by the Laws of any country with jurisdiction over the affairs of any member of the Purchaser Group.

3.

Continuing Obligations

The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us.  Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment, sub-participation or otherwise) an interest, direct or indirect, in the Common Terms Agreement or any Facility Agreement or (b) twelve (12) months after you have returned all Confidential Information supplied to you by us.

4.

No Representation; Consequences of Breach, etc

You acknowledge and agree that:

(a)

neither we, [nor our principal] nor the Borrower or any of its affiliates nor any of our or their respective officers, employees or advisers (each a "Relevant Person") (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update

1 Delete if letter is sent out by the Seller rather than the Seller's broker or agent.

PARIS-1-1004889-v29B- 435 -36-40397380

or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

(b)

we [or our principal] or the Borrower or any of its affiliates may be irreparably harmed by the breach of the terms hereof and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

5.

No Waiver; Amendments, etc

This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter.  No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges hereunder.  The terms of this letter and your obligations hereunder may only be amended or modified by written agreement between us.

6.

Inside Information

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

7.

Nature of Undertakings

The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of [our principal,] the Borrower and its affiliates.

8.

Third Party Rights

(a)

Subject to this paragraph 8 and to paragraphs 4 and 7, a person who is not a party to this letter has no right under the Third Parties Act to enforce or to enjoy the benefit of any term of this letter.

(b)

The Relevant Persons may enjoy the benefit of the terms of paragraphs 4 and subject to and in accordance with this paragraph 8 and the provisions of the Third Parties Act.

(c)

The parties to this letter do not require the consent of the Relevant Persons to rescind or vary this letter at any time.

9.

Governing Law and Jurisdiction

(a)

This letter (including the agreement constituted by your acknowledgement of its terms) is governed by English law.

(b)

The parties submit to the non-exclusive jurisdiction of the English courts.

PARIS-1-1004889-v29B- 436 -36-40397380

10.

Definitions

In this letter (including the acknowledgement set out below) terms defined in the Common Terms Agreement shall, unless the context otherwise requires, have the same meaning and:

"Confidential Information" means any information relating to the Borrower, its affiliates, the Finance Documents and/or the Acquisition provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you thereafter, other than from a source which is connected with the Borrower or any of its affiliates and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

"Permitted Purpose" means considering and evaluating whether to enter into the Acquisition; and

"Purchaser Group" means you and each of your affiliates.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

…................................

For and on behalf of

[Seller/Seller’s agent/broker]

To: [Seller]

[Seller’s agent/broker]

The Borrower

We acknowledge and agree to the above:

…................................

For and on behalf of

[Potential Purchaser/Purchaser’s agent/broker]

PARIS-1-1004889-v29B- 437 -36-40397380

Schedule 19
Hedging Strategy

1.

Gold Puts

The Borrower shall buy gold puts for 200,016 ounces of gold at a strike price of not less than USD 700 per ounce with the puts being exercisable in the period commencing December 2010 and spread evenly over the next 24 Months.

2.

Counterparties

Each counterparty to a Gold Put must be BNPP or such other Person that is acceptable to the Project Faclities Agent.

3.

Terms of Gold Puts

Each of the contracts, agreements and other arrangements relating to the Gold Puts shall be, in form and substance, satisfactory to the Project Facilities Agent.

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Schedule 20
Addresses

Party	Address for Notices
Xxxxx xxxxxx xxxxx xxxxxxx (as Borrower)	Xxxxx xxxxxx xxxxx xxxxxxx Mariam Gimby Street No. 61, P.O. Box 4276 Asmara Eritrea Fax +291 1 124941 Attention: Stan Rogers
XXX XXXX-XXXX XXXX (as Co-Lead Arranger and Lender)	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax: + 49 69 7431 2016 Attention: Wolfgang Behler
XXX XXXX-XXXX XXXX as Offshore Security Agent	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax + 49 69 7431 2944 Attention: Dietrich von Wallmoden
XXX XXXX-XXXX XXXX (as Project Facilities Agent for Credit Matters)	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax + 49 69 7431 1768 Attention: Margarete Peters
XXX XXXX-XXXX XXXX (as Project Facilities Agent for Transaction Matters and Payments)`	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax + 49 69 7431 1768 Attention: Isabel Piel
XXX XXXX-XXXX XXXX (as Modelling and Technical Bank for Modelling Issues)	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax + 49 69 7431 9412 Attention: Clare Dooley

PARIS-1-1004889-v29B- 439 -36-40397380

XXX XXXX-XXXX XXXX (as Modelling and Technical Bank for Technical Issues)	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax + 49 69 7431 2016 Attention: Herwig Lenz
XXX XXXX-XXXX XXXX (as UFK Senior Agent and UFK Subordinated Agent)	XXX XXXX-XXXX XXXX Palmengartenstrasse 5-9 60325 Frankfurt Germany Fax + 49 69 7431 9412 Attention: Simone Thrun
Xxx-xxxx-xxxxxxxxxxxxxxxxxxx (as Co-Lead Arranger and Lender)	Xxx-xxxx-xxxxxxxxxxxxxxxxxxx Structured Export Finance Department Bockenheimer Landstrasse 10 60323 Frankfurt Germany Fax: + 49 69 718 2416 /4240 Attention: Sylvia Sedlacek/Birgitta Heinze
Xxx-xxxx-xxxxxxxxxxxxxxxxxxx (as Offshore Account Bank)	Xxx-xxxx-xxxxxxxxxxxxxxxxxxx Structured Export Finance Department Bockenheimer Landstrasse 10 60323 Frankfurt Germany Fax: + 49 69 718 2416 /4240 Attention: Sylvia Sedlacek/Birgitta Heinze
– Deutsche Investitions- und Entwicklungsgesellschaft (as Co-Lead Arranger and Lender)	Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx Kaemmergasse 22 50676 Koeln Germany Fax: + 49 221 4986 1106 Attention: Portfolio Management Africa
XXX – Deutsche Investitions- und Entwicklungsgesellschaft (as Social and Environmental Agent)	Xxx - xxxxxxxx xxxxxxxxxxxx- xxx xxxxxxxxxxxxxxxxxxxxxxxx xxx Kaemmergasse 22 50676 Koeln Germany Fax: 49 221 4986 1375 Attention: Dr Peter Thimme

PARIS-1-1004889-v29B- 440 -36-40397380

XXX XXXXXXXXX XXXXXX XXXXXXXX XXXX XXXXXXXas Co-Lead Arranger and Lender)

XXX XXXXXXXXX XXXXXX XXXXXXXX XXXX XXXXXXX(with Frontier Markets Fund Managers as manager)

6th Floor, Medine Mews

La Chaussee Street

Port Louis

Mauritius

Fax: + 230 212 5265

Attention: Manjoola Chadee

Copy to: Frontier Markets Fund Managers                                                            c/o Standard Bank

20 Gresham Street                                                            London EC2V 7JE                                                 UK

Fax: + 44 20 7815 2789

Attention: Roland Janssens

Xxxxxxxxxxx xxxxxxxxx xxxx (as Co-lead Arranger)	Xxxxxxxxxxx xxxxxxxxx xxxx Muhlebachstrasse 43 8008 Zurich Switzerland Fax: + 41 (0) 43 222 6140 Attention: Petra Peyer/Matthias Kaufmann
XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX (as Lender)	XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX 2120 West End Avenue, Nashville, Tennessee 37203, USA Fax: +1 615 341 8698 Attention: Mike Ward
XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX(as Co-Lead Arranger and Lender)	XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX 19 Fredman Drive, Sandown 2196 South Africa Fax: + 27 11 269 3116 Attention: SBU Head: Mining & Beneficiation.

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XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX(as Insurance Agent)	XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX 19 Fredman Drive, Sandown 2196 South Africa Fax: + 27 11 269 3116 Attention: Head: Corporate & Structured Finance..
XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX(as ECIC Senior Agent and ECIC Senior Cost Overrun and Subordinated Agent)	XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XXXXX XXXXXX XXXXXXX 19 Fredman Drive, Sandown 2196 South Africa Fax: + 27 11 269 3116 Attention: Head: International Finance Department.
Xxx xxxxxxx (as Co-Lead Arranger and Lender)	Xxx xxxxxxx 16 rue de Hanovre 75002 Paris France Fax: + 33 1 43 16 99 43 Attention: Charles Bichet, Olivier Smeets, Maxence Léonard
XXXXXXX XXX XXXXXXXX XXXX XX XXXXXXX (as Onshore Security Agent)	Liberty Avenue Bahti Meskerem Square Asmara Eritrea Fax: +291 112 0401 Attention: Berhane Hiwet Ghebre General Manager

PARIS-1-1004889-v29B- 442 -36-40397380

Schedule 21
Assumptions

Part A
Project Assumptions

1.

With reference to the "Assumptions" sheet in Financial Model version Xxxxxxx xxx xxx xxxxxxxx xxxx(or such later version as is accepted by the Project Facilities Agent pursuant to paragraph 11(d) of Schedule 3 (Conditions Pre)):

(a)

NSR TERMS (lines 39-79);

(b)

Production; Mining & Processing (lines 87-167);

(c)

Operating Costs (lines 171-214);

(d)

Other (lines 298 - 311)

2.

With reference to the "Capex Assumptions" sheet in Financial Model version Xxxxxxx xxx xxx xxxxxxxx xxxx(or such later version as is accepted by the Project Facilities Agent pursuant to paragraph 11(d) of Schedule 3 (Conditions Pre)):

(a)

Initial Capital Costs & Project Costs from Jan 2008 (lines 8- 68).

(b)

Ongoing Capital Costs (lines 73-79).

(c)

Power Options (lines 94-100).

Part B
Economic Assumptions

Metal prices, exchange rates and interest rates.

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SIGNATURE PAGES

As Borrower

XXXXX XXXXXX XXXXX XXXXXXX

By: _____________________________
Name: Stanley C Rogers
Title: General Manager

As Co-Lead Arrangers

XXX-XXXX-XXXXXXXXXXXXXXXXXXX

By: _____________________________	By: _____________________________
Name: Sylvia Sedlacek	Name: Birgitta Heinze
Title: Vice President	Title: Director

XXXXXXXXXXX XXXXXXXXX XXXX

By: _____________________________	By: _____________________________
Name: Robert Coon	Name: Matthias Kaufmann
Title: Managing Director	Title: Director

PARIS-1-1004889-v29B- 444 -36-40397380

XXX – DEUTSCHE INVESTITIONS- UND ENTWICKLUNGSGESELLSCHAFT MBH

By: _____________________________	By: _____________________________
Name: Stephan Diefenthal	Name: Ulrich Severing
Title: Vice President	Title: Vice President

XXX XXXXXXXXX XXXXXX XXXXXXXX XXXX XXXXXXX

By: _____________________________
Name: Roland Janssens
Title: Senior Investment Advisor of Frontier Markets Fund Managers

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

PARIS-1-1004889-v29B- 445 -36-40397380

XXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Loïc Le Sache	Name: David Poulter
Title: Director Structured Export Finance	Title: Director E&C Finance Metal&Mining

As Original ECIC Senior Lender

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

As Original ECIC Senior Cost Overrun Lender

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

PARIS-1-1004889-v29B- 446 -36-40397380

As Original ECIC Subordinated Lender

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

As Original UFK Senior Lenders

XXX-XXXX-XXXXXXXXXXXXXXXXXXX

By: _____________________________	By: _____________________________
Name: Sylvia Sedlacek	Name: Birgitta Heinze
Title: Vice President	Title: Director

XXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Loïc Le Sache	Name: David Poulter
Title: Director Structured Export Finance	Title: Director E&C Finance Metal&Mining

PARIS-1-1004889-v29B- 447 -36-40397380

XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX

By: _____________________________	By: _____________________________
Name: Robert Coon	Name: Matthias Kaufmann
Title: Managing Director, Caterpillar Financial SARL	Title: Director, Xxxxxxxxxxx xxxxxxxxx xxxx

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

As Original UFK Senior Cost Overrun Lenders

XXX-XXXX-XXXXXXXXXXXXXXXXXXX

By: _____________________________	By: _____________________________
Name: Sylvia Sedlacek	Name: Birgitta Heinze
Title: Vice President	Title: Director

XXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Loïc Le Sache	Name: David Poulter
Title: Director Structured Export Finance	Title: Director E&C Finance Metal&Mining

PARIS-1-1004889-v29B- 448 -36-40397380

XXXXXXXXXXX XXXXXXXXX XXXXXXXX XXXXXXXXXXX

By: _____________________________	By: _____________________________
Name: Robert Coon	Name: Matthias Kaufmann
Title: Managing Director, Caterpillar Financial SARL	Title: Director, Xxxxxxxxxxx xxxxxxxxx xxxx

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

As Original UFK Subordinated Lenders

XXX – DEUTSCHE INVESTITIONS- UND ENTWICKLUNGSGESELLSCHAFT MBH

By: _____________________________	By: _____________________________
Name: Stephan Diefenthal	Name: Ulrich Severing
Title: Vice President	Title: Vice President

PARIS-1-1004889-v29B- 449 -36-40397380

XXX XXXXXXXXX XXXXXX XXXXXXXX XXXX XXXXXXX

By: _____________________________
Name: Roland Janssens
Title: Senior Investment Advisor of Frontier Markets Fund Managers

As the Project Facilities Agent

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

As the Social and Environment Agent

XXX – DEUTSCHE INVESTITIONS- UND ENTWICKLUNGSGESELLSCHAFT MBH

By: _____________________________	By: _____________________________
Name: Stephan Diefenthal	Name: Ulrich Severing
Title: Vice President	Title: Vice President

PARIS-1-1004889-v29B- 450 -36-40397380

As the Insurance Agent

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

As the Modelling and Technical Bank

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

As the ECIC Senior Agent

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

PARIS-1-1004889-v29B- 451 -36-40397380

As the ECIC Senior Cost Overrun and Subordinated Agent

XXXXXXXXXX XXXXXXXXXXX XXXXXXXXXXX XX XXXXX XXXXXX XXXXXXX

By: _____________________________	By: _____________________________
Name: Bharti Harie	Name: Abel Malinga
Title: Head: International Finance Department	Title: Head: Mining and Beneficiation SBU

As the UFK Senior Agent

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

As the UFK Subordinated Agent

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By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

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As the Offshore Security Agent

XXX XXXX-XXXX XXXX

By: _____________________________
Name: Peter Eysel
Title: Senior Project Manager

As the Onshore Security Agent

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acting by	)
Berhane G Hiwet Ghebre	)
_____________________________	)	General Manager
Address:	)	Liberty Avenue Bahti Meskerem Square Asmara Eritrea
Fax:	)	+291 112 0401
Attention:	)	Berhane G Hiwet Ghebre General Manager

Witnessed in London, England by: ________________________	________________________
Name: David John Rhodes	Name: George Franks Gerard Pyper
British Passport no: 099085359	British Passport no: 093125588

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Witnessed in Asmara, Eritrea by: ________________________	________________________
Afewerki Kebreab Eritrean ID no: 0005957	Richard Braimbridge New Zealand passport no: EA314312

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